

File No. 82 - 3185





Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, September 21st 2009

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you, attached, a copy of our "Report on operations during the first half of 2009".

With kindest regards, we remain,

Yours faithfully,
UniCredit SpA
Direzione Generale

Corporate Affairs
mz

dlo
9/30

UniCredit S.p.A
Sede Sociale
Via Specchi, 16
00187 ROMA

Direzione Centrale
Piazza Cordusio
20121 MILANO

Capitale Sociale € 8.389.86.514,00 interamente versato – Banca iscritta all'Albo delle Banche e Capogruppo del Gruppo Bancario UniCredito Italiano - Albo dei Gruppi Bancari: cod. 3135.1 - Iscrizione al Registro delle Imprese di Roma, Codice Fiscale e P. IVA n° 00348170101 - Aderente al Fondo Interbancario di Tutela dei Depositi.

UniCredit Group

OUR COMMITMENT

Consolidated First Half Financial Report as at June 30, 2009

UniCredit S.p.A
Registered Office: Roma, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €8,389,869,514.00 fully paid in

UniCredit Group


OUR COMMITMENT

onsolidated First Half Financial Report as at June 30, 2009

Alessio Amadori
Italy

«My strength is my commitment. And strength implies flexibility. So my strength is definitely my daily, flexible commitment to face challenging goals, while aiming to meet both professional requirements and the customer's satisfaction.»





Gabriele Gori
Italy

«We strongly believe that a life of integrity is the fundamental basis of personal worth.
The commitments we make to ourselves and to our stakeholders and the integrity we bring to those commitments are the essence of our lives and the strongest contributors to our past and future achievements.»

Board of Directors and Board of Statutory Auditors

	Board of Directors
Dieter Rampl	Chairman
Luigi Castelletti	First Deputy Chairman
Farhat Omar Bengdara Vincenzo Calandra Buonaura Fabrizio Palenzona	Deputy Chairmen
Alessandro Profumo	CEO
Giovanni Belluzzi Manfred Bischoff Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Lucrezia Reichlin Hans-Jürgen Schinzler Theodor Waigel Anthony Wyand Franz Zwickl	Directors
Lorenzo Lampiano	Company Secretary

	Board of Statutory Auditors
Giorgio Loli	Chairman
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	Standing Auditors
Massimo Livatino Giuseppe Verrascina	Alternate Auditors

KPMG S.p.A.	**External Auditors**
Marina Natale	**Nominated Official in charge of drawing up Company Accounts**

Ernst Jürgen Rohde
Germany

«A good customer relationship is about more than just the volume of business. I am not satisfied until my clients recognize me and my company as their preferred business partner.
This recognition I have to earn every day anew.»

«Based on my experience, I am convinced of the importance of long-lasting customer relationships.
The roots of my success are anchored in deep customer satisfaction, followed with a steadily growing confidence in myself, my personal competence and my ability to find the right solutions.»

Sandra Stigger
Austria



Contents

Notes

The following conventional symbols have been used in the tables:
- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) o (**n.s.**) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.

Unless otherwise indicated, all amounts are in **millions of euros.**

Prefatory Note to the Consolidated First Half Financial Report

General Matters

This Consolidated First Half Financial Report was compiled under Article 154-ter, paragraph 2 of Legislative Decree No. 58 of 2/24/1998, in accordance with IAS/IFRS international accounting standards, as indicated by IAS 34 on Interim Financial Reporting, in the summary version provided for in paragraph 10, instead of the full reporting provided for annual accounts.

In UniCredit's website the press releases concerning the main events of the period and the presentation to the market of the results for the second quarter are to be found.

General Principles

The Consolidated First Half Financial Report includes:

- **the Interim Report on Operations** using reclassified financial statement formats, including not only comments on the results for the period and on other main events, but also the additional financial information required by the CONSOB in Communiqué No. 6064293 dated July 28, 2006 (in particular the comparisons between reclassified formats and mandatory ones).

- **the First-Half Condensed Consolidated Financial Statements,** stated in comparison with those for 2008; specifically, as provided for by IAS 34, the balance sheet has been compared with the figures as at December 31, 2008, while the income statement, the change in shareholders' equity and the cash flow statement are compared with the corresponding figures for the first half of the previous year. In addition, pursuant to IAS 1, the new overall profitability statement has been included. It is also compared with the corresponding figures for the first half of the previous year; for it the reader is referred to Part A) Accounting policies for the condensed first half financial statements.

- **the Notes to the Financial Statements,** which include not only the detailed information required by IAS 34, stated according to the formats adopted in the financial statements, but also the additional information required by the CONSOB and the information deemed useful for providing a true picture of the consolidated corporate standing;

- **the certification of the First-Half Condensed Consolidated Financial Statements** pursuant to Article 81-ter of Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and addenda.

- **the auditor's report** by KPMG S.p.A. as a limited review.

Consolidation Area

In H1 2009, there were no significant changes to the consolidation area, although data has been restated where necessary on a comparable basis to take account of changes in the area of consolidation, scope of operations and reclassification of assets held for disposal under IFRS 5. Changes that occurred between December 2008 and June 2009 refer to thirteen newly included companies in the Bank Austria sub-group, ten in the HVB sub-group and a further two companies.

Changes made to enable proper comparison

Transactions carried out in 2008 made prior-year figures not comparable. In order to make a meaningful comparison between periods, **balance-sheet data** relating to the quarters of 2008 have been restated to take into account:

- the completion of the Purchase Price Allocation ("PPA") relating to the business combination with the Capitalia group, as presented in the 2008 Accounts;
- the reclassification of the interest in Mediobanca SpA from "Available for sale assets" to "Equity Interests," in line with the noted changes to the governance structure of Mediobanca.

With the same aim of bringing consistency and comparability, the 2008 **financial results** have been restated following completion of PPA. The Quarterly Figures table published in the 2008 Accounts already comprised the effects of PPA completion.

Non-Current Assets and Asset Groups Held for Disposal

The main items reclassified as per IFRS 5 under non-current assets and asset groups held for disposal at June 30, 2009, were stakes in IRFIS Mediocredito della Sicilia SpA, Card Complete Services Bank AG and Vereinsbank Victoria Bauspar Aktiengesellshaft.

Segment Reporting

In late 2008 and early 2009, UniCredit Group made certain changes to its organizational model leading to three Strategic Business Areas, viz: (i) Retail Banking, (ii) Corporate & Investment Banking and Private Banking, and (iii) Global Banking Services,, headed by the three Deputy CEOs. The SBAs are responsible for Business Units, which correspond to the former divisions, with the exception of Asset Management, whose Head, together with the Head of the CEE Divisionalization Program (including Poland's Markets), reports directly to the CEO.

Segment reporting is however by business division, in line with the current practice in management reporting of Group results, as follows: Retail Banking, Corporate Banking, Private Banking, Asset Management, Markets & Investment Banking, Central & Eastern Europe and Poland's Markets. Profit and loss data are given in the items of the reclassified income statement down to operating profit, except for the CEE and Poland's Markets divisions, for which a net profit figure is given.

In Q2 2009 the composition of the business structures changed following transfer of the Asset Gathering business from Private Banking to Retail Banking, and transfer to Corporate Banking from MIB of both Unicredit Mediocredito Centrale's MIB activities (i.e. Structured Finance) in Italy and the Active Credit Portfolio Management (ACPM) business line in Germany. Prior-year profit and loss data have been restated to take these changes in scope into account.

«Success is based first of all on our attitude towards the client and a very good knowledge of every product that our bank supplies. Because we treat every client with respect, we try to sell the product that best fits the client's needs. Staying true to that commitment is what makes us strong.»

Ildico Ioana Tasca
Romania

Hans Christian Stoeldt
Germany

«We realized an investment of a small company. In the course of a two-year dialogue with the client, we managed the financing of their physical plant, the import machinery from Taiwan and the start-up of new manufacturing processes and we stabilized their financial structure. We secured 60 jobs and created 12 new ones.»



Interim Report on Operations

Highlights

Income statement

(€ million)

	H1 2009	H1 2008	CHANGE
Operating income	14,326	14,043	+ 2.0%
Operating costs	7,690	8,361	- 8.0%
Operating profit	6,636	5,682	+ 16.8%
Profit before tax	1,929	4,530	- 57.4%
Net Profit attributable to the Group	**937**	**2,975**	**- 68.5%**

Profitability ratios

	H1 2009	H1 2008	CHANGE
EPS (€) [1]	0.11	0.38	- 0.27
ROE [2]	4.2%	14.0%	- 9.8
Cost/income ratio	53.7%	59.5%	- 5.8
EVA (€ million) [3]	-653	1,031	- 1,684

Balance sheet main items

(€ million)

	AMOUNTS AS AT 06.30.2009	AMOUNTS AS AT 12.31.2008	CHANGE
Total assets	982,712	1,045,612	- 6.0%
Loans and receivables with customers	585,087	612,480	- 4.5%
Deposits from customers and debt securities in issue	590,684	591,290	- 0.1%
Shareholders' equity	**57,893**	**54,999**	**+ 5.3%**

These figures refer to condensed Balance Sheet and Income Statement.

Notes:

1. Annualized figues.
2. Annualized figures, calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge), net of goodwill arising from the business combination with HVB and Capitalia, which were carried out with an exchange of shares and recorded in accordance with IFRS 3. ROE figures for 2008 include the effects of completion of PPA and reclassification of Mediobanca Spa interest.
3. Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and the cost of capital. 2008 figures include the effects of completion of PPA.

Capital ratios

	AS AT 06.30.2009	AS AT 12.31.2008[4] AFTER CAPITAL STRENGHTENING	AS AT 12.31.2008[4] AFTER CAPITAL STRENGHTENING
Core Tier 1/Total risk-weighted assets	6.85%	6.60%	6.02%
Total regulatory capital/Total risk-weighted assets	11.33%	11.40%	10.78%

Staff and branches

	AS AT 06.30.2009	AS AT 12.31.2008	CHANGE
Employees[5]	168,007	174,519	- 6,512
Employees (subsidiaries are consolidated proportionately)	157,637	163,991	- 6,354
Branches[6]	9,974	10,251	- 277

Ratings

	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
Fitch Ratings	F1	A	NEGATIVE
Moody's Investors Service	P-1	Aa3	STABLE
Standard & Poor's	A-1	A	STABLE

4. Restated following the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investments.
5. "Full time equivalent" data. These figures include all employees of subsidiaries consolidated proportionately, such as Koç Financial Services Group employees.
6. These figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services Group branches.

Condensed Accounts

Consolidated Balance Sheet

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		CHANGE	
	06.30.2009	12.31.2008	AMOUNT	%
Assets				
Cash and cash balances	6,514	7,652	- 1,138	- 14.9%
Financial assets held for trading	157,122	204,890	- 47,768	- 23.3%
Loans and receivables with banks	93,088	80,827	+ 12,261	+ 15.2%
Loans and receivables with customers	585,087	612,480	- 27,393	- 4.5%
Financial investments	63,425	65,222	- 1,797	- 2.8%
Hedging instruments	12,980	8,710	+ 4,270	+ 49.0%
Property, plant and equipment	12,198	11,936	+ 262	+ 2.2%
Goodwill	20,412	20,889	- 477	- 2.3%
Other intangible assets	5,351	5,593	- 242	- 4.3%
Tax assets	12,034	12,392	- 358	- 2.9%
Non-current assets and disposal groups classified as held for sale	2,932	1,030	+ 1,902	+ 184.7%
Other assets	11,569	13,991	- 2,422	- 17.3%
Total assets	**982,712**	**1,045,612**	**- 62,900**	**- 6.0%**
Liabilities and shareholders' equity				
Deposits from banks	142,891	177,677	- 34,786	- 19.6%
Deposits from customers and debt securities in issue	590,684	591,290	- 606	- 0.1%
Financial liabilities held for trading	135,340	165,335	- 29,995	- 18.1%
Financial liabilities designated at fair value	1,633	1,659	- 26	- 1.6%
Hedging instruments	10,875	9,323	+ 1,552	+ 16.6%
Provisions for risks and charges	8,142	8,049	+ 93	+ 1.2%
Tax liabilities	6,213	8,229	- 2,016	- 24.5%
Liabilities included in disposal groups classified as held for sale	2,544	537	+ 2,007	+ 373.7%
Other liabilities	23,513	25,272	- 1,759	- 7.0%
Minorities	2,984	3,242	- 258	- 8.0%
Group shareholders' equity	57,893	54,999	+ 2,894	+ 5.3%
- Capital and reserves	*57,469*	*51,665*	*+ 5,804*	*+ 11.2%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-513*	*-678*	*+ 165*	*- 24.3%*
- Net profit	*937*	*4,012*	*- 3,075*	*- 76.6%*
Total liabilities and shareholders' equity	**982,712**	**1,045,612**	**- 62,900**	**- 6.0%**

Consolidated Income Statement

Consolidated Income Statement (€ million)

	H1		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED[1]
Net interest	9,360	8,862	+ 498	+ 5.6%	+ 10.8%
Dividends and other income from equity investments	158	356	- 198	- 55.6%	- 54.6%
Net interest income	**9,518**	**9,218**	**+ 300**	**+ 3.3%**	**+ 8.3%**
Net fees and commissions	3,735	4,802	- 1,067	- 22.2%	- 18.9%
Net trading, hedging and fair value income	864	-199	+ 1,063	n.s.	n.s.
Net other expenses/income	209	222	- 13	- 5.9%	- 10.8%
Net non-interest income	**4,808**	**4,825**	**- 17**	**- 0.4%**	**+ 4.8%**
OPERATING INCOME	**14,326**	**14,043**	**+ 283**	**+ 2.0%**	**+ 7.1%**
Payroll costs	-4,545	-5,066	+ 521	- 10.3%	- 7.7%
Other administrative expenses	-2,750	-2,965	+ 215	- 7.3%	- 3.9%
Recovery of expenses	211	303	- 92	- 30.4%	- 30.0%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-606	-633	+ 27	- 4.3%	+ 1.6%
Operating costs	**-7,690**	**-8,361**	**+ 671**	**- 8.0%**	**- 4.9%**
OPERATING PROFIT	**6,636**	**5,682**	**+ 954**	**+ 16.8%**	**+ 24.6%**
Goodwill impairment	-	-	-	-	-
Provisions for risks and charges	-223	-128	- 95	+ 74.2%	+ 76.5%
Integration costs	-309	-91	- 218	+ 239.6%	+ 241.3%
Net write-downs of loans and provisions for guarantees and commitments	-4,081	-1,298	- 2,783	+ 214.4%	+ 224.7%
Net income from investments	-94	365	- 459	n.s.	n.s.
PROFIT BEFORE TAX	**1,929**	**4,530**	**- 2,601**	**- 57.4%**	**- 50.7%**
Income tax for the period	-697	-1,088	+ 391	- 35.9%	- 32.5%
PROFIT (LOSS) FOR THE PERIOD	**1,232**	**3,442**	**- 2,210**	**- 64.2%**	**- 56.4%**
Minorities	-166	-303	+ 137	- 45.2%	- 35.1%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,066**	**3,139**	**- 2,073**	**- 66.0%**	**- 58.4%**
Purchase Price Allocation effect[2]	-129	-164	+ 35	- 21.3%	- 21.2%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**937**	**2,975**	**- 2,038**	**- 68.5%**	**- 61.7%**

Notes:
H1 2008 figures published in the last First Half quarterly report were modified due to completion of PPA (Purchase Price Allocation), which also changed net profit attributable to the Group.
1. Changes at constant foreign exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Quarterly Figures

Consolidated Balance Sheet

Consolidated Balance Sheet						(€ million)
	AMOUNTS AS AT			AMOUNTS AS AT		
	06.30.2009	03.31.2009	12.31.2008	09.30.2008	06.30.2008	03.31.2008
Assets						
Cash and cash balances	6,514	5,674	7,652	5,621	4,757	5,649
Financial assets held for trading	157,122	197,344	204,890	171,791	201,325	209,214
Loans and receivables with banks	93,088	81,317	80,827	112,558	120,832	105,806
Loans and receivables with customers	585,087	600,672	612,480	623,725	598,040	588,023
Financial investments	63,425	63,011	65,222	67,247	63,718	65,572
Hedging instruments	12,980	13,634	8,710	4,722	2,366	2,861
Property, plant and equipment	12,198	12,014	11,936	11,955	11,989	11,962
Goodwill	20,412	20,494	20,889	22,324	21,666	20,754
Other intangible assets	5,351	5,414	5,593	5,775	5,730	5,807
Tax assets	12,034	12,798	12,392	10,984	11,104	11,077
Non-current assets and disposal groups classified as held for sale	2,932	2,880	1,030	3,342	3,895	4,498
Other assets	11,569	13,042	13,991	12,894	14,730	13,842
Total assets	**982,712**	**1,028,294**	**1,045,612**	**1,052,938**	**1,060,152**	**1,045,065**
Liabilities and shareholders' equity						
Deposits from banks	142,891	163,524	177,677	183,678	186,326	166,200
Deposits from customers and debt securities in issue	590,684	577,062	591,290	639,814	639,809	632,465
Financial liabilities held for trading	135,340	169,584	165,335	118,865	121,879	128,422
Financial liabilities designated at fair value	1,633	1,688	1,659	1,842	1,703	1,858
Hedging instruments	10,875	12,560	9,323	5,897	5,483	7,210
Provisions for risks and charges	8,142	7,773	8,049	8,304	8,333	9,116
Tax liabilities	6,213	8,846	8,229	6,810	6,652	7,505
Liabilities included in disposal groups classified as held for sale	2,544	2,534	537	2,581	2,721	3,121
Other liabilities	23,513	24,318	25,272	24,980	27,239	26,208
Minorities	2,984	3,147	3,242	3,531	3,996	4,869
Group shareholders' equity	57,893	57,258	54,999	56,636	56,011	58,091
- Capital and reserves	*57,469*	*57,506*	*51,665*	*54,088*	*53,922*	*56,676*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*-513*	*-695*	*-678*	*-959*	*-886*	*352*
- Net profit	*937*	*447*	*4,012*	*3,507*	*2,975*	*1,063*
Total liabilities and shareholders' equity	**982,712**	**1,028,294**	**1,045,612**	**1,052,938**	**1,060,152**	**1,045,065**

Note:
2008 quarterly figures published in previous quarterly reports were modified due to:
- completion of PPA (Puchase Price Allocation);
- the reclassification of the interest in Mediobanca SpA from "Available for sale assets" to "Equity Interests".

Consolidated Income Statement

Consolidated Income Statement						(€ million)
	2009		2008			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	4,710	4,650	4,823	4,688	4,400	4,462
Dividends and other income from equity investments	104	54	433	223	280	76
Net interest income	**4,814**	**4,704**	**5,256**	**4,911**	**4,680**	**4,538**
Net fees and commissions	1,889	1,846	2,090	2,201	2,342	2,460
Net trading, hedging and fair value income	957	-93	-1,258	-523	484	-683
Net other expenses/income	104	105	-11	157	88	134
Net non-interest income	**2,950**	**1,858**	**821**	**1,835**	**2,914**	**1,911**
OPERATING INCOME	**7,764**	**6,562**	**6,077**	**6,746**	**7,594**	**6,449**
Payroll costs	-2,249	-2,296	-2,385	-2,467	-2,570	-2,496
Other administrative expenses	-1,426	-1,324	-1,576	-1,478	-1,506	-1,459
Recovery of expenses	112	99	140	114	169	134
Amortisation, depreciation and impairment losses on intangible and tangible assets	-305	-301	-353	-326	-316	-317
Operating costs	**-3,868**	**-3,822**	**-4,174**	**-4,157**	**-4,223**	**-4,138**
OPERATING PROFIT	**3,896**	**2,740**	**1,903**	**2,589**	**3,371**	**2,311**
Goodwill impairment	-	-	-750	-	-	-
Provisions for risks and charges	-155	-68	-165	-51	-77	-51
Integration costs	-242	-67	-31	-18	-67	-24
Net write-downs of loans and provisions for guarantees and commitments	-2,431	-1,650	-1,328	-1,074	-634	-664
Net income from investments	-61	-33	213	-360	180	185
PROFIT BEFORE TAX	**1,007**	**922**	**-158**	**1,086**	**2,773**	**1,757**
Income tax for the period	-363	-334	849	-388	-631	-457
PROFIT (LOSS) FOR THE PERIOD	**644**	**588**	**691**	**698**	**2,142**	**1,300**
Minorities	-90	-76	-111	-104	-142	-161
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**554**	**512**	**580**	**594**	**2,000**	**1,139**
Purchase Price Allocation effect [1]	-64	-65	-75	-62	-88	-76
NET PROFIT ATTRIBUTABLE TO THE GROUP	**490**	**447**	**505**	**532**	**1,912**	**1,063**

Notes:
Interim figures of 2008 published in the reports issued during the year are modified due to the completion of PPA ("Purchase Price Allocation"). This change also modified net profit attributable to the Group in each quarter. Please note that data in the table "Quarterly figures" published in Annual Report 2008 already included the effects of this operation.

1. Mainly due to business combination with Capitalia.

Comparison of Q2 2009 / Q2 2008

Consolidated Income Statement

Consolidated Income Statement (€ million)

	Q2		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED[1]
Net interest	4,710	4,400	+ 310	+ 7.0%	+ 11.8%
Dividends and other income from equity investments	104	280	- 176	- 62.9%	- 60.9%
Net interest income	**4,814**	**4,680**	**+ 134**	**+ 2.9%**	**+ 7.5%**
Net fees and commissions	1,889	2,342	- 453	- 19.3%	- 16.1%
Net trading, hedging and fair value income	957	484	+ 473	+ 97.7%	+ 107.9%
Net other expenses/income	104	88	+ 16	+ 18.2%	+ 4.0%
Net non-interest income	**2,950**	**2,914**	**+ 36**	**+ 1.2%**	**+ 5.2%**
OPERATING INCOME	**7,764**	**7,594**	**+ 170**	**+ 2.2%**	**+ 6.6%**
Payroll costs	-2,249	-2,570	+ 321	- 12.5%	- 10.3%
Other administrative expenses	-1,426	-1,506	+ 80	- 5.3%	- 2.5%
Recovery of expenses	112	169	- 57	- 33.7%	- 31.1%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-305	-316	+ 11	- 3.5%	+ 1.7%
Operating costs	**-3,868**	**-4,223**	**+ 355**	**- 8.4%**	**- 5.8%**
OPERATING PROFIT	**3,896**	**3,371**	**+ 525**	**+ 15.6%**	**+ 22.1%**
Goodwill impairment	-	-	-	-	-
Provisions for risks and charges	-155	-77	- 78	+ 101.3%	+ 97.0%
Integration costs	-242	-67	- 175	+ 261.2%	+ 262.6%
Net write-downs of loans and provisions for guarantees and commitments	-2,431	-634	- 1,797	+ 283.4%	+ 291.0%
Net income from investments	-61	180	- 241	n.s.	n.s.
PROFIT BEFORE TAX	**1,007**	**2,773**	**- 1,766**	**- 63.7%**	**- 58.0%**
Income tax for the period	-363	-631	+ 268	- 42.5%	- 40.2%
PROFIT (LOSS) FOR THE PERIOD	**644**	**2,142**	**- 1,498**	**- 69.9%**	**- 63.2%**
Minorities	-90	-142	+ 52	- 36.6%	- 26.4%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**554**	**2,000**	**- 1,446**	**- 72.3%**	**- 65.8%**
Purchase Price Allocation effect[2]	-64	-88	+ 24	- 27.3%	- 27.3%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**490**	**1,912**	**- 1,422**	**- 74.4%**	**- 69.3%**

1. Changes at constant exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Divisional Results

Key Figures (€ million)

	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement									
Operating Income									
H1 2009	5,289	3,262	421	340	1,800	2,401	780	33	14,326
H1 2008	*5,976*	*3,259*	*492*	*608*	*356*	*2,143*	*1,122*	*87*	*14,043*
Operating costs									
H1 2009	-3,592	-1,047	-266	-225	-600	-954	-419	-587	-7,690
H1 2008	*-3,834*	*-1,091*	*-276*	*-260*	*-660*	*-1,052*	*-521*	*-667*	*-8,361*
Operating Profit									
H1 2009	1,697	2,215	155	115	1,200	1,447	361	-554	6,636
H1 2008	*2,142*	*2,168*	*216*	*348*	*-304*	*1,091*	*601*	*-580*	*5,682*
Profit Before Tax									
H1 2009	565	408	141	120	548	721	327	-901	1,929
H1 2008	*1,568*	*1,615*	*240*	*372*	*-295*	*929*	*568*	*-467*	*4,530*
Balance Sheet									
Loans to Customers									
as at June 30, 2009	174,282	270,415	6,783	-	45,368	59,997	18,470	9,772	585,087
as at December 31, 2008	*180,280*	*282,527*	*6,941*	-	*48,583*	*62,145*	*19,870*	*12,134*	*612,480*
Deposits from customers and debt securities in issue									
as at June 30, 2009	241,946	139,347	23,091	-	48,618	49,938	21,278	66,466	590,684
as at December 31, 2008	*215,915*	*131,237*	*24,036*	-	*58,385*	*50,100*	*22,390*	*89,227*	*591,290*
Total Risk Weighted Assets									
as at June 30, 2009	73,170	204,653	5,012	1,971	65,928	72,030	22,479	40,573	485,816
as at December 31, 2008	*80,410*	*207,008*	*5,172*	*1,831*	*71,363*	*76,073*	*24,957*	*45,718*	*512,532*
EVA [1]									
H1 2009	144	-366	83	66	334	233	95	-1,242	-653
H1 2008	*747*	*502*	*123*	*241*	*-441*	*345*	*204*	*-690*	*1,031*
Cost/income ratio									
H1 2009	67.9%	32.1%	63.2%	66.2%	33.3%	39.7%	53.7%	n.s.	53.7%
H1 2008	*64.2%*	*33.5%*	*56.1%*	*42.8%*	*n.s.*	*49.1%*	*46.4%*	*766.7%*	*59.5%*
Employees [2]									
as at June 30, 2009	50,431	12,119	3,019	2,015	2,975	53,547	20,893	23,008	168,007
as at December 31, 2008	*52,232*	*12,511*	*3,077*	*2,165*	*3,201*	*56,066*	*21,406*	*23,861*	*174,519*

Notes:

Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale. Furthermore, they were changed due to the competion of PPA (Purchase price Allocation).

1. H1 2008 figures were restated following Basel 2 regulations.
2. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Group Figures 1999 - 2009

(€ million)

	IAS/IFRS						DL 87/92					
	H1 2009	2008	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Income Statement												
Operating income	14,326	26,866	25,893	23,464	11,024	10,203	10,375	10,465	10,099	9,989	9,318	7,611
Net interest income	*9,518*	*19,385*	*14,843*	*12,860*	*5,645*	*5,156*	*5,200*	*5,088*	*5,127*	*5,049*	*4,747*	*4,046*
Net non-interest income	*4,808*	*7,481*	*11,050*	*10,604*	*5,379*	*5,047*	*5,175*	*5,377*	*4,972*	*4,940*	*4,571*	*3,565*
Operating costs	-7,690	-16,692	-14,081	-13,258	-6,045	-5,701	-5,941	-5,703	-5,483	-5,263	-4,752	-4,146
Operating profit	6,636	10,174	11,812	10,206	4,979	4,502	4,434	4,762	4,616	4,726	4,566	3,465
Profit before income tax	1,929	5,458	9,355	8,210	4,068	3,238	2,988	3,257	2,924	3,212	3,185	2,271
Net profit	1,066	4,831	6,678	6,128	2,731	2,239	2,300	2,090	1,962	1,954	1,858	1,640
Net profit attributable to the Group	**937**	**4,012**	**5,961**	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**	**1,395**	**1,287**
Balance sheet												
Total assets	982,712	1,045,612	1,021,758	823,284	787,284	260,909	265,855	238,256	213,349	208,388	202,656	168,927
Loans and receivables to customers	585,087	612,480	574,206	441,320	425,277	139,723	144,438	126,709	113,824	117,622	115,157	101,577
of which: non-performing loans	*11,071*	*10,464*	*9,932*	*6,812*	*6,861*	*2,621*	*2,621*	*2,373*	*2,104*	*1,822*	*2,005*	*2,174*
Deposits from customers and debt securities in issue	590,684	591,290	630,533	495,255	462,226	155,079	156,923	135,274	126,745	127,320	118,006	107,071
Shareholders' equity	**57,893**	**54,999**	**57,724**	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**	**8,644**	**7,708**
Profitability ratios (%)												
ROE	4.2	9.5	15.6	16.7	15.6	15.7	17.9	17.7	17.2	18	19.2	20
Operating profit/Total assets	1.35	0.97	1.16	1.24	0.63	1.73	1.67	2	2.16	2.27	2.25	2.05
Cost/income ratio	53.7	62.1	54.4	56.5	54.8	55.9	57.3	54.5	54.3	52.7	51	54.5

UniCredit Group was created in 1998 from the aggregation of Credito Italiano Group, which had acquired a controlling interest in Rolo Banca 1473 in 1995 and Unicredito Group (Cariverona Banca, Banca CRT and Cassamarca).
Subsequent most significant changes are:
- in 1999 acquisition of Pekao Group and integration with Caritro;
- in 2000 acquisition of CR Trieste, CR Carpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold off in first half 2002), Pol'nobanka and the US-based Pioneer Group;
- in 2001 sale of Fiditalia;
- in 2002 acquisition of Zagrebacka Banka;
- since 2003 proportional consolidation 50% of Koç Finansal Hizmetler Group and Zivnotenska Banka (merged in HVB Czech Republic). Please note that the conclusion of S3 reorganisation also involved the acquisition of minorities (in particular: Rolo Banca 1473) - in 2003 and 2004 acquisition of further interest in CR Carpi, Banca dell'Umbria and Locat;
- in 2005 proportional consolidation of Yapi Kredi Bankasi Group, controlled with a 57% interest by Koç Financial Services; in November HVB Group was consolidated;
- in 2006 HVB Group grew with about 70 new companies; other minor changes occurred;
- in 2007 Capitalia SpA was merged into UniCredit, effective October 1, 2007;
- in 2008 acquisition of Ukrsotsbank and sale of BPH.

Total assets (€ billion)


169
203
208
213
238
266
261
787
823
1,022
1,046
983
1999
2000
2001
2002
2003
2004
2004
2005
2006
2007
2008
H1 2009
DL 87/92
IAS/IFRS

UniCredit Share

Share information

	H1 2009	2008	2007	2006	2005	2004	2003	2002	2001
Share price (€)									
- maximum	2.040	5.697	7.646	6.727	5.864	4.421	4.425	5.255	5.865
- minimum	0.591	1.539	5.131	5.564	4.082	3.805	3.144	3.173	3.202
- average	1.432	3.768	6.541	6.161	4.596	4.083	3.959	4.273	4.830
- end of period	1.813	1.728	5.659	6.654	5.819	4.225	4.303	3.808	4.494
Number of outstanding shares (million)									
- at period end[1]	16,765.3	13,368.1	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4
- shares cum dividend		13,372.7	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1
of which: savings shares		*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average[1]	16,494.1	13,204.6	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-
Dividend									
- total dividends (€ million)		(*)	3,431	2,486	2,276	1,282	1,080	995	724
- dividend per ordinary share		(*)	0.260	0.240	0.220	0.205	0.171	0.158	0.141
- dividend per savings share		(*)	0.275	0.255	0.235	0.220	0.186	0.173	0.156

1. The number of shares is net of treasury shares.
(*) Dividend is distributed in the form of newly issued shares (see "Further Information - Steps to strenghten capital").

Earnings ratios

	IAS/IFRS						ITALIAN GAAP			
	H1 2009	2008	2007	2006	2005	2004	2004	2003	2002	2001
Shareholders' equity (€ million)	**57,893**	**54,999**	**57,690**	**38,468**	**35,199**	**14,373**	**14,036**	**13,013**	**12,261**	**9,535**
Group portion of net profit (€ million)	**937**	**4,012**	**5,901**	**5,448**	**2,470**	**2,069**	**2,131**	**1,961**	**1,801**	**1,454**
Net worth per share (€)	3.45	4.11	4.34	3.72	3.42	2.30	2.21	2.06	1.95	1.89
Price/ Book value	0.52	0.42	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38
Earnings per share (€)[2]	0.11	0.30	0.53	0.53	0.37	0.33	0.34	0.31	0.29	0.28
Payout ratio (%)		(*)	58.1	45.6	92.1		60.2	55.1	55.2	49.8
Dividend yield on average price per ordinary share (%)		(*)	3.97	3.90	4.79		5.02	4.32	3.70	2.92

(*) Dividend is distributed in the form of newly issued shares (see "Further Information - Steps to strenghten capital").
2. Annualized figures.

Earnings per share (€)



0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.53
0.30
0.11
2001
2002
2003
2004
2004
2005
2006
2007
2008
H1 2009²
DL 87/92
IAS/IFRS

2. Annualized figures.

Group Results for First Half 2009

Macroeconomic and Banking Scenario

International situation

USA/Eurozone/Italy
The first six months of 2009 have seen a phase that was characterized by an ongoing sharp contraction in demand that had characterized the last months of 2008, when all major economies suffered from the collapse of international demand.

As a result, growth data for Q1 2009 reflected an extremely weak situation. In the US, GDP declined 5.5% on an annualized basis, while in the Eurozone and Japan the decline was more pronounced with a 2.6% q-o-q decline in the former and a 14.2% (annualized) drop in the latter.

In the eurozone, investment and exports were again the main areas responsible for such shrinkage.
The simultaneous drop in imports of all major trading partners actually led to a plunge in demand from export markets for companies that operate at international level (especially German companies), thereby exacerbating the crisis in the real economy.

At the aggregate level (i.e. eurozone), this translated into an 8.8% drop in exports on a quarterly basis. Due to the negative impact from the decline in global demand, investment dropped 4.1% q-o-q. In fact, in response to the sharp drop in orders, many companies in the manufacturing sector decided to reduce production and meet demand out of their inventories.

This led to a drawdown of inventories that had a sizeable impact on the negative performance of GDP growth in Q1 (the inventories drawdown subtracted 0.9 percentage points to overall growth in the quarter).

However, the sharp reduction in inventories could be seen as an encouraging start point for the next months because this is usually a prerequisite for a revival in manufacturing when demand will eventually show signs of steady recovery.

In fact, the subsequent reaction to the massive drawdown of inventories actually led to the initial appearance of what **Federal Reserve's Chairman** Bernanke called "green shoots" in February and March after the frost of the previous months.

This term was used to indicate the widespread improvement reflected in various economic indicators after the collapse occurred between October and February. For example, after dropping to historical lows at an unprecedented pace, business confidence surveys seem to have finally reached their low point and have begun to rise due to solid improvements in new orders. For example, the manufacturing PMI for the eurozone increased from a low of 33.5 in February to 42.6 in June with significant improvements in both production and new orders.

Similarly, in the US the ISM manufacturing index rose from 32.9 in December to 44.8 in June.

However, it should be stressed that the current level of these economic indicators is still consistent with further contraction in activity in the second half as well. Production should remain on a downward trend in the coming months although the pace of the decline will definitely be slower than that seen between September 2008 and February 2009.

Of course, the severity of this crisis is also being accompanied by a significant deterioration in labor market conditions.

In H1 2008 the US economy experienced an unprecedented loss of about 3 million jobs which was reflected in the pick up of the unemployment rate, which jumped to 9.5% in March. The same occurred in the eurozone where the unemployment rate reached a similar level. In both areas, it is reasonable to expect a further increase in unemployment.

The most immediate result of the deterioration of the labor market was reflected in household consumption. Although consumers benefited from the decline in inflation and interest rates on loans, the significant deterioration of the labor market and the continuation of the financial crisis increased the propensity to

Business surveys in the manufacturing sector


65
60
55
50
45
40
35
30
ISM (US)
PMI (eurozone)
Apr-05
Feb-06
Dec-06
Oct-07
Aug-08
Jun-09

save, thereby putting a stop to expenditures for consumption.

In fact, in the eurozone household consumption dropped 0.5% q-o-q in the first three months of the year, while in the US there was an increase of 1.4%, although this was mainly a rebound following the collapse in consumption in Q4 2008.

However, both in Europe and in the US consumer confidence seems to have hit bottom and started a slow climb due to slower price growth and the relaxing of financial tensions.

As for prices, inflation (the HICP index[1]) in the eurozone in Q2 went into negative territory for the first time in its history (-0.1% in June), following the sharp slowdown in core inflation and the powerful underlying impact from the collapse in commodity material prices compared to June 2008.

With regard to monetary policy, after bringing the refi rate to 1% at its May meeting, the **European Central Bank** (ECB) took another step in the direction of an effective resolution of the financial crisis and support for the real economy with the announcement of its intention to purchase €60 billion in covered bonds and to extend cash refinancing transactions for banks in order to revitalize one of the markets most heavily hit by the financial crisis and to reopen a significant source of financing for the banking industry.

In the US, after reducing the Fed Funds rate to an all-time low (a range of 0 to 0.25%), the **Federal Reserve** announced the launch of a policy of quantitative easing carried out by injecting liquidity into the market through the purchase of government securities, and by increasing the TALF (Term Asset-Backed Securities Loan Facility) to USD 1 trillion.

The first signs of improvement in economic activity brought about a euphoric reaction in equity markets that reported increases of 20 to 30% in just over two months. At the same time, yields on the longest part of the bond curve rose significantly, hitting a level of 4% for a ten-year maturity in the US and 3.70% in the Eurozone.

However, this increase in bond yields was interrupted in June when signs from the real economy ceased to paint a clear picture of a recovery and left the impression that the road out of the recession tunnel was still rather long.

CEE countries

In the first half of 2009, in CEE countries there were significant signs of a slowdown, for which 2008 was a precursor.

Ukraine, the Baltic countries, Russia and Turkey experienced a decline in economic growth of around 10% or more in the first quarter (Ukraine: -20.3% in Q1 2009 compared to the previous year; Latvia: -18%; Estonia: -15.1%; Turkey: -13.8%; Lithuania: 13.6%; Russia: -9.8%).

Central European countries (Poland, the Czech Republic, Slovakia and Slovenia) appear to be stronger and less exposed to capital outflows affecting most emerging countries.

International institutions, and especially the **IMF**, have continued to support countries in difficulty. Over half the funds made available by the **International Monetary Fund** from August 2008 to date have been allocated to countries in the CEE region. In some cases, the FMI has developed support programs coordinated with the collaboration and commitment of major international banks (Hungary, Bosnia-Herzegovina, Romania and Serbia).

From March to June tension in international markets abated, and CEE countries benefited greatly from this (the agreements of the G20 in London also helped as did the accommodating policy of the European Central Bank).

Country risk, in terms of credit default swaps, declined substantially; liquidity-related tensions declined; many currencies in CEE countries recovered a part of the ground lost in previous months; and several real economic indicators showed signs of improvement, or at least stability.

The only exception was Latvia, a country suffering from tensions associated with the failure to adjust the exchange rate (the exchange rate moves in a very tight band in relation to the euro) and tied to the drastic economic slowdown. However, any propagation of these trends from Baltic countries to CEE countries appears limited.

1. Harmonised Index of Consumer Prices, indicator of inflation for EU member states who have adopted the Euro.

Group Results for First Half 2009 (Continued)

Macroeconomic and Banking Scenario (Continued)

Banking and Financial Markets

The repercussions of the recession on the credit market in the Eurozone intensified in H1 2009. The pace of **lending to the private sector** in major countries in the Eurozone has slowed due to the effect of the trend of the sharp slowdown in loans to non-financial corporations and stagnation in loans to households. Bank loan growth has continued to be affected by the poor economic situation, and especially the negative trend in investments, and worsening supply conditions.

Overall, the growth in **bank loans** to the private sector was modest in all three of the Group's key countries. Overall loans to the private sector rose only 3% y/y in May 2009 in Italy and 2.4% y/y in Germany (based on monthly ECB statistics), while in Austria, loans grew at a rate of +3.8% y/y in June 2009. The slowdown in corporate loans, whose growth rate was less than half the rate in December 2008, limited the increase in bank loans. The growth rate of loans to non-financial corporations was just 2.6% y/y in May 2009 in Italy (down from +6.8% y/y in December 2008) and +3.6% y/y in June 2009 in Austria (from +9.0% y/y at year end 2008). In Germany bank loans to businesses continued to show greater holding power with a growth rate of 6.4% y/y in May 2009 (+10% y/y in December 2008). Conversely, in H1 2009 loans to households in Italy and Germany declined at a slower pace than the previous two years, due to a recovery of loans for house purchase that benefited from the gradual reduction in interest rates. In Italy, loans to households showed positive growth rates in the period from March to May 2009 (+3.6% y/y in May 2009), while in Germany, loans to households continued to decline (-0.3% y/y in May 2009 from a pace of -0.7% y/y in December 2008).

In the first five months of 2009, **bank deposit** growth rates settled at very strong levels. In Italy, total customer deposits rose by 10.3% y/y in May 2009 (from +7.2% in December 2008) due to the significant increase in current account deposits and deposits redeemable at notice. Bank bonds also continued to benefit from a strong preference by customers, growing by 17.8% y/y in May 2009 (+20.4% y/y in December 2008). Similarly, deposits in Germany grew at a respectable rate (+8.5% y/y in May 2008) due mainly to a sharp increase in current account deposits (+19.5% y/y from +7.0% y/y in December 2008) while short-term time deposits with maturities up to one year declined (-3.3% y/y in May 2009). Similar growth rates were seen in Austria where current account deposits rose by 18% y/y.

With regard to **bank rates**, both lending and deposit rates declined in all three reference countries reflecting the reduction of official ECB rates and the trend of improving interbank market conditions. Reductions in recent months brought bank rates in May 2009 to historically low levels, and in Italy and Austria they fostered a further contraction in the spread between the average lending and deposit rates. In Germany, lending rates continued to decrease more slowly than deposit rates resulting in a slight increase in bank spreads (the difference between lending and deposit rates).

Financial markets have seen a gradual recovery trend compared to the lows witnessed in March 2009; this was due to the recovery in share prices in the financial sector. At the end of June 2009, the Italian stock exchange limited its decline to -2.0% from December 2008 after reporting a drop of 18.4% in March 2009. In June 2009 the overall index for the German stock exchange was at the same level as in December 2008, while the Austrian stock exchange reported a 20% increase over year end 2008. In keeping with stock performance, there was an improvement in the mutual fund market in the first half of 2009, although Italian industry continues to suffer from outflows (-€1.4 billion in June 2009 alone). Overall, in H1 2009 there was still a net outflow of €14.5 billion in Italy and €1.8 billion in Austria, while in Germany there was an inflow of €690 million from January to May 2009. Finally, with regard to fund balances, in the period from January to June there was an increase of 1.2% over December 2008 in Austria, while fund assets were slightly lower in Italy (-1.8% during the same period). Germany continues to report the best performance with a 4.4% increase in fund balances in the period from January to May 2009.

Main Results and Performance for the period

The Group's performance in H1 2009 bears out the importance of a sectorially and geographically diversified business portfolio. In 2008 - especially in the second half - the difficulties of the Divisions most exposed to market turmoil, Markets & Investment Banking in particular, were compensated by the success of our commercial banks[1]. In 2009 the opposite is the case: the results achieved by the MIB Division offset the problems that the Commercial Banking Divisions have encountered under the impact of the economic crisis.

In these circumstances the Group made net profit of €937 million, €2 billion less than in H1 2008, but this result comprised good operating figures. Operating Profit increased by almost €1 billion, more than offset however by an increase of almost €2.8 billion in loan loss provisions, and also lower income from investments, higher reorganization costs and a greater tax burden.

As mentioned, the MIB Division generated the largest contribution to H1 2009 results. It benefited from the normalization of the financial markets and favorable interest-rate movements, whereas the results of the Group's commercial banks were adversely affected in business terms by a fall in profitability, but most of all by the need for higher loan loss provisions.

Operating Profit was €6.6 billion, an increase of 16.8% over H1 2008, driven by the MIB Division's outturn of €1.2 billion, as against a loss of around €300 million in H1 2008. The commercial banking Divisions however achieved less gratifying results than those of H1 2008, in particular Retail (down by 20.8% to €1.7 billion), Private Banking (down by 28% to €155 million) and Poland's Markets (down by 22.3%, at constant exchange rates, to €361 million) whereas Corporate (up by 2.2% to 2.2 billion) and CEE (up by 51% at constant exchange rates to €1.4 billion) progressed.

Profit before tax fell however by 57% due mainly to the rise in loan loss provisions, which had been €1.3 billion in H1 2008 and were €4.1 billion in H1 2009 - a reflection of the worsening of the macro-economic conditions in all the Group's countries of operation.

This effect was amplified by the increase in provisions for risks and charges (up by 95 million), a lower contribution from income from investments (down by €459 million) and higher reorganization costs (up by 218 million).

As mentioned above, H1 2009 generated **Net profit** of €937 million, a fall of 68% from the H1 2008 result or -61.7% like-for-like and at constant exchange rates. Annualized **EPS** was 11 € cents (as against 38 € cents in H1 2008), ROE[2] at 4.2% as against 14% in the first half of 2008.

Group Results (€ billion)


H1 2008
H1 2009
5.68
6.64
Operating profit
4.53
1.93
Profit before tax
2.98
0.94
Net Profit attributable to the Group

1. The Group's commercial banking business is conducted by the Retail Banking, Corporate Banking, Private Banking, CEE and Poland's Markets Divisions.
2. Annualized data. Shareholder's equity is the average for the period excluding dividend to be paid out and held-for sale and cash-flow hedge valuation reserves, net of goodwill on the acquisitions of HVB and Capitalia, which were made by means of a share swap and recognized in accordance with IFRS 3.

Group Results for First Half 2009 (Continued)

Main Results and Performance for the period (Continued)

Breakdown of Operating Profit

Operating Profit for H1 2009 was more than €6.6 billion, an increase of 16.8%, or 24.6% on a like-for-like basis, over H1 2008.

Group **Revenue** was €14.3 billion, up by 2% y/y, or 7.1% on a like-for-like basis and at constant exchange rates. This result was driven by the positive performance of the MIB Division, whose revenue increased by €1.4 billion, and the CEE Division, whose revenue grew by 12%, or 26.3% like-for-like and at constant exchange rates. The main contributors to the CEE divisional result among the larger countries of central eastern Europe were - at constant exchange rates - Ukraine (76%), Kazakhstan (40.7%), Turkey (38%), Hungary (21%) and Romania (18%). The other business Divisions were more affected by the mentioned weak conditions in H1 2009, especially the Asset Management Division whose revenue fell by 44% in H1 2009, due to a contraction of assets under management (H1 revenue down by 24.7% y/y) - a problem seen throughout the AM sector, especially in Italy - and Retail (revenue down by 11.5%), which was affected by the narrowing of deposit spreads due to the sharp falls in interest rates that occurred from the end of 2008.

Costs fell by €671 million or 8% (4.9% on a like-for-like basis) in H1 2009. All the Group's Divisions and geographies contributed to this result. In western Europe costs were cut by 7% thanks to efficiency gains achieved in response to the difficult market situation and to the decrease in variable compensation, while central eastern European businesses saw a reduction of 12.7%, or 1.3% like-for-like and at constant exchange rates, due to decreases in staff numbers.

The **Cost/Income Ratio** thus improved by 580 basis points to 53.7% from 59.5% in H1 2008 (49.8% in Q2 2009 against 58.2% in Q1 2009).

Operating profit: breakdown (€ million)

	H1		CHANGE		QUARTERLY FIGURES					
					2009		2008			
	2009	2008	AMOUNT	%	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	9,518	9,218	300	3.3%	4,814	4,704	5,256	4,911	4,680	4,538
Net non-interest income	4,808	4,825	- 17	-0.4%	2,950	1,858	821	1,835	2,914	1,911
Operating income	**14,326**	**14,043**	**283**	**2.0%**	**7,764**	**6,562**	**6,077**	**6,746**	**7,594**	**6,449**
Operating costs	- 7,690	- 8,361	671	-8.0%	- 3,868	- 3,822	- 4,174	- 4,157	- 4,223	- 4,138
Operating profit	**6,636**	**5,682**	**954**	**16.8%**	**3,896**	**2,740**	**1,903**	**2,589**	**3,371**	**2,311**
Cost/income (%)	**53.7%**	**59.5%**			**49.8%**	**58.2%**	**68.7%**	**61.6%**	**55.6%**	**64.2%**

Operating Profit: breakdown (€ billion)


H1 2008
H1 2009
9.22
9.52
Net interest income
4.83
4.81
Net non-interest income
14.04
14.33
Operating income
Operating costs
-8.36
-7.69
5.68
6.64
Operating profit

The table below shows the divisional Operating Profit with the total *Commercial Banking* (which refers to Retail Banking, Corporate Banking, Private Banking, CEE and Poland's Markets).

Operating profit by divisions (€ million)

	NET INTEREST INCOME	NET NON-INTEREST INCOME	OPERATING INCOME	OPERATING COSTS	OPERATING PROFIT H1 2009	OPERATING PROFIT H1 2008	CHANGE %
Retail Banking	3,481	1,808	5,289	- 3,592	1,697	2,142	-20.8%
Corporate Banking	2,529	733	3,262	- 1,047	2,215	2,168	2.2%
Private Banking	159	262	421	- 266	155	216	-28.2%
Central Eastern Europe (CEE)	1,497	904	2,401	- 954	1,447	1,091	32.6%
Poland's Markets	423	357	780	- 419	361	601	-39.9%
Total Commercial Banking	***8,089***	***4,064***	***12,153***	***- 6,278***	***5,875***	***6,218***	***-5.5%***
Asset Management	8	332	340	- 225	115	348	-67.0%
Markets and Investment Banking	1,633	167	1,800	- 600	1,200	- 304	n.s.
Total other divisions	- 212	245	33	- 587	- 554	- 580	-4.5%
Total	**9,518**	**4,808**	**14,326**	**- 7,690**	**6,636**	**5,682**	**16.8%**

Net Interest Income

In H1 2009 **Net Interest Income** was €300 million more than in H1 2008, an increase of 3.3%, 8.3% like-for-like and at constant exchange rates. **Net Interest** exceeded €9.3 billion, an increase of 5.6% (+10.8% at constant perimeter and FX rates) over H1 2008, driven by the MIB Division, which benefited from falling interest rates starting in H2 2008 and continuing in H1 2009, whereas the commercial banks were adversely affected by the reduction of spreads, especially those on deposits. By contrast **Dividends and other income** fell by nearly €200 million (-55,6%) due to lower income from financial investments.

Loans and Receivables with Customers were €585 billion at June 30, 2009 - a 4.5% reduction from December 31, 2008 and a 2.2% contraction from June 30, 2008.

Deposits from Customers and Securities in Issue were €590.7 billion at June 30, 2009 - compared with €591.3 billion at December 31, 2008.

Net interest income (€ million)

	H1 2009	H1 2008	CHANGE AMOUNT	CHANGE %
Interest income and similar revenues	19,350	24,944	- 5,594	-22.4%
Interest expense and similar costs	- 9,990	- 16,082	6,092	-37.9%
Net interest	***9,360***	***8,862***	***498***	***5.6%***
Dividends and oher income from equity investments	158	356	- 198	-55.6%
Net interest income	**9,518**	**9,218**	**300**	**3.3%**

Net interest income Quarterly figures (€ billion)


4.54
4.68
4.91
5.26
4.70
4.81
Q1
Q2
Q3
Q4
Q1
Q2
2008
2009

Group Results for First Half 2009 (CONTINUED)

Main Results and Performance for the period (CONTINUED)

Net Non-Interest Income

Net Non-Interest Income was €4.8 billion, broadly in line with H1 2008, though with a different mix. While **Net trading, hedging and fair value income** returned to profit of over €800 million - thanks to both Investment Banking and Markets - after the loss in 2008, **Net Fees and Commissions** fell by 22% to €3.7 billion, although in Q2 there was an up-tick after a series of quarters showing declining income.

Net non-interest income (€ million)

	H1 2009	H1 2008	CHANGE AMOUNT	CHANGE %
Fee and commission income	4,627	5,836	- 1,209	-20.7%
Fee and commission expense	- 892	- 1,034	142	-13.7%
Net fees and commissions	***3,735***	***4,802***	***- 1,067***	***-22.2%***
Net trading, hedging and fair value income	***864***	***- 199***	***1,063***	***n.s.***
Othe administrative income	606	555	51	9.2%
Other administrative expense	- 397	- 333	- 64	19.2%
Net other expense/income	***209***	***222***	***- 13***	***-5.9%***
Net non-interest income	**4,808**	**4,825**	**- 17**	**-0.4%**

Net non-interest income Quarterly figures (€ billion)


1.91
2.91
1.84
0.82
1.86
2.95
Q1
Q2
Q3
Q4
Q1
Q2
2008
2009

The fall in **Net Fees and Commissions** was largely due to **Asset management, custody and administration** (down by 34.6% from H1 2008) with a negative spike in its most important component, **Fund management** (down by 45.8%), in line with the shrinking of managed asset volumes. Even the more traditional income generators - current accounts, loans and transactional services - suffered from the effects the crisis in the real economy has had on consumption and investment by households and firms.

Net fees and commissions (€ million)

	H1 2009	H1 2008	CHANGE AMOUNT	CHANGE %
Asset management, custody and administration:	1,470	2,246	- 776	- 34.6%
segregated accounts	*111*	*163*	*- 52*	*- 31.9%*
management of collective investment funds	*599*	*1,105*	*- 506*	*- 45.8%*
insurance products	*307*	*343*	*- 36*	*- 10.5%*
securities dealing, placement and other services	*453*	*635*	*- 182*	*- 28.7%*
Current accounts, loans and guarantees	1,134	1,288	- 154	- 12.0%
Collection and payment services	714	746	- 32	- 4.3%
Forex dealing	242	254	- 12	- 4.7%
Other services	175	268	- 93	- 34.7%
Total net fees and commissions	**3,735**	**4,802**	**- 1,067**	**- 22.2%**

Note: 2008 figures were restated due to changes in classification of commissions.

Operating Costs

Operating Costs were €7.7 billion, a reduction of 7.8% or 4.9% like-for-like and at constant exchange rates.

Payroll costs were €4.5 billion, with reduction of 10.3% (or 7.7% like-for-like) from H1 2008. This decrease was due to falls in both staff numbers and variable compensation.

The full time equivalent (FTE[3]) headcount at June 30, 2009 was 168,007 i.e. a reduction of 6,512 people since December 31, 2008.

These reductions mainly concerned:

- Retail (a reduction of 1,801 people of whom 1,590 in Italy) and Corporate (a reduction of 392 people of whom 312 in Italy) mainly the result of integration and early leaving agreed with former Capitalia Group staff and occurring in H1 2009.
- CEE Region (a reduction of 3,032 people) principally in Ukraine (a reduction of 1,557 people), Kazkhstan (a reduction of 611 people) and Turkey (a reduction of 207 people);
- MIB (a reduction of 226 people) and Asset Management (a reduction of 150 people) following the ongoing reorganization projects.
- Corporate Centers (a reduction of 579 people) which benefited from their rationalization process.
- GBS (a reduction of 274 people) following integration of the Capitalia banks with UniCredit Group's service model.

Operating costs (€ million)

	H1		CHANGE	
	2009	2008	AMOUNT	%
Payroll costs	- 4,545	- 5,066	521	-10.3%
Other administraitve expense	- 2,750	- 2,965	215	-7.3%
Recovery of expenses	211	303	- 92	-30.4%
Amortisation, depreciation and impairment losse on intangible ad tangible assets	- 606	- 633	27	-4.3%
Operating costs	**- 7,690**	**- 8,361**	**671**	**-8.0%**

Operating costs Quarterly figures (€ billion)


4.14
4.22
4.16
4.17
3.82
3.87
Q1
Q2
Q3
Q4
Q1
Q2
2008
2009

Other Administrative Expense was €2.8 billion, a reduction of 7.3% (3.9% like-for-like) from H1 2008. The main reductions were in other **running costs** (down by €65 million), advertising and marketing (down by €98 million) and staff expenses (transfers, training and rentals down by €47 million), following the efficiency measures taken by the Group in response to the economic downturn.

Other administrative expenses (€ million)

	H 1		CHANGE	
	2009	2008	AMOUNT	%
Indirect taxes and duties	- 237	- 260	23	-8.8%
Miscellaneous costs and expenses	- 2,513	- 2,705	192	-7.1%
advertising marketing and comunication	*- 152*	*- 250*	*98*	*-39.2%*
expenses related to credit risk	*- 100*	*- 103*	*3*	*-2.9%*
expenses related to personnel	*- 169*	*- 216*	*47*	*-21.8%*
information communication technology expenses	*- 662*	*- 661*	*- 1*	*0.2%*
consulting and professionals services	*- 158*	*- 170*	*12*	*-7.1%*
real estate expenses	*- 660*	*- 628*	*- 32*	*5.1%*
other functioning costs	*- 612*	*- 677*	*65*	*-9.6%*
Other administrative expenses	**- 2,750**	**- 2,965**	**215**	**-7.3%**

Other administrative expenses: % breakdown (%)


24.4
6
4
6.7
26.3
26.3
6.3
advertising marketing and comunication
expenses related to credit risk
expenses related to personnel
information communication technology expenses
consulting and professionals services
real estate expenses
other functioning costs

Recovery of expenses amounted to €211 million, a reduction of 30% from H1 2008 at constant perimeter and FX rates.

Write-downs of tangible and intangible assets fell by 4.3% (though like-for-like they increased slightly by 1.6%), mainly due to exchange differences.

3. FTE: Staff on the payroll less secondees in other companies and long-term absentees, plus secondees from other companies; all categories are accounted for on the basis of hours worked i.e. that for which the company bears a cost.

Group Results for First Half 2009 (CONTINUED)

Main Results and Performance for the period (CONTINUED)

Net Profit attributable to the Group

The items between operating and net profit have been reclassified in the following table for the sake of clearer exposition.

Net profit attributable to the Group (€ million)

	H1		CHANGE		QUARTERLY FIGURES					
					2009		2008			
	2009	2008	AMOUNT	%	Q2	Q1	Q4	Q3	Q2	Q1
Operating profit	**6,636**	**5,682**	**954**	**16.8%**	**3,896**	**2,740**	**1,903**	**2,589**	**3,371**	**2,311**
Goodwill impariment	-	-	-	-	-	-	- 750	-	-	-
Provisions for risks and charges	- 223	- 128	- 95	74.2%	- 155	- 68	- 165	- 51	- 77	- 51
Integration costs	- 309	- 91	- 218	239.6%	- 242	- 67	- 31	- 18	- 67	- 24
Net write-downs of loans and provisions for guarantees and commitments	- 4,081	- 1,298	- 2,783	214.4%	- 2,431	- 1,650	- 1,328	- 1,074	- 634	- 664
Net income from investments	- 94	365	- 459	n.s.	- 61	- 33	213	- 360	180	185
Profit (loss) before taxes	**1,929**	**4,530**	**- 2,601**	**-57.4%**	**1,007**	**922**	**- 158**	**1,086**	**2,773**	**1,757**
Income tax for the period	- 697	- 1,088	391	-35.9%	- 363	- 334	849	- 388	- 631	- 457
Profit (loss) for the period	1,232	3,442	- 2,210	-64.2%	644	588	691	698	2,142	1,300
Minorities	- 166	- 303	137	-45.2%	- 90	- 76	- 111	- 104	- 142	- 161
Net profit (loss) attributable to the Group before PPA	**1,066**	**3,139**	**- 2,073**	**-66.0%**	**554**	**512**	**580**	**594**	**2,000**	**1,139**
Purchase Price allocation effects	- 129	- 164	35	-21.3%	- 64	- 65	- 75	- 62	- 88	- 76
Net profit (loss) attributable to the Group	**937**	**2,975**	**- 2,038**	**-68.5%**	**490**	**447**	**505**	**532**	**1,912**	**1,063**

Net profit attributable to the Group (€ billion)


H1 2008
H1 2009
5.68
6.64
Operating profit
4.53
1.93
Profit (loss) before taxes
3.44
1.23
Profit (loss) for the period
2.98
0.94
Net profit

Goodwill Impairment

No situations occurred such that further amortization in addition to that made in the 2008 Consolidated Accounts was necessary.

Provisions for risks and charges

At June 30, 2009 this item was €223 million, mainly in respect of disputes with customers.

Integration costs

Integration costs in H1 2009 were €309 million (in H1 2008 such cost were 95 million).

Net write-downs of loans and provisions for guarantees and commitments

As noted above, the deterioration of the macro-economic situation affected credit quality and consequently higher loan loss provisions had to be made. In H1 2009 **net write-downs of loans and provisions for guarantees and commitments** were over €4 billion as opposed to €1.3 billion in H1 2008. This increase was common to all Divisions: Corporate made provisions of €1,216 million, Retail €489 million, CEE €514 million and MIB €440 million.

Asset quality details confirm that the financial crisis already moved to the real economy, the **Net Impaired Loans on Total Loans** was of 4.23%, from 3.62% registered at March 31, 2009 and from 3.24% at December 31, 2008. The Carrying Value of the Impaired Loans was around 25 billion, increasing of 25% compared to December 31, 2008.

Loans to customers asset quality (€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 06.30.2009							
Face value	30,907	11,497	4,294	2,935	**49,633**	563,215	**612,848**
as a percentage of total loans	*5.04%*	*1.88%*	*0.70%*	*0.48%*	***8.10%***	*91.90%*	
Writedowns	19,836	3,650	1,031	371	**24,888**	2,873	**27,761**
as a percentage of face value	*64.2%*	*31.7%*	*24.0%*	*12.6%*	***50.1%***	*0.5%*	
Carrying value	11,071	7,847	3,263	2,564	**24,745**	560,342	**585,087**
as a percentage of total loans	*1.89%*	*1.34%*	*0.56%*	*0.44%*	***4.23%***	*95.77%*	
As at 12.31.2008							
Face value	28,772	8,949	1,856	2,205	**41,782**	595,314	**637,096**
as a percentage of total loans	*4.52%*	*1.40%*	*0.29%*	*0.35%*	***6.56%***	*93.44%*	
Writedowns	18,308	2,772	593	281	**21,954**	2,662	**24,616**
as a percentage of face value	*63.6%*	*31.0%*	*32.0%*	*12.7%*	***52.5%***	*0.4%*	
Carrying value	10,464	6,177	1,263	1,924	**19,828**	592,652	**612,480**
as a percentage of total loans	*1.71%*	*1.01%*	*0.21%*	*0.31%*	***3.24%***	*96.76%*	

Net income from Investments

Net income from Investments was negative in the amount of €94 million, the combined result of disposals and write-downs of equity investments.
The assets sold in H1 2009 with a profit included SI Holding (€15 million), Mastercard (€16 million) and Finaosta (€10 million) as well as the sale of real estate in Italy and abroad for €70 million.
H1 2009 write-downs included Deutsche Schiffsbank (€71 million), Banco Sabadell (€52 million), Vereinsbank Victoria Bauspar AG (€12 million) and Athena Private Equity Fund (€18 million).

Profit before taxes

Operating profit of €6.6 billion, after Provisions for risks and charges (€223 million), impairment losses on loans and provisions for guarantees and commitments (€4.1 billion), Income from Equity Investments (€94 million) and Integration Costs (€309 million) produced **Profit before taxes** for H1 2009 of €1.9 billion.

Income taxes for the period

The **tax charge** was €697 million, the tax rate being 36.1%.

Profit the period

Starting from the **Profit for the period** (€1,232 million), excluding **Minorities** (€166 million) and **Purchase Price Allocation** mostly arising out of the acquisition of Capitalia (€129 million), the result is a €937 million **Net Profit** for H1 2009.

Group Results for First Half 2009 (Continued)

Capital and Value Management

Principles of Value Creation and Disciplined Capital Allocation

With the aim of creating value for our shareholders, the Group's strategic guidelines require that its asset portfolio be optimized through a process of capital allocation to each business line in relation to its peculiar risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return). Developing the Group's business with the goal of creating value requires a disciplined process of capital allocation and management through all the phases of the planning and control process, i.e.:

- Proposing risk propensity and capitalization targets;
- Analyzing risk associated with value creation drivers and consequent allocation of capital to business lines and individual business units;
- Assigning risk adjusted performance targets;
- Analyzing the impact on the value of the Group and the creation of value for our shareholders;
- Drawing up and proposing the financial plan and dividend policy.

The process of allocation is based on a 'dual track' logic, i.e., the higher between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/business unit.

If economic capital is higher, this approach makes it possible to allocate the real risk capital which Bank of Italy does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory requirements.

EVA Generated by the Group and the Divisions		(€ million)
	H 1	
	2009	2008
Retail Banking	144	747
Corporate Banking	-366	502
Private Banking	83	123
Asset Management	66	241
Markets & Investment Banking	334	-441
Central Eastern Europe (CEE)	233	345
Poland's Markets	95	204
Other components[1]	-1,242	-690
Total	**-653**	**1,031**

Notes:
Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale. H1 2008 figures were restated following Basel 2 regulations.
1. Global Banking Services Division, Corporate Centre, interdivisional adjustments and consolidation adjustments not attributable to individual Divisions.

Capital Ratios

The Group manages its capital dynamically by monitoring regulatory capital ratios, anticipating the measures needed to achieve its objectives and optimising assets and shareholders' equity. Planning and monitoring concern on the one hand Shareholders' Equity and the composition of Regulatory Capital (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital) and on the other Risk Weighted Assets (RWA).

Under Basel II the importance of the latter has increased. Calculation of Risk Weighted Assets for portfolios managed using the advanced approach, no longer depends solely on the face value of the asset, but also on the corresponding credit parameters. As well as changes in volume, it is therefore crucial to monitor and predict the future trend of credit quality on the basis of the macroeconomic scenario, i.e. the procyclicity effect.

Each year the Group sets a Core Tier 1 ratio target such that it has sufficient credit standing with the larger international banking groups.

Core Tier 1 Ratio (Basel 2) is **6.85%**, the **Tier 1 Ratio** is **7.66%** and the **Total Capital Ratio** is **11.33%**.

Capital Ratios (€ million)

	PERIOD	
	06.30.2009	03.31.2009[1]
Capital for regulatory purposes	55,046	55,895
Tier 1 Capital	37,208	37,782
Core Tier 1 Capital	33,286	33,678
Total RWA	485,816	503,665
Total Capital Ratio	**11.33%**	**11.10%**
Tier 1 Ratio	**7.66%**	**7.50%**
Core Tier 1 Ratio	**6.85%**	**6.69%**

1. Restated following the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investments.

Shareholder's equity

Shareholders' Equity Attributable to the Group, including net profit for the period (€937 million) was €57,893 million as at June 30, 2009 as against € 54,999 million at December 31, 2008. In the table below the main variations of the first Half 2009 have been highlighted.

Shareholders equity (€ million)

Shareholders equity as at December 31, 2008	**54,999**
Capital increase (net of capitalized costs)	2,882
Forex translation reserve	-741
Change in afs / cash-flow hedge reserve	166
Others[1]	-350
Net profit for the period	937
Shareholders equity as at June 30, 2009	**57,893**

1. Mainly due to options on Minorities.

Group Results for First Half 2009 (Continued)

Information on Risks

As already mentioned and known, the macroeconomic scenario and the critical situation on international markets have entailed a slowdown in activity, an increase in the cost of credit risk, a decrease in asset values, as well as higher costs deriving from write-downs and depreciation of some assets, with a decrease in profitability and in the capacity to absorb losses.

Although the Group has limited exposure to the risks deriving from recent failures, it is nevertheless exposed to risks if loan counterparties become insolvent or are unable to meet their obligations. Therefore, difficulties could arise in the recovery of asset values consistent with current appraisals.

Furthermore, recessionary conditions have arisen in some countries where the Group operates, and some signs of deteriorating economic conditions are currently present in other countries (including the CEE countries).

Despite there being signs that the recession may be slowing, the timing of a sustained economic recovery nevertheless still remains uncertain.

The following sets forth some specific risk factors connected, in particular, with market liquidity, interest rate fluctuations, exchange rates, and the performance of the financial markets that are particularly affected by the present global financial scenario and upon which the results of the Group depend.

The constant monitoring and management of such risk factors allows to continue the use of the principle of business continuity in preparing the Consolidated First Half Financial Report.

Risks connected with raising funds on the markets

In Q2 2008, the conditions of liquidity markets started to normalize both for medium- and short-term funding requirements and in particular for loans expiring after 1 month. Liquidity costs further decreased compared to end 2008, also thanks to the central banks' sustained liquidity boosting measures.

Risks connected with interest rate fluctuations

Results are affected by interest rate trends and fluctuations in Europe and in the other markets where the Group engages in its business. In particular, the results of banking and lending operations depend on managing sensitivity to interest rate exposure. In the absence of suitable hedging instruments, any misalignment between interest income and interest expense could have significant effects on financial standing and operating profits.

Risks connected with exchange rate fluctuations

A significant portion of the business of the UniCredit Group is done in currencies other than the euro, predominantly in the legal tender of CEE States and in United States dollars. This circumstance exposes the Group to risks connected with fluctuations in exchange rates and with the monetary market. Since the financial statements are prepared in Euro, the necessary currency conversions are made in accordance with the applicable accounting standards. Any negative change in exchange rates could thus have effects on the Group's performance.

Risks connected with the performance of the financial markets

The results of the Group depend significantly on the performance of the financial markets. In particular, unfavorable performance by the financial markets affects: (i) the flows from the placement of savings investment products under management and administration with the resulting negative impacts on the levels of placement commissions earned; (ii) management commissions, by virtue of the lower value of the assets (direct effect) and due to eventual redemptions caused by unsatisfactory performance (indirect effect); (iii) the operability of the markets unit, with particular reference to the activity of placing and brokering financial instruments; and (iv) the results of the banking portfolio and of the trading portfolio.

Protection from risks at the Group level (primarily credit, market, operational, liquidity and integration risks thereof) is ensured by the Risk Management function (CRO) of the Parent Company, which is assigned the following duties:

- optimizing the Group's asset quality while minimizing the cost of risk in accordance with the risk/return objectives assigned to business areas;
- identifying, in conjunction with the

CFO area, the Group's risk appetite and evaluating the Group's capital adequacy and, consequently, the capital requirements of each business area/entity;

- providing risk management and measurement rules, methodologies, guidelines, policies and strategies at Group level;

- establishing a system for controlling credit risk and loan concentration risk at the level of individual counterparties or business groups and by major "clusters" (economic sector/geographical area), by monitoring and reporting on previously established limits;

- establishing and providing to all business areas and entities the criteria for the valuation, management, measurement, monitoring and notification of the above risks and ensuring the consistency of control systems and procedures at the Group and individual entity levels;

- creating and spreading a risk-sensitive culture throughout the entire Group;

- supporting the business areas in the achievement of their goals by contributing to the development of products and businesses;

- verifying, by validating initially and throughout the entire process, the adequacy of the risk measurement systems adopted by each entity, and improving the quality of their risk control procedures and promoting their consistency at Group level, while ensuring their consistent application;

- implementing an adequate risk prevention analysis strategy able to quantify the impact of any sudden deterioration in the economic cycle or other shocks on the Group's financial and capital position (stress test).

The Risk Committee (which is chaired by the CEO and comprised of the following members, among others: Deputy CEOs, the Chief Risk Officer and the Chief Financial Officer) plays a key role in this area. The committee also carries out consultative and proposal-making functions for more senior or decision-making bodies (as applicable) with respect to strategic guidelines, capital adequacy, guidelines related to financial policies, Group policies and methodologies for measuring all types of risk.

The Group monitors and manages its risks through rigorous methodologies and procedures, capable of extending their effectiveness to all phases of the economic cycle. At present, due to the protracted national and global economic slowdown, the Group has increased its risk oversight and monitoring by rigorously observing the rules and bolstering monitoring procedures, in line with its standard rationales, procedures and methods as set forth below.

The ordinary structures assigned to these types of activities have been strengthened, and new ones have been created dedicated to specific business lines and/or geographical areas having particular vulnerability, for purposes of timely detection of any critical signs. In addition, in H1 2009 the Parent Company's risk management model was revised in order to improve its risk planning, coordination and management capabilities as well as to improve the efficiency of the relevant control procedures. The new organizational model shall be rolled out in H2 2009.

There are several ways of determining the minimum level of regulatory capital. Each method calls for different organizational needs and procedural approaches. The basic principle is to do a risk assessment for the purposes of the calculations of the regulatory requirement. This assessment is similar to the analysis of risk levels used for management purposes and is consistent with best market practices.

In accordance with the program to gradually extend the advanced IRB (Internal Ratings-Based) criteria, forwarded to the Bank of Italy on September 30, 2008, starting in March, UniCredit Group extended the local rating systems used by its Italian entities to the non-shared client segments inherited from former Capitalia Group (except for Banco di Sicilia, which shall be implementing the new advanced methodologies as from September 2009). In addition, an application has been made to obtain authorization to introduce the LGD (Loss Given Default) form for junior debt exposure to all group-wide rating systems, as well as to extend the rating systems for banking and multinational counterparties to the Corporate Treasury/Funding Vehicles segment and the rating system for Banks only to the Securities Industry segment. In addition, also the LGD model for Global Project Finance transactions and the LGD models for local segments in Italian entities have been revised.

In H1 2009 the Group requested authorization to implement the Foundation approach in its subsidiary UniCredit Bank Serbia, in order to determine the capital requirement on portfolio exposure to businesses.

In H2 2009, key operations will focus on requesting authorization for using IRB methodologies for other subsidiaries headquartered in Central Eastern Europe

Group Results for First Half 2009 (Continued)

Information on Risks (Continued)

and in Italy, with regard to asset classes for which authorization is still not available (leasing operations, qualifying revolving retail exposure and other retail exposure to individuals).

With regard to the use of the AMA (Advanced Measurement Approach) model for the calculation of capital to cover operational risks, this method, which is determined centrally by the Parent Company, will be extended to the Group's main entities over time on the basis of a specific roll out plan.

With regard to compliance with the "Second Pillar", a specific capital adequacy valuation process was developed based on existing approaches. It calls for a general framework and a set of specific guidelines aimed at determining a common approach at the Group level in the area of capital planning, the determination of the risk appetite and the measurement, management, control and governance of risks. In addition, summary elements were introduced that are targeted for capital planning and capital adequacy processes. The Group's risk profile is represented by internal capital that is calculated by aggregating risks plus a conservative "cushion" which incorporates model risk and the variability of the economic cycle, and that is compared with available financial resources (AFR). Thus, risk-taking capacity is calculated as the ratio of AFR to Internal capital.

The achievement of capital adequacy also implies proper risk management based on the involvement of senior management by identifying the appropriate decision-making bodies, properly assigning duties and responsibilities and reviewing the overall process.

The identification of risk appetite is therefore a key element of the capital adequacy assessment process. A new process was developed last year based on existing approaches and revised when the 2010 budget process was implemented.

During the reporting period, the Group continued the reorganization of the Market Risk department. The harmonization and integration of VaR calculation models and systems allowed the Group to implement the pilot version of the new unified internal Group model in Q1. Similarly, the Parent Company's Market Risk function has intensified its monitoring and control of portfolios' risk profiles by introducing individual risk limits[1] for additional risk factors and by revising and updating the limits introduced in 2008.

During the same period, the Group also introduced statistical models to study retail customers' behavior in connection with assets and liabilities with unspecified maturities (sight deposits) or with a prepayment option (residential mortgages). The risk associated with changes in interest rates is therefore complemented by an assessment of the likely statistical error of forecast models.

In order to ensure that product and portfolio valuations are as conservative as possible, specific guidelines were issued concerning the evaluation of derivatives and the identification of model reserves. These guidelines focus in particular on structured credit derivatives; however the relevant calculations have been extended to cover all types of financial products, and thus all asset classes.

As far as liquidity risk is concerned, during the reporting period the Group Liquidity Policy was updated with a view to adopting an even more prudent liquidity management policy, both in the short and the long term, and also for currencies other than the euro.

The Group's transfer price policy was updated in order to provide a more efficient allocation of liquidity within the Group and ensure adequate liquidity pricing based on market conditions.

As far as liquidity risk is concerned, during the reporting period, experience of the recent turmoil was used in the regular update of the Group's Liquidity Policy, strengthening the resilience of the Group to future liquidity shocks. Also in light of the period it took for the market to regain market liquidity, the liquidity exposure of the Group has been reduced, reflecting the diminishing risk appetite. Due to improvement in the markets, this risk reduction was achieved relatively easily.

1. Limits applied on risk factors (e.g. interest rates, FX rates, index or stock prices etc.).

Results by Business Segment

The following table of the results of the Group's Divisions bears out the comments made in the previous section "Main results and performance for the period", divisional details will be provided in the following sections.

Key figures (€ million)

	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement									
OPERATING INCOME									
H1 2009	5,289	3,262	421	340	1,800	2,401	780	33	14,326
H1 2008	*5,976*	*3,259*	*492*	*608*	*356*	*2,143*	*1,122*	*87*	*14,043*
Operating costs									
H1 2009	-3,592	-1,047	-266	-225	-600	-954	-419	-587	-7,690
H1 2008	*-3,834*	*-1,091*	*-276*	*-260*	*-660*	*-1,052*	*-521*	*-667*	*-8,361*
OPERATING PROFIT									
H1 2009	1,697	2,215	155	115	1,200	1,447	361	-554	6,636
H1 2008	*2,142*	*2,168*	*216*	*348*	*-304*	*1,091*	*601*	*-580*	*5,682*
PROFIT BEFORE TAX									
H1 2009	565	408	141	120	548	721	327	-901	1,929
H1 2008	*1,568*	*1,615*	*240*	*372*	*-295*	*929*	*568*	*-467*	*4,530*
EVA [1]									
H1 2009	144	-366	83	66	334	233	95	-1,242	-653
H1 2008	*747*	*502*	*123*	*241*	*-441*	*345*	*204*	*-690*	*1,031*
Cost/income ratio									
H1 2009	67.9%	32.1%	63.2%	66.2%	33.3%	39.7%	53.7%	n.s.	53.7%
H1 2008	*64.2%*	*33.5%*	*56.1%*	*42.8%*	*n.s.*	*49.1%*	*46.4%*	*766.7%*	*59.5%*
Employees [2]									
as at June 30, 2009	50,431	12,119	3,019	2,015	2,975	53,547	20,893	23,008	168,007
as at December 31, 2008	*52,232*	*12,511*	*3,077*	*2,165*	*3,201*	*56,066*	*21,406*	*23,861*	*174,519*

Notes:
Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale. Furthermore, they were changed due to the competion of PPA (Purchase price Allocation).
1. H1 2008 figures were restated following Basel 2 regulations.
2. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Group Results for First Half 2009 (Continued)

Retail Banking

Introduction

The UniCredit Group's **Retail Banking Division**[1] focuses on satisfying the financial needs of the mass market and of affluent individuals, together with small businesses in Italy, Germany and Austria. The Division aims to concentrate the Group's know-how in Retail Banking and make it available to all its customers, regardless of their location.
In addition to the three new Italian commercial banks created on November 1, 2008 (**UniCredit Banca**, **UniCredit Banca di Roma** and **Banco di Sicilia**), the Retail Division includes the retail business areas of **HypoVereinsbank** in Germany and **UniCredit Bank Austria**. Furthermore, on January 1, 2009, the Retail Division includes **UniCredit Family Financing Bank**, the new bank of the Group that supports the Division's banks with solutions that meet the many financing requirements of households, born from the integration between UniCredit Consumer Financing - a Group company specializes in consumer credit - and UniCredit Banca per la Casa - which specializes in home mortgages.

Finally, since May of this year, the Retail Division has included Asset Gathering, the business area specializing in individual retail customer deposits through the direct channel and the network of financial consultants. Asset gathering operates through **FinecoBank** in Italy, **DAB Bank** in Germany and **DAT Bank** in Austria; these banks, which are leading brokers in their respective markets and offer all the banking and investment services of traditional banks, but set themselves apart in their unique focus on technological innovation, reflected primarily in the development of innovative businesses such as online trading.

Financial Performance

The new year began in an environment with highly volatile financial markets and the financial crisis spreading to the real economy with a negative impact on businesses and the labor market. Despite numerous steps taken by international monetary authorities and various governments to support the economy, the first six months were characterized by serious uncertainty caused by the economic recession and its duration.

Showing a strong ability to generate income despite the difficult environment,, the Retail Division ended H1 2009 with **profit before taxes** of €565 million (-64% y/y).

In terms of operating profits, **operating income** in H1 2009 totaled €5,289 million, a reduction of 11.5% y/y. This result was heavily influenced by the drop in service income mainly due to the reduction in the value of assets under administration and management resulting from the financial market crisis that caused a decline in transaction and management commissions. In addition, the Retail Division's driven by the continuing uncertainty in financial markets concentrated the deposits in simple, secure products, with a resulting reduction in commissions related to the sale of financial products, which is only partially offset by the increase in business productivity compared to H1 2008.

Income Statement (€ million)

	H1		CHANGE	2009		2008
RETAIL BANKING DIVISION	2009	2008	%	Q2	Q1	Q2
Operating income	5,289	5,976	- 11.5%	2,616	2,673	2,980
Operating costs	-3,592	-3,834	- 6.3%	-1,800	-1,792	-1,929
Operating profit	1,697	2,142	- 20.8%	816	881	1,051
Net write-downs on loans	-995	-506	+ 96.6%	-513	-482	-250
Profit before tax	**565**	**1,568**	**- 64.0%**	**197**	**368**	**740**

1. The Introduction lists the main organizational changes and main business areas and/or legal entities that make up the Retail Division. The Financial Performance section reports the Retail Division's overall consolidated results based on the scope of consolidation in June 2009. Results of 2008 are aligned with new perimeter in order to make the comparisons homogeneous.

The reduction in profits also affected **net interest income**, also if in a lower measure, due to the sharp drop in rates (at the end of June one-month Euribor fell below the threshold of 100 basis points reflecting a decrease of 360 basis points from the level at the end of June of the previous year). This phenomenon of gradually lower market rates has made the cost of customer deposits not over reducible and has therefore had a negative impact on the Retail Division's profits from the spread over deposits, which was only partially offset by the growth in deposit volume.

In the area of **operating costs**, there has been a positive impact from measures to improve efficiency which the Retail Division began at the beginning of 2009 to address the declining revenue situation. In H1 2009, operating costs totaled €3,592 million, representing a significant decrease of €242 million (-6,3%) from the previous year.

This reduction was mainly due to **payroll costs** that dropped as a result of the downsizing of staff following the Group's integration of former Capitalia banks which was funded by a leaving incentive program that was started in 2008 to achieve greater efficiency. As at June 30, 2009 the number of **FTEs (Full Time Equivalents)** in the Retail Division dropped by a further 1,801 employees (-3.4%) from year end 2008. Cost containment measures were also applied to other **administrative expenses** that strongly decreased even though the impact of the regulation that in 2009 introduced the requirement to invoice VAT for intra-group transactions, resulting in an impact of about €40 million on the Division.

The **cost-income ratio** for H1 2009 stood at 68% (+370 basis points over H1 2008) due to the reduction in revenues that was only partially offset by greater cost management efficiency.

The above components generated **operating profit** in H1 2009 of €1.7 billion, which was 21% lower than in H1 2008. In terms of the contribution of the three countries to the Division's total profit, Italy's considerable contribution of 75% of operating income generated 84% of overall operating profit, which was up compared to the 82% in June 2008, while Austria and Germany contributed the remaining 16%.

Profit before taxes was heavily affected by **net write-downs on loans**, which in H1 2009 rose sharply over the previous year to a total of €995 million compared to €506 million in June 2008. This increase, entirely due to the Italian portfolio, was partly due to the different classification and risk coverage methods gradually applied in the former Capitalia banks' portfolio during 2008.

Moreover there was an evident progressive deterioration of the credit as a result of the international financial crisis that exploded in the second half of 2008, affecting both private individuals and small business borrowers which recorded default rates 40% higher than in 2008.

With regard to **credit quality**, in June the Retail Division reported an **annualized cost of risk** of 113 bps, representing an increase of about 58 bps over June 2008, which should be interpreted as the combined effect of an increase in **non-performing loans** and a decrease in existing **loan balances** of 3.3% in H1 2009.

The Retail Division in H1 2009 achieved value creation, or **EVA**, of €144 million even if with a strong reduction y/y.

Key Ratios and Indicators

	H1		CHANGE	
RETAIL BANKING DIVISION	2009	2008	AMOUNT	%
EVA (€ million)	144	747	-603	-80.72%
Absorbed Capital (€ million)	5,060	5,993	-933	-15.58%
RARORAC	5.69%	24.93%	-1924bp	
Operating Income/RWA (avg)	14.21%	13.31%	90bp	
Cost/Income	67.9%	64.2%	370bp	
Cost of Risk	1.13%	0.55%	58bp	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
RETAIL BANKING DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	50,431	50,859	52,232	-1,801	- 3.4%

Group Results for First Half 2009 (Continued)

Retail Banking (Continued)

In June 2009, **deposits from customers** in the Retail Division, including deposits and securities in issue, totaled €242 billion representing an increase of nearly €26 billion (+12%) over year end. This increase is mainly due to a bond issue of UniCredit Family Financing Bank, underwritten by UniCredit Group in March, aimed to fund the mortgages stock following the carve-out of ex-Capitalia banks.

The real growth in direct deposits (€10 billion) is due to the strong customer preference for simpler and more secure savings instruments, strongly contributing to the Group funding in an environment with conditions of uncertainty of the interbank market.

The balance of **loans to customers** (€174 billion) was down from last December of nearly €6 billion (-3.3%) confirming the downward trend affecting the entire banking industry. Loan volume was affected, on the one hand, by lower demand of loans from businesses and households, and on the other hand, by a greater focus by the Group on credit evaluation.

Despite the downturn in the economic cycle, the Retail Division's strategy in the area of loan management was to provide adequate financial support to business initiatives and needs of households without, however, neglecting careful assessment of creditworthiness, which has always been a feature of the Group's business. In this area, in the first six months of the year new loans to households were made totaling €3.3 billion, and new short, medium and long-term loans totaling €5.6 billion were made to over 70,000 small business customers.

Balance Sheet (€ million)

RETAIL BANKING DIVISION	AMOUNT AS AT			CHANGE ON DEC '08	
	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Loans to customers	174,282	175,677	180,280	-5,998	- 3.3%
Customer deposits (incl. Securities in issue)	241,946	233,267	215,915	26,031	+ 12.1%
Total RWA	73,170	72,044	80,410	-7,240	- 9.0%
RWA for Credit Risk	59,009	58,734	67,278	-8,269	- 12.3%

Breakdown of loans by country and deposits (€ million)

RETAIL BANKING DIVISION	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
	06.30.2009	12.31.2008	%	06.30.2009	12.31.2008	%
Italy	119,556	121,103	- 1.3%	177,907	152,356	+ 16.8%
Germany	36,169	39,990	- 9.6%	31,245	35,347	- 11.6%
Austria	18,557	19,187	- 3.3%	32,794	28,212	+ 16.2%
Total	**174,282**	**180,280**	**- 3.3%**	**241,946**	**215,915**	**+ 12.1%**

Business areas and division strategy analyzed by individual businesses/regions

The two graphs show the breakdown of operating volumes of financial assets and overall loans of customers of the Retail Division at the end of June 2009 broken down by country and product. Of **total financial assets** of about €370 billion, **Italy** contributed 68%, **Germany** 19% and **Austria** 13%. Looking at specifics, in **Italy** there was a greater penetration of indirect deposits (61%) (assets under management and administration) that contributed 74% of total indirect deposits, while in **Germany** and **Austria**, two countries that traditionally have higher percentages of savings deposits, the weighting was much lower at 53% and 37% respectively.

Of total **loans to customers** of about €170 billion, **Italy** contributed 67%, **Germany** 21% and **Austria** 12%. The mix of total loans to customers was also different in the three countries.

Mortgages for home purchases represented in all areas the largest product with average penetration of about 57%. In the area of **consumer credit**, Italy contributed 60% of the €14 billion in total loans. Finally, in the area of **loans to small businesses**, Italy contributed about 90% of short-term loans to small businesses in the Retail Division due to the strong penetration in **Italy** where it accounted for 50% of loans in the segment, 15% of loans in **Austria** and only 7% of loans in **Germany**.

Customers Total Financial Assets[1-2]
June 2009, (€ billion)


252[2]
99
69
84
32
16
21
31
11
7
Direct deposits
AUM
AUC
IT
GE
AU
68%
19%
13%
Share of total

1. Business volumes which have been classified differently from accounts data.
2. Data including asset of Fineco Bank in Italy, DAB Bank in Germany and DAT bank in Austria.
3. New commercial network data, net of Institutionals.

Total Loans to Customers (excluding non-performing loans)
June 2009, (€ billion)


116
11
14
15
66
37
1.5
0.5
12
22
20
0.9
2.2
0.4
11
Other
SB M/L term
SB short term
Consumer credit
Households Mortgages
IT
GE
AU
67%
21%
12%
Share of total

Retail Network Italy

Following the crisis in the second half of 2008 that affected the economy with considerable repercussions for households and small businesses, the Retail Division has intensified its efforts to satisfy customers' needs. In H1 2009 the Division reinforced the alignment of **customer satisfaction** activities and **complaint management** at the three Italian commercial banks improving at former Capitalia banks the system for determining customer satisfaction and the measures for the management of ordinary and financial complaints that were already successfully tested at UniCredit Banca as the **Q48 project**, whose aim is to standardize the methods for managing complaints by guaranteeing a solution for customers within 48 hours.

These customer retention efforts have been rewarded in terms of customer satisfaction. The customer satisfaction index (TRI*M)[2] rose to 54 in June, an increase of 4 points over December levels. In Italy, the expansion of the Group's service model to former Capitalia banks has been received favorably and has gradually reduced existing differences in terms of customer satisfaction among the customers of the three commercial banks.

2. The TRI*M index measures the level of customer retention through a weighted summation of assessments that interviewees give the Company based on 4 main retention indices, two of which are related to satisfaction (overall satisfaction and likelihood to recommend), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Group Results for First Half 2009 (Continued)

Retail Banking (Continued)

Finally, following the drop that occurred in Q4 2008, which was influenced by the various events that affected financial markets, UniCredit has returned to a leadership position with a 6 point advantage over its main competitors.

The **SRT** project (from the Italian abbreviation for "Easy to Save Time"), which was launched in 2005 with a considerable investment program, continued with the goal of improving the quality of service provided to customers through the use of channels other than bank tellers and freeing branch personnel from low value-added activities so they can be used in sales-related activities. In H1 2009 the Division continued the installation of advanced **"ATM Payment"** machines and **"Spinta SRT2"** self-service areas to accelerate the migration of former Capitalia branches and the saturation of former UniCredit Banca branches. This activity made it possible to further reduce activities previously performed at teller windows by moving them to advanced channels where, at the end of June 2009, about 70% of transactions were performed with a positive impact on customers in terms of lower wait times and the perception of a more proactive approach.

In H1 2009 the Division also continued the project to strengthen the new structures of the retail banks, in terms of both management and the network, which began last year. In this area, the expansion of the **First** service model (which targets Affluent customers) to former Capitalia banks was completed, as was the **Business Prime** service model to meet the needs of small businesses and the personal needs of entrepreneurs. In addition, the new **Smart Affluent** and Business Easy service models for customer sub-segments continued to be expanded to all banks. The latter, which are based on "remote" customer relationship management, are intended for customers with a high propensity to use virtual channels and for small economic operators (managed to date by the branch manager) respectively with the goal of providing them a simple and direct service. Business Easy, which was launched in H1 2008, is now almost fully operational with 75% of customers served by **Business Easy** consultants and about 90% of Business Easy Centers now set up. The Smart Affluent service model, whose rollout started at the beginning of 2009, has also had a successful launch with about 45% of customers served by Smart Affluent consultants and 60% of Smart Affluent Centers now set up.

During the six-month period, the **"BIS" Index** (Satisfied Needs Index aimed at monitor the coverage level of the satisfied needs of customers on the numbers of products and services owned by customers) was introduced in the **Household and Individual Segment**. The index was conceived with the knowledge that the value generated by customers and customer satisfaction are measured by the number and extent of the customers' needs that the bank is able to satisfy. The new indicator counts the number of needs covered on average for our customers based on the products used. The index, which was presented to the branch network at the beginning of the year, showed the first signs of growth at all banks at the end of the six-month period. The positive performance of the BIS index will have an immediate positive impact on other leading indicators such as the customer satisfaction index, the reduction in the customer churn rate and on the bank's profitability.

With regard to the strategy for **investment products**, in H1 2009 there was a significant change in strategy compared to the same period in 2008 due to the impact of the economic and financial crisis on confidence and the resulting portfolio decisions made by customers. As a result, priority was given to simple products with guaranteed principal and short maturities (such as repos, bonds and certificates of deposit) instead of asset management products and third party bonds.

In H1 2009 the network of Small Business Centers and Development Centers was completed in the **Small Business Segment**. The new **Imprendo Export** account was launched as the first foreign package in Europe to support Italian companies in expanding their operations abroad by taking advantage of the Group's unique branch capabilities. In addition, the **Impresa Italia** sustainability project of economy was launched at the beginning of the year and provide for allocation of an additional plafond in order to support small business, diffused on the territory thanks to the sectorial associations and Confidi. Six months from the launch of this project providing economic support, which called for the allocation of €7 billion at the Group level (including €3 billion for small companies), 375 trade associations and CONFIDI were authorized to participate, representing 40% of the market; and about €400 million in loans have been approved with an acceptance rate of 75% of loan applications.

In terms of **sales performance**, in **Italy** the new sales structure consisting of UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia resulted in sales volume of over €15 billion in H1 2009 (+30% over the half-year 2008) with a concentration on simple products with a low risk profile. The net balance of assets under management dropped by just €2 billion due to the €4 billion in sales of **UniGarantito**, a guaranteed-principal insurance product with a minimum annual return of 2.50%. The Retail Division was able to keep a stable level of total financial assets since the beginning of the year (0.5%) by converting about €10 billion in indirect deposits to direct deposit products.

With regard to future initiatives, in **H2 2009** service models for sub-segments of customers will become operational with the completion of the related Smart Affluent and Business Easy Centers to achieve total coverage of their reference customers. In the **Household and Individual Segment** the branch network will increase its focus on the BIS Index with positive effects anticipated in terms of lower customer churn rate and greater customer satisfaction. In July the Division plans to market the **Genius Card** through the branch network. This account card provides customers with extremely low costs for major banking services which were previously available only through a current account. The card uses the Internet banking channel in addition to the widespread network consisting of about 3,000 advanced ATMs.

In the **Affluent Segment**, product priorities for H2 2009 will be the gradual reintroduction of third-party bonds and the launch of asset management products (new bond funds) with features of **bonds** in terms of specific maturities and annual coupons, which will make it possible to avoid the difficulties and risks of direct investments in securities by offering diversification among several issuers and the ability of the manager to intervene at any time.

In the **Small Business Segment**, in addition to the focus on *Imprendo* Export, during H2 2009 there will be greater distribution of sustainability projects under way starting with the *Impresa Italia* project and of two new projects just launched in June to support the real economy: ***Pacchetto Turismo*** consisting of loans of up to a total limit of €500 million intended for businesses in the travel industry, and ***Progetto Agricoltura*** which is aimed at the development of agricultural businesses.

Retail Network Germany

In Germany in January, on-line stock exchanges awarded HVB's ***Willkommenskonto*** - a current account which is intended primarily for **mass market** customers - for its excellent quality-price relationship. Furthermore, HVB was also recognized by the *Deutsches Institut für Service-Qualität* in the area of mortgage consulting for the best offer of advisory. After the great success in 2008 of the illustrated debit card issued on the occasion of Munich's 850th anniversary, in 2009 over 70 new illustrations - customers can choose the picture to be printed on the card from a catalogue of some 110 images - were launched in support of regional sales initiatives, which led to significant results in terms of card sales.

In the area of **investment products**, due to the ongoing market uncertainty and the significant decrease in interest rates, in H1 2009 HVB focused consulting services on medium-term bonds and investment products other than equities. Customers' need for safe investments was confirmed by the sales volume of **ordinary HVB bonds** (€1,240 million). In addition, HVB offered a number of guaranteed-principal products, including several products tied to indexes and/or commodities (€300 million), and in the area of **insurance products**, it offered ***AktivRente*** (€80 million), which adjusts the risk profile to the various periods in the life of the investor and the market situation and gradually decreases risk as it approaches its maturity. Several bond funds such as ***F&C Stiftungsfonds*** (€22 million) and **Real Estate Funds** (€16 million) were also well received by customers. Finally, in 2009 HVB continued to focus on the ETF-based asset management product called ***VermögensDepot privat***, which in H1 2009 had sales of €1.9 billion.

In H1 2009 in the **small business segment,** HVB continued to support its customers by providing them short-term lines of credit to give them the liquidity needed to support their businesses. In H1 2009, HVB continued to offer many customers the new **Business Class** service model, aimed at key small business customers, that provides all small entrepreneurs with two professionals: a consultant dedicated to the company that will work on establishing the proper level and best methods for the overall use of bank loans, and a specialist dedicated to all the personal investment requirements of the entrepreneur and his/her family.

Retail Network Austria

With regard to the **mass market segment**, Bank Austria launched in the network ***ErfolgsKunden-Dialog***, a web-based consulting tool that supports consultants in their daily contacts with customers. The tool is aimed at using all customer contacts to improve the quality of information available. Using performance indicators, this tool makes it possible to identify high-potential mass market customers and to focus contacts and sales campaigns on them.

In Austria in H1 2009, **Bank Austria** offered **investment products** that focused on simple and safe products. Eight different bonds were issued with common features including a 2-to-4-year term, fixed interest rate for the first year and variable coupons indexed to six-month Euribor for the following years. These bonds were well received and achieved a sales volume of about €390 million. The leading product was again the **Real Invest Austria fund**, which specializes in the real estate sector and had over €200 million in sales. Overall, the **top 5 bond funds** have generated €280 million in funds, confirming that

Group Results for First Half 2009 (Continued)

Retail Banking (Continued)

retail customers are interested in low-risk products at this time.

Bank Austria broadened its range of products in the insurance area. It continued to offer the single-premium, guaranteed principal product called **S.M.I.L.E. Garant** and launched the new product called **S.M.I.L.E. Garant II** (an index linked, single-premium, guaranteed-principal insurance product with return tied to 100% of annual inflation, 10% of return guaranteed on principal invested and additional earning opportunities tied to investments in stock exchange indexes), which generated €32 million.

In addition, on April 1, 2009 Bank Austria launched two new guaranteed-principal insurance products: **The Active Capital Garantie 2019** with guaranteed repayment of 140% of principal invested at maturity and **Active Cash Garantie 2019** with guaranteed monthly repayments and a minimum guaranteed repayment of invested principal at maturity; these products generated investments of €107 million.

With regard to recurring premium products, Bank Austria has maintained its focus on the traditional insurance product called ***Vorsorge Plus Pension*** which generated €4.3 million in recurring premiums.

In the **small business segment**, Bank Austria invested in the training of its consultants in order to become one of the best banks in Austria in the area of consulting. In the area of managerial skills, it launched the workshop called **Solutions 4 Affluents and Small Business** with a focus on the development of consulting and sales skills aimed at the diversification and safety of customer portfolios, and in the area of technical skills, in 2009 a third of all affluent and small business consultants will attend a training course with a final exam that will allow attendees to receive certification as a **Certified Financial Advisor** from the **Frankfurt School of Finance and Management** which certifies superior skills in the area of financial consulting services.

UniCredit Family Financing Bank

The international financial crisis had an impact on the mortgage and consumer credit businesses resulting in reduced demand and increased credit risk. **UniCredit Family Financing Bank**, which is the Retail Division's bank specializing in these two businesses, took measures to maintain profitability in the mortgage portfolio and to strengthen the market position of consumer credit.

At the end of June 2009 **UniCredit Family Financing Bank** had a stock of mortgages of about €66 billion. In H1 2009 this area had new mortgage business of about €1.5 billion, a sharp decrease from the previous year (-74% y/y) due to the combined impact of the mortgages demand reduction and more attention to a creditworthiness of customers. The market share on total new flows was around 6%. The contribution of banking channel to the production of new mortgages totaled 58%, stable year on year, confirming his role as the main distribution channel. The customers have preferred fixed rates mortgages that reached about 70% of new production increasing in comparison with the 60% of 2008.

At the beginning of 2009, in order to mount a broader, more specific campaign against emerging social difficulties and to support the purchasing power of households, which was affected by the economic and financial crisis, the Division launched ***Insieme 2009***, an initiative aimed at helping families in difficulty to make their mortgage payments. In H1 2009 the initiative generated over 3,000 applications that allowed applicants to suspend mortgage installments for 12 months at no cost. Another initiative aimed at mortgage holders was the **Suspension of Mortgage Payments for Victims of the Earthquake in the Abruzzo Region**, which, starting in April, allowed about 2,000 customers living in the area affected by the disaster to suspend the ongoing debits of loan repayment installments (mortgages and personal loans) with the UniCredit Group. The suspended installments will be deferred to the maturity of the loan with no additional charges for the customer, and will be paid at the end of the amortization schedule. Finally, the Division signed the **ABI-MEF Agreement**, whose goal is to provide customers with a reliable tool for reducing and stabilizing variable-rate mortgage installments. About 17,000 customers have signed up for this agreement, confirming its high degree of customer approval.

In addition, the launch of new initiatives has already been planned for H2 2009 like ***Mutuo Blocco Rata***, which meets the need to keep the amount of mortgage installments within a certain limit by converting from a variable rate to a fixed mortgage installment and extending the duration of the amortization schedule.

As regards consumer credit products, against a stock of €7.3 billion, through the end of June, new business of €1.8 billion (-13% y/y) was generated (personal loans, special-purpose loans, credit cards and loans against wages) of which €1.2 billion from banking channel, decreasing of 18% against 2008, while non banking channel contributed with about €600 million of new production, stable against June 2008 figures, increasing its contribution to the total new production to the 33% (+5% y/y). The market share on total new flows was around 9% increasing year on year. Looking

more closely at the contribution of various products, in H1 2009 the production of new personal loans totalled €1.141 million (-21% y/y), the revolving card contributed for €208 million (-11% y/y), and loans against wages with €240 million (+19% y/y). In the area of special-purpose loans, car loans generated the best contribution with significant results in terms of volume (€249 million in special-purpose car loans, +10% y/y).

In the area of product development initiatives, in addition to the proposed product for loans against wages for customers who were turned down for personal loans, new products were launched such as the **Extra revolving card** and the **Dinamic personal loan**.

On the other hand, in the foreign market there are continued efforts to develop new international initiatives and enhance existing projects. In H1 2009 the Munich branch continued its operations in the credit card segment with the issuance of about 28,000 new cards, reaching a level of over 180,000 cards for a total of over €98 million in business volume. In addition, the distribution of personal loans continued successfully through HVB branches with disbursements of €188 million. In Bulgaria, in H1 2009 the subsidiary UniCredit Consumer Financing IFN continued its growth trend by making more than €19 million in loans since the beginning of 2009, consisting of special-purpose and personal loans. In Romania, the subsidiary UniCredit Consumer Financing IFN has gradually expanded the business of distributing personal loans through the branches of UniCredit Tiriac Bank with total disbursements of €15 million.

Asset Gathering

Fineco Bank in Italy continued to improve existing services with a special focus on optimizing the performance of the technological platform.

In H1 2009 two sales and advertising campaigns, which began last year, continued successfully: the ***Soddisfazione*** campaign, which used large advertising placards in major Italian metropolitan areas and the Internet as advertising channels, and the **Member get Member** campaign, that offers prizes to the Fineco Bank's customers which present friends that open a current account.

This initiative made it possible to bring in about 18,000 new customers in two months by taking advantage of the high percentage (93%) of Fineco customers who are satisfied with the service offered.

Fineco, achieved a net inflow of deposits of €823 million and assets totaling €30.5 billion (+5% over December 2008), thanks to the strong contribution of the network of Fineco financial consultants with €671 million net inflow of deposits and €25 billion of total asset, that ranked it at 2nd by Assoreti for the period in terms of balances and net deposits.

With regard to online trading, Fineco is ranked first in terms of third-party account business volume in major markets (MTA, TAH, S&P/MIB Futures and Mini S&P/MIB) with 13.6 millions of transactions.

The **DAB Group**, present with DAB Bank in Germania and DAT Bank in Austria, expanded its trading and consulting business by strengthening its leadership as a broker and winning the *Brokerwahl* prize as the Best German Certificate Broker.

Figures for the end of June 2009 confirm a 7% growth in balances over the previous year end, bringing assets to €20,7 billion due mainly to a net inflow totaling €1,279 million.

Starting at the beginning of this financial year, DAB launched a sales campaign aimed at obtaining new retail customers (B2C) by offering special return conditions on accounts and trading commissions that made it possible to bring in 12,500 new customers. DAB Bank in Germany with 1.4 million of transactions and DAT in Austria with 0.5 million of transactions in 1H 2009 confirm to be leaders as broker and direct bank in their countries.

Group Results for First Half 2009 (Continued)

Corporate Banking

Introduction

In this chapter Corporate Banking Division's[1] H1 2009 results are based on the following business areas:

- Corporate Banking, providing products and services to clients mainly in the medium and large corporate segments (with annual revenues of at least €3 million) distributed through branches and offices in Italy, Austria and Germany and through foreign trade centers located in Italy; since June 2009 also ACPM (Active Credit Portfolio Management) in Germany and the MIB business (e.g., structured finance) of UniCredit Medio Credito Centrale in Italy, have been reclassified as part of Corporate Banking (former were part of MIB Division).
- Global Transaction Banking (hereinafter, GTB), the Group's international area specialized in trade finance and cash management, operating through the Group's banks.
- Leasing, Product Factory with an international network.

Financial performance

Despite the gradually deteriorating economic environment, in H1 2009 Corporate Banking Division's **operating profit** increase more than 2% in comparison with the same period of the previous year.

In H1 2009 **total revenues** were €3,262 million substantially stable versus H1 2008 thanks to the positive performance of **net interest income** (+4% y/y) offsetting the downward trend of **net non-interest income** (-12% y/y). The growth of profits from Q1 2009 to Q2 2009 (+3.8%) was particularly noteworthy.

The increase in **net interest income** was driven by growth across all three key countries, with particular emphasis in Germany (+14%) and Austria (+17.5% excluding dividends) due to the selective approach to new loans and increase in profitability and the increase in customer deposits, which overall rose by 12% y/y (including securities in issue). **Net non interest income** was adversely affected by a slowdown in trading profit and income from the sale of hedging products, as well as higher securitization costs

In H1 2009 **operating costs** reached €1,047 million with a good decrease from the same period of the previous year (4%) due to management's continued focus on cost containment and the effectiveness of measures implemented in all countries in the previous year. **Payroll costs** were down by about €43 million y/y, while other **operating expenses** had a slight decrease.

Net impairment losses on loans and provisions rose by around €1,200 million y/y due to asset quality deterioration strongly due to market's trend and to changes in highly cyclical sectors (i.e. Real Estate, Auto and Textile). The increase is due to Italy (+€628 million y/y), Germany (+€337 million y/y), Austria (+€127 million y/y) and Leasing area (+€124 million y/y).

In H1 2009 **profit before taxes** reached €408 million, a decrease of about 75% y/y as a result of loan deterioration and the negative external environment.

Income Statement (€ million)

	H1		CHANGE	2009		2008
CORPORATE BANKING DIVISION	2009	2008	%	Q2	Q1	Q2
Operating income	3,262	3,259	+ 0.1%	1,655	1,607	1,634
Operating costs	-1,047	-1,091	- 4.0%	-527	-520	-552
Operating profit	2,215	2,168	+ 2.2%	1,128	1,087	1,082
Net write-downs on loans	-1,739	-523	+ 232.5%	-1,048	-691	-274
Profit before tax	**408**	**1,615**	**- 74.7%**	**29**	**379**	**771**

1. The Corporate Banking Division's performance is analyzed in accordance with the business breakdown currently used in management reporting on Group results (see the Introductory Note).

EVA posted a level of -€366 million (-173% from the previous year when it was €502 million), and **RARORAC** was -5.12% compared to 7.1% in the previous year. These results are attributable to the changes noted above, which were mainly affected by net impairment losses on loans.
Due to the combined impact of cost containment (-4% y/y) and the stability in total revenues in H1 2009, the **cost-income ratio** stood at 32.1% in June 2009, an improvement of about 1.4 percentage point over the previous year (33.5%).

Key Ratios and Indicators

	H1		CHANGE	
CORPORATE BANKING DIVISION	2009	2008	CHANGE	%
EVA (€ million)	-366	502	-868	n.s.
Absorbed Capital (€ million)	14,327	14,144	183	+ 1.3%
RARORAC	-5.12%	7.10%	-1,222bp	
Operating Income/RWA (avg)	3.14%	3.00%	14bp	
Cost/Income	32.1%	33.5%	-140bp	
Cost of Risk	1.25%	0.38%	87bp	

The Division's **loans** were down both in comparison with March 2009 (-3%) and y/y (-1.4%). The focus on growth in areas with low capital absorption was reflected in the performance of **customer deposits** (including securities in issue), which were up 12% y/y and 3.4% versus March 2009 due to the increases posted in Italy and Germany.

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
CORPORATE BANKING DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Total Loans	316,125	333,630	331,482	-15,357	- 4.6%
o.w. with customers	*270,415*	*278,616*	*282,527*	*-12,112*	*- 4.3%*
Customer deposits (incl. Securities in issue)	139,347	134,813	131,237	8,110	+ 6.2%
Total RWA	204,653	209,972	207,008	-2,355	- 1.1%
RWA for Credit Risk	195,787	201,083	198,804	-3,017	- 1.5%

Breakdown of loans by country and deposits (€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
CORPORATE BANKING DIVISION	06.30.2009	12.31.2008	%	06.30.2009	12.31.2008	%
Italy	116,006	121,246	- 4.3%	69,131	58,819	+ 17.5%
Germany	72,520	76,756	- 5.5%	44,669	43,088	+ 3.7%
Austria	46,368	48,387	- 4.2%	21,326	23,648	- 9.8%
Leasing	35,521	36,138	- 1.7%	4,221	5,682	- 25.7%
Total	**270,415**	**282,527**	**- 4.3%**	**139,347**	**131,237**	**+ 6.2%**

At the end of June 2009 **the number of FTEs** totaled 12,119, a decrease of 148 employees from March 2009 and 392 from December 2008 (due mainly to the effective integration with Capitalia).

Staff Numbers

	AS AT			CHANGE ON DEC '08	
CORPORATE BANKING DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	12,119	12,267	12,511	-392	- 3.1%

Group Results for First Half 2009 (Continued)

Corporate Banking (Continued)

Business areas (by countries and activities) and strategies

Business areas (by countries and activities)

Italy

(Excluding Leasing)

In H1 2009 **operating income** was €1,595 million (-1.7% from the same period in 2008). On the other hand, operating income in Q2 2009 was 2,7% higher than the previous quarter.
Net interest income reached €1,280 million (+€29 million y/y or 2.3%) due to the favorable trend of interest rates, while **service income** reached €315 million (-€57 million, -15% y/y) and was negatively affected in the comparison with previous year by the lower sales of hedging products, payment services and corporate finance activities. Compared with the previous quarter, corporate finance operations recovered and generated most of the increase in service income versus Q1 2009.
In H1 2009 **operating costs** reached €496 million, a decrease from H1 2008 (-€41 million y/y due to the full deployment of the integration of the Capitalia Group's operations and the effectiveness of the strategy of cost reduction). The comparison with the previous quarter posts a decrease of 3.2%.
In H1 2009 **net impairment losses** reached €919 million with an increase of €628 million over H1 2008 due to the widespread deterioration of loan quality in the industry. Net impairment losses increased also in comparison with the previous quarter of €65 million.
In June 2009 **profit before taxes** was €147 million, -81% from H1 2008.
In H1 2009 **cost-income ratio** is at 31.1%, -2 percentage points from the same period of the previous year (33.1%).

Germany

(Excluding Leasing)

In H1 2009, Germany's **operating income** reached €868 million (+€81 million, or +10% y/y). Growth in **net interest income**, which reached €651 million (+€79 million, or +14% y/y) was driven by the favorable performance of deposit volume (customer deposits rose by 11%) and by the positive impact resulting from rates trend. **Net non-interest income**, which reached at €217 million (+€2 million, or +1% y/y), reported an increase mainly driven by domestic payment transactions.
In H1 2009, **operating costs** reached €286 million, substantially stable in comparison with the same period of the previous year, thanks to the management's focus on cost containment. Operating costs are aligned also Q2 09 versus Q1 09, higher staff expenses are offset by savings in other administrative expenses.
As a result of the trends described, **operating profit** in June 2009 reached €582 million (+16% y/y, or €78 million).
Net impairment losses were up by €337 million y/y to €488 million at the end of June 2009. This growth was driven by the overall deterioration in loan quality experienced in the banking system. The deterioration of about €276 million compared to the previous quarter was due to some specific tickets.
Profit before taxes reached a level of €58 million, representing a decrease of -84% compared to the same period of the previous year (-€367 million).
Due to positive revenues performance, which more than offset the increase in costs, the **cost-income ratio** (32.9%) dropped by up than 3 percentage points from the previous year.

Austria

(Excluding Leasing)

In H1 2009 **total revenues** in Austria were €423 million, -€18 million (-4%) y/y. The good performance of net interest income offset the decline in dividends due mainly to a loss of about €30 million reported by a subsidiary company. Excluding dividends, **net interest income** was up by 17% y/y (+€48 million) mainly due to an increase in deposit and loan volumes and the positive effect of spreads on loans. The decrease from the previous quarter (-12%) was impacted by rate effect and a slight decline in loan volume. **Net non-interest income** was down y/y by €30 million (-20%) as a result of the downward trend in sales of hedging products and higher securitization costs.
Operating costs reached €144 million, an increase of €9 million over the same period of the previous year. There was also an increase (€14 million) over the previous quarter.
Based on the above trends, in H1 2009 **operating profit** reached €279 million, -8.8% y/y. In Q2 2009 operating profit was €127 million, representing a decrease of 18% from Q1 2009.
Net impairment losses were up by €127 million y/y and by €30million from the previous quarter as a result of the current market situation.
Profit before taxes of €133 million was down by 52% y/y (due to a negative one-off posted in dividends and net impairment losses).
The **cost-income ratio** reflected a y/y deterioration of about 3 percentage points due to a decrease in revenues and increase in costs (the worsening between Q1 and Q2 2009 was about 8 percentage points).

Leasing

As dictated by its strategy, effective January 1, 2009, **UniCredit Global Leasing** completed the reorganization of Italian operations through the business combination of Locat Spa with UniCredit Global Leasing Spa.
In keeping with the recent reorganization of the UniCredit Group, which established a Product Factory role for the Leasing business area, in H1 2009 top management continued its commitment to maximize cooperation with banks in individual countries by dedicating specific employees to training and disseminating product know-how in the corporate and retail networks. The new organizational structure emphasizes the establishment of an international leasing network in support of customers.
In this connection, a new organizational unit (Global Sales Specialist) was established which serves as a point of reference for operating companies in all countries in the management of international leasing transactions and for the development of supranational cooperation agreements with leading industrial and commercial companies (Vendor Leasing Channel).
In June 2009, **operating profit** reached €254 million (-7% from the same period of 2008). **Total revenues** were €376 million (-7.6% from the same period of 2008) with net interest income declining by €18 million (-6%) from H1 2008. This trend was due to three effects: higher funding costs, lower volume and one-off effects occurring in the last quarter of 2008. There was a **net trading, hedging and fair value loss** of €7. However in comparison with Q2 2009 a much better and positive trends is shown: **operating profit** +40%, **net interest income** +14% and **operating costs** -3%. **Operating costs** reached €122 million, representing a 9% decrease y/y due mainly to the cost management program announced in January 2009.
Payroll costs were down by 4% from June 2008 due primarily to a reduction of employees throughout the leasing area. **Other expenses** were down by €14 million y/y. Again in the first half of year, top management's commitment to controlling costs was reflected in largely stable costs.
Net impairment losses were up by about €120 million over the previous year (at €182 million) due to the gradual deterioration of the macroeconomic situation and the implementation of the IBNR methodology in Germany and CEE (impact of about €35 million).
Based on the above, profit before taxes totaled €69 million, a reduction of 66% y/y.
The business area launched a number of initiatives aimed at reducing the impact of the deteriorating economic situation on the company's operating results. To be specific, a special program was launched as a part of loan restructuring and the remarketing of assets resulting from terminated leases.

Global Transaction Banking (GTB)

GTB offers products, services and solutions for cash management, e-banking, trade finance and supply chain management, as well as complex structured trade and export finance solutions. Products and services offered range from cash management and cash pooling for companies to forfeiting and ECA-covered loans and commodity trade finance.
GTB targets corporate customers and financial institutions, and in 2008 enhanced its divisional structure within the UniCredit Group by expanding the service model and operations to 22 countries (through Group banks) with a sales organization consisting of about 2,000 dedicated specialists and over 4,000 correspondent banks.
Using a "multi-local" approach, this area is capable of offering tailored products and services in the domestic market and cross-border solutions with basic and advanced technological features.
In 2008, the GTB Division managed €3.5 billion in payments and 110,000 import and export letters of credit, and maintained its position as a leader in transaction banking operations in continental Europe.
The updating of technological platforms to the requirements of the SEPA European directive and the development of a single platform for payments in the Eurozone will make it possible to offer customers the advantages of this initiative in 2009 without the need for further human resources or IT investments. Customers will be able to use the platform for UniCredit Group payments for all credit transfer transactions in all 31 SEPA countries. This year will also see the issue of the implementation procedures that are needed for the SEPA Direct Debit (SDD) component, which UniCredit will make available starting in November 2009.

Group Results for First Half 2009 (Continued)

Corporate Banking (Continued)

Strategies

Below is a more detailed description of the key measures taken during H1 2009 aimed, on the whole, at addressing the risks resulting from the deteriorating economic and financial environment, and in particular, the deterioration of credit quality, while still maintaining a strong emphasis on providing support to the economy and creating sustainable value over the long run.
All this strategies have the aim to make stronger the relations between the banks and the local communities and to make the banks still more closer to the enterprises, thanks to the optimization of the local organization (areas).

Risk Management

The measures taken included:
- launch of a centralized unit responsible for the assessment of the creditworthiness of counterparties specialized by industrial sector;
- launch of a restructuring organizational unit in Italy in accordance with the organization already working in the main countries of the Group (Germany, Austria, Poland and some CEE countries);
- notification of new operating rules to the network for monitoring changes in risks and measures to be taken to mitigate risk.

Commercial policy measures (support for SMEs, deposits, EVA)

The Corporate Division's commercial initiatives mainly focused on:
- Risk adjusted pricing: adoption of a standard, binding pricing methodology tied to the customer's risk profile, the type of product offered and cost of funding.
- Support for SMEs: continuing financial support to companies, and in particular, small companies, in the Group's key reference markets. Of particular interest is the "Impresa Italia" project, which is aimed at financing investment programs and strengthening the financial management of SMEs through the allocation of up to €4 billion in Italy (an increase over the €2 billion allocated initially in 2008) to be disbursed through the joint work of trade associations and Confidi.
- Push of direct deposit products: in consideration of the ability to procure new liquidity during a period of serious and growing tension in funding markets and to mitigate credit risk resulting from customer deposits left with the bank.
- Monitoring of portfolios with negative EVA contribution: implemented, in particular, by aligning pricing terms to the respective customer risk profile and by providing incentives for cross-selling activities.

Also worth noting is the implementation (in Italy and Austria) of analytical tools available to customers for the comparative assessment of the company's specific financial parameters within their sector, and especially the correlation of sources/uses of funds, financial strength, profitability and sustainability of debt, including through "what if" simulation analyses. These tools improve the ability to understand the company's needs and enhance the constructive dialog between the bank and the company, which is essential in a critical situation such as the one under way in the current half-year period.

RWA optimization

Specific commercial measures have been taken to provide greater controls over changes in RWA, and specifically:
- reduction/withdrawal from lending positions with non-core/negative EVA customers;
- emphasis on products with less capital absorption (e.g., factoring);
- promotion of government-guaranteed loans with preferential terms;
- other measures such as minimizing unused lines of credit, monitoring collateral, immediate intervention in the event of late repayments/payments.

Private Banking

Introduction

The operations of the Private Banking Division primarily target medium to high net worth private customers by providing advisory services and solutions for wealth management using a comprehensive approach. The Division operates in three main countries (Italy, Germany and Austria) with a network of about 1,100 private bankers located in about 250 branches in this area, in addition to a selective presence in several offshore European markets (Switzerland, Luxembourg and San Marino).

Following the move of the Asset Gathering business area, including Fineco in Italy and the DAB Group in Germany/Austria, to the Retail Division, figures for previous periods were stated on a pro-forma basis to allow for standardized comparisons.

Financial Performance

Financial operations continue to be affected by movements in markets, which declined in the first quarter and recovered in the second quarter. In June 2009 the major market indices showed differing levels of performance compared to the December 2008 figure: FTSE MIB -2.04%, DAX 30, largely unchanged, and ATX +19.87%. However, instability continued to affect the financial environment in H1 2009; the asset management area, which was heavily tested in 2008, is still reporting declines although at a slower pace than the lows reached in Q4 2008: in Italy the mutual funds' stock was almost stable (-0.3%) with €14.5 billion of market outflow in the first half.

In this environment, total **financial assets under management and administration** as of June 30, 2009, which were just under **€128 billion**, were up by **1.8%** over the pro-forma[1], year-end figure for 2008 despite market volatility in the first half of 2009, and up by **6.0%** over the previous quarter[1].

Even adjusted for extraordinary items[2], signs of recovery can be seen in comparison to the year-end 2008, pro-forma[1] figure, which was up by **0.9%**, and in comparison to Q4 2008 when the increase was **4.0%**.

The increase over the beginning of the year was driven by a net inflow[2] for H1 2009 of **€0.2 billion** and an equally positive performance effect estimated at **€0.7 billion**. To be specific, after a negative first quarter, there was a net inflow[2] in Q2 2009 of about **€0.9 billion** within which, despite the continued shift of customer portfolios toward less risky instruments, outflows from the asset management area were strongly reduced (-€0.2 billion compared to nearly -€0.6 billion in Q1 2009), while growth continued for assets under administration (+€0.2 billion) and cash instruments (deposits and repos up by €0.8 billion).

Total Financial Assets (€ billion)

PRIVATE BANKING DIVISION	AMOUNTS AS AT 06.30.2009	03.31.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Total Assets	**127.7**	120.5	125.4	2.3	**+ 1.8%**
Ordinary Assets	**101.8**	**97.8**	**100.9**	**0.9**	**+ 0.9%**
AuM	*32.8*	32.1	33.3	-0.5	*- 1.6%*
AuC	*45.8*	43.4	44.3	1.5	*+ 3.4%*
Deposits (inc. Repos)	*22.9*	22.0	23.0	-0.1	*- 0.4%*
AuA and Other	*0.3*	0.3	0.3	..	..

1. Total financial assets for 2008 were stated on a pro-forma basis compared to data published in the Quarterly Report as of March 31, 2009 due to the move of customers in Germany to the Corporate Division and the spin-off of several assets of the subsidiary AMG in Austria to Pioneer (and due to the previously noted removal of Asset Gathering from the Division).
2. This figure excludes extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.

Group Results for First Half 2009 (Continued)

Private Banking (Continued)

As at June 30, 2009, the composition of **financial assets**[2] remained largely stable compared to figures for the previous quarter, with assets under management representing about 32% of total assets, assets under administration about 45% and deposits (including repos) about 22%.

Percentage breakdown of financial assets[2] as at June 30, 2009 (%)


22.5
0.3
32.2
45.0
Assets under management
Assets in custody
Assets under admin and other assets
Deposits and Repos

In terms of income performance, in H1 2009 the Private Banking Division generated **operating profit** of **€155 million**, a decrease of **28.2%** from the same period of the previous year, when the market environment was entirely different in light of the radical changes in the economic and financial environment that occurred in the second half of 2008, the impact of which is still being felt in this period.

The continuation of a rigorous cost-containment policy was an attempt to stem the impact on the commission component, which was more heavily affected by markets.

The second quarter 2009 was sharply better than the first, thanks to higher Net fees and commissions (€129 million vs €110 million, more than offsetting the interest margin slowdown due to falls in market interest rates) and lower operating costs.

Revenues of **€421 million** were down by **14%** from H1 2008.
To be specific:

- **Net interest income** was down by about **5%**, due to mainly extraordinary dividends received in 2008 from an unconsolidated company controlled by the Wealth Cap Group in Germany, not repeated in 2009. Net interest was in line with H1 2008 (up by approximately 1%) despite a changed market rate scenario.
- **Net non-interest income** was down by about **19%** mainly due to the movement in net commissions (**-23%** approximately), and was heavily affected by lower recurring commissions from assets under management as a result of the decrease in assets, and lower up-front fees due to customers' limited appetite for more sophisticated products.

In H1 2009 **operating costs** totaled **€266 million**, a decrease of **3.6%** from H1 2008. Reductions were reported in the area of **payroll costs** (approximately -5.0%) due in part to a **staff** reduction of 115 FTEs from the June 2008 figure (-58 employees from the beginning of the year), and in the area of **other administrative expenses** (approximately -2.6%).

It should be noted that all the Division's business lines were able to cut costs quickly by taking measures to limit direct structural and discretionary expenses to support highly unstable profits on the revenue side.

Income Statement (€ million)

PRIVATE BANKING DIVISION	H1 2009	H1 2008	CHANGE %	2009 Q2	2009 Q1	2008 Q2
Operating income	421	492	- 14.4%	215	206	247
Operating costs	-266	-276	- 3.6%	-131	-135	-140
Operating profit	155	216	- 28.2%	84	71	107
Profit before tax	**141**	**240**	**- 41.3%**	**75**	**66**	**116**

1. Total financial assets for 2008 were stated on a pro-forma basis compared to data published in the Quarterly Report as of March 31, 2009 due to the move of customers in Germany to the Corporate Division and the spin-off of several assets of the subsidiary AMG in Austria to Pioneer (and due to the previously noted removal of Asset Gathering from the Division).
2. This figure excludes extraordinary transactions meaning those, which, due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.

The **cost-income ratio** stood at **63.2%** in H1 2009, an increase over the figure of **56.1%** for H1 2008.

Profit before taxes totaled **€141 million**, a decrease of **41.3%** from H1 2008, which, however, benefited from about €21 million in investment income from the disposal of assets, and over €6 million in extraordinary loan recoveries.

The Division's **EVA** for H1 was equal to **€83 million**, a decrease of 32%.

Staff Numbers

PRIVATE BANKING DIVISION	AS AT 06.30.2009	03.31.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Full Time Equivalent	3,019	3,015	3,077	-58	- 1.9%

Key Ratios and Indicators

PRIVATE BANKING DIVISION	H1 2009	2008	CHANGE AMOUNT	%
EVA (€ million)	83	123	-40	- 32.1%
Absorbed Capital (€ million)	331	387	-56	- 14.5%
RARORAC	50.02%	63.75%	-1,373bp	
ROA, bp (*)	85bp	89bp	-4bp	
Cost/Income	63.2%	56.1%	710bp	
Operating costs/Total Financial Assets (**)	53bp	50bp	3bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Business areas (by country and activities)

Following the transfer of Asset Gathering to the Retail Division, the Division currently has 4 business areas: PB Italy (which also includes San Marino), PB Germany, PB Austria and PB International, which includes the units operating in Switzerland and Luxembourg.

Below are key figures for each of these:



Percentage contribution by country (as of June 30, 2009)
International
Austria
Germany
Italy
9.1%
12.6%
26.7%
51.6%
7.7%
14.3%
29.4%
48.6%
11.5%
9.6%
22.2%
56.7%
Operating income
Operating costs
Operating Profit

Group Results for First Half 2009 (Continued)

Private Banking (Continued)

Italy

Financial assets in Private Banking Italy totaled about €74 billion; the €60 billion in ordinary financial assets increased by about **1.9%** from the beginning of the year due to a net ordinary inflow of about **€0.7 billion** and a positive performance effect on assets of about **€0.4 billion;** the increase was **4.6%** if compared to the same figure for the previous quarter. The net ordinary inflow in Q2 2009, was in fact about **€0.8 billion**, within which all components reported inflows from deposits (+€0.5 billion) to assets under administration (+€0.3 billion), and to a lesser extent in assets under management. From an **operating standpoint**, operating profit was about **€90 million**, a decrease from the H1 2008 (approximately **-21%**). Despite the growth in net interest income (approximately **+9%**), revenues were down by about 12% as a result of lower net commissions (approximately **-25%**), the decrease of which was mainly attributable to lower recurring revenues on assets under management. Operating costs were down by about **4%** due in part to the impact of specific containment measures; the **cost-income ratio** rose from about **54%** in H1 2008 to about **59%**. UniCredit Private Banking ended the half year with net profit of about €61 million.

Germany

Private Banking Germany ended H1 2009 with about €25 billion in **total financial assets**, a decrease of **2.1%** in the ordinary component (€23 billion) from the beginning of the year, and an increase of **3.5%** if compared with the figure for the previous quarter despite a net ordinary outflow of €0.7 billion for the half year, although there was a sharp reversal of the negative trend in Q2 2009 reaching nearly zero. This half-year figure was heavily affected by the significant outflow of deposits (-€0.5 billion). Moving to **operating results**, total revenues were down by about **20%** from H1 2008 with a sharp decrease in net interest income (approximately **-23%**) resulting from the decline in deposits noted above (especially time deposits), the narrowing of spreads and the lack of the (mainly extraordinary) 2008 dividends mentioned above. Net non-interest income also declined (by approximately **-19%**) due to a slowdown in commissions (approximately **-25%**) strongly affected by market volatility. Operating costs were however down by about **3%**, comprising payroll costs (down by approximately -0.6%) and other administrative expenses (approximately -5.7%). Operating profit totaled about **€35 million**, a decrease of about **42%** from H1 2008.

Austria

In Austria, **financial assets**, which totaled about €13 billion as of June 30, 2009, exhibited a stable trend (**+0.4%**) from the beginning of the year, and were up if compared with the figure as of March 31, 2009 (**+1.7%**). Growth in financial assets was driven by a positive performance effect (€0.2 billion in Q1 and €0.4 billion in Q2). There was a net outflow of **€0.2 billion** in H1 2009 due to deposit outflow (-€0.2 billion). **Operating profit** totaled **€15 million**, compared to €19 million for H1 2008, as a result of slightly lower revenue growth (approximately 8%), which was not offset by the reduction in operating costs (approximately **-2.6%**) in the area of payroll costs and other administrative expenses.

International

As of June 30, 2009 the Private Banking International business area reported **total financial assets** of about €18 billion including about €5.9 billion in ordinary assets. The latter showed an upward trend (**+4.4%** from the beginning of the year and **+5.8%** over the previous quarter) generated by a significant rise in net inflow for the half year; the ordinary component totaled **€0.4 billion**, with a major contribution from deposits (+€0.2 billion) and assets under administration (+€0.2 billion). From an **operating standpoint**, operating profit for H1 2009 was about **€18 million** compared to about €24 million as of June 30, 2008, due to the pressure on revenues (approximately **-20%**) which were negatively affected by net commissions (approximately **-13%**) and net interest income (approximately -13%). There were considerable reductions in operating costs due to cost containment measures (approximately **-15%**).

The recent passing of a measure on repatriation of capital to Italy (known as the "tax shield"), as happened in the past under similar measures, should not affect our PB International business unit significantly, but a marked benefit in terms of increased funds and therefore income is expected in Italian onshore business.

Asset Management

Introduction

The Asset Management Division operates under the Pioneer Investments brand. Pioneer is a wholly-owned subsidiary of UniCredit which is an international concern with 80 years of asset management experience.
In partnership with leading international financial institutions, the Division offers a wide range of innovative asset management solutions including mutual funds, hedge funds, assets under management, institutional portfolios and structured products.
Due to adverse market conditions in 2008 and the beginning of 2009, the Asset Management sector experienced significant negative net sales and a negative market effect on AuM. However, in the second quarter 2009 there has been a moderation of the negative sales trend, and a positive market effect.

Financial Performance

In H1 2009 the Asset Management Division's **operating profit** was €115 million, a decrease of -67.0% relative to H1 2008.

Comparing Q2 2009 with Q1 2009, operating profit showed a 28,4% decrease.

This result for H1 2009 is a consequence of negative net sales, negative market performance, lower margin asset mix with resulting lower revenues, partly compensated by lower expenses.

The contraction in average AuM from the same period of 2008 was €73 billion or 31%, and led to a reduction in net commissions (-43.6% compared to H1 2008) which was offset by reduced costs (down by 13.5%).

The lower margin asset mix resulted in lower profitability of around 7bp from H1 2008.

In Q2 2009 **operating income** totaled €159 million, a decrease of 12.2% from Q1 2009, which was mainly due to lower management commission impacted by the write off of pre-financed commissions related to customer care initiatives to retain assets in collaboration with UCG retail, as well as to costs relating to the acquisition of AMG and exchange losses.

In Q2 2009 **operating costs** fell by 2.6% from Q1, due to the net effect of a reduction in **staff cost** following down-sizing and a 4.2% increase in **other administrative expense** attributable to legal costs arising out of the so called 'Madoff case'.

Further to what has been reported in the Financial Statements at December 31, 2008, the Pioneer Investments Group has been named as a defendant in two further lawsuits by investors in the Primeo hedge fund managed by Pioneer Alternative Investment Management Limited (Dublin). These lawsuits are connected to the 'Madoff case'. Since the damages suffered by the investors were not quantified in the documentation received, it is impossible at present to estimate the potential economic risk for the Pioneer Investment Group of these lawsuits.

Q2 2009 **profit before taxes** totaled €52 million, a decrease of 23.5% from €68 million in Q1 2009.

Income Statement (€ million)

ASSET MANAGEMENT DIVISION	H1 2009	H1 2008	CHANGE %	2009 Q2	2009 Q1	2008 Q2
Operating income	340	608	- 44.1%	159	181	292
Operating costs	-225	-260	- 13.5%	-111	-114	-142
Operating profit	115	348	- 67.0%	48	67	150
Profit before tax	120	372	- 67.7%	52	68	148

Group Results for First Half 2009 (CONTINUED)

Asset Management (CONTINUED)

Significant strategic initiatives underway include: changes to the service model through the adoption of a Pioneer service model matching UCG distribution channels, i.e. the creation of a specific UCG Retail business line to serve all countries of operation (including those in the CEE region); rationalization of the classes of product marketed in Europe; reduction of geographical presence and related support costs; increasing efficiency in competence line costs.

In H1 2009 the **cost-income ratio** stood at 66.2%, an increase of 23.4% over H1 2008 caused by the deterioration in operating income.

The Division's performance was also reflected in value creation indicators: **EVA** remained positive at €66 million in H1 2009, a decrease compared to the €241 million in H1 2008 (-72.5% y/y), while **RARORAC** stood at 37.24%.

At the end of June 2009 the Asset Management Division had 2,015 **Full Time Equivalent** employees, a reduction of 150 employees from year-end 2008.

Key Ratios and Indicators

	H1		CHANGE	
ASSET MANAGEMENT DIVISION	2009	2008	AMOUNT	%
EVA (€ million)	66	241	-175	- 72.5%
Absorbed Capital (€ million)	356	463	-107	- 23.1%
RARORAC	37.24%	104.08%	-6,684bp	
ROA, bp (*)	41bp	50bp	-9bp	
Cost/Income	66.2%	42.8%	2,340bp	
Operating costs/Total Financial Assets, bp (**)	27bp	22bp	5bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

	AS AT			CHANGE ON DEC '08	
DIVISIONE ASSET MANAGEMENT	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	2,015	2,066	2,165	-150	- 6.9%

Business Areas (by product, market and Group entity)

In H1 2009 the Pioneer Group reported an overall net outflow of €11.4 billion (vs. -€9.3 billion at the end of Q1 on a like-for-like basis) with decreases that affected nearly all areas except the international area. Net outflows showed improvement, falling by 77% q/q.

Assets under management stood at €160 billion with a decrease of 3.9% from the beginning of the year, due mainly to the negative impact of the net outflow of funds (-6.8%), which was partially offset by a positive market effect (+1.8%) and the acquisition of new assets under management of €2.3 billion.

Total Financial Assets (€ billion)

ASSET MANAGEMENT DIVISION	AMOUNT AS AT 06.30.2009	AMOUNT AS AT 03.31.2009	AMOUNT AS AT 12.31.2008	CHANGE ON DEC '08 AMOUNT	CHANGE ON DEC '08 %	AMOUNT AS AT 06.30.2008	CHANGE ON JUN '08 AMOUNT	CHANGE ON JUN '08 %
Total Financial Assets	169.4	163.7	176.6	-7.2	- 4.1%	225.0	-55.6	- 24.7%
Asset under management	160.2	154.2	166.7	-6.5	- 3.9%	214.9	-54.7	- 25.5%
- Italy	*85.8*	*84.3*	*89.1*	*-3.3*	*- 3.7%*	*111.1*	*-25.3*	*- 22.8%*
- US	*29.1*	*27.8*	*29.7*	*-0.6*	*- 2.0%*	*37.2*	*-8.1*	*- 21.8%*
- International	*6.7*	*5.4*	*5.9*	*0.8*	*+ 13.6%*	*11.6*	*-4.9*	*- 42.2%*
- Germany	*20.3*	*20.3*	*24.1*	*-3.8*	*- 15.8%*	*31.8*	*-11.5*	*- 36.2%*
- CEE	*4.7*	*3.9*	*4.7*	-	-	*8.5*	*-3.8*	*- 44.7%*
- Austria	*13.6*	*12.5*	*13.2*	*0.4*	*+ 3.0%*	*14.7*	*-1.1*	*- 7.5%*
Asset under administration	9.2	9.5	9.9	-0.7	- 7.1%	10.1	-0.9	- 8.9%

AuM by distribution area (%)



2.9
7.1
12.7
4.2
53.6
18.2
Italy
USA
International
Germany
CEE
Austria

Group Results for First Half 2009 (Continued)

Asset Management (Continued)

USA

The area ended H1 2009 with a net outflow of €1 billion. Assets under management of €29.1 billion (*) were down 2.0% from the beginning of the year due to the net outflow of funds (-3.4%), the unfavorable performance of the market component (-1.0%) and the exchange rate effect (-1.3%). In addition, there was a positive impact from the acquisition of the new Regions Morgan Keegan funds of $1.5 billion.

Adjusted for Vanderbilt and the acquisition, assets under management totaled €21.5 billion ($30.4 billion), a 10% increase over the end of the previous quarter.

Italy

The Area's assets under management, which dropped to €85.8 billion, decreased by 3.7% from the beginning of the year, mainly due to a net outflow of -€6.0 billion (including -€4.3 billion in the first quarter). The market component was a positive €2.6 billion.

During H1 2009 period, there was a net outflow in all areas except Traditional Insurance (+€3.1 billion). There was a net outflow in distribution channels, especially the Retail (-€4.2 billion), the Wholesale (-€1.3 billion) and Institutional (-€350 million) channels. The market share of Pioneer Investments rose from 14.97% in Q1 2009 to 15.20% in Q2 2009.

Germany

The German Area ended the half year with a net outflow of €2.9 billion (-€1.8 billion in Q1 2009), mainly in the Institutional channel.

Assets under management of €20.3 billion were down by 15.8% from the beginning of the year due to a net outflow of funds (-12.2%) and market performance (-3.2%).

In addition to assets under management, the Area also has assets under administration of €3.2 billion (€3.9 billion at the beginning of the year).

International

The International Area reported a net inflow of €300 million due to a positive trend in Q2 2009 (+€900 million) that more than offset the net outflow in the previous quarter (-€600 million).

Positive results were primarily achieved in Asia (€260 million, of which +€566 million in India and -€295 million in Japan), Spain (€217 million) and France (€142 million).

Thus, assets under management (€6.7 billion) were 13,6% higher than the amount at the beginning of the year due in part to a positive market effect (+9.5%).

CEE

The CEE Area ended the period with a net outflow of €200 million, which, for the most part, was concentrated in Poland (-€147 million) where Pioneer Pekao was still able to solidify its leadership position among asset management firms with a market share of 16.48%. There was a net inflow in Hungary (+€57 million).

Assets under management of €4.7 billion were in line with the beginning of the year, due to the negative impact from the net outflow of funds (-3.4%) which was offset by a positive market effect (+2.4%).

Austria

In H1 2009 the Austria Area reported a net outflow totaling €1.6 billion (including €1.3 billion in Q1 2009).

Total assets under management of €13.6 billion rose by 3% over the beginning of the year due to the contribution of new funds under management acquired by AMG (€1.2 billion) and the positive market effect (+5.8%), which were partially offset by the negative impact from the net outflow of funds (-12.4%).

In addition to assets under management, the Area also has assets under administration totaling €5.9 billion.

Alternative Investments

For the period, the Alternative Investments Area reported a net outflow of €1.2 billion.

The deposit and AuM figures are already included in the figures for the various business areas.

Nearly all fund families reported outflows with the exception of PAI Single Strategy (+€25 million).

With regard to hedge funds, assets totaled €2.6 billion, a decline of 25.2% from the beginning of the year due to a net outflow of funds (-35.2%), which was only partially offset by a positive market effect (+10.0%).

(*) US legal AuM equal to $50.3 billion.

Markets & Investment Banking

Solid recovery in results

Following initial positive signs in the first quarter of 2009, the second quarter showed a continuation of this positive trend coupled with a credit market recovery.

A significant resurgence in global equity markets during Q2 from March lows encouraged record levels of follow-on issuance, as US banks rushed to raise capital to repay TARP[1] funds and strengthen their balance sheets. The re-equitisation theme fed through to the corporate sector but has not led to a significant revival in IPO activity as yet.

Global debt markets remained strong as corporate and sovereign bond issuance continued unabated at the record pace seen in the first quarter. The market for asset-backed and mortgage-backed securities, including collateralized debt obligations, registered a significant decline over 2008 volume, while high-yield corporate bond issuance picked up on the back of increased investor appetite for risk.

As a result of the positive development in both the debt and equity markets in the first and particularly the second quarter as well as the favourable yield curve environment during the period, global investment banking revenues for H1 2009 were significantly up over the same period of 2008.

The MIB Division with its effective multi-local capital markets, advisory and trading platform as a gateway to financial markets, also benefited from the current market environment and the solid start in the year 2009 continued in the second quarter as well. The objectives of giving priority to customer driven business and offering a complete range of services for customers was already emphasized during the reorganization process started in 2008 and started to pay off in the first half of 2009.

The next step, the imminent consolidation of Corporate and Investment Banking activities within the UniCredit Group, will lead to further increasing value for clients and shareholders by fully leveraging our regional footprint and product competences.

Financial Performance

The MIB Division succeeded in generating revenues of €1,166 million in Q2 2009, after €634 million in the previous quarter (+84%), exceeding also Q2 2008 by 59% or €431 million.

This led to total revenues of €1,800 million for the first half of 2009, an increase of €1,444 million versus the same period in the previous year.

Under an **economic view**, these revenues originated from the **Markets** area with €1,768 million and the **Investment Banking** area with €246 million.

Reported total **operating costs** in H1 2009 of €600 million represented a 9% (or €60 million) reduction compared to the same period last year. This reduction was driven by a further decline in **payroll costs**, which were reduced y/y by €52 million or 18%, to a total of €237 million. The decline resulted mainly from decreased fixed compensation expense following the Division's reorganization.

The combination of sound revenue base and reduced costs in H1 2009 led to an **operating profit** - total revenues less total costs - of €1,200 million. Compared to the previous year's negative €304 million, this represents a €1.5 billion positive swing in operating profit.

Net write-downs on loans amounted to €312 million in the second quarter of 2009, a substantial increase compared with €95 million seen in the first quarter of 2009. Total amount for the first half of 2009 was €407 million.

In H1 2009, **restructuring costs** amounted to €189 million and **net profits on investments** are €-45 million.

1. The Troubled Asset Relief Program (TARP) is a program of the United States government to purchase assets and equity from financial institutions in order to strengthen its financial sector. It is the largest component of the government's measures in 2008 to address the subprime mortgage crisis.

Group Results for First Half 2009 (CONTINUED)

Markets & Investment Banking

The MIB Division reported a **pre-tax profit** of €379 million in Q2 2009 compared to €169 million in Q1 2009, an increase of €208 million or 124%.

The figure for the first half of 2009 amounted to €548 million, a positive swing of €843 million in comparison with the negative H1 2008 result.

The Division contributed an **Economic Value Added** (EVA) to the Group of €289 million in Q2 2009 and €334 million in 1H 2009.

Income Statement (€ million)

MIB DIVISION	H1 2009	H1 2008	CHANGE %	2009 Q2	2009 Q1	2008 Q2
Operating income	1,800	356	n.s.	1,166	634	735
o.w.:						
trading revenues	*100*	*-645*	*- 115.5%*	*392*	*-292*	*221*
non-trading revenues	*1,700*	*1,001*	*+ 69.8%*	*774*	*926*	*514*
Operating costs	-600	-660	- 9.1%	-296	-304	-321
Operating profit	1,200	-304	n.s.	870	330	414
Net write-downs on loans	-407	33	n.s.	-312	-95	39
Profit before tax	548	-295	n.s.	379	169	411

Balance Sheet (€ million)

MIB DIVISION	AMOUNTS AS AT 06.30.2009	03.31.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Total RWA	65,928	72,071	71,363	-5,435	- 7.6%
RWA for Credit Risk	48,118	51,043	53,002	-4,884	- 9.2%

Key Ratios and Indicators

MIB DIVISION	H1 2009	H1 2008	CHANGE AMOUNT	%
EVA (€ million)	334	-441	775	- 175.7%
Absorbed Capital (€ million)	4,791	4,668	123	+ 2.6%
RARORAC	13.94%	-18.89%	3,283bp	
Operating Income/RWA (avg)	5.12%	0.96%	416bp	
Cost/Income	33.3%	n.s.	n.s.	
Cost of Risk	1.68%	-0.20%	188bp	

Staff Numbers

MIB DIVISION	AS AT 06.30.2009	03.31.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Full Time Equivalent 100%	2,975	3,098	3,201	-226	- 7.1%
Full Time Equivalent proportional	2,954	3,076	3,201	-247	- 7.7%

Operating income (economic view[1]) (€ million)

MIB DIVISION	H1 2009	H1 2008	CHANGE %	2009 Q2	2009 Q1	2008 Q2
Markets	1,768	-22	n.s.	1,288	480	475
Investment Banking	246	308	- 20.0%	74	172	182
MIB Others	-75	-28	+ 171.5%	-63	-13	-56
Total MIB	1,939	258	n.s.	1,300	640	601

1. Figures in this table do not correspond to accounting data.

Business Lines

Markets

The main business lines within Markets are Rates & FX, Equities, Capital Markets and Credit Markets. The area contributed revenues of €1,768 million to the divisional result in the first half of 2009, whereas Q2 revenues were €1,288 million. Revenue generation was pre-dominantly driven by the business line Rates & FX and a swing in credit-related businesses.

Rates and FX

The business line continued the strong start in the first quarter with record H1 2009 revenues generated by Interest Rate Management. Steeper curves in the long end and normalization of the short end, with Libor/OIS spreads returning to pre-Lehman levels, sustained a profitable trading and funding environment. The tightening of credit spreads also supported the EEMEA markets and global Euro business. FX and Derivate activities also benefited from increased volatility in H1. The overall performance of Rates & FX continued to be very strong with a revenue contribution of €634 million in H1 2009, of which €490 million were contributed in Q2 2009.

Capital Markets

DCM: the first six months of 2009 and especially the second quarter were one of the most active periods for DCM business in recent years. Key drivers were, among others, the significant funding needs of the public sector, the large capital markets funding needs of multinational and SME corporates, the May announcement of the ECB introducing a "Covered Bond Purchase Program" and the resulting massive pick-up of issuance activities in this segment. Furthermore there was a general change of sentiment towards credit, especially in the second quarter with credit spreads tightening and investors pricing in an economic recovery. As a result, DCM achieved a record level of revenue generation in the first six months of 2009.

ECM: activity continued to be driven by rights issues, with the pace of activity seen in the first quarter continuing in the second,and deals spreading from UK financials to other sectors and countries. Especially in Italy ECM saw a pick-up in activities with utility companies Enel and Snam Rete Gas, launching the third and fifth largest EMEA rights issue in H1 2009. UniCredit was involved in both transactions in a senior syndicate role. As a result of the improved market sentiment and the continuing decrease in volatility levels, equity markets also opened for accelerated placements again, both on the equity as well as the equity linked side.

Capital Markets Solutions, covering the three business areas debt solutions, strategic equity solutions and principal solutions & investments, achieved a solid performance in an active second quarter. A number of investments and strategic transactions were executed in Q2 2009..

Overall, the Capital Markets business line managed to contribute revenues of €121 million in Q2 2009 and €235 million in H1 2009.

Equities

Although markets were difficult and customers remained very cautious, Q2 2009 clearly out-performed the results of the first three months and delivered a solid performance. A key factor in managing the volatile market was the focus on risk management based on experienced traders and sophisticated systems. In the area of structured retail and private banking products the business line was able to sell a higher volume than last year with less complex and capital protected products. Large flows in ETFs were seen; dividend levels have rallied and confirmed UniCredit's No. 1 position as ETF market Maker (Risk Magazine). Cash Equity, which was active exclusively in client-driven business, was however still impacted by low volumes in the markets during Q2.

In total, the Equities business line generated revenues of €246 million in the first half of 2009 of which €134 million were contributed in Q2 2009.

Credit Markets

The second quarter of 2009 saw a continuing rally across the global credit markets driven by returning investor demand and government asset purchase and funding programs. These market conditions were reflected in strong trading results for the quarter and built on a good first quarter. Structured Credit continues to expand its successful retail distribution of credit-linked notes in Italy and Germany. Credit Markets, including both "Flow Credit Trading" and "ABS Market-Making" continued to focus on lower risk "crossing transactions" between investor clients and to generate attractive trading results while retaining relatively low risk within the trading books.

A new business unit focusing on distressed assets, became active in the second quarter of 2009 and contributed revenues of €73 million in H1 2009 by selling distressed assets as part of the ongoing focus on de-risking and to de-levering.

Total credit-related business, including Credit, the discontinued Relative Value Arbitrage, simplified Active Credit Portfolio Management, ring-fenced ABS portfolio and Management Attention portfolio, generated revenues of €653 million in the first half of 2009, whereas the second quarter contributed €543 million.

Group Results for First Half 2009 (Continued)

Markets & Investment Banking (Continued)

Global Distribution

Global Distribution delivered a very solid performance with the Fixed Income Structured business being the main revenue driver. While the Institutional business saw a strong increase of 15%, the retail franchise still suffered from the impact of the Lehman default. About 70% of the business came from the defined core regions: Germany, Italy and Austria.

Investment Banking

The main business lines within Investment Banking are Financing, Financial Institutions Group, the Regional Investment Banking units and Principal Investments. The Investment Banking area contributed revenues of €246 million to the divisional result in the first half of 2009, of which €74 million in Q2 2009, a €98 million reduction in revenue compared with Q1 2009. This decrease in revenues was mainly driven by the value corrections of some Private Equity Funds in the business line Principal Investments.

Financing

The Business line was still affected by the economic crisis, with a significant number of originators actively involved with restructuring situations. Nevertheless deal-flow was seen slowly picking up with several mandates in the area of Corporate Solutions & Project Finance and is expected to improve continuously throughout the second half of 2009.

The Financing business line contributed revenues of €141 million in Q2 2009, a slight reduction of €4 million compared to Q1 2009, resulting in total revenues of €286 million for the first half of 2009.

Financial Institutions Group (FIG)

The markets experienced signs of easing risk aversion and credit spread tightening due to several positive economic indicators in Q2 2009 and there was therefore a slight enhancement of refinancing for banks. Market development was focused on balance sheet repair solutions for financial institutions in order to enhance core capital. Subordinated debt markets remained virtually closed. M&A was slow in spite of a number of divestments by large financial institutions to unlock capital.

The FIG business line managed to generate revenues of €13 million in the second quarter of 2009. Total revenues for the first half of 2009 were €38 million, up €6 million or 19% compared to H1 2008.

Regional Investment Banking units

With a revenue contribution of €3 million in the second quarter and €12 million for H1 2009, the Regional Investment Banking units were again able to contribute solid revenues.

Due to a shift of customer coverage from Regional IBs towards the Corporates Division, the business line shows almost only M&A revenues.

The good start in the year 2009 continued in Q2 2009 with several high profile DCM transactions, large transactions with high-grade customers as well as substantial margin increase. On top of that restructuring situations offered substantial potential for the bank, whereas customers' liquidity problems further intensified and a series of insolvencies started.

CEE (Central Eastern Europe) was still showing great potential for MIB business despite the fact that market conditions remained difficult and some economies in the region were under strong pressure, but investor confidence and commitment to the region seemed to have bottomed out and is slowly coming back.

Principal Investments

Principal Investments bundles the Group's investment activities in alternative assets, particularly Private Equity and Hedge Funds. After several strong years the business is affected by the financial crisis in 2009. The business model in general, however, is still intact with some further exits expected during H2 2009.

The business line generated negative revenues of €89 million in the second quarter of 2009 due to write-downs of some Private Equity Funds. In the wake of current challenges several initiatives have been tackled with a view to reducing costs and fostering efficiencies across the business areas.

Well recognized by the markets - proved by a number of awards

UniCredit Group's Markets & Investment Banking won awards for excellence from international magazines and institutions, including amongst others Institutional Investor, emeafinance, Warsaw Stock Exchange and AQ Research.

Financing

- Deal Of The Year 2008 Award - for Pre-Export Finance Facility in favour of NLMK, Russia (awarded to UniCredit; GTR and Trade Finance Magazine)
- Deal Of The Year 2008 Award - for Pre-Export Finance Facility in favour of Metalloinvest, Russia (awarded to UniCredit; GTR, Trade & Forfaiting Review and Trade Finance Magazine)
- Deal of the Year 2008 Award - for Pre-Export Finance Facility in favour of KERNEL TRADE LLC, Ukraine (awarded to UniCredit; Trade Finance Magazine)
- Deal Of The Year 2008 Award - for Pre-Export Finance Facility in favour of OJSC MCC Eurochem, Russia (awarded to UniCredit; Global Trade Review)
- Sustainability Award - for St Nikola Wind Farm ("2008 Achievement Award" - awarded to UniCredit; emeafinance)
- Sustainability Award - for St Nikola Wind Farm ("2008 Project Finance Award" - awarded to UniCredit; emeafinance)

Investment Banking Eastern Europe (Selection)

- Best Investment Bank in Poland ("2008 CEE & CIS Banking Award" - awarded to UniCredit CAIB Poland; emeafinance)
- Best IPO Deal in CEE ("2008 Achievement Award" - awarded to UniCredit; emeafinance)
- Best EMEA M&A Deal ("2008 Achievement Award" - awarded to UniCredit; emeafinance)
- Warsaw Stock Exchange Award for the largest number of new companies listed on the WSE (awarded to UniCredit CAIB Poland; Warsaw Stock Exchange)
- Warsaw Stock Exchange Award for the biggest total volume of IPOs (awarded to UniCredit CAIB Poland; Warsaw Stock Exchange)
- Warsaw Stock Exchange Award for the highest value of new issues of listed companies (awarded to UniCredit CAIB Poland; Warsaw Stock Exchange)

Structured Equity and Commodity Products

- #1 "Certificate House of the Year" (Audience Award; awarded to UniCredit; Certificate Award Austria)
- #3 "Certificate of the Year" (awarded to UniCredit; Certificate Award Austria)
- #3 "Austrian Product of the Year" (awarded to UniCredit; Certificate Award Austria)

Research

- Multiple Awards in the Euromoney Credit Research Poll/Fixed Income Investors Survey
  - Credit Research Teams
    - #1 Emerging Market Sovereigns
    - #2 Sovereigns
    - #2 Autos
    - #2 Supranational & Agencies
    - #3 General Industries
  - Fixed Income Investors Survey
    - #4 Overall Trade ideas
    - #6 Overall Credit strategy

- Multiple Awards in the Institutional Investor 2009 All-EMEA Client Survey (awarded to UniCredit; Institutional Investor)
  - # 1 CE3 Markets
  - # 2 EMEA Utilities
  - # 3 Russia
  - # 3 EMEA Strategy
  - # 3 EMEA Macro
  - # 3 EMEA Metals & Mining
  - # 3 EMEA Oil & Gas
  - EMEA Banks Runner-up position
  - EMEA Telecommunications Runner-up position
  - EMEA Chemicals Runner-up position
- Overall Winner for the six most accurate company forecasts in the Austrian region (awarded to UnICredit; AQ Research)
- # 2 Earnings Estimator For Austrian Stocks (awarded to UniCredit; StarMine).

Group Results for First Half 2009 (CONTINUED)

CEE and Poland's Markets Area

In H1 2009 the economic environment in Central Eastern Europe (CEE) remained difficult, with GDP showing negative growth rates in almost all countries in the region. Following a tough first half of 2009, it is expected that the most severe period of rebalancing will have been reached, seeing that there are positive indicators such as much lower current account deficits in most countries.

Our CEE subsidiaries continued to generate positive results throughout the region despite difficult economic conditions and remained an important profit contributor of the Group. The Group continued to focus on credit risk management, close monitoring of the liquidity position in all countries, generation of deposits to boost liquidity and further cost reductions. UniCredit Group reaffirmed its long-term commitment to the CEE region.

UniCredit Group's presence in the CEE region comprises banking operations with almost 4,000 branches in 18 countries and representative offices in three more. It is the clear market leader in a region with almost 400 million inhabitants, based on its unique combination of a strong local base and the know-how concentrated in the Group's product factories. UniCredit Group is committed to maintaining customer satisfaction at high levels by striving for sustainability in customer relationships and thus that of its business.

Central Eastern Europe (CEE)

Financial Performance

Following an excellent performance in 2008, the CEE Division generally maintained its strong momentum in H1 2009 despite the world-wide market turbulence. While economic conditions in the various countries differ widely, the Central Eastern Europe (CEE) Division was generally still characterized by healthy growth. Business volume and results continued to develop steadily over previous quarters. Cost efficiency has been kept at a high level and risk provisions, while increasing substantially, have remained within our current expectations.

Income Statement (€ million)

CEE DIVISION	H1 2009	H1 2008	CHANGE % ON H1 '08 ACTUAL	CHANGE % ON H1 '08 NORMALIZED[1]	2009 Q2	2009 Q1	2008 Q2
Operating income	2,401	2,143	+ 12.0%	+ 26.3%	1,205	1,196	1,124
Operating costs	-954	-1,052	- 9.3%	+ 0.5%	-478	-476	-540
Operating profit	1,447	1,091	+ 32.6%	+ 51.0%	727	720	584
Net write-downs on loans	-713	-199	+ 258.3%	+ 319.4%	-381	-332	-96
Profit before tax	721	929	- 22.4%	- 13.4%	335	386	508
Profit (Loss) for the period	593	745	- 20.4%	- 11.3%	284	309	419

1. At constant exchange rates and perimeter.

In H1 2009 the CEE Division of UniCredit Group achieved an **operating profit** of €1,447 million, outpacing the respective H1 2008 results by 32,6% (+51,0% at constant exchange rates). **Total operating income** reached €2,401 million in H1 2009, outperforming the period in 2008 by 26,3% at constant rates. The growth was driven by **net interest income** which increased by 16% at constant rates, to €1,497 million, despite the increase of refinancing costs characterizing the current financial environment. **Net fee & commission income** grew by 7% at constant rates to €516 million. Trends in the various countries differed according to the relative importance of the generally weak securities and new issue business; commercial

services such as cash management and loan commissions developed favorably. There was a particularly strong rise in Turkey, where Yapı Kredi Bank is the undisputed and innovative market leader in commercial services including credit card business, foreign trade financing, leasing and factoring. Given the current market situation with its high volatility in FX and interest rates, the **trading result** showed particularly strong growth in H1 2009, increasing by almost five times over the result of H1 2008 to €361 million, thus now accounting for 15% of the total operating income in H1 2009.

The market-driven relative slowdown in business and revenue growth compared to earlier half-years was very quickly and effectively counterbalanced by strict cost management: **operating costs** of €954 million in H1 2009 therefore remained stable at constant rates (+0.5%) and were reduced by 9.3% at current rates versus H1 2008 even though they now reflect the full effect of the branch expansion program implemented in 2008. The increase at constant rates was driven by depreciation, while both **payroll costs** and other **administrative expenses** actually decreased by more than 1% each. Overall cost efficiency thus further improved substantially as see in the **cost-income ratio** of only 39.7% for the first six months of 2009, compared to the 49.1% reported for H1 2008.

Reflecting the adverse market conditions and, as a consequence, also an even more prudent provisioning policy, **risk provisions** had to be substantially increased in H1 2009, to €713 million, more than three times the amount booked in the same period of 2008. The **cost of risk ratio** (in percent of the average loan volume) thus increased to 2.34%, up from 0.72% in the comparable half of 2008.

Due to this rise in risk provisions, and including the effect of lower **profit and loss on investments** compared to H1 2008 (which included i.a. the proceeds from the sale of a subsidiary in the Czech Republic), the CEE Division's **consolidated profit** of €593 million for H1 2009 was 11,3% below the prior year's result at constant rates. Combined with the effect of lower exchange rates in most of the CEE countries with respect to June 2008, the division's net profit fell by 20,4% at current rates versus H1 2008.

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
CEE DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Total Loans	71,632	72,504	74,872	-3,240	- 4.3%
o.w. with customers	*59,997*	*60,947*	*62,145*	*-2,148*	*- 3.5%*
Customer deposits (incl. Securities in issue)	49,938	48,407	50,100	-162	- 0.3%
Total RWA	72,030	75,118	76,073	-4,043	- 5.3%
RWA for Credit Risk	63,495	65,399	66,953	-3,458	- 5.2%

Key Ratios and Indicators

	H1		CHANGE	
CEE DIVISION	2009	2008	AMOUNT	%
EVA (€ million)	233	345	-112	- 32.5%
Absorbed Capital (€ million)	6,789	6,443	346	+ 5.4%
RARORAC	6.86%	10.71%	-385bp	
Operating Income/RWA (avg)	6.44%	5.90%	54bp	
Cost/Income	39.7%	49.1%	-940bp	
Cost of Risk	2.34%	0.72%	162bp	
Tax rate	17.8%	19.8%	-200bp	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
CEE DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent (KFS group 100%)	53,547	55,046	56,066	-2,519	- 4.5%
Full Time Equivalent (KFS Group proportional)	43,507	44,913	45,884	-2,377	- 5.2%

Group Results for First Half 2009 (Continued)

Central Eastern Europe (CEE) (Continued)

Business Lines (by country/activity)

Further to the **Corporate** and **Retail** surveys completed at the end of 2008, CEE Division banks have launched several action plans focused on the improvements of current customer satisfaction levels. The main targets are to achieve a stronger relationship between the client and his advisor, together with offering products and services even more tailored to clients' needs. Other major efforts are addressed to increasing satisfaction with electronic banking services, time-to-response for loan applications and increasing efficiency in complaints management.

Retail Banking

In H1 2009, Retail focused its efforts on improving the efficiency and effectiveness of its CEE Network, after the extensive branch opening plan of the previous months. After a thorough analysis in the divisionalized countries (Croatia, Hungary, Czech Republic, Russia, Romania and Bulgaria), exploring the current commercial and operational set up, the action plans were defined and brought to implementation, leading to fine tuning of branch formats, improvement of service models and streamlining of the network structure.

Given the current market circumstances, and to strengthen the relationship with our clients, two parallel initiatives have been launched, viz.: we have further improved the value proposition on the deposit side, acquiring a significant market share of inflows in the first months of the year, and launched a proactive campaign of lending advisory and restructuring towards our customers.

Client-centricity has remained the core element in the service model of key retail segments: Mass Market, Affluent and Small Business. The Small Business Partnership Program, launched in 2007 to put in place an optimal service model, tailored products and a campaign mix towards specific client clusters, already implemented in Bulgaria, Romania and Poland, is to be put in place in Croatia, Hungary, Czech Republic and Slovakia as well. In addition, the upgrade of the Affluent Business Operating model was designed (Turkey implemented and Romania ongoing). The clear target is to manage the segment with a "client need based approach" as well as to develop a proper portfolio management. In addition there is the further aim of identifying and accompanying the potential Affluent Clients for long-term business relationship development in selected countries.

Corporate Banking

In H1 2009 Corporate Banking continued developing plans to monitor usage of credit lines and optimize risk-weighted assets (RWA). Not only were the programs launched in 2008 completed, but also specific tools to monitor the main components of Corporate RWAs as well as credit lines were developed. As a result of this, savings in RWA generation, and consequently in capital absorption, were achieved. If constant monitoring produced warning signals, proper initiatives were addressed at local or central level to optimize credit line utilization.

In H1 2009 Corporate Banking, in cooperation with Risk Management, completed a specific program to assist clients to assess their liquidity needs in the near future. In fact, local CEE banks reviewed the financial liquidity outlook of all the largest corporate customers in good standing. Where the review indicated a possible future challenge to liquidity and consequently financial stability, local banks carried out a tailor-made action plan to help clients to face the difficult environment.

The need to increase the intensity and the scope of risk monitoring in the current economic situation in CEE was promptly recognized by Corporate Banking and Risk Management. In spring 2009 Corporate Banking and Risk Management jointly started initiatives for proactive management of existing corporate loan exposures in CEE countries. The aim

of these initiatives is to enhance the credit risk monitoring process by timely recognition of potentially risky exposures and by implementing actions to manage potential credit risk thus preserving the quality of the CEE bank's loan portfolio.

After the introduction of the Global Transaction Banking (GTB) product line across the CEE Division in 2008, results in H1 2009 were positive; integration of local Corporate Banking units and GTB units is increasing, thus delivering a better service and a wider product range to our customers. With regard to the Leasing product line, in the first six months of 2009 business flows were almost in line with the same period of 2008, as local Corporate Banking units have been able to leverage the new cooperation agreements put in place last year with UniCredit Group's local leasing companies, thus counterbalancing the current market trend. Further synergies in bank-leasing cooperation are planned for H2 2009.

With regard to MIB (Markets and Investment Banking) business, since January the process for the integration of such activities into Corporate Banking has been carried on across CEE countries, and will continue in the second half of the year. Cost reductions and wider synergies are the main targets. A special program was launched in spring with the aim of collecting additional deposit volumes across CEE countries; at the end of June, positive results were achieved with a major improvement of Corporate Banking liquidity, supporting the development of lending business and reducing the needs of intra-group funding.

GBS had a focus on the ongoing efforts to integrate Ukrsotsbank in Ukraine and ATF Bank in Kazakhstan into UniCredit Group. The Macro Regions project in Ukrsotsbank aiming at transforming the branch network and introducing a new target model based on a divisionalized front office with centralised support functions has been completed successfully. The previously existing 27 regions in Ukrsotsbank were transformed and reduced to 7 Macro Regions thus introducing significant synergies in the GBS area. The FlexCube core IT banking system implementation project for Ukrsotsbank continued at full speed in H1 to meet the deadlines - first Macro Region live with the new system in Q1 2010. In Kazakhstan a new core IT banking system was successfully implemented in the Head Office and Almaty branch and the related roll-out in the remaining branches is currently ongoing according to plan. Projects for integrating the ATF Bank subsidiaries' ATF Bank Kyrgyzstan and Bank Sibir towards the Group model have been launched in order to ensure compliance with the UniCredit requirements.

Further GBS projects included efficiency programs in the real estate area (optimization of bank-use areas with the aim of reducing areas to realize cost optimization of premises used in the business, analysis of non-bank used areas with regard to possible disposals, reduction of real estate maintenance costs, targeting the opportunity to outsource services where possible to a global provider, renegotiation of existing rental contracts) and regarding back office activities, including ongoing activities within CEE to reduce back office processing costs and to ensure operating structures for sustainable savings).

Turkey

Yapı Kredi (YKB) is the fourth largest private bank in Turkey. Through a customer-centric strategy and segment-based service model, YKB delivers a comprehensive array of retail (including credit cards and SME), corporate, commercial and private banking products and services. With 907 branches, YKB has the fourth largest branch network in Turkey and a market share of 9.5%.

In light of the operating environment, YKB maintained its conservative risk approach and focus on profitability through continued implementation of the cost containment and asset quality measures it had started in 2008, as well as focusing on maintaining adequate levels of capitalization and liquidity.

In H1 2009 Yapı Kredi recorded a strong performance driven by positive net interest income evolution and strong cost control. The aggressive rate cuts by the CBRT and timely repricing by YKB led to a widening in the net interest margin at YKB to 5.6% (vs 4.7% in H1 2008), especially driven by the sharp reduction in Turkish Lira deposit costs. Despite flat lending volumes, fee and commission income remained resilient with 16.3% y/y growth, driven by the repricing effect. As a result, revenue growth of 38% y/y was recorded in H1. Costs declined 3% y/y (+4% y/y if normalised to exclude one-off pension fund expense in 1H08) driven by a strict focus and continued implementation of a set of measures. The Cost/Income ratio was at 35.2% in H1.

In H1 2009 YKB maintained its strong position in terms of capitalization, liquidity, and funding. In April Yapı Kredi successfully secured a new syndication of ~USD410 million and maintained a comfortable

Group Results for First Half 2009 (Continued)

Central Eastern Europe (CEE) (Continued)

funding position with a loans to deposits ratio of 91% (vs 88% at YE 2008) on a consolidated basis.
In lending, driven by macroeconomic recession and uncertainty leading to lack of demand by consumers and selective lending so as to limit any increase in cost of risk, Yapı Kredi's loan book recorded a decline of 2% ytd in H1 2009. Yapı Kredi recorded a slight decline in deposits in H1 (-5% ytd) driven by the release of costly Turkish Lira deposits on the back of reduced liquidity pressure. In Q2, with some stabilisation in macro conditions, there was a slight pick-up in Turkish Lira retail lending activity driven primarily by mortgages and general purpose loans. Driven by the pickup in Turkish Lira loan growth, Turkish Lira deposits also recorded an increase (2% q/q).

Parallel to the sector trends, asset quality deterioration which accelerated in Q4 2008 and Q1 continued albeit at a slower pace in 2Q09. The NPL ratio, which was 5.3% in Q1 2009, increased to 5.7% in H1 2009. The deterioration was driven by credit cards, SME and consumer loans while corporate and commercial segments remained quite stable. Yapı Kredi took proactive measures in credit risk management including an NPL portfolio sale and credit infrastructure improvements. Specific provisioning coverage was increased to 69% (+10 pps vs Q1).Yapı Kredi launched a new SME scoring system in June allowing the Bank to better identify risky clients and improve service quality.

Individual and SME segments recorded a 24% y/y revenue growth driven by positive net interest income evolution due to rate cuts by the Central Bank. Retail banking contributes 26% of the Bank's total revenues and 36% of total customer business. YKB recorded a slight increase in consumer loans in H1, despite the low level of demand in the sector, driven by mortgages (+10.% ytd).

Credit cards, one of the key pillars of Yapı Kredi's retail strategy, recorded 38% y/y growth in revenues in H1. The new credit card 'Adios', which YKB launched in Q1, reached 100,000 cardholders in just 3 months. As of H1, credit cards contribute 22% of the bank's total revenues and 8% of total customer business. In 2Q09, Yapı Kredi's credit card brand "World" became the seventh largest credit card platform in Europe according to the 2009 Nilson Report. In February 2009, The *Banker* also named "World" as 10th in the worldwide brand value rankings for 2008.

In the commercial and corporate banking segments, Yapı Kredi maintained its conservative approach and focus on profitability in H1. In terms of volumes, loans contracted by 7% in H1, driven mainly by Turkish Lira commercial loans (-13% ytd). In terms of revenues, the commercial and corporate segment recorded an increase of 37% y/y driven by significant upward repricing of cash and non-cash lending since Q1. The Bank maintains its focus on strengthening its structured sales approach with client visits and product penetration targets. Commercial and corporate banking contributes 21% of the Bank's total revenues and 39% of total customer business.

Russia

Throughout H1 2009 the Russian economy showed signs of continued deterioration. Intensified weakness of investment demand has set the pace as investment fell 23.1% y/y in May, down from the 15% y/y drop in Q1 2009, accompanied by a steep decline of industrial production. Retail sales intensified their decline to 5.6% y/y in May. Overall, Q1 2009 real GDP fell 9.8% y/y, whereas continued worsening of key economic variables in April-May suggests that real decline of Q2 2009 GDP is likely to be even greater. Despite such dire H1 results, economic conditions are likely to improve in H2 2009, mostly on the expected stabilization of investment demand due to continued easing of monetary policy. Additionally, the economy is set to receive a major part of a massive anti-crisis fiscal package enacted in April-May. Inflation has slowed from the peak of 14% y/y in March to less than 12% y/y in June. Moreover, the rebound of global oil prices and expectations of quick economic recovery, gave a substantial boost to the Russian rouble.

During the economic turmoil the Central Bank of Russia plays a crucial role in financing the gap between total loans and total deposits in the Russian banking sector. Although money market rates dropped, interbank lending stagnated and customer lending continued to decrease. Total loans fell by 2.4% during February-April 2009. Credit quality significantly deteriorated and led to considerable growth in delinquency rates and loan loss reserves. The share of overdue loans in the total credit portfolio of the banking sector increased from 2.3% in January 2009 to 3.6% in May 2009. Loan loss reserves increased sharply by 37% in the first four months.

ZAO UniCredit Bank is one of Russia's top universal banks. Its conservative risk and liquidity policy ensures the bank's reliable financial standing even in market turmoil. With total assets of €11.6 billion ZAO

UniCredit Bank is the largest foreign and the 7th largest bank in Russia by total assets. The bank currently maintains a countrywide network of 113 outlets including a representative office in Minsk, Belarus, and serves more than 660,000 individual and SME clients and about 4,300 corporate clients with its comprehensive banking products and services.

In the first six months of 2009 the bank achieved a gross operating profit of €216 million which at constant exchange rates exceeds by 53% the result for the same period last year. The good performance stems primarily from comparably increased business volumes following the expanded regional coverage as well as from continuous efficiency improvements. In spite of the financial turmoil on the markets, UniCredit Bank continued its regional expansion in Moscow and other regions. Within the first six months of 2009 new offices were opened in Perm, Ufa, Liptesk, Miass, Taganrog, Rostov-on-Don, Volgograd, Sochi, Krasnojarsk, Tyumen as well as ten new outlets in Moscow and five in St. Petersburg. Since H1 2008 the network increased by 33 outlets to the current 113. The number of staff increased in the same period by 13% to 3,693 employees.

H1 revenues of €318 million were higher by 36% y/y (at constant exchange rates). The increase results from sustained flows of interest income and commissions as well as strong trading gains.

Total assets of €11.6 billion were by 17.4% higher compared to H1 2008. Supported by both retail and corporate loans, gross loan volume rose by 8.7% over H1 2008 to €8.5 billion and deposits increased in the same period by 13.4% to €6.5 billion.

Following the prudent risk policy total assets decreased during the first half year 2009 by 14.2% while deposits increased during this period by 14.5%.

Corporate banking remains the core business of the bank although since last autumn, when the crisis started, lending operations were gradually scaled back. Nonetheless the corporate loan portfolio of €6.5 billion is still almost 19% ahead of H1 2008. On the liability side operations increased significantly and Customer deposits grew to €5.2 billion exceeding H1 2008 by nearly 16%. During H1 the gross loan portfolio declined by 6.1%, corporate deposits however increased during this period by 16%.

In consideration of the persisting difficult economic environment, business priorities remain clearly focused on preserving core relationships with a selective industrial approach and special attention to credit risk.

Continuous development of retail banking is a key pillar of ZAO UniCredit Bank's strategy. Despite the tense situation in the retail lending market the bank successfully continued its expansion path and increased its retail presence to 93 outlets in 20 out of 88 Russian regions. Additionally the countrywide ATM network increased in H1 by another 73 units to a total of 688. The total loan portfolio as of H1 2009, primarily consisting of car loans and residential mortgages, amounted to €1.63 billion which was 5.4% higher than in H1 2008. As a consequence of the deterioration of the economic environment, lending business was severely reduced during the last three quarters, resulting in a contraction of the portfolio of almost 14% since beginning of the year.

To cope with the current market situation the bank put a strong emphasis on accelerated development of fee-based and liability side products as well as on optimization of the current business model to further improve the high standards of client service. The bank was recently recognized "Best retail bank 2008" by the magazine Financial Olymp for its dynamism and efficiency.

Other countries

In the **Czech Republic**, as a consequence of the sharp economic downturn, net write-downs on loans tripled to 1.2 billion Czech crowns. Operating Cost was reduced by 6.4%, resulting from a cost reduction program in the HR area as well as in the other cost areas. **UniCredit Bank Slovakia** saw a decline of revenues due to a shortfall in FX-fees and trading income following the introduction of the euro in Slovakia on January 1, 2009 and put a strong focus on disciplined cost and risk management to weather the current situation. Revenues in **Hungary** increased substantially due to a higher trading result while loan loss provisions grew mainly in the retail segment, four times higher than last year's provisions, reflecting the economic downturn. In **Slovenia**, UniCredit Banka focused during the first six months on deposit generation. Emphasis also lay on promoting ERGO Life Insurance and joining the public lending scheme in Slovenia.

Zagrebacka banka (ZABA) is clearly the leading bank in **Croatia** and maintains the largest market share in customer loans and deposits. Zaba Group does business

Group Results for First Half 2009 (CONTINUED)

Central Eastern Europe (CEE) (CONTINUED)

in Croatia with roughly 1.5 million clients, served by 136 branches. Increased revenues due to a higher trading result and further cost reductions in all major cost categories led to an improvement of the Cost/Income-ratio to an impressive 47.5%. Net write downs on loans increased by €24.7 million, reflecting the more unstable economic environment. In **Bosnia and Herzegovina**, the Group is present through UniCredit Bank d.d., Mostar and UniCredit Banjalucka banka. Together, these two banks serve 1.2 million corporate and private clients through 148 branches. In **Serbia**, the bank showed a significant growth in revenues of 15% over 2008 (net interest income increased by 23% y/y and fee income by 17%). With the risk situation worsening - but within expectations - the bank is in a position to match last year's result, which was the best year in the history of the bank.

Despite the impact of the economic crisis in **Romania**, UniCredit Tiriac's revenues developed above last year's performance. Revenue growth was supported by high trading results in Q1. Despite the prudent approach to risk provisioning, local net profit was still 1.9% over H1 08 at constant rates. **UniCredit Bulbank** is recognized as the largest business partner in Corporate, Investment and Private Banking in **Bulgaria**. Regardless of the financial difficulties characterizing the global economic environment, UniCredit Bulbank achieved highly satisfactory results in H1 2009. Loan loss provisions increased but were compensated by larger business volume and optimized cost control.

Ukraine suffered from a sharp economic decline in H1. Within this environment and due to tightened risk management rules, loan volume contracted by 10%. Gross operating profit of Ukrosots Bank almost doubled against 2008 due to a strong increase in interest income and significant cost reduction, while the impact of the economic crisis required a drastic increase in loan loss provisioning to €121million in H1. In spite of the economic crisis, which heavily impacted the market in **Kazakhstan** (real GDP expected to fall by 2.3% for 2009), ATF Bank had positive revenue growth of 40.7% over H1 2008, essentially driven by an increase in net interest income (+27.8% y/y, based on loan portfolio restructuring and active re-pricing measures). A cost/income ratio of 23.9% underscores that costs are strictly under control, as y/y costs decreased by 19.0%. Risk provisions increased substantially (+86.7% y/y).

The Deposit Generation Program started in 2009 helped to substantially increase the deposit portfolio (+17.9% y/y), effectively improving ATF's Loan/Deposit ratio to 199% (-15.4pp y/y).

Poland's Markets

Introduction

The Poland's Markets Division manages the UniCredit Group's operations in Poland and UniCredit Bank Ltd. activities in Ukraine.

Bank Pekao S.A. is one of Poland's leading banks in terms of total assets (with a market share of 12.1% as of March 31, 2009), customer loans and assets under management. The bank has a nationwide network of 1,036 branches, a strong presence in all the country's major cities and Poland's biggest ATM network together with Euronet consisting of over 3,800 ATM's (and 1,891 ATMs owned by the bank are available to customers of all UCG banks free of charge), enabling the bank's customers to have fully flexible and easy access to bank channels all over the country.

Bank Pekao S.A. controls 100% of **UniCredit Bank Ltd.** in Ukraine, which has a market share slightly above 1% in terms of total assets and loans. Corporate Banking and Custody are the core businesses of UniCredit Bank, contributing about 85% of revenue. The bank has a network of 61 branches.

Financial Performance

At June 30, 2009 the Poland's Markets Division posted a YTD **profit for the period** of €264 million representing a decrease of 26.4% from H1 2008 at constant exchange rates.

The Division's YTD **operating income** totaled €780 million in H1, a decrease of 10.4% from H1 2008 at constant exchange rates.
The result composed of:

- **net interest income** of €423 million, down by -18.8% from H1 2008 at constant exchange rates, primarily due to lower market interest rates impacting asset profitability and the higher cost of deposits.
- **non-interest income** of €357 million grew by 2.1% over H1 2008 at constant exchange rates mainly thanks to higher SWAP points and other trading income.

Operating costs (including integration costs) slightly increased by 3.2% from H1 2008 (while down by 19.6% at current rates). The **cost-income ratio** stood at 53.7% in H1 2009, mainly due to pressure on revenues partially offset by the cost cutting program.

Income Statement (€ million)

POLAND'S MARKETS DIVISION	H1 2009	H1 2008	CHANGE % ON H1 '08 ACTUAL	CHANGE % ON H1 '08 AT CONSTANT FX RATE	2009 Q2	2009 Q1	2008 Q2
Operating income	780	1,122	- 30.5%	- 10.4%	406	374	580
Operating costs	-419	-521	- 19.6%	+ 3.2%	-212	-207	-276
Operating profit	361	601	- 39.9%	- 22.3%	194	167	304
Net write-downs on loans	-54	-32	+ 68.8%	+ 115.6%	-35	-19	-35
Profit before tax	327	568	- 42.4%	- 25.6%	169	158	169
Profit (Loss) for the period	264	463	- 43.0%	- 26.4%	138	126	243

Group Results for First Half 2009 (Continued)

Poland's Markets (Continued)

Key Ratios and Indicators

	H1		CHANGE	
POLAND'S MARKETS DIVISION	2009	2008	AMOUNT	%
EVA (€ million)	95	204	-109	- 53.5%
Absorbed Capital (€ million)	1,143	1,572	-429	- 27.3%
RARORAC	16.57%	25.92%	-935bp	
Operating Income/RWA (avg)	6.65%	6.96%	-31bp	
Cost/Income	53.7%	46.4%	730bp	
Cost of Risk	0.57%	0.32%	25bp	
Tax rate	19.3%	18.5%	80bp	

At the end of June 2009 the Division's **loans to customers** amounted to €18.5 billion, down by 0,7% from December 31, 2008 at constant exchange rates (decreased by 7.0 % at current FX). **Customer Deposits** (including securities in issue) amounted to €21.3 billion and increased by 1.8% at constant FX in the period (decreased by 5.0 % at current FX).

Balance Sheet (€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
POLAND'S MARKETS DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Total Loans	21,322	20,786	23,319	-1,997	- 8.6%
o.w. with customers	*18,470*	*18,444*	*19,870*	*-1,400*	*- 7.0%*
Customer deposits (incl. Securities in issue)	21,278	20,710	22,390	-1,112	- 5.0%
Total RWA	22,479	23,217	24,957	-2,478	- 9.9%
RWA for Credit Risk	18,953	19,634	21,292	-2,339	- 11.0%

At the end of June 2009, there were 20,893 **FTE employees**, a reduction of 513 FTE from December 2008, mainly driven by natural attrition in Bank Pekao S.A..

Staff Numbers

	AS AT			CHANGE ON DEC '08	
POLAND'S MARKETS DIVISION	06.30.2009	03.31.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	20,893	21,207	21,406	-513	- 2.4%

During H1 2009, **UniCredit Bank** managed to maintain positive net profit, despite the difficult market situation in Ukraine. As soon as the first signals of the deterioration of the market environment appeared, strict measures were put in place in order to even more carefully control UniCredit Bank's operations, especially in the risk management area. As in 2008 several actions in the cost management area were undertaken aimed at achieving cost savings with a focus on both HR and non-payroll expenses. In H1 there was no further expansion of the network and business activity was limited to minimize the risks.

Business Performance

Corporate Business

Bank Pekao maintained its leading position in Poland's corporate segment. As at the end of June 2009 deposit volume increased by 4.3% compared to December 31, 2008 despite the unfavorable market conditions. As Poland's business environment is affected by the global financial crisis, Corporate Banking has continued to implement its strategy to improve the effectiveness of allocated capital by focusing on more profitable lending products and further customer relations extending through cross-selling and up-selling activities. As a result, at June 30, 2009 loan volume decreased by 4.9% compared to end of December 2008.

The strong position of the bank was confirmed by some new awards received by Corporate Banking. Three banking services: Integrated Agreement, the PekaoBiznes24 - electronic banking system and Business Line - integrated customer service were honored with the title EUROPRODUCT 2009. The contest has the patronage of the Ministry of Economy and The Polish Agency for Enterprise Development.

Retail Business

Total savings in the Retail Division grew by 2.8% from the beginning of the year both in deposits (+2.8%) and mutual fund volumes (+3.1%). Deposit growth was supported by the marketing campaign for the savings account Dobry Zysk (Good Profit) at the beginning of the year and the launch of a new line-up of Eurokonto packages with a wide spectrum of accounts to suit the needs of all consumer segments. In Q2 2009 the first signs of improvement in the Mutual Funds market in Poland were observed with gross sales of Pioneer funds at a level of €110.7 million (a 175% increase q/q) and positive net sales up by +€39.7 million[2].

Total loans increased by 3.5% since the beginning of the year thanks to continuous commercial focus supported by the Easter marketing campaign of consumer loans. Successful results in sales enabled an increase in the stock of consumer loans of 11.4% since December and 7.8% q/pq. In H1 sales of mortgage loans to retail customers increased as well with strong focus on the improvement of the profitability of new production. Stock of PLN mortgages had increased by 9.2% since the beginning of the year and 4.1% q/pq.

Retail Division has successfully launched the new operational CRM - "UNISales" system. This innovative tool integrates the work environment of sales network, successfully supports relations with customers and the coordination of the sales activity of more than 10,000 employees of the Division.

2. FX rate 4.4696 PLN / EUR by National Bank of Poland, as of June 30, 2009

Further Information

Transactions for rationalizing Group operations and other corporate transactions

During H1 2009, the Group's operations were characterized primarily by the implementation of initiatives for the creation of the Group's Global Factory for common services and products; then the rationalization of the Group's operations was continued to eliminate overlapping businesses and to achieve greater synergies and cost reductions.

The Group also undertook some new initiatives aimed at external growth to consolidate and strengthen its leadership in some business sectors.

Reorganization of the Group's ICT and back office operations

During the first half, two separate projects for reorganizing the Group's Italian and foreign ICT and back office operations were completed in order to improve the coordination and efficiency of these business support areas and to achieve further economies of scale and scope.

Specifically, the goal of the projects was to implement two Global Factories for common services:
- a Global Back Office Company, which provides back office services at the Group level; UniCredit Processes & Administration (currently UniCredit Business Partner joint venture corporation "UCBP") was selected for this function;
- a Global ICT Company, which serves as sole center for ICT services for the entire Group; UniCredit Global Information Services, (currently a joint venture corporation, hereinafter "UGIS") was selected to perform this function.

Both companies will reinforce the "customer-centric" approach, which will be based on regular customer satisfaction surveys.

Global Back Office Company

In January of this year, the process of integrating in UCBP all activities carried out in the "operations" area by the Group in Austria, Czech Republic, Germany, Italy and Romania was completed. There are also plans to rationalize the operations managed in Poland in a second phase.

The goal of this integration was to create a joint operating platform for the Group's banks worldwide that will further the exchange of key expertise and professional skills. It also aimed to establish a model for action and a single approach, with a focus on better risk controls with the proper balance between cost and quality.

In December 2008, UCBP launched a capital increase totaling €131.6 million (including €129 million in additional paid-in capital), which was paid for, pursuant to para. 4 of Article. 2441 and 2343 of the Civil Code, in the amount of €50.8 million by HVB through the transfer of its "Back Office" business unit, and in the amount of €80.8 million by UniCredit Bank Austria through the transfer of its 100% stake in Administration Services GmbH and Banking Transaction Services s.r.o. Following the above transaction, which went into effect as of January 1, 2009, HVB and BA became shareholders of UCBP with stakes of 18.11% and 28.81% respectively, and the remaining 53.07% stake is held by the Parent company.

Global ICT Company

The project was promoted in order to bring together into a single company - namely, UGIS - all the ICT activities carried out by HVB and BA through their respective subsidiaries, HVB Information Services GmbH (hereinafter "HVB IS") and WAVE Solutions Information Technology GmbH (hereinafter "WAVE").

The creation of a common center for ICT services at the Group level will allow for optimizing the exchange of key expertise and professional skills and will further the creation of a "full service" model for customers, as well as high quality standards and competitive costs.

The additional objectives that the Group expects to achieve with the project in question, consistent with the goals sought in integrating back office operations, include:
- facilitating the governance of ICT operations by centralizing responsibility in a single legal entity;
- maintaining the most successful cost model, based on high cost stability and predictability, furthering awareness of the value of the cost and hence a high commitment to efficiency in ICT;
- maintaining the current level of quality of service, so as to further business procedures and keep risks under control as best as possible;
- sustaining geographic distribution with the right level of modularity, scalability and automated support;
- reducing operational complexity within such a broad scope, furthering the standardization of assets, procedures, tools and actions.

To implement the project, the extraordinary shareholders' meeting of UGIS held April 3, 2009, approved two separate capital increases reserved for HVB and BA totaling €135.3 million (including €52.8 million in additional paid-in capital), pursuant to par. 4 of Article 2441 and 2343 of the Civil Code, as follows:
- €96.3 million (including €37.6 million in additional capital) by HVB through the transfer of its 100% stake in HVB IS, whose equity HVB had previously increased through the transfer of its IT assets and a cash contribution of approximately €12.0 million;

- €39.0 million (including €15.2 million in additional capital) by BA through the transfer of its 100% stake in WAVE, to which BA had previously contributed 100% of the capital of Bank Austria Aktiengesellschaft & Co EDV Leasing OHG (the company owning the IT hardware assets in Austria used under leasing by UGIS itself), to which BA itself had in turn paid in a cash contribution of approximately €16.1 million.

Following the above transaction, which went into effect as of May 1, 2009, HVB and BA became shareholders of UGIS with a stake of 24.72% and 10.02% respectively, and the remaining 65.26% stake is held by the Parent company.

On the same date, HVB IS and WAVE were closed, and the respective assets were placed in the UGIS branches in Munich and Vienna. Consequently, UGIS also acquired direct control of Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, previously held by WAVE.

In addition, in order to fully implement the rationalization of the former Capitalia's ICT operations, prior to carrying out the integration of the ICT operations engaged in by HVB and BA, the merger by absorption into UGIS of its wholly-owned subsidiary Kyneste SpA was completed, also going into effect as of May 1, 2009.

Reorganization of banking and specialized financial operations

Combination of the individual mortgage and consumer loan businesses at the Group level

In order to ensure the best management and coordination of the "production" of medium- and long-term loans to individuals for home financing and consumer loans, as of January 1, 2009, UniCredit Consumer Financing ("UCFin") incorporated, through a merger by absorption, both UniCredit Banca per la Casa ("UBCasa"), formerly specializing in the "home mortgage" business, as well as UCFin, held indirectly by UniCredit, creating the Pan-European center of expertise in household lending within the Group.

The combination is consistent with the new integrated management model for the mortgage and consumer loan businesses, launched with the creation of a "household financing department" at the Parent company.

This approach will not only encourage the cross-selling of the products concerned, but will also achieve operating synergies, especially in governance functions, as well as greater efficiency than the previous organizational/distribution model with the resulting rationalization of cost structures and simplification of corporate structures.

As of April 1, 2009, UCFin took on the new name of "UniCredit Family Financing Bank" to better convey to the market the completeness of its offerings and to strengthen its internal identity.

Rationalization of the salary-guaranteed loan business within UCFin

In order to enable improved risk control and the achievement of cost synergies, this past March, the Parent company's Board of Directors approved the launching of a process to centralize the entire salary-guaranteed loan business (or the salary, pension and payment mandate guaranteed loan business) within UCFin (currently "UniCredit Family Financing Bank"), keeping within its fully-owned subsidiary Fineco Prestiti, which currently engages in the business in question, only the activity of managing the Group's external distribution networks.

This reorganization will take place through a partial spin-off to UCFin of the "salary-guaranteed loan" business unit of Fineco Prestiti, represented essentially by the assets, liabilities, resources, rights, obligations and, in general, all the substantial subjective situations involved in the underwriting, disbursement and management of salary-guaranteed loans.

The transaction will allow for simplifying and rationalizing the organizational structure insofar as all the salary-guaranteed loan underwriting, disbursement and management activities will be centralized in a single department assigned to UCFin. Synergies will also be derived from centralizing in UCFin the organization, IT and administration functions, currently carried out by Fineco Prestiti. Lastly, the development of a new information system will entail greater data base integrity and efficiency. From the service model standpoint, UCFin will be the centralized salary-guaranteed loan product factory, both for the channel represented by the network of Group retail banks, as well as for the channel represented by external distribution networks. This transaction is expected to become effective by this coming October.

Further Information (Continued)

Transactions for rationalizing Group operations and other corporate transactions (Continued)

Implementation of a new management model for leasing operations at the Group level

The project for the implementation of a new management model for leasing, begun in June 2008, in order to ensure better management and coordination of leasing activities worldwide, was completed in January of this year.

This project was completed with the business combination, effective as of January 1, 2009, of UniCredit Global Leasing and Locat (which changed its name accordingly to "UniCredit Leasing") and the allocation to the latter (as the operating sub-holding company) of the activities of guiding, coordinating and controlling the business concerned at the Group level in accordance with the Parent company's guidelines, as well as directly managing the business in Italy.

This structure will allow for a quicker and easier transition from the organizational/distribution model (characterized by a "non-homogenous" mix of companies located in different countries and overlapping structures) to the new business management model focused on the creation of a global company that is charged with managing the business in a uniform manner, optimizing resource allocation, and at the same time leveraging the unique features of each country and/or specific business area.

In addition, this approach has laid the foundation for:

- a significant simplification in organization;
- a simplification of governance and key processes;
- a reduction in the number of legal entities (using, where possible, the model of the sub-holding company's foreign branches), thereby making the organizational structure more streamlined and "flat" and shortening reporting lines;
- a better transfer of best practices to facilitate the exchange of skills in the Group's complex leasing operations (including through the establishment of dedicated "competence centers" managed in a uniform and coordinated manner);
- the ability to take advantage of a commercial strategy based on the "one face to customers" model, which is specifically intended for the vendor agreement and cross-border leasing segment.

Business combination for the Group's leasing operations in Russia

In order to optimize and strengthen the leasing business in the Russian Federation market – particularly with regard to the capital goods and car sectors – in the second quarter of this year, a business combination project was begun between the Group's two leasing companies operating in Russia: OOO UniCredit Leasing ("ULR", a wholly-owned subsidiary of ZAO UniCredit Bank "UBR") and ZAO Locat Leasing Russia ("LLR"), a wholly-owned subsidiary of UniCredit Leasing ("UCL").

In particular, the business combination will be completed through a capital increase of ULR in the amount of RUR 1.5 billion (about €36 million) reserved to UCL and paid up by the latter through the contribution in kind of LLR as well as the cash contribution of approximately RUR 1.2 billion (about €30 million).

The transaction designed as such will allow UCL to reach a target ownership structure of 60% (consistent with the model adopted by the Group in the countries in the CEE area, which provides for the joint presence of UCL, as majority shareholder, and local banks, as minority shareholders, among the shareholders of the leasing companies) and which will endow ULR at the same time with an adequate level of capitalization.

Following the transaction described, ULR will operate as the Group's sole leasing company in the Russian Federation market, while LLR will manage the portfolio of contracts currently in existence until they are exhausted and will then be liquidated, most likely in 2011.

The authorization from the local antitrust authority was obtained in July 2009, so the completion of the business combination in question is expected by the end of the third quarter of 2009.

Project for transforming Group instrumental companies into consortiums

In April, the Parent company's Board of Directors approved the launch of a project to transform the Group's instrumental companies into consortium companies (specifically, UGIS, UCBP, UniCredit Audit (Audit), UniCredit Real Estate (URE) and UniCredit Bancassurance Management and Administration S.r.l. (UBMA)). These consortiums have been joined by the Group companies benefiting from the services provided by the aforesaid companies.

This consortium model appeared suited to the companies' corporate purpose and to the economical and efficiency criteria, in that it allows for combining a consortium's objectives, which provide for preferred provision of activities to its consortium members, with the organizational form of a joint-stock company, at the same time allowing for taking advantage of the VAT-exemption regime, in accordance with the current tax rules.

Reorganization of the Austrian Private Banking business

In order to bring BA's Austrian Private Banking operations in line with UniCredit's Pan-European "on-shore" Private Banking model and to reorganize the scope of the

operating companies in the sector held by BA on the basis of the Group's guidelines on equity interests, in May this year the Parent company's Board of Directors approved the launch of a project that provides for:

- the reorganization of the BA Private Banking Division's service model to bring it in line with the UniCredit Group's Private Banking model;
- the transfer of the current fund management and asset management business of Asset Management GmbH ("AMG"), an Austrian company wholly owned by BA, to Pioneer Investments Austria ("PIA"), a company indirectly owned by the Parent company through Pioneer Global Investments, for a payment of €3.5 million, and
- the merger by absorption of BankPrivat ("BP"), a private Austrian bank wholly owned by BA, and of AMG into BA.

Specifically, the process planned will entail the allocation of full control of the clients currently served by BP to the BA Private Banking Division, shifting the respective activities currently conducted by the BA Retail Division to the Private Banking Division.

The entire project, which is subject to the approval of the Austrian market oversight authority (FMA), should be completed by the end of this year.

New Group external growth initiatives

The Pioneer conglomerate

Partnership with the Fortress group in the real estate sector

In order to increase the value of the closed-end real estate fund management business of Pioneer Investment Management SGR SpA ("PIM SGR"), a wholly-owned subsidiary of Pioneer Global Asset Management SpA ("PGAM"), this past April, PIM SGR acquired an equity interest of 37.5% in Torre RE SGRpA (a real estate fund management company under the Fortress Investment Group LLC, which in turn is an alternative management company listed on the New York Stock Exchange) as part of a capital increase of the aforesaid company reserved for PIM SGR and subscribed by the latter through the contribution of its "real estate funds" business unit (comprised essentially of 6 real estate funds: "UniCredito Immobiliare Uno," "Pioneer RE Brixia," "Pioneer RE Turin," "Pioneer RE STAR," "Pioneer RE Capital Fund" and "Pioneer RE AMG").

The transaction was carried out as part of the project aimed at increasing the value of the Pioneer Group's real estate management business in Italy together with a strategic partner in the real estate asset management sector for the purpose of (i) creating a partnership with an international major player in the real estate sector, in order to combine its expertise in the sector with the distribution capability and the access to institutional and retail capital of Pioneer and of the group that it belongs to, and consequently to (ii) satisfy the needs of the UniCredit network in terms of management of existing business, product innovation, fleshing out the range of products offered to its retail and institutional customers, generating new business and consequent commission flows, as well as to (iii) create value for investors.

The HVB conglomerate

Agreement with NewSmith Capital Partners

As originally provided for in the agreement with NewSmith Capital Partners LLP, regarding the acquisition of the latter's credit advisory business, in June 2009 HVB was subrogated to UniCredit in the role of buyer, and the final elements of the transaction were defined. As a result of that transaction, HVB will acquire 100% of NewSmith Financial Products LLP ("NSFP") and NewSmith Financial Solutions Ltd ("NSFS"), subsidiaries of NewSmith Capital Partners LLP. The transaction, which is subject to authorization by the competent regulatory authorities, is expected to become effective by the end of this year.

As part of this transaction, it is also planned to add to the Group a team of highly experienced professionals with diverse backgrounds dedicated to managing the Markets and Credit business areas according to a customer-based model with the aim of reducing the risk profile and the absorption of capital.

To complete the transaction in question, the payment of an overall price of approximately £50.9 million (approximately €60 million) is planned.

Other transactions involving subsidiaries/ associates

JSCB Ukrsotsbank

This past May, the subsidiary JSCB Ukrsotsbank ("USB"), of which BA directly or indirectly holds 94.47% of the capital stock, launched a capital increase in the amount of UAH 500 million (equal to approximately €53 million) in order to fulfill the requirements of the Ukrainian Central Bank in view of the country's current financial situation.

For this transaction, BA assumed an overall expense of approximately €50 million, and the overall equity interest held (directly and

Further Information (Continued)

Transactions for rationalizing Group operations and other corporate transactions (Continued)

indirectly) in USB reached 95.34% of the capital stock, following subscription of a fractional part of the unassigned portion.

JSC ATF Bank

This past April, JSC ATF Bank ("ATF"), 99.70% controlled by BA, launched a capital increase of KZT 18 billion (approximately 89 million) to fulfill the requirements of the Kazak Oversight Authority in connection with the country's current financial situation. BA's subscription of the portion due to it in this transaction entailed an overall expense of approximately €89 million.

UniCredit Consumer Financing IFN SA

In order to support the growth of UniCredit Consumer Financing IFN SA ("UCCF"), a Romanian company incorporated in 2008 as a joint venture between UCFin, currently "UniCredit Family Financing Bank" (65%), and UniCredit Tiriac Bank "UCT" (35%), active in the provision of consumer loan products for the Romanian market, this past May, the two partners, UniCredit Family Financing Bank and UCT, subscribed a UCCF capital increase of RON 43 million (approximately €10 million) in the amount proportional to their respective equity interests.

This increase in capital enabled the subsidiary to be in line with the minimum capitalization limits required by Romanian regulations.

CNP UniCredit Vita SpA

This past April, CNP UniCredit Vita (an insurance joint venture with the French group CNP, in which the Group holds an overall interest of 38.80% (16.92% directly by UniCredit and 21.88% by Fineco Verwaltung AG, a wholly-owned subsidiary of the Parent company, whose sole asset is represented by the interest in CNP UniCredit Vita), approved a capital increase of €134 million aimed at endowing it with sufficient capital in observance of the capital requirements provided for by current regulations.

The Group subscribed the transaction in the portion due to it, assuming an overall expense of €52 million, including €22.7 million for the Parent company's share and €29.3 million for the share held by Fineco Verwaltung.

In order to centralize in a single entity the entire stake held by the Group in the said associate, this past June, the Parent company acquired the stake held by Fineco Verwaltung in CNP UniCredit Vita.

The FondsServiceBank (FSB) Division of DAB Bank AG

This past May, the subsidiary DAB Bank AG signed an agreement for the sale of the FondsServiceBank (FSB) division to Fonds Depot Bank, for a price of €21.4 million.

The closing of the transaction, subject to authorization by the competent antitrust authority, is expected by the end of 2010.

The transaction will enable DAB to focus on core segments: B2C, with individual investors, and B2B, with asset managers, investment fund brokers and institutional investors.

Transactions to dispose of equity investments

In Italy

Finaosta SpA

This past November, UniCredit, together with the other minority shareholders of Finaosta, accepted the proposal by the Valle d'Aosta Autonomous Region to acquire the interests held by other shareholders in this financial company.

The price for 100% of Finaosta was established at €187 million, and the transfer of the stake held by UniCredit (10.7%) allowed it to make a capital gain at the consolidated level of €9.7 million. The transfer was completed in March 2009.

SI Holding SpA

UniCredit, together with the main shareholders of Si Holding, including Intesa Sanpaolo (42.2% of the capital) and MPS (24.5%), closed this past June 26th on the transaction for the disposal of its interest in Si Holding (9.2% overall) to Istituto Centrale delle Banche Popolari Italiane (for 9.1%) and to Banca Mediolanum (for 0.1%), at an overall price for 100% of Si Holding of €150 million (subject to an increase depending on the increase in value of some assets and quantifiable at €34 million, to be paid by the end of this year).

The transaction made for a capital gain at the consolidated level of €15 million.

CARICESE Srl

In June, the Group sold 33.684% of CARICESE (out of the 33.687% held overall), collecting €3.65 million for a capital gain of €1.21 million; specifically, the subsidiaries UniCredit Corporate Banking, UniCredit Private Banking, UniCredit Banca, Banco di Sicilia, UniCredit Banca di Roma, Fineco Banca, UniCredit Family Financing Bank and Banca Agricola Commerciale RSM sold their own stakes in the company, while the Parent company remained a shareholder of CARICESE with an interest of 0.003%.

Abroad

BodeHewitt AG & Co. KG and BodeHewitt Beteiligungs AG

In June, HVB sold 72.25% of BodeHewitt AG & Co. KG and 72.25% of BodeHewitt Beteiligungs AG to Hewitt Associates, which already held 27.75% of the two companies, for the amount of €50 million.

The sale of the stakes held by HVB made for a capital gain at the consolidated level of €3 million.

Vereinsbank Victoria Bauspar AG
In May, HVB and Ergo Group signed a contract for the sale of the 70% and 30% stakes held respectively in Vereinsbank Victoria Bauspar to Wüstenrot & Württembergische AG, for an overall price of approximately €79 million for 100% of Vereinsbank Victoria Bauspar.

The transaction, which closed in July, entailed a capital loss at a consolidated level of approximately €12 million.

Schwäbische Bank AG and Invesco Real Estate GmbH
In the first half, HVB also sold the minority interest held in Schwäbische Bank (25.50%), a German general bank, and in Invesco Real Estate (24.90%), a company that offers real estate investment services and products to institutional customers, making an overall capital gain at the consolidated level of approximately €12.3 million.

Mastercard Inc.
During the year, several UniCredit Group companies sold shares held in Mastercard Inc., generating an overall capital gain at the consolidated level of approximately €16 million.

Steps to Strengthen Capital

During the early months of 2009, the measures approved by the Board of Directors in due time to strengthen capital were implemented.

First, the capital increase approved by the General Shareholders' Meeting on November 14, 2008 was carried out. From January 5 to 23, 2009 new shares were offered to holders of ordinary and savings shares of UniCredit, at a ratio of 4 ordinary shares for every 55 shares held, at a unit issue price of €3.083 per share, with a share premium of €2.583.

At the end of that period, the option rights not exercised were offered by UniCredit on the MTA (automated stock market system) of Borsa Italiana, without any of them being bought, however. Mediobanca, in performance of the underwriting agreement stipulated by it with the commitment to subscribe the number of newly issued shares corresponding to the option rights not exercised, subscribed 967,578,184 shares on February 23, 2009, however.

The capital increase of €2,997,370,834.21, including €486,112,688.00 in Share Capital and €2,511,258,146.21 in share premiums, was thus fully subscribed.

Almost all of the shares subscribed by Mediobanca were used to service an issue of financial instruments known as CASHES.

Subsequently, on March 17, the Board of Directors passed a resolution to submit to the General Shareholders' Meeting a capital increase without consideration, pursuant to Art. 2442 of the Civil Code, drawing on the special reserve created at the time of approval of the allocation of the profits for 2008.

On April 29, in an extraordinary session, the General Shareholders' Meeting approved a capital increase without consideration of a nominal amount of €1,218,815,136.50 with the issuance of 2,435,097,842 ordinary shares and 2,532,431 savings shares, with a unit par value of €0.50 each. The resolution was recorded at the Register of Companies on May 11, and the shares were made available to the beneficiaries on May 21.

Lastly, on June 23, the Board of Directors, pursuant to the delegation conferred upon it by the Extraordinary General Shareholders' Meeting on May 12, 2006, approved a capital increase in the nominal amount of €654,227.50 through the issuance of 1,308,455 ordinary shares to be allotted to the Group Managerial Personnel holding positions of particular importance for purposes of achieving the Group's overall objectives.

Further Information (Continued)

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule

Consolidated Balance Sheet (€ million)

	AMOUNTS AS AT		SEE
	06.30.2009	**12.31.2008**	**NOTES**
Assets			part B) Assets
Cash and cash balances = item 10	6,514	7,652	
Financial assets held for trading = item 20	157,122	204,890	Tab. 2.1
Loans and receivables with banks = item 60	93,088	80,827	Tab. 6.1
Loans and receivables with customers = item 70	585,087	612,480	Tab. 7.1
Financial investments	63,425	65,222	
30. Financial assets at fair value through profit or loss	*15,073*	*15,636*	*Tab. 3.1*
40. Available-for-sale financial assets	*30,195*	*28,700*	*Tab. 4.1*
50. Held-to-maturity investments	*14,466*	*16,883*	*Tab. 5.1*
100. Investments in associates and joint ventures	*3,691*	*4,003*	
Hedging instruments	12,980	8,710	
80. Hedging derivatives	*10,973*	*7,051*	
90. Changes in fair value of portfolio hedged items	*2,007*	*1,659*	
Property, plant and equipment = *item 120*	12,198	11,936	
Goodwill = *item 130 - Intangible assets of which: goodwill*	20,412	20,889	
Other intangible assets = *item 130 - Intangible assets net of goodwill*	5,351	5,593	
Tax assets = *item 140*	12,034	12,392	
Non-current assets and disposal groups classified as held for sale = *item 150*	2,932	1,030	Tab. 15.1
Other assets	11,569	13,991	
110. Insurance reserves attributable to reinsurers	-	-	
160. Other assets	*11,569*	*13,991*	
Total assets	**982,712**	**1,045,612**	

(€ million)			
	AMOUNTS AS AT		SEE
	06.30.2009	12.31.2008	NOTES
Liabilities and shareholders' equity			Part B) Liabilities
Deposits from banks = *item 10*	142,891	177,677	Tab. 1.1
Deposits from customers and debt securities in issue	590,684	591,290	
20. Deposits from customers	*381,813*	*388,831*	*Tab. 2.1*
30. Debt securities in issue	*208,871*	*202,459*	*Tab. 3.1*
Financial liabilities held for trading = *item 40*	135,340	165,335	Tab. 4.1
Financial liabilities at fair value through profit or loss = *item 50*	1,633	1,659	Tab. 5.1
Hedging instruments	10,875	9,323	
60. Hedging derivatives	*8,582*	*7,751*	
70. Changes in fair value of portfolio hedged items	*2,293*	*1,572*	
Provisions for risks and charges = *item 120*	8,142	8,049	Tab. 12.1
Tax liabilities = *item 80*	6,213	8,229	
Liabilities included in disposal groups classified as held for sale = *item 90*	2,544	537	Tab. 15.1
Other liabilities	23,513	25,272	
100. Other liabilities	*22,018*	*23,701*	
110. Provision for employee severance pay	*1,347*	*1,415*	
130. Insurance reserves	*148*	*156*	
Minorities = *item 210*	2,984	3,242	
Shareholders' equity, of which:	57,893	54,999	
- Capital and reserves	57,469	51,665	
140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	*Tab. 15.6*
140. Revaluation reserves, of which: Exchange differences	*-2,080*	*-1,339*	*Tab. 15.6*
170. Reserves	*14,307*	*11,979*	*Tab. 15.5*
180. Share premium	*36,582*	*34,070*	
190. Issued capital	*8,390*	*6,684*	
200. Treasury shares	*-7*	*-6*	
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	-513	-678	
140. Revaluation reserves, of which: Available-for-sale financial assets	*-968*	*-966*	*Tab. 15.6*
140. Revaluation reserves, of which: Cash-flow hedges	*455*	*288*	*Tab. 15.6*
- Net profit = *item 220*	937	4,012	
Total liabilities and shareholders' equity	**982,712**	**1,045,612**	

Further Information (Continued)

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule (Continued)

Consolidated Income Statement (€ million)

	FIRST HALF 2009	FIRST HALF 2008	SEE THE NOTES PART C)
Net interest	9,360	8,862	Table 1.1 and 1.4
30. Net interest margin	*9,224*	*8,696*	
less: Purchase Price Allocation effect [1]	*136*	*166*	
Dividends and other income from equity investments	158	356	
70. Dividend income and similar revenue	*491*	*961*	*Table 3.1*
less: dividends from held for trading equity instruments included in item 70	*-371*	*-693*	
240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*38*	*88*	
Net interest margin	**9,518**	**9,218**	
Net fees and commissions = item 60	3,735	4,802	Table 2.1 and 2.3
Net trading, hedging and fair value income	864	-199	
80. Gains (losses) on financial assets and liabilities held for trading	*549*	*-942*	*Table 4.1*
+ dividends from held for trading equity instruments (from item 70)	*371*	*693*	
+ net provisions - trading profit (from item 190)	*-*	*100*	
90. Fair value adjustments in hedge accounting	*26*	*19*	*Table 5.1*
Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity (from item 100 b)	*6*	*7*	
Impairment losses on available-for-sale financial assets: private equity (from item 130b)	*-78*	*-*	
100. Gains (losses) on disposal or repurchase of : d) financial liabilities	*132*	*-5*	
110. Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*-142*	*-71*	*Table 7.1*
Net other expenses/income	209	222	
Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 a)	*26*	*-*	
150. Premiums earned (net)	*47*	*55*	
160. Other income (net) from insurance activities	*-39*	*-43*	
220. Other net operating income	*442*	*572*	*Table 15.1 and 15.2*
less: Other operating income - of which: recovery of costs	*-211*	*-303*	*Table 15.2*
Net write-downs/-backs of tangible operating lease assets (from item 200)	*-59*	*-63*	
Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*3*	*4*	
Net non-interest income	**4,808**	**4,825**	
OPERATING INCOME	**14,326**	**14,043**	
Payroll costs	-4,545	-5,066	Table 11.1
180. Administrative costs - a) staff expenses	*-4,808*	*-5,140*	
less: integration costs	*263*	*74*	
Other administrative expenses	-2,750	-2,965	
180. Administrative costs - b) other administrative expenses	*-2,794*	*-2,994*	*Table 11.5*
less: integration costs	*44*	*29*	
Recovery of expenses = *item 220. Other net operating income - of which: Operating income - recovery of costs*	211	303	Table 15.2
Amortisation, depreciation and impairment losses on intangible and tangible assets	-606	-633	
200. Impairment/Write-backs on property, plant and equipment	*-416*	*-416*	
less: Impairment losses/write backs on property owned for investment	*12*	*7*	
less: Net write-downs/-backs of tangible operating lease assets (from item 200)	*59*	*63*	
210. Impairment/Write-backs on intangible assets	*-314*	*-345*	
less: Purchase Price Allocation effect [1]	*53*	*58*	
Operating costs	**-7,690**	**-8,361**	
OPERATING PROFIT	**6,636**	**5,682**	

Consolidated Income Statement *(Continued)* (€ million)

	FIRST HALF 2009	FIRST HALF 2008	SEE THE NOTES PART C)
OPERATING PROFIT	**6,636**	**5,682**	
Impairment of goodwill	-	-	
260. Impairment of goodwill	-	-	
Provisions for risks and charges	-223	-128	Table 12.1
190. Provisions for risks and charges	*-225*	*-16*	
less: net provisions - trading profit	-	*-100*	
Surplus on release of integration provision	*2*	*-12*	
Integration costs	-309	-91	
Net impairment losses on loans and provisions for guarantees and commitments	-4,081	-1,298	
100. Gains (losses) on disposal and repurchase of a) loans	*31*	*7*	
less: Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 a)	*-26*	-	
130. Impairment losses on a) loans	*-3,958*	*-1,257*	*Table 8.1*
130. Impairment losses on d) other financial assets	*-128*	*-55*	
less: Purchase Price Allocation effect[1]	-	*8*	
Net income from investments	-94	365	
100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*93*	*83*	
less: Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity	*-6*	*-7*	
100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*-2*	-	
130. Impairment losses on: b) available-for-sale financial assets	*-293*	*-35*	
less: Impairment losses on available-for-sale financial assets: private equity	*78*	-	
130. Impairment losses on: c) held-to-maturity investments	-	-	
Impairment losses/write backs on property owned for investment (from item 200)	*-12*	*-7*	
240. Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity	*-6*	*127*	
250. Net valuation at fair value of tyangible and intangible assets	*-30*	*-16*	
270. Gains (losses) on disposal of investments	*87*	*208*	
less: Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*-3*	*-4*	
less: Purchase Price Allocation effect[1]	-	*16*	
PROFIT BEFORE TAX	**1,929**	**4,530**	
Income tax for the period	-697	-1,088	
290. Tax expence related to profit from continuing operations	*-637*	*-1,004*	
less: Purchase Price Allocation effect[1]	*-60*	*-84*	
NET PROFIT	**1,232**	**3,442**	
PROFIT (LOSS) FOR THE YEAR	**1,232**	**3,442**	
Minorities	-166	-303	
330. Minorities	*-166*	*-303*	
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,066**	**3,139**	
Purchase Price Allocation effect[1]	-129	-164	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**937**	**2,975**	

Note:
H1 2008 figures published in the last First Half quarterly report were modified due to completion of PPA (Purchase Price Allocation), which also changed net profit attributable to the Group.
1. Mainly due to the merger with Capitalia.

Subsequent Events and Outlook

Subsequent Events

No significant events concerning the Group occurred between June 30, 2009 and the date of the Board of Directors meeting approving this Consolidated First Half Financial Report.

Outlook

Despite the first signs of an attenuation of the recession, banks' profitability will continue to be affected by the consequences of the financial crisis and the sharp slowdown in economic activity for the rest of 2009. The contraction in banks' business volumes is largely due to a reduction in lending. The negative impact of the consequent reduction in net interest income in 2009 on growth in banks' profitability will be offset – but only in part – by a recovery in fees and commissions, following the recent revival of the equity markets.

The main indicators for Central Eastern Europe suggest that many countries in this region may see negative economic growth in 2009; some countries – those most exposed to the international crisis, e.g. the Baltic states, Romania, Bulgaria and the west Balkan countries – may also see negative growth in 2010. Banks' profitability will remain under pressure in Central Eastern Europe due to the continuing effects of the financial crisis. Even if the sector is still able to generate solid margins, the impact of deteriorating credit quality will significantly affect its profitability. The cost of risk is expected to peak in 2009 and remain rather high in 2010. The region's banks could also witness certain changes in the competitive environment – a greater role for governments in banking (through recapitalizations, the role of public sector banks and stricter regulation) as well as potential new entrants.

In the midst of the as yet uncertain macroeconomic outlook, the Group reaffirms its determination to support families and companies and confirms the validity of its divisional model and its diversification, both geographically and in terms of business.

In H2 2009, the Group will remain strongly committed to strengthening cost and risk control, while completing the strategies already underway. Its aim is two-fold: on the one hand, to increase efficiency in cost structure and intragroup services; on the other hand, to optimize the profitability of invested capital through a highly selective investment policy and an ongoing focus on capital ratios and risk-monitoring processes.

Milan, August 4, 2009

BOARD OF DIRECTORS

Chairman
DIETER RAMPL



Managing Director/CEO
ALESSANDRO PROFUMO



Edina Fajkovic
Croatia



«Commitment means giving your heart, time and dedication at work until everyone is satisfied with the result. Extraordinary results are not possible without my colleagues and I appreciate the opportunity to work with talented people. Together we provide creative and effective business solutions for our customers.»

Massimo Negrini
Italy

«The reason for my commitment? I am a customer, like you.»



First-Half Condensed Consolidated Financial Statements

Consolidated Accounts

Consolidated Accounts

Balance Sheet

Consolidated Balance Sheet (€ thousands)

Assets	AMOUNTS AS AT 06.30.2009	AMOUNTS AS AT 12.31.2008
10. Cash and cash balances	6,514,087	7,652,446
20. Financial assets held for trading	157,122,010	204,889,888
30. Financial assets at fair value through profit or loss	15,073,387	15,635,822
40. Available-for-sale financial assets	30,194,436	28,700,290
50. Held-to-maturity investments	14,465,854	16,882,450
60. Loans and receivables with banks	93,087,780	80,826,952
70. Loans and receivables with customers	585,087,090	612,480,413
80. Hedging derivatives	10,973,245	7,050,815
90. Changes in fair value of portfolio hedged items (+/-)	2,006,621	1,659,560
100. Investments in associates and joint ventures	3,691,392	4,003,082
110. Insurance reserves attributable to reinsurers	179	234
120. Property, plant and equipment	12,198,146	11,935,451
130. Intangible assets	25,762,545	26,481,917
- of which goodwill	*20,411,923*	*20,888,714*
140. Tax assets	12,033,993	12,391,879
a) current tax assets	*1,982,296*	*1,927,915*
b) deferred tax assets	*10,051,697*	*10,463,964*
150. Non-current assets and disposal groups classified as held for sale	2,932,216	1,030,338
160. Other assets	11,568,577	13,990,012
Total assets	**982,711,558**	**1,045,611,549**

Note: Figures as at December 2008 are different from those published due to the reclassification of exchange rate differences on net foreign investments (subsidiaries, associate companies of joint ventures) in "exchange rate differences" of Item 140. "Revaluation reserves". The same differences were formerly included in other reserves from profits of the item 170. "Reserves".

Liabilities and shareholders' equity	AMOUNTS AS AT	(€ thousands)
	06.30.2009	**12.31.2008**
10. Deposits from banks	142,891,096	177,676,704
20. Deposits from customers	381,812,623	388,830,766
30. Debt securities in issue	208,871,285	202,458,800
40. Financial liabilities held for trading	135,339,635	165,335,178
50. Financial liabilities at fair value through profit or loss	1,632,853	1,659,144
60. Hedging derivatives	8,581,842	7,751,270
70. Changes in fair value of portfolio hedged items (+/-)	2,293,398	1,572,065
80. Tax liabilities	6,212,647	8,229,156
a) current tax liabilities	*1,364,914*	*2,827,262*
b) deferred tax liabilities	*4,847,733*	*5,401,894*
90. Liabilities included in disposal groups classified as held for sale	2,543,939	536,729
100. Other liabilities	22,017,773	23,701,333
110. Provision for employee severance pay	1,346,602	1,415,023
120. Provisions for risks and charges	8,142,268	8,048,556
a) post retirement benefit obligations	*4,585,701*	*4,553,022*
b) other provisions	*3,556,567*	*3,495,534*
130. Insurance reserves	148,395	156,433
140. Revaluation reserves	(2,315,529)	(1,740,435)
170. Reserves	14,307,584	11,978,805
180. Share premium	36,581,540	34,070,282
190. Issued capital	8,389,870	6,684,287
200. Treasury shares (-)	(7,196)	(5,993)
210. Minorities (+/-)	2,984,087	3,241,658
220. Net Profit or Loss (+/-)	936,846	4,011,788
Total liabilities and shareholders' equity	**982,711,558**	**1,045,611,549**

Consolidated Accounts (CONTINUED)

Income Statement

Consolidated Income Statement (€ thousands)

ITEMS	H1 2009	H1 2008
10. Interest income and similar revenues	19,266,778	24,848,001
20. Interest expense and similar charges	(10,042,822)	(16,151,846)
30. Net interest margin	**9,223,956**	**8,696,155**
40. Fee and commission income	4,627,048	5,836,229
50. Fee and commission expense	(891,669)	(1,034,412)
60. Net fees and commissions	**3,735,379**	**4,801,817**
70. Dividend income and similar revenue	490,894	960,796
80. Gains and losses on financial assets and liabilities held for trading	548,913	(941,515)
90. Fair value adjustments in hedge accounting	25,989	18,913
100. Gains and losses on disposal of:	**255,408**	**83,885**
a) loans	*31,619*	*6,605*
b) available-for-sale financial assets	*93,360*	*82,650*
c) held-to-maturity investments	*(1,790)*	*(142)*
d) financial liabilities	*132,219*	*(5,228)*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(143,325)	(71,012)
120. Operating income	**14,137,214**	**13,549,039**
130. Impairment losses on:	(4,380,062)	(1,346,394)
a) loans	*(3,958,378)*	*(1,256,617)*
b) available-for-sale financial assets	*(293,432)*	*(34,637)*
c) held-to-maturity investments	*(19)*	*23*
d) other financial assets	*(128,233)*	*(55,163)*
140. Net profit from financial activities	**9,757,152**	**12,202,645**
150. Premiums earned (net)	47,164	55,219
160. Other income (net) from insurance activities	(39,186)	(43,366)
170. Net profit from financial and insurance activities	**9,765,130**	**12,214,498**
180. Administrative costs:	(7,601,481)	(8,133,374)
a) staff expense	*(4,807,754)*	*(5,139,349)*
b) other administrative expense	*(2,793,727)*	*(2,994,025)*
190. Net provisions for risks and charges	(224,625)	(16,208)
200. Impairment/write-backs on property, plant and equipment	(416,203)	(416,016)
210. Impairment/write-backs on intangible assets	(314,016)	(345,198)
220. Other net operating income	441,800	571,756
230. Operating costs	**(8,114,525)**	**(8,339,040)**
240. Profit (loss) of associates	31,838	215,453
250. Gains and losses on tangible and intangible assets measured at fair value	(29,833)	(16,451)
260. Impairment of goodwill	-	-
270. Gains and losses on disposal of investments	87,209	208,388
280. Total profit or loss before tax from continuing operations	**1,739,819**	**4,282,848**
290. Tax expense (income) related to profit or loss from continuing operations	(637,143)	(1,004,608)
300. Total profit or loss after tax from continuing operations	**1,102,676**	**3,278,240**
310. Total profit or loss after tax from discontinued operations	-	-
320. Net profit or loss for the period	**1,102,676**	**3,278,240**
330 Minorities	(165,830)	(303,208)
340. Net profit or loss attributable to the Parent company	**936,846**	**2,975,032**
Earnings per share (€)	0.057	0.190
Diluted earnings per share (€)	0.057	0.190

Note: H1 2008 figures published in the last First Half quarterly report were modified due to completion of PPA (Purchase Price Allocation), which also changed net profit attributable to the Group and consequently also earnings per share.

Statement of Comprehensive Income

Statement of Comprehensive Income		(€ thousands)
	AMOUNTS AS AT	
ITEMS	06.30.2009	06.30.2008
10. Net Profit or loss for the period	**1,102,676**	**3,278,240**
Other comprehensive income after tax		
20. Available-for-sale financial assets	41,013	(1,791,762)
30. Property plant and equipment	-	-
40. Intangible assets	-	-
50. Hedges of Foreign Investments	-	-
60. Cash flow hedges	159,800	(342,328)
70. Exchange Differences	(834,077)	225,907
80. Non current assets classified as held for sale	-	-
90. Actuarial gains (losses) on defined benefit plans	-	-
100. Total of other comprehensive income after tax	**(633,264)**	**(1,908,183)**
110. Comprehensive income after taxes	**469,412**	**1,370,057**
120. Consolidated comprehensive income attributable to minorities	(56,082)	(324,350)
130. Consolidated comprehensive income attributable to Parent Company	**413,330**	**1,045,707**

Consolidated Accounts (Continued)

Statement of changes in Shareholders' Equity

First Half 2009 (€ thousands)

				ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								
							SHAREHOLDERS' EQUITY TRANSACTIONS							
	BALANCE AS AT 12.31.2008	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2009	RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS[1]	NET PROFIT OR LOSS 2009	SHAREHOLDERS' EQUITY AS AT 06.30.2009
Group:														
Issued capital:														
a) ordinary shares	6,673,434		6,673,434				1,704,316							8,377,750
b) savings shares	10,853		10,853				1,267							12,120
Share premiums	34,070,282		34,070,282				2,511,258							36,581,540
Reserves:														
a) from profits	9,922,753		9,922,753	4,005,721		-367,914	-1,219,470							12,341,090
b) other	2,056,052		2,056,052				-115,325					25,767		1,966,494
Revaluation reserves:														
a) available-for-sale	-965,680		-965,680			-2,003								-967,683
b) hedging of financial flows	287,439		287,439			167,664								455,103
c) other[2]	-1,062,194		-1,062,194			-740,755								-1,802,949
Treasury shares														
a) parent company	-2,440		-2,440											-2,440
b) subsidiaries	-3,553		-3,553			-1,203								-4,756
Net Profit or Loss for the period	4,011,788		4,011,788	-4,005,721	-6,067								936,846	936,846
Shareholders' equity	**54,998,734**	**-**	**54,998,734**	**-**	**-6,067**	**-944,211**	**2,882,046**	**-**	**-**	**-**	**-**	**25,767**	**936,846**	**57,893,115**
Minorities:														
Issued capital	498,200		498,200			-131,348								366,852
Share premiums and Reserves	2,351,606		2,351,606	457,069		-129,923								2,678,752
Revaluation reserves:														
a) available-for-sale	-15,559		-15,559			1,630								-13,929
b) hedging of financial flows	8,578		8,578			-10,492								-1,914
c) other[2]	-118,349		-118,349			-92,858								-211,207
Treasury shares														
a) parent company	-													-
b) subsidiaries	-332		-332			35								-297
Net Profit or Loss for the period	517,514		517,514	-457,069	-60,445								165,830	165,830
Shareholders' equity	**3,241,658**	**-**	**3,241,658**	**-**	**-60,445**	**-362,956**	**-**	**-**	**-**	**-**	**-**	**-**	**165,830**	**2,984,087**

1. Stocks Options, Performance Shares and Restricted Shares.
2. Special revaluation laws, exchange differences and other.

Opening banlances as at December 31, 2008 are different from those published due to the reclassification of exchange rate differences on net foreign investments (subsidiaries, associate companies of joint ventures).

First Half 2008

(€ thousands)

	BALANCE AS AT 12.31.2007	CHANGE IN OPENING BALANCE[3]	BALANCE AS AT 1.1.2008	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY AS AT 06.30.2008
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS[1]	NET PROFIT OR LOSS 2008	
Group:														
Issued capital:														
a) ordinary shares	6,671,830		6,671,830				663							6,672,493
b) savings shares	10,853		10,853											10,853
Share premiums	33,707,908		33,707,908				3,259	-517,288						33,193,879
Reserves:														
a) from profits	8,314,215		8,314,215	4,244,234	-1,786,311	187,003								10,959,141
b) other	2,311,794	-309,747	2,002,047			164,944		1,034,576				36,106		3,237,673
Revaluation reserves:														
a) available-for-sale	1,570,350		1,570,350			-1,421,157								149,193
b) hedging of financial flows	-712,623		-712,623			-322,667								-1,035,290
c) other[2]	277,051	309,747	586,798			141,866								728,664
Treasury shares														
a) parent company	-358,416		-358,416					-517,288						-875,704
b) subsidiaries	-4,695		-4,695			-115								-4,810
Net Profit or Loss for the period	5,901,336		5,901,336	-4,244,234	-1,657,102								2,975,032	2,975,032
Shareholders' equity	**57,689,603**	**-**	**57,689,603**	**-**	**-3,443,413**	**-1,250,126**	**3,922**	**-**	**-**	**-**	**-**	**36,106**	**2,975,032**	**56,011,124**
Minorities:														
Issued capital	933,670		933,670			-267,964								665,706
Share premiums and Reserves	3,131,257	-115,547	3,015,710	360,907		-441,996								2,934,621
Revaluation reserves:														
a) available-for-sale	-464		-464			-55,497								-55,961
b) hedging of financial flows	-37,448		-37,448			-13,467								-50,915
c) other[2]	479	115,547	116,026			84,006								200,032
Treasury shares														
a) parent company	-													-
b) subsidiaries	-204		-204			-36								-240
Net Profit or Loss for the period	716,889		716,889	-360,907	-355,982								303,208	303,208
Shareholders' equity	**4,744,179**	**-**	**4,744,179**	**-**	**-355,982**	**-694,954**	**-**	**-**	**-**	**-**	**-**	**-**	**303,208**	**3,996,451**

1. Stocks Options, Performance Shares and Restricted Shares.
2. Special revaluation laws, exchange differences and other.
3. The column "change in opening balance" includes the riclassification of the portion of the translation reserve associated with foreign net investments (subsidiaries, associates and joint ventures). Therefore also "Shareholders' equity as at 06.30.2008" is modified. The figures in column "Balance as at 12.31.2007 are different from those published in the previous First Half Report due to completion of PPA (Purchase Price Allocation) and the reclassification of investment in Mediobanca Spa from "Available for sale financial assets" to "Investments".

Consolidated Accounts (Continued)

Cash Flow Statement (indirect method)

Consolidated cash flow statement (indirect method)		(€ thousands)
	H1 2009	H1 2008
A. OPERATING ACTIVITIES		
1. Operations	**7,245,646**	**5,647,497**
- profit and loss of the period (+/-)	936,846	2,975,032
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	754,747	- 1,144,401
- capital gains/losses on hedging operations (+/-)	- 25,989	- 18,913
- net write-offs/write-backs due to impairment (+/-)	3,767,385	1,772,449
- net write-offs/write-backs on tangible and intangible assets (+/-)	730,219	761,214
- provisions and other incomes/expenses (+/-)	608,843	355,682
- not paid tax (+/-)	403,584	1,004,608
- other adjustments (+/-)	70,011	- 58,174
2. Liquidity generated/absorbed by financial assets	**56,348,126**	**- 43,671,716**
- financial assets held for trading	46,922,158	2,536,460
- financial assets at fair value	492,791	258,644
- available-for-sale financial assets	- 2,041,464	- 2,686,852
- loans and receivables with banks	- 12,424,574	- 20,157,851
- loans and receivables with customers	22,281,046	- 20,534,865
- other assets	1,118,169	- 3,087,252
3. Liquidity generated/absorbed by financial liabilities	**- 69,682,715**	**37,423,495**
- deposits from banks	- 34,948,635	24,845,441
- deposits from customers	- 4,299,487	8,026,628
- debt certificates including bonds	5,232,617	- 2,643,641
- financial liabilities held for trading	- 29,976,390	8,130,481
- financial liabilities designated at fair value	- 26,291	- 262,199
- other liabilities	- 5,664,529	- 673,215
Net liquidity generated/absorbed by operating activities	**- 6,088,943**	**- 600,724**
B. INVESTMENT ACTIVITIES		
1. Net Liquidity by:		
- equity investments	111,421	59,990
- collected dividends on equity investments	68,787	126,874
- financial assets held to maturity	2,716,949	- 44,358
- tangible assets	- 600,109	- 355,642
- intangible assets	- 137,322	- 732,196
- sales/purchases of subsidiaries and divisions	49,960	- 829,725
Net liquidity generated/absorbed by investment activities	**2,209,686**	**- 1,775,057**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	2,882,045	- 513,366
- distribution of dividends and other scopes	- 6,067	- 3,443,413
Net liquidity generated/absorbed by funding activities	**2,875,978**	**- 3,956,779**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**- 1,003,279**	**- 6,332,560**

LEGENDA: (+) generated; (-) absorbed.

Riconciliation (€ thousands)

	H1 2009	H1 2008
Cash and cash equivalents at the beginning of the year	**7,652,446**	**11,072,942**
Net liquidity generated/absorbed during the year	- 1,003,279	- 6,332,560
Cash and cash equivalents: effect of exchange rate variations	- 135,080	16,890
Cash and cash equivalents at the end of the year	**6,514,087**	**4,757,272**

Note: H1 2008 figures are differnt from those published due to PPA (Purchase Price Allocation).

Explanatory Notes

Important note:
Since this is a condensed consolidated first half report, unlike the annual report it does not provide certain information within the above-listed Sections or the information relating to Part G) Business Combinations.

Explanatory Notes

Part A) Accounting Policies

Explanatoy Notes (Continued)

Part A) Accounting Policies

A1) General

Section 1 - Statement of Compliance with IFRS

This Consolidated First Half Financial Report has been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to June 30, 2009, pursuant to EU Regulation 1606/2002 as required by § 154-ter 3 TUF (Law 58/98). 3 was introduced by Legislative Decree 195/07 "Implementation of Directive 2004/109/EC on the harmonisation of transparency requirements regarding information given by issuers whose securities are traded in a regulated market, amending Directive 2001/34/EC".

As required by § 154-ter 2 TUF, this Consolidated First Half Financial Report includes the condensed first half accounts, the interim report on operations and the attestation required by §154-bis 5 TUF.

The contents of this Consolidated First Half Financial Report are in line with IAS 34 on interim reporting. In accordance with §10 IAS 34, UniCredit has opted to provide condensed financial statements.

This Consolidated First Half Financial Report is subject to a limited audit of the accounts by KPMG S.p.A.

Section 2 - Preparation Criteria

As mentioned above, this Consolidated First Half Financial Report has been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):
- framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

This Consolidated First Half Financial Report comprises the balance sheet, the profit and loss account, the new comprehensive income statement, the statement of changes in equity, the cash-flow statement (compiled using the indirect method), explanatory notes and annexes.

These are in line with Bank of Italy schedules as prescribed by Circular 262 dated December 22, 2005, in that they give comparative figures, as at December 31, 2008 for the balance sheet and as at June 30, 2008 for the profit and loss account, the comprehensive income statement, the statement of changes in equity and the cash-flow statement.

Additionally EC regulation 1274/2008 has transposed the new version of IAS 1 "Presentation of financial statements", which is applicable to the first financial year starting after December 31, 2008.

More specifically IAS 1 requires to present a Comprehensive Income statement. This statement is included in the consolidated accounts and, starting from profit (loss) for the period, presents items of income and expense which were not recognised in the net profit or loss, in compliance with international financial reporting standards.

These items are changes in evaluation for the period contra valuation reserves (after tax) and relate to: available-for-sale financial assets; property, plant and equipment; intangible assets; hedges of foreign investments; cash-flow hedges; exchange differences; actuarial gains (losses) on employee defined-benefit plans.

They also include reclassification adjustments, i.e. amounts reclassified in profit or loss for the period, which were recognised in other comprehensive income in the current or previous periods.

The above mentioned changes in evaluation are indicated separately if they refer to non-current assets classified as held for sale.

IAS 34, as amended, requires that the new statement of comprehensive income be published starting from the interim report.

Figures in the schedules and explanatory notes are in € **thousands**.

The 2008 first half year figures have been restated to account for the effects of the finalisation of Purchase Price Allocation following the former Capitalia Group business combination.

The Group was first consolidated in our 2007 financial statements pursuant to IFRS 3, the purchase price being allocated to the fair values of assets acquired and liabilities and contingent liabilities assumed. Under IFRS 3 initial recognition of the business combination in our 2008 first half report, as well as in the 2007 consolidated accounts was determined provisionally. Complete allocation of the purchase price was achieved within the term of 12 months prescribed by IFRS 3.

Subsequent changes to the fair value of assets acquired and liabilities and contingent liabilities assumed recognized previously have caused the balance sheet and income statement values of the former Capitalia Group, at June 30, 2008 given in the comparative column to be adjusted.

These Accounts were compiled on the assumption that they should present a continuing business. At present there is no uncertainty as to the Company's ability to continue its business operations as envisaged by IAS 1. Measurement criteria are therefore in accordance with this assumption and with the principles of competence, relevance and materiality in financial statements and the priority of economic substance over juridical form. These principles are unchanged from 2008.

Risk and uncertainty due to use of estimated figures

The IFRSs require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

Estimated figures have been used for the recognition of the largest value-based items in the First Half Financial Report as at June 30, 2009 as required by the accounting standards and regulations detailed in Section 2 above. These estimates are largely based on calculations of future recoverability of the values recognized in the Accounts under the rules contained in current legislation and were made assuming the continuity of the business, i.e. without considering the possibility of the forced sale of the items so valued.

The processes adopted support the values recognized at June 30, 2009. Valuation was particularly complex given the persistent negative macro-economic situation and the consequent difficulty in making performance forecasts, even for the short term, in relation to the mentioned financial parameters which significantly affect estimates.

The parameters and information used to check the mentioned values were therefore significantly affected by the above factors, which could change rapidly in ways that cannot currently be foreseen, such that further effects on future balance-sheet values cannot be ruled out.

Estimates and projections are regularly reviewed. Any changes arising from these reviews are recognized in the period in which they are carried out, provided that they concern that period. If the reappraisal concerns both current and future periods it is recognized in both current and future periods as appropriate.

Part A) Accounting Policies (Continued)

Section 3 - Consolidation Scope and Procedures

Consolidation criteria and principles used to prepare the consolidated First Half Financial Report as at June 30, 2009 are as follows:

Accounts Used for Consolidation

The following were used al June 30, 2009:
- Parent company first-half accounts;
- The first-half accounts of the other fully consolidated Group entities, except for those noted here, duly condensed (reclassified) and adjusted to take into account the requirements of consolidation and, where necessary, to bring them into line with IFRS;
- In respect of the Leasing sub-group headed by UniCredit Leasing S.p.A. (a company resulting from the absorption of UniCredit Global Leasing S.p.A. by Locat S.p.A. on January 1, 2009):
  - the half-year accounts of UniCredit Leasing GmbH including its subsidiaries;
  - the half-year accounts of all the direct and indirect subsidiaries UniCredit Leasing S.p.A. operating in the CEE region;
  - the individual half-year accounts of the subsidiary Zao Locat Leasing Russia.

SIC 12 requires us to consolidate special purpose entities provided that the majority of the risks and rewards arising out of the business of these special purpose entities is attributable to the bank or the bank controls these special purpose entities.

An interest in the equity capital of the special purpose entities is immaterial in this regard.

Under initial consolidation compliant with SIC 12, the assets and liabilities of the special purpose entity are included at the balance sheet date measured at their fair value. The uniform principles of accounting and valuation used across the corporate group are then applicable. The expenses and income of the special purpose entity in question have been included in the consolidated income statement from the date of initial consolidation. Thus the consolidation of special purpose entities in accordance with SIC 12 has the same effect as full consolidation. Equity interests held by third parties in a special purpose entity consolidated by the Bank in accordance with SIC 12 are recognised under minority interest.

Amounts denominated in currencies other than the euro are converted at closing exchange rates in respect of the balance sheet. The average exchange rate for the half year is used for the income statement; this is considered a valid approximation of the rate of exchange at the date of the transaction.

The reports of the main fully consolidated Group companies, prepared under IFRS for the purposes of the consolidated First Half Financial Report have each been subject to a limited audit by a prime auditing firm.

Subsidiaries

Subsidiaries are companies in which:
- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully or proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intercompany balances, transactions, income and expenses are eliminated in full or proportionately, in accordance with the adopted consolidation procedures.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity.

Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates
These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss.

Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

Joint ventures
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

The following table shows the companies included in the scope of consolidation, listed by division, plus the companies valued with the equity method.

Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
A.COMPANY					
A.1 LINE BY LINE METHOD					
UNICREDIT SPA	**ROME**		**CAPOGRUPPO**		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	..	98.11
		1	HVB IMMOBILIEN AG	100.00	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
AI BETEILIGUNG GMBH	WIEN	1	UNICREDIT CAIB AG	100.00	
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	UNICREDIT LEASING S.P.A.	100.00	
ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ALLIB LEASING S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
ALLIB ROM S.R.L.	BUCHAREST	1	UNICREDIT LEASING S.P.A.	100.00	
ALMS LEASING GMBH.	SALZBURG	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
ALPINE CAYMAN ISLANDS LTD.	GEORGE TOWN	1	UNICREDIT BANK AUSTRIA AG	100.00	
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
ANI LEASING IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
ARABELLA FINANCE LTD.	DUBLIN	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	[3]
ARANY PENZUGYI LIZING ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	90.00
ARTIST MARKETING ENTERTAINMENT GMBH	WIEN	1	MY BETEILIGUNGS GMBH	100.00	
AS UNICREDIT BANK	RIGA	1	UNICREDIT BANK AUSTRIA AG	100.00	
ASPRA FINANCE SPA	MILAN	1	UNICREDIT SPA	100.00	
ASSET MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
ATF BANK KYRGYZSTAN OJSC	BISHKEK	1	JSC ATF BANK	95.84	94.18
ATF CAPITAL B.V.	ROTTERDAM	1	JSC ATF BANK	100.00	
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	90.00
AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
AUSTRIA LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
			GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.40	99.60
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	1	AWT INTERNATIONAL TRADE AG	100.00	
AWT INTERNATIONAL TRADE AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	UNICREDIT LEASING S.P.A.	94.90	
BA CA SECUND LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA CREDITANSTALT BULUS EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
BA-CA ADMINISTRATION SERVICES GMBH	WIEN	1	UNICREDIT BUSINESS PARTNER S.C.P.A	100.00	
BA-CA ANDANTE LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100.00	
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	WIEN	1	ZETA FUNF HANDELS GMBH	100.00	
BA-CA LEASING DREI GARAGEN GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BA-CA PRESTO LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BA-CA WIEN MITTE HOLDING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	UNICREDIT LEASING S.P.A.	100.00	
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	75.00	
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BA/CA-LEASING FINANZIERUNG GMBH	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	100.00	
BACA BARBUS LEASING DOO	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
BACA CENA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA CHEOPS LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA KOMMUNALLEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA LEASING ALFA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
BACA LEASING CARMEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA LEASING GAMA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	WIEN	1	CALG IMMOBILIEN LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
BACA MINERVA LEASING GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
BACA MINOS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BACA NEKRETNINE DOO	BANJA LUKA	1	UNICREDIT LEASING S.P.A.	100.00	
BACA ROMUS IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
BAL LETO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
BAL PAN IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BALEA SOFT GMBH & CO. KG	HAMBURG	1	HVB LEASING GMBH	100.00	
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	1	HVB LEASING GMBH	100.00	
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	
BANCO DI SICILIA SPA	PALERMO	1	UNICREDIT SPA	100.00	
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BANK AUSTRIA GLOBAL INFORMATION SERVICES GMBH	WIEN	1	INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	20.00	
			UNICREDIT BANK AUSTRIA AG	80.00	
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
BANK AUSTRIA REAL INVEST GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	94.95	
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BANK AUSTRIA WOHNBAUBANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BANK PEKAO SA	WARSAW	1	UNICREDIT SPA	59.28	
BANKHAUS NEELMEYER AG	BREMA	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE	1	UNICREDIT BUSINESS PARTNER S.C.P.A	100.00	
BANKPRIVAT AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
BARODA PIONEER ASSET MANAGEMENT COMPANY LTD	MUMBAI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
BAULANDENTWICKLUNG GDST 1682/8	WIEN	1	CALG ANLAGEN LEASING GMBH	1.00	
GMBH & CO OEG			CALG IMMOBILIEN LEASING GMBH	99.00	
BAVARIA UNIVERSAL FUNDING CORP.(BUFCO)	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BAYERISCHE HYPO- UND VEREINSBANK AG	MUNICH	1	UNICREDIT SPA	100.00	
BDK CONSULTING	LUCK	1	UNICREDIT BANK LTD	100.00	
BDR ROMA PRIMA IRELAND LTD	DUBLIN	1	UNICREDIT SPA	99.90	
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
BLACK FOREST FUNDING CORP.	DELAWARE	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
BLUE CAPITAL EQUITY GMBH	HAMBURG	1	WEALTHCAP INITIATOREN GMBH	100.00	
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	1	BLUE CAPITAL EQUITY GMBH	100.00	
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN KG	HAMBURG	1	BLUE CAPITAL FONDS GMBH	90.91	
			WEALTHCAP INVESTORENBETREUUNG GMBH	9.09	
BLUE CAPITAL FONDS GMBH	HAMBURG	1	WEALTHCAP INITIATOREN GMBH	100.00	
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	1	BLUE CAPITAL FONDS GMBH	100.00	
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BOX 2004 S.P.A.	ROME	1	UNICREDIT SPA	100.00	
BREAKEVEN SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
BULBANK LEASING EAD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT LEASING S.P.A.	51.00	
CA IB INVEST D.O.O	ZAGREB	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
CA IB SECURITIES (UKRAINE) AT	KIEV	1	UNICREDIT CAIB AG	100.00	
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING EURO, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING OVUS S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING PRAHA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING SENIOREN PARK GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
CAC REAL ESTATE, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
CAC-IMMO SRO	CESKE BUDEJOVICE	1	UNICREDIT LEASING (AUSTRIA) GMBH	..	
			UNICREDIT LEASING S.P.A.	100.00	
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
CALG 307 MOBILIEN LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			CALG IMMOBILIEN LEASING GMBH	1.00	
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	1	CALG ANLAGEN LEASING GMBH	99.90	100.00
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
CALG IMMOBILIEN LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
CARD COMPLETE SERVICE BANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	50.10	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
CENTAR KAPTOL DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
CHEFREN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN	1	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	100.00	
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
CJSC BANK SIBIR	OMSK CITY	1	JSC ATF BANK	100.00	
CLOSED JOINT-STOCK COMPANY UNICREDIT SECURITIES	MOSCOW	1	AI BETEILIGUNG GMBH	99.50	
			UNICREDIT SECURITIES INTERNATIONAL LIMITED	0.50	
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	99.80	100.00
CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			JAUSERN-LEASING GESELLSCHAFT M.B.H.	25.00	
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
DAB BANK AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	76.89	
DEBO LEASING IFN S.A.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
DINERS CLUB CEE HOLDING AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	1	DINERS CLUB CEE HOLDING AG	100.00	
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
DLB LEASING, S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
DOMUS BISTRO GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
DOMUS CLEAN REINIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
DOMUS FACILITY MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EK MITTELSTANDSFINANZIERUNGS AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	98.00	

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100.00	
ENTASI SRL	ROME	1	UNICREDIT SPA	100.00	
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
EURO-IMMOPROFIL	MUNCHEN	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
EUROFINANCE 2000 SRL	ROME	1	UNICREDIT SPA	100.00	
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	..	
			UNICREDIT BANK AUSTRIA AG	99.30	
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99.60	
			PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0.40	
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100.00	
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
FACTORBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
FINANSE PLC.	LONDON	1	BANK PEKAO SA	100.00	
			HOLDING SP.Z.O.O.	..	
FINECO CREDIT S.P.A.	MILAN	1	UNICREDIT FAMILY FINANCING BANK SPA	100.00	
FINECO LEASING S.P.A.	BRESCIA	1	UNICREDIT SPA	100.00	
FINECO PRESTITI S.P.A.	MILAN	1	UNICREDIT FAMILY FINANCING BANK SPA	100.00	
FINECO VERWALTUNG AG	MONACO	1	UNICREDIT SPA	100.00	
FINECOBANK SPA	MILAN	1	UNICREDIT SPA	100.00	
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75.00	
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
FONDO SIGMA	ROME	4	UNICREDIT SPA	100.00	(3)
FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.00	100.00
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	100.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
GELDILUX-TS-2005 S.A.	LUXEMBURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2007 S.A.	LUXEMBURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2008 S.A.	LUXEMBURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GELDILUX-TS-2009 S.A.	LUXEMBURG	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100.00	(3)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.30	37.50
			CALG IMMOBILIEN LEASING GMBH	37.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	6.00 (3)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	
GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	66.67
			CALG IMMOBILIEN LEASING GMBH	..	33.33
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	100.00	94.00
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	98.24
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	10.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90.00	
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MUNICH	4	HVB PROJEKT GMBH	99.92	0.18 (3)
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	
H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG (IMMOBILIENLEASING)	MUNICH	4	HVB IMMOBILIEN AG	99.92	(3)
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	
HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
			WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	74.80	75.00
HOLDING SP.Z.O.O.	WARSAW	1	BANK PEKAO SA	100.00	
HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
HVB - LEASING PLUTO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100.00	
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL ASIA LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC III	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VI	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL LLC VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB CAPITAL PARTNERS AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB FIERO LEASING OOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	
HVB FINANCE LONDON LIMITED	LONDON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB FUNDING TRUST I	WILMINGTON	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
HVB FUNDING TRUST II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB FUNDING TRUST III	WILMINGTON	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
HVB FUNDING TRUST VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	4.99	
HVB HONG KONG LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB IMMOBILIEN AG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB INVESTITIONSBANK GMBH	HAMBURG	1	HVB LEASING GMBH	100.00	
HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLANDS	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING CPB D.O.O.	SARAJEVO	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
HVB LEASING GMBH	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB LEASING OOD	SOFIA	1	UNICREDIT BULBANK AD	10.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.00	
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
HVB PROJEKT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.01	
			HVB IMMOBILIEN AG	93.99	
HVB SUPER LEASING EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
HVB TECTA GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
HVB U.S. FINANCE INC.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4 GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING GARO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING JUPITER KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING NANO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING RUBIN KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING SMARAGD KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
HVB-LEASING ZAFIR KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
I-FABER SPA	MILAN	1	UNICREDIT SPA	65.32	
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
INPROX CHOMUTOV, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
INPROX KLADNO, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
INTERKONZUM DOO SARAJEVO	SARAJEVO	1	BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	100.00	
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	94.00	
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.15	
			HVB IMMOBILIEN AG	93.85	
INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
IPSE 2000 S.P.A.	ROME	1	UNICREDIT SPA	50.00	
IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	PALERMO	1	BANCO DI SICILIA SPA	76.26	
ISB UNIVERSALE BAU GMBH	BRANDENBURGO	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
ISTRA D.M.C. DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD	100.00	
ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	LEONDING	1	BLUE CAPITAL FONDS GMBH	..	0.10
			TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	99.03	
			WEALTHCAP INVESTORENBETREUUNG GMBH	..	0.10
JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	1	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	69.19	69.21
			UNICREDIT BANK AUSTRIA AG	26.15	26.16
JSC ATF BANK	ALMATY CITY	1	UNICREDIT BANK AUSTRIA AG	99.70	
KADMOS IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
KUNSTHAUS LEASING GMBH	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
LAGERMAX LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	98.80	99.00
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
LEASFINANZ BANK GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100.00	
LEASFINANZ GMBH	WIEN	1	LF BETEILIGUNGEN GMBH	100.00	
LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
LF BETEILIGUNGEN GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100.00	
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG	1	HVB LEASING GMBH	100.00	
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
LINO HOTEL-LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
LOCALMIND SPA	MILAN	1	UNICREDIT SPA	95.76	
LOCAT CROATIA DOO	ZAGREB	1	UNICREDIT LEASING S.P.A.	100.00	
LOWES LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	1	UNICREDIT MOBILIEN LEASING GMBH	98.04	100.00
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	1	UNICREDIT PEGASUS LEASING GMBH	99.96	100.00
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
MC MARKETING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
MC RETAIL GMBH	WIEN	1	MC MARKETING GMBH	100.00	
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	100.00	
MEZZANIN FINANZIERUNGS AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	56.67	
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
MOBILITY CONCEPT GMBH	UNTERHACHING	1	HVB LEASING GMBH	60.00	
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	4	HVB PROJEKT GMBH	100.00	23.00[(3)]
MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
MY BETEILIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	6.00	
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	1	HVB CAPITAL PARTNERS AG	85.00	
OCEAN BREEZE ENERGY GMBH & CO. KG	MUNCHEN	4	OCEAN BREEZE FINANCE S.A.	100.00	[(3)]

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
OCEAN BREEZE FINANCE S.A.	LUXEMBURG	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	0.02	
			UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			HVB IMMOBILIEN AG	94.00	
OOO UNICREDIT LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
OPEN SAVING PENSIOON FUND OTAN JSC	ALMATY CITY	1	JSC ATF BANK	87.06	
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	WIEN	1	SCHOELLERBANK AKTIENGESELLSCHAFT	100.00	
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.60	99.80
			UNICREDIT LEASING (AUSTRIA) GMBH	0.20	
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
PEKAO BANK HIPOTECZNY S.A.	WARSAW	1	BANK PEKAO SA	99.96	
			HOLDING SP.Z.O.O.	0.04	
PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	36.49	
			PEKAO LEASING HOLDING S.A.	63.51	
PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
PEKAO TELECENTRUM SP. ZOO	KRAKOW	1	BANK PEKAO SA	100.00	
PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
PENSIONSKASSE DER HYPO VEREINSBANK VVAG	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	TEL AVIV	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	96.03	
			UNICREDIT TIRIAC BANK S.A.	3.97	
PIONEER ASSET MANAGEMENT SA	LUXEMBURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDIT SPA	100.00	
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	1	PIONEER ASSET MANAGEMENT AS	1.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	99.00	
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AG	BERNA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
PLANETHOME AG	UNTERFOHRING	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100.00	
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99.90	
			UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0.10	
POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	1	UNICREDIT BANK AUSTRIA AG	100.00	
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
QUERCIA FUNDING SRL	VERONA	1	UNICREDIT CORPORATE BANKING SPA	65.00	
QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SPA	100.00	
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	99.90	
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	UNICREDIT LEASING S.P.A.	100.00	
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
REDSTONE	LONDON	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	90.00
RONDO LEASING GMBH	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
ROSENKAVALIER 2008 GMBH	MUNICH	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELL SCHAFTM.B.H. & CO. OBJEKT	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.83	
			RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	0.17	
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
SALOME FUNDING LTD.	DUBLIN	4	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	(3)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	1	BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	95.00	
			UNICREDIT GLOBAL LEASING EXPORT GMBH	5.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
SHS LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
SIA UNICREDIT INSURANCE BROKER	RIGA	1	SIA UNICREDIT LEASING	100.00	
SIA UNICREDIT LEASING	RIGA	1	AS UNICREDIT BANK	49.00	
			UNICREDIT LEASING S.P.A.	51.00	
SIGMA LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.40	99.60
			UNICREDIT LEASING (AUSTRIA) GMBH	0.40	
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
			SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	Paris	1	UNICREDIT SPA	100.00	
SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	ROME	1	UNICREDIT SPA	100.00	
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	94.90
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	99.00
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
SRQ FINANZPARTNER AG	BERLIN	1	DAB BANK AG	81.61	
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	24.00	
			UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	75.80	76.00
STRUCTURED LEASE GMBH	GRUNWALD	1	HVB LEASING GMBH	100.00	
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100.00	87.50
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100.00	87.50
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	100.00	75.00
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA REAL INVEST GMBH	100.00	
TREVI FINANCE N. 2 S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
TREVI FINANCE S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG	1	ISB UNIVERSALE BAU GMBH	100.00	
UNI IT SRL	LAVIS	1	UNICREDIT BUSINESS PARTNER S.C.P.A	51.00	
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT AUDIT SPA	MILAN	1	ASPRA FINANCE SPA	0.1	
			BANCO DI SICILIA SPA	0.1	
			FINECO CREDIT S.P.A.	0.1	
			FINECO PRESTITI S.P.A.	0.1	
			FINECOBANK SPA	0.1	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	0.1	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	0.1	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	0.1	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	0.1	
			UNICREDIT BANCA DI ROMA SPA	0.1	
			UNICREDIT BANCA SPA	0.1	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	0.1	
			UNICREDIT BUSINESS PARTNER S.C.P.A	0.1	
			UNICREDIT CORPORATE BANKING SPA	0.1	
			UNICREDIT FACTORING SPA	0.1	
			UNICREDIT FAMILY FINANCING BANK SPA	0.1	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	0.1	
			UNICREDIT PRIVATE BANKING SPA	0.1	
			UNICREDIT REAL ESTATE SPA	0.1	
			UNICREDIT SPA	99.81	
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100.00	
UNICREDIT BANCA DI ROMA SPA	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDIT SPA	100.00	
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	MILAN	1	BANCO DI SICILIA SPA	0.1	
			FINECOBANK SPA	0.1	
			UNICREDIT BANCA DI ROMA SPA	0.1	
			UNICREDIT BANCA SPA	0.1	
			UNICREDIT CORPORATE BANKING SPA	0.1	
			UNICREDIT FAMILY FINANCING BANK SPA	0.1	
			UNICREDIT PRIVATE BANKING SPA	0.1	
			UNICREDIT SPA	99.93	
UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	1	UNICREDIT BANK AUSTRIA AG	90.93	
UNICREDIT BANK AUSTRIA AG	WIEN	1	UNICREDIT SPA	100.00	
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	1	UNICREDIT BANK AUSTRIA AG	100.00	
UNICREDIT BANK DD	MOSTAR	1	UNICREDIT BANK AUSTRIA AG	24.40	24.29
			UNICREDIT SPA	3.27	3.28
			ZAGREBACKA BANKA DD	65.63	
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	1	UNICREDIT BANK AUSTRIA AG	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT BANK IRELAND PLC	DUBLIN	1	UNICREDIT SPA	100.00	
UNICREDIT BANK LTD	LUCK	1	BANK PEKAO SA	100.00	
UNICREDIT BANK SERBIA JSC	BELGRADO	1	UNICREDIT BANK AUSTRIA AG	99.92	
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	UNICREDIT BANK AUSTRIA AG	99.03	
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	1	UNICREDIT BANK AUSTRIA AG	99.99	
UNICREDIT BPC MORTGAGE S.R.L.	VERONA	1	UNICREDIT FAMILY FINANCING BANK SPA	60.00	
UNICREDIT BROKER D.O.O	ZAGREB	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
			UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	80.00	
UNICREDIT BROKER S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19.68	
			UNICREDIT LEASING SLOVAKIA A.S.	80.32	
UNICREDIT BULBANK AD	SOFIA	1	UNICREDIT BANK AUSTRIA AG	92.10	
			UNICREDIT SPA	..	
UNICREDIT BUSINESS PARTNER S.C.P.A	COLOGNO MONZESE	1	BANCO DI SICILIA SPA	..	
			BAYERISCHE HYPO- UND VEREINSBANK AG	18.11	
			FINECOBANK SPA	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANK AUSTRIA AG	28.81	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT REAL ESTATE SPA	..	
			UNICREDIT SPA	53.07	
UNICREDIT CA IB ROMANIA SRL	BUCHAREST	1	UNICREDIT CAIB AG	99.98	
			UNICREDIT CAIB SLOVAKIA, A.S.	0.02	
UNICREDIT CAIB AG	WIEN	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB HUNGARY LTD	BUDAPEST	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB POLAND S.A.	WARSAW	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	1	UNICREDIT BANK AUSTRIA AG	..	
			UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SERBIA LTD BELGRADE	BELGRADO	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB SLOVENIJA DOO	LJUBLJANA	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAIB UK LTD.	LONDON	1	UNICREDIT CAIB AG	100.00	
UNICREDIT CAPITAL MARKETS INC.	NEW YORK	1	HVB U.S. FINANCE INC.	100.00	
UNICREDIT CONSUMER FINANCING AD	SOFIA	1	UNICREDIT BULBANK AD	49.90	
			UNICREDIT FAMILY FINANCING BANK SPA	50.10	
UNICREDIT CONSUMER FINANCING IFN S.A.	BUCHAREST	1	UNICREDIT FAMILY FINANCING BANK SPA	65.00	
			UNICREDIT TIRIAC BANK S.A.	35.00	
UNICREDIT CORPORATE BANKING SPA	VERONA	1	UNICREDIT SPA	100.00	
UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	1	UNICREDIT SPA	100.00	
UNICREDIT CREDIT MANAGEMENT IMMOBILIARE S.P.A.	ROME	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
UNICREDIT DELAWARE INC	DOVER	1	UNICREDIT SPA	100.00	
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100.00	

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
UNICREDIT FAMILY FINANCING BANK SPA	MILAN	1	UNICREDIT SPA	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100.00	
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	25.20	
			UNICREDIT LEASING KFT	74.80	
UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN	1	BANCO DI SICILIA SPA	..	
			BAYERISCHE HYPO- UND VEREINSBANK AG	24.72	
			FINECO CREDIT S.P.A.	..	
			FINECO PRESTITI S.P.A.	..	
			FINECOBANK SPA	..	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	..	
			UNICREDIT AUDIT SPA	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	..	
			UNICREDIT BANK AUSTRIA AG	10.02	
			UNICREDIT BUSINESS PARTNER S.C.P.A	..	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT REAL ESTATE SPA	..	
			UNICREDIT SPA	65.26	
UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	100.00	
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT INSURANCE BROKER OOD	SOFIA	1	HVB LEASING OOD	80.00	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBURG	1	UNICREDIT SPA	100.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT IRELAND FINANCIAL SERVICES LTD	DUBLIN	1	UNICREDIT BANK IRELAND PLC	100.00	
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
UNICREDIT KFZ LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100.00	
UNICREDIT LEASING (AUSTRIA) GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	99.98	
UNICREDIT LEASING AD	SOFIA	1	UNICREDIT BULBANK AD	49.00	
			UNICREDIT LEASING S.P.A.	51.00	
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	1	BULBANK LEASING EAD	100.00	
UNICREDIT LEASING BAUTRAGER GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	1	UNICREDIT LEASING S.P.A.	80.00	
			UNICREDIT TIRIAC BANK S.A.	20.00	
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING CZ, A.S.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING D.O.O.	SARAJEVO	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING FLEET MANAGEMENT S.R.L.	BUCHAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.00	
			UNICREDIT LEASING S.P.A.	90.00	
UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
UNICREDIT LEASING KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING LUNA KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
UNICREDIT LEASING MARS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	1	UNICREDIT TIRIAC BANK S.A.	..	
UNICREDIT LEASING S.P.A.	BOLOGNA	1	UNICREDIT BANK AUSTRIA AG	31.01	
			UNICREDIT SPA	68.99	
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	UNICREDIT BANK SLOVAKIA AS	19.90	
			UNICREDIT LEASING CZ, A.S.	8.80	
			UNICREDIT LEASING S.P.A.	71.30	
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BELGRADO	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING TOB	KIEV	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT LEASING URANUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	1	UNICREDIT BANKA SLOVENIJA D.D.	3.63	
			UNICREDIT LEASING S.P.A.	96.37	
UNICREDIT LONDON INVESTMENTS LIMITED	LONDON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
UNICREDIT LUNA LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	100.00	
UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
UNICREDIT MERCHANT S.P.A.	ROME	1	UNICREDIT SPA	100.00	

First-Half Condensed Consolidated Financial Statements

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT MOBILIEN LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
UNICREDIT PARTNER D.O.O BEOGRAD	BELGRADO	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	100.00	
UNICREDIT PARTNER LLC	KIEV	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
UNICREDIT PEGASUS LEASING GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	75.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
UNICREDIT POIJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
UNICREDIT POLARIS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
UNICREDIT PRIVATE BANKING SPA	TORINO	1	UNICREDIT SPA	100.00	
UNICREDIT REAL ESTATE ADVISORY SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	51.00	
UNICREDIT REAL ESTATE SPA	GENOVA	1	ASPRA FINANCE SPA	..	
			BANCO DI SICILIA SPA	..	
			FINECO CREDIT S.P.A.	..	
			FINECOBANK SPA	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	..	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	..	
			UNICREDIT AUDIT SPA	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL	..	
			UNICREDIT BUSINESS PARTNER S.C.P.A	..	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT SPA	100.00	
UNICREDIT RENT D.O.O. BEOGRAD	BELGRADO	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
UNICREDIT SECURITIES INTERNATIONAL LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
UNICREDIT TECHRENT LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
UNICREDIT TIRIAC BANK S.A.	BUCHAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0.1	
			BANK AUSTRIA-CEE BETEILIGUNGS GMBH	0.1	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.1	
			UNICREDIT BANK AUSTRIA AG	50.56	
			UNICREDIT LEASING (AUSTRIA) GMBH	0.1	
			UNICREDIT LEASING ROMANIA IFN S.A.	..	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LJUBLJANA	4	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	(3)
UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT-LEASING HOSPES KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	96.35	
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDIT - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDIT - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDIT - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDIT - GRAN BRETAGNA	100.00	
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDIT SPA	100.00	
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDIT SPA	100.00	
UNIMANAGEMENT SRL	TORINO	1	UNICREDIT SPA	100.00	
UNIVERSALE BUCHHOLZ GBR	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.70	99.69
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.30	0.31
UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT BANK DD	48.80	
			ZANE BH DOO	20.63	
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	70.00	
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100.00	
WEALTHCAP INITIATOREN GMBH	HAMBURG	1	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	100.00	
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
WEALTHCAP PEIA MANAGEMENT GMBH	MUNICH	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	94.00	
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
WED DONAU- CITY GMBH	WIEN	1	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	100.00	
WED HOLDING GESELLSCHAFT M.B.H.	WIEN	4	UNICREDIT BANK AUSTRIA AG	48.06	(3)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	38.00	
			WED HOLDING GESELLSCHAFT M.B.H.	62.00	
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
			UNICREDIT SPA	50.00	
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS[2]
			HELD BY	HOLDING %	
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
ZABA TURIZAM DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZABA ULAGANJA D.D. ZA SAVJETOVANJE U POSLOVANJU I UPRAVLJANJU	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREB NEKRETNINE DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZAGREBACKA BANKA DD	ZAGREB	1	UNICREDIT BANK AUSTRIA AG	84.21	
ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100.00	
ZAO IMB-LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
ZAO LOCAT LEASING RUSSIA	MOSCOW	1	UNICREDIT LEASING S.P.A.	100.00	
ZAO UNICREDIT BANK	MOSCOW	1	UNICREDIT BANK AUSTRIA AG	100.00	
ZB INVEST DOO	ZAGREB	1	ZAGREBACKA BANKA DD	100.00	
ZETA FUNF HANDELS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
A.2 COMPANIES RECOGNISED USING PROPORTIONATE CONSOLIDATION					
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN	7	ASSET MANAGEMENT GMBH	..	
			PIONEER INVESTMENTS AUSTRIA GMBH	..	
			UNICREDIT BANK AUSTRIA AG	49.99	
KOC FINANSAL HIZMETLER AS	ISTANBUL	7	UNICREDIT BANK AUSTRIA AG	50.00	
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	YAPI KREDI BANK NEDERLAND NV	40.90	
UNICREDIT MENKUL DEGERLER AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	50.00	
YAPI KREDI AZERBAIJAN	BAKU	7	YAPI KREDI FINANSAL KIRALAMA AO	0.04	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.04	
			YAPI VE KREDI BANKASI AS	40.82	
YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	YAPI KREDI HOLDING BV	13.40	
			YAPI VE KREDI BANKASI AS	27.50	
YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.02	
			YAPI KREDI SIGORTA AS	38.40	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.02	
			YAPI VE KREDI BANKASI AS	..	
YAPI KREDI FAKTORING AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	...	
			YAPI VE KREDI BANKASI AS	40.88	
YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	YAPI KREDI FAKTORING AS	..	
			YAPI VE KREDI BANKASI AS	40.43	
YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.90	
YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI FINANSAL KIRALAMA AO	0.06	
			YAPI VE KREDI BANKASI AS	40.83	
YAPI KREDI PORTFOY YONETIMI AS	BARBAROS	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	35.70	
			YAPI VE KREDI BANKASI AS	5.17	
YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3.25	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	4.90	
			YAPI VE KREDI BANKASI AS	30.27	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	40.89	
YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	18.39	
			YAPI VE KREDI BANKASI AS	4.54	
YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40.90	
A.3 COMPANIES VALUED AT EQUITY METHOD					
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN	8	DINERS CLUB CEE HOLDING AG	33.33	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
AVIVA SPA	MILAN	8	UNICREDIT SPA	49.00	

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS[2]
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	CABET-HOLDING-AKTIENGESELLSCHAFT	37.53	
			UNICREDIT BANK AUSTRIA AG	9.85	4.93
BANQUE DE COMMERCE ET DE PLACEMENTS SA	GINEVRA	8	YAPI VE KREDI BANKASI AS	30.67	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	CABET-HOLDING-AKTIENGESELLSCHAFT	28.01	29.93
			UNICREDIT BANK AUSTRIA AG	8.02	7.60
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN	8	UNICREDIT BANK AUSTRIA AG	11.17	
CAPITALIA ASSICURAZIONI S.P.A.	MILAN	8	UNICREDIT SPA	49.00	
CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	
CNP UNICREDIT VITA S.P.A.	MILAN	8	UNICREDIT SPA	38.80	
COMPAGNIA ITALPETROLI S.P.A.	ROME	8	UNICREDIT CORPORATE BANKING SPA	49.00	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDATION	NAPOLI	8	QUERCIA SOFTWARE SPA	33.33	
CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT SPA	50.00	
CREDITRAS VITA SPA	MILAN	8	UNICREDIT SPA	50.00	
DA VINCI S.R.L.	ROME	8	FONDO SIGMA	25.00	
EUROPROGETTI & FINANZA S.P.A. IN LIQUIDAZIONE	ROME	8	UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	39.79	
FIDIA SGR SPA	MILAN	8	UNICREDIT SPA	50.00	
G.B.S. - GENERAL BROKER SERVICE S.P.A.	ROME	8	UNICREDIT SPA	20.00	
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	8	BANK PEKAO SA	34.44	
MALGARA FINANZIARIA SRL	TREVISO	8	UNICREDIT CORPORATE BANKING SPA	49.00	
MEDIOBANCA BANCA DI CREDITO FINANZIARIO SPA	MILAN	8	UNICREDIT SPA	8.66	
NOTARTREUHANDBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	25.00	
NUOVA TEATRO ELISEO S.P.A.	ROME	8	UNICREDIT SPA	41.01	
OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
OBERBANK AG	LINZ	8	CABET-HOLDING-AKTIENGESELLSCHAFT	29.15	32.78
			UNICREDIT BANK AUSTRIA AG	4.19	1.47
OESTERREICHISCHE CLEARINGBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	18.51	
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN	8	CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
			SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
			UNICREDIT BANK AUSTRIA AG	16.14	
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN	8	UNICREDIT BANK AUSTRIA AG	50.00	
PAYLIFE BANK GMBH	WIEN	8	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	5.78	
			UNICREDIT BANK AUSTRIA AG	13.59	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	8	BANK PEKAO SA	25.00	
RAMIUS FUND OF FUNDS GROUP LLC	DELAWARE	8	HVB ALTERNATIVE ADVISORS LLC	50.00	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	50.00	
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	PALERMO	8	UNICREDIT SPA	40.49	

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

Continued: Investments in subsidiaries, companies recognised under proportionate consolidation and valued at equity

			OWNERSHIP RELATIONSHIP		
NAME	MAIN OFFICE	TYPE OF RELATIONSHIP[1]	HELD BY	HOLDING %	VOTING RIGHTS[2]
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDATION	ROME	8	IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.05	
			UNICREDIT SPA	26.38	
SVILUPPO GLOBALE GEIE	ROME	8	UNICREDIT SPA	25.00	
TORRE SGR S.P.A.	ROME	8	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	37.50	
UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SPA	100.00	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	

(1) Type of relationship:
1 = majority of voting rights at ordinary shareholders' meeting
2 = dominant influence at ordinary shareholders' meeting
3 = agreements with other shareholders
4 = other types of control
5 = centralised management pursuant to paragraph 1 of art. 26 of "Legislative decree 87/92"
6 = centralised management pursuant to paragraph 2 of art. 26 of "Legislative decree 87/92"
7 = joint control
8 = associate company
(2) Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.
(3) Compliant with SIC 12 the company is fully consolidated by.

Besides above-mentioned companies, there are companies totally controlled and under significant influence valued at cost.

Section 4 - Subsequent Events

No events that would have necessitated adjustments to the results given in the Half-Year Financial Report as at June 30, 2009.

Section 5 - Other Matters

Since first half 2009 the following principles and accounting interpretations have become effective:
- IAS 1: Presentation of Financial Statements (transposed into EC regulation 1274/2008);
- IAS 23: Borrowing costs (EC regulation 1260/2008);
- Amendments to IAS 32: Financial Instruments - Disclosure and Presentation and to IAS1: Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation (EC regulation 53/2009);
- Amendments to IFRS 1: First-time Adoption of International Financial Reporting Standards and to IAS 27: Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly-Controlled Entità or Associate (EC regulation 69/2009);
- Amendments to IFRS 2: Share-Based Payment (Ec regulation 1261/2008);
- IFRS 8: Operating Segments (EC regulation 1358/2007);
- IFRIC 13: Customer Loyalty Programmes (EC regulation 1262/2008);
- IFRIC 14: The limit of a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (EC regulation 1263/2008).

For information on the adoption of the Comprehensive Income Statement under the revised IAS 1 Presentation of financial statements please see Section 2 above - Preparation Criteria. The coming into force of IFRS 8 "Operating Segments" has not had any effect on Segment Reporting (Part D of the Notes to the Accounts), since the criteria underlying the preparation of the financial disclosure, which were determined by the replaced IAS 14, are the same as those used for reporting provided to the chief operating decision maker, as required by the new Standard. The coming into force of the other mentioned standards or interpretations has not affected the consolidated balance sheet or income statement.

The European Commission also transposed some accounting principles which have become effective after June 30, 2009, for which the Group did not avail itself of the possibility to implement them in advance:
- Improvements to IFRSs (EC regulation 70/2009);
- Amendments to IAS 27: Consolidated and Separate Financial Statements (EC regulation 494/2009);
- IFRS 3: Business Combinations (EC regulation 495/2009);
- IFRIC 12: Service Concession Arrangements (EC regulation 254/2009);
- IFRIC 16: Hedges of a Net Investment in a Foreign Operation (EC regulation 460/2009).

The required changes are under examination. We do not in any case believe that these standards will have any significant impact on our income statement or balance sheet.

As at June 30, 2009 the IASB had issued or reviewed the following accounting principles:
- Amendments to IAS 39: Financial Instruments - Recognition and Measurements - Eligible Hedged Items;
- Amendments to IAS 39: Reclassification of Financial Assets - Effective Date and *Transition*;
- IFRS 1: First-time adoption of IFRSs;
- Amendments to IFRS 7: Improving Disclosures about Financial Instruments;
- Amendments to IFRIC 9 and to IAS 39: Embedded Derivatives;
- IFRIC 15: Agreement for the Construction of Real Estate;
- IFRIC 17: Distributions of Non-Cash Assets to Owners;
- IFRIC 18: Transfers of Assets from Customers.

However, the adoption of these principles by the Group is subject to transposition thereof by the European Union.

Starting from January 1, 2009, exchange differences relating to net foreign investments (subsidiaries, associates or joint ventures) have been reclassified in Group equity as 'exchange differences' in item 140 *Valuation Reserves*. These exchange differences were previously recognized as 'other retained profit' in item 170 Reserves.

For the sake of comparability we have therefore restated the December 2008 balance-sheet figures, the notes to the accounts and the statement of changes to shareholders' equity (in the case of the latter, also the First Half 2008 figures) to take these effects into account.

This Half-Year Financial Report was approved by the Board of Directors on August 4, 2009, which also authorised publication of the essential data.

The whole document is lodged with the competent offices and entities as required by law.

Explanatoy Notes (Continued)

Part A) Accounting Policies (Continued)

A2) The Main Items of the Accounts

With regard to the classification and valuation of the main items, please refer to Part A 2) of the Notes to the Consolidated Accounts as at December 31, 2008. No changes have been made to these principles.

A3) Reclassified financial assets

EC Regulation 1004 dated October 15, 2008 transposed the changes made to IAS 39 and IFRS 7 "Reclassification of financial assets" by the IASB.

These changes applied as from July 1, 2008 and allow, after initial recognition, the reclassification of certain "held for trading" and "available for sale" financial assets.

The following may be reclassified:
- "Held for trading" and "available for sale" financial assets which would have complied with the IFRS definition of loans and receivables (if they had not been recognized as "held for trading" and "available for sale" financial assets on initial recognition), provided that the entity has the intention and ability to hold them for the foreseeable future or to maturity.
- "Only in rare circumstances" held for trading financial assets failed to satisfy the loans and receivables definition on initial recognition and § 2 of the above Regulation noted that "the current financial crisis is considered one of such rare circumstances that may justify the use of this option [sc. reclassification] by the entity".

In H2 2008 and H1 2009 the Group reclassified, mostly in Loans portfolio, and - in small portion - in "held-to-maturity" portfolio, the " "held for trading" financial assets (other than derivatives or financial instruments with embedded derivatives) and "available for sale" financial assets in respect of which there was no intention to sell due to reduced liquidity and continuing market turmoil.

It was considered that given inter alia the good fundamental underlying values the best profit strategy was to retain these assets for the foreseeable future.

There reclassifications therefore more closely align accounting classification and management strategy in light of the changes intention and capability to retain these assets instead of selling them in the short term.

As note, the Directors believe that their intrinsic value is higher than fair value, considering the significant negative impact on the latter of the market's reduced liquidity.

In addition to financial instruments reclassified in 2008, in H1 2009 further financial assets with a face value of €9,522,562, almost entirely consisting of government, public sector, corporate and financial institutions' bonds (some of the last-named being guaranteed) and Covered Bonds and *Pfandbriefe* (OBGs), were reclassified.

These assets were recognized at fair value on the date of reclassification without reversing the impact on the income statement for "held for trading" financial assets, whereas changes to the fair value of "available for sale" financial assets recognized in equity up to the reclassification date will be amortized over the residual life of the asset.

These assets will subsequently be valued at amortized cost, adjusted where necessary to take account of write-downs and write-backs resulting from valuation.

The following table gives face value, carrying value and fair value at June 30, 2009 by category of reclassified asset as well as the capital loss, gross of the tax effect, which would have been recognized had the reclassification not been made.

Financial assets reclassified (€ thousands)

	AMOUNTS AS AT 06.30.2009				
	NOMINAL AMOUNT	CARRYING AMOUNT	FAIR VALUE	FAIR VALUE GAINS/LOSSES NOT RECOGNIZED IN FIRST HALF 2009 DUE TO RECLASSIFICATION (PRE-TAX)	TOTAL FAIR VALUE GAINS/ LOSSES NOT RECOGNIZED DUE TO RECLASSIFICATION (PRE-TAX)
Financial assets reclassified from category "Held for Trading" to "Loans and Receivables":	25,915,760	24,688,091	22,329,523	32,680	-2,228,590
- *Structured credit products*	*9,539,686*	*8,631,554*	*6,682,529*	*-396,274*	*-1,897,078*
- *Other debt securities*	*7,051,232*	*6,822,003*	*6,479,486*	*489,253*	*-271,214*
- *Other debt securities reclassified in first half 2009*	*9,324,842*	*9,234,534*	*9,167,508*	*-60,298*	*-60,298*
Financial assets reclassified from category "Held for Trading" to "Held to Maturity"	126,610	142,787	128,997	1,416	-4,493
Financial assets reclassified from category "Available for Sale" to "Loans and Receivables"	765,039	745,728	734,272	-9,259 (*)	-8,037 (*)
- *Other debt securities reclassified in 2008*	*567,319*	*572,552*	*569,926*	*-1,014*	*208*
- *Structured credit products reclassified in first half 2009*	*197,720*	*173,176*	*164,346*	*-8,245*	*-8,245*
TOTAL	**26,807,409**	**25,576,606**	**23,192,792**	**24,837**	**-2,241,120**
- *of which Financial assets reclassified in first half 2009*	*9,522,562*	*9,407,710*	*9,331,854*	*-68,543*	*-68,543*

(*) amount pertaining to revaluation reserve instead of Profit and Loss.

The application of the amortized cost method to these assets, adjusted where necessary to take into account the credit risk assessment, also involved the recognition of interest receivable amounting to €134,708 (of which €387 referred to assets previously available for sale) and write-downs amounting to €64,811 in H1 2009.

Consequently, taking the above amounts into account, the overall pre-tax effect on profit at June 30, 2009 would have been a loss of €35,414 had the reclassification not been made.

These effects, aggregated as at the date of reclassification, would have been €289,494 in interest receivable (of which €977 referred to assets previously available for sale), €149,647 in write-downs and €14,666 in recognized gains on disposal, and thus the overall pre-tax effect on profit would have been a loss of €2,371,953 had the reclassification not been made.

Explanatory Notes

Part B) Consolidated Balance Sheet

Explanatory Notes

Part B) Consolidated Balance Sheet

Assets

Section 2 - Financial assets held for trading - Item 20

In H1 2009 financial assets with a carrying value of €9,234,534, almost entirely consisting of government, public sector, corporate and financial institutions' bonds (some of the last-named being guaranteed) and Covered Bonds and *Pfandbriefe* (OBGs), were reclassified to items 60 *Loans and receivables with banks* and 70 *Loans and receivables with customers* (see also 3 Reclassified financial assets of Part A) Accounting Policies).

The derivatives item decrease was mainly due to the fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.) especially in Q2 2009.

2.1 Financial assets held for trading: product breakdown (€ thousands)

	AMOUNTS AS AT			
	06.30.2009			12.31.2008
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	TOTAL
A) Financial assets (non-derivatives)				
1. Debt securities	30,025,328	4,420,093	34,445,421	54,710,561
2. Equity instruments	5,919,849	253,487	6,173,336	4,827,879
3. Units in investment funds	1,021,485	843,383	1,864,868	2,561,564
4. Loans	29,075	8,947,961	8,977,036	13,847,311
5. Impaired assets	1,293	1	1,294	1,562
6. Assets sold but not derecognised	7,737,411	-	7,737,411	8,403,371
Total (A)	**44,734,441**	**14,464,925**	**59,199,366**	**84,352,248**
B) Derivative instruments				
1. Financial derivatives	6,696,401	80,898,310	87,594,711	101,361,425
2. Credit derivatives	-	10,327,933	10,327,933	19,176,215
Total (B)	**6,696,401**	**91,226,243**	**97,922,644**	**120,537,640**
Total (A+B)	**51,430,842**	**105,691,168**	**157,122,010**	**204,889,888**

Financial assets are classified as listed if they have a price in an active market, otherwise they are unlisted. Listed derivates are only those listed on an organized market.

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown (€ thousands)

	AMOUNTS AS AT			
	06.30.2009			12.31.2008
ITEMS/VALUES	LISTED	UNLISTED	TOTAL	TOTAL
1. Debt securities	11,395,608	523,133	11,918,741	12,096,394
2. Equity securities	3,665	47,350	51,015	62,765
3. Units in investment funds	363,703	159,136	522,839	596,501
4. Loans	10	2,580,782	2,580,792	2,880,162
5. Impaired assets	-	-	-	-
6. Assets sold but not derecognised	-	-	-	-
Total	**11,762,986**	**3,310,401**	**15,073,387**	**15,635,822**

Section 4 - Available for sale financial assets - Item 40

In H1 2009 *Other debt instruments* with a carrying value of €173,176 at June 30, 2009 were reclassified to items 70 *Loans and receivables with customers* (see also 3 Reclassified financial assets of Part A) Accounting Policies).

4.1 Available-for-sale financial assets: product breakdown (€ thousands)

	AMOUNTS AS AT			
	06.30.2009		12.31.2008	
ITEMS/VALUES	LISTED	UNLISTED	LISTED	UNLISTED
1. Debt securities	18,460,206	4,652,151	17,912,535	4,147,346
2. Equity instruments	1,836,416	2,342,750	1,806,420	3,086,055
2.1 Measured at fair value	*1,836,056*	*957,126*	*1,797,372*	*1,349,428*
2.2 Carried at cost	*360*	*1,385,624*	*9,048*	*1,736,627*
3. Units in investment funds	248,657	1,184,174	157,033	1,114,040
4. Loans	-	101,694	-	101,711
5. Impaired assets	47,018	617,795	71,099	222,081
6. Assets sold but not derecognised	703,575	-	81,604	366
Total	**21,295,872**	**8,898,564**	**20,028,691**	**8,671,599**

Financial assets are classified as listed if they have a price in an active market; otherwise they are considered unlisted.

Part B) Consolidated Balance Sheet - Assets (Continued)

Section 5 - Held-to-maturity investments - Item 50

The reduction in HtM investments was substantially attributable to the repayment of 2,071,000 debt securities held by UniCredit S.p.A. due to the end of the loan contract.
The item includes reclassified financial assets for a carrying amount of €142,787 as at June 30.

5.1 Held-to-maturity investments: product breakdown (€ thousands)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2009	AMOUNTS AS AT 12.31.2008
1. Debt securities	13,428,236	15,041,473
2. Loans	-	-
3. Impaired assets	-	70
4. Asset sold but not derecognised	1,037,618	1,840,907
Total (carrying amount)	**14,465,854**	**16,882,450**

Section 6 - Loans and receivables with banks - Item 60

The item includes financial assets (mainly *Other debt instruments* including *Covered Bonds* and *Pfandbriefe*) with a carrying value of €10,593,147 at June 30, 2009 reclassified from items 20 *Held-for-trading financial assets* (€10,306,284) and 40 *Available-for-sale financial assets* (€286,863) (see also 3 Reclassified financial assets of Part A) Accounting Policies).

6.1 Loans and receivables with banks: product breakdown (€ thousands)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2009	AMOUNTS AS AT 12.31.2008
A. Loans to Central Banks	**20,395,762**	**21,044,846**
1. Time deposits	35,604	257,122
2. Compulsory reserves	18,601,582	17,608,180
3. Repos	883,540	2,702,557
4. Other	875,036	476,987
B. Loans to Banks	**72,692,018**	**59,782,106**
1. Current accounts and demand deposits	20,714,854	15,749,139
2. Time deposits	5,557,324	13,801,674
3. Other loans	33,889,703	23,443,946
3.1 Repos	*23,154,323*	*10,854,627*
3.2 Finance leases	*4,599*	*4,998*
3.3 Other	*10,730,781*	*12,584,321*
4. Debt securities	12,109,615	6,699,733
4.1 Structured	-	*480*
4.2 Other	*12,109,615*	*6,699,253*
5. Impaired assets	418,806	85,291
6. Assets sold not derecognised	1,716	2,323
Total (carrying amount)	**93,087,780**	**80,826,952**

Section 7 - Loans and receivables with customers - Item 70

The item includes financial assets (mainly non-derivative asset backed securities and government, public sector, corporate and financial institutions' bonds) with a carrying value of €14,840,672 at June 30, 2009 reclassified from items 20 *Held-for-trading financial assets* (€14,381,806) and 40 *Available-for-sale financial assets* (€458,866) (see also 3 Reclassified financial assets of Part A) Accounting Policies).

Furthermore, item 8.2 "Other Debt Securities" includes €465,658 arising from the "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transactions, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions date from before January 1, 2002. The assets underlying these securitization transactions are non-performing loans, which book value was 1,097,794 on the balance-sheet date, whereas their face value was €4,762,694.

7.1 Loans and receivables with customers: product breakdown (€ thousands)

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	**06.30.2009**	**12.31.2008**
1. Current accounts	63,967,052	63,794,080
2. Repos	3,918,853	9,717,136
3. Mortgages	152,079,668	160,196,236
4. Credit cards and personal loans, incl. loans guaranteed by salary	18,185,725	20,298,155
5. Finance leases	20,490,217	22,035,723
6. Factoring	4,055,237	4,344,106
7. Other transactions	205,814,322	225,607,297
8. Debt securities	19,088,725	14,989,662
8.1 Structured securities	*358,935*	*400,267*
8.2 Other debt securities	*18,729,790*	*14,589,395*
9. Impaired assets	24,016,073	19,480,638
10. Assets sold but not derecognised	73,471,218	72,017,380
Total (carrying amount)	**585,087,090**	**612,480,413**

Approximately sixty percent of the total sum of *Other transactions* is attributable to loans to ordinary customers for advance payments, pool transactions and non-current account loans.

Explanatoy Notes (CONTINUED)

Part B) Consolidated Balance Sheet - Assets (CONTINUED)

Section 13 - Intangible Assets - Item 130

As at June 30, 2009 intangible assets are €25,762,545 (€26,481,917 as at December 31, 2008) and include a goodwill for €20,411,923 (€20,888,714 as at December 31, 2008).

The following table shows changes of goodwill during 2008 and H1 2009:

Goodwill		(€ million)
	CHANGES IN	
	H1 2009	2008
Opening balance before PPA		**19,115**
Gross value		*20,438*
Accumulated permanent reductions		*-1,323*
Completion of Capitalia Group Purchase Price Allocation		1,275
Completion of ATON and ATF Group Purchase Price Allocation		-49
of which exchange differences:	-	*1*
Opening balance	**20,889**	**20,341**
Gross value	*22,962*	*21,664*
Accumulated permanent reductions	*-2,073*	*-1,323*
Goodwill arising out of acquisitions made in the year	-	2,176
Permanent reductions	-	*-750*
Disposals	*-45*	*-252*
Net exchange differences	-434	-744
Other change	2	118
Closing balance	**20,412**	**20,889**
Gross value	*22,485*	*22,962*
Accumulated permanent reductions	*-2,073*	*-2,073*

As required by IFRS 3 and IAS 36, in order to perform the impairment test, goodwill was allocated to the following Group Cash Generating Units (CGU), i.e. the lowest level for monitoring goodwill at Group level. In the CGU "Central Eastern Europe" (CEE) additional tests were performed in respect of each country where the Group operates. The allocation methodology adopted took into account synergies and **expected results** by the above CGU.

		(€ million)
	06.30.2009	12.31.2008
Retail Banking	5,975	5,665
Corporate Banking	4,927	4,610
Private Banking	265	569
Asset Management	1,733	1,744
Markets & Investment Banking	1,775	2,141
Central Eastern Europe (CEE)	4,311	4,575
of which:		
JSC Ukrsotsbank (USB)	*484*	*484*
JFC ATF Bank (ATF)	*766*	*968*
Poland's Markets	1,383	1,538
Parent Co. And other subsidiaries	43	47
Goodwill	**20,412**	**20,889**

Amounts as at June 30, 2009 have been updated also as a consequence of changes in the scope of operations occurred in the period.

The impairment test of goodwill is carried out on an annual basis as at the annual report date (December 31st). In addition, as required by IAS 36, the impairment test for goodwill is re-performed whenever there is any indication that goodwill may be impaired. The impairment test for goodwill was therefore performed in respect of the first-half financial report as at June 30, 2009.

The recoverable amount relating to each CGU is the value in use and is determined on the basis of future cash flows expected from each CGU to which the goodwill has been allocated. These cash flows were estimated on the basis of the 2008 – 2010 Strategic Plan approved by the Board of Directors on June 25, 2008. The Strategic Plan was drawn up by the heads of the business Divisions and agreed with the Group's senior management up to final approval. Management also took into consideration the macro-economic and market climate, which had steadily worsened in 2008 and 2009 (especially from the second half of September 2008). These plans were developed for all CGUs and countries of operation.

The UniCredit Group's fair value calculation model is in three stages:

- 2009 - 2010: For this period the three-year plan figures, adjusted for 2009 on the basis of the Board-approved Group budget have been used. 2010 figures have been prudentially re-assessed by the Management in light of the 2009 Group budget to take into consideration the changed economic climate. For USB and ATF the initial period relates to the 2009 - 2013 period, with figures for 2009 taken from the forecast, figures for 2010 - 2011 resulting from Strategic Plans drawn up by management and figures for 2012-2013 estimated through elaborations made by the management using main performance indicators of USB and ATF;
- 2011 - 2017: For this period cash flow projections were extrapolated starting with the Strategic Plan figures, adjusted where necessary as mentioned above and applying declining rates of growth up to Terminal Value.
- Terminal Value was determined using notional growth rates of 2%. For USB and ATF, the calculation of Terminal Value was made starting from 2014, using a notional growth rate of 2%.

Assets used in the business (corporate assets) were allocated to their respective CGUs, as applicable. The recoverability of unallocated assets was tested at Group level.

The main assumptions used by Management to calculate the CGUs' recoverable amounts were the following:

CGU	DISCOUNT RATE NET OF TAXES (KE)	NOTIONAL GROWTH RATE USED FOR THE CALCULATION OF TERMINAL VALUE
Retail	8.70%	2.00%
Corporate	9.60%	2.00%
Private Banking	8.90%	2.00%
Asset Management	10.18%	2.00%
Markets & Investment Banking	11.00%	2.00%
Central Eastern Europe (CEE) (1)	16.06%	2.00%
of which:		
JSC Ukrsotsbank (USB)	*26.67%*	*2.00%*
JFC ATF Bank (ATF)	*15.37%*	*2.00%*
Poland Markets	12.27%	2.00%

1. The discount rate used for Central Eastern Europe CGUs was the weighted average of discount rates used for each country of the Division.

As shown in the above table, future cash flows were then discounted using a rate which estimates the cost of shareholders' equity (Ke) by incorporating various industry-related risk factors.

Explanatoy Notes (Continued)

Part B) Consolidated Balance Sheet - Assets (Continued)

The Group's and the individual Divisions' cost of capital is the sum of the following:

- Free risk rate: The average over the last six years of the five-year euro swap rate. The six-year swap was adopted in line with the average economic cycle in the Eurozone.
- Risk premium for funding: The average over the last six years of the credit default swap paid by UniCredit.
- Risk premium for own capital: This is calculated using the option based model and is based on the volatility of the UniCredit share over the last six years. For the Divisions, the last six years' average volatility of the shares of banks operating in the same sector was taken, also taking into account the "sum of the parts" analysis market reports published by analysts and the benefits of differentiation. The latter is determined considering the variance-covariance matrix of prices of banking groups used for the calculation of risk premium.

The cost of capital, differentiated by CEE country, is the sum of the following:

- Free risk rate: The average over the last six years of the five-year local currency swap rate. If no swap rate was available, the most liquid and representative interbank rate was taken.
- Country Risk premium: Average of the last 6 years of Credit Default Swap paid by the Country (the shorter period was considered in some countries given the lack of a time series, and a shorter time period or the asset swap spread paid by a benchmark government security with the same maturity issued by the country in question was considered).
- Risk premium for own capital: It is calculated using the option based model and based on the volatility of the UniCredit share over the last six years.

The growth rate of Terminal Value for all Divisions and all CEE Countries was fixed at 2%. The notional GDP growth rate for the Eurozone from 1995 to the present was 4.5% (2.3% of actual growth and 2.2% of inflation). 2% notional, corresponding to 0% actual, was taken for prudential reasons.

The impairment test confirmed the carrying amount of goodwill in the financial first-half report as June 30, 2009. No impairments have therefore been recognized in respect of this item.

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets (€ thousands)

	AMOUNTS AS AT	
	06.30.2009	12.31.2008
A. Individual assets		
A.1 Equity investments	-	1,779
A.2 Property, Plant and Equipment	7,789	33,452
A.3 Intangible assets	3,683	-
A.4 Other non-current assets	37,466	6,135
Total A	**48,938**	**41,366**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	-	-
B.2 Financial assets at fair value through profit or loss	-	-
B.3 Available for sale financial assets	120,137	48,309
B.4 Held to maturity investments	15,584	15,114
B.5 Loans and receivables with banks	928,200	8
B.6 Loans and receivables with customers	1,756,422	861,040
B.7 Equity investments	350	422
B.8 Property, Plant and Equipment	27,660	26,617
B.9 Intangible assets	906	533
B.10 Other assets	34,019	36,929
Total B	**2,883,278**	**988,972**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	-	-
C.2 Securities	-	-
C.3 Other liabilities	665	4,344
Total C	**665**	**4,344**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	52,172	25,007
D.2 Deposits from customers	2,140,848	270,035
D.3 Debt securities in issue	-	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities at fair value through profit or loss	-	-
D.6 Provisions	102,605	22,390
D.7 Other liabilities	247,649	214,953
Total D	**2,543,274**	**532,385**

Please see page 7 "Prefatory Note to the Consolidated First Half Financial Report" for the breakdown of this item.

Explanatoy Notes (Continued)

Part B) Consolidated Balance Sheet

Liabilities

Section 1 - Deposits from banks - Item 10

The Loans also include liabilities relating to reverse repos executed using proprietary securities issued by Group companies, which are eliminated from assets on consolidation.

1.1 Deposits from banks: product breakdown (€ thousands)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2009	AMOUNTS AS AT 12.31.2008
1. Deposits from central banks	**25,147,735**	**72,770,915**
2. Deposits from banks	**117,743,361**	**104,905,789**
2.1 Current accounts and demand deposits	17,297,712	14,548,866
2.2 Time deposits	39,019,384	39,701,991
2.3 Loans	53,210,411	42,565,566
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Liabilities relating to assets sold but not derecognised	1,047,333	1,254,215
2.6 Other liabilities	7,168,521	6,835,151
Total	**142,891,096**	**177,676,704**

Section 2 - Deposits from customers - Item 20

The Loans also include liabilities relating to reverse repos executed using proprietary securities issued by Group companies, which are eliminated from assets on consolidation.

2.1 Deposits from customers: product breakdown (€ thousands)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 06.30.2009	AMOUNTS AS AT 12.31.2008
1. Current accounts and demand deposits	203,141,653	197,010,486
2. Time deposits	101,895,331	107,816,978
3. Deposits received in administration	151,385	160,823
4. Loans	33,777,914	42,061,790
5. Liabilities in respect of commitments to repurchase treasury shares	511,047	-
6. Liabilities relating to assets sold but not derecognised	16,145,936	16,911,268
7. Other liabilities	26,189,357	24,869,421
Total	**381,812,623**	**388,830,766**

Section 3 - Debt securities in issue - Item 30

3.1 Debt securities in issue: product breakdown (€ thousands)

TYPE OF SECURITIES/VALUES	AMOUNTS AS AT 06.30.2009	12.31.2008
A. Listed securities	**109,309,193**	**92,905,314**
1. Bonds	104,801,218	85,293,798
2. Other securities	4,507,975	7,611,516
B. Unlisted securities	**99,562,092**	**109,553,486**
1. Bonds	58,922,234	73,640,969
2. Other securities	40,639,858	35,912,517
Total	**208,871,285**	**202,458,800**

Section 4 - Financial liabilities held for trading - Item 40

"Deposits from banks" and "Deposits from customers" include where applicable technical overdrafts.

The derivatives item decrease was mainly due to the fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.) especially in Q2 2009.

4.1 Financial liabilities held for trading: product breakdown (€ thousands)

	AMOUNTS AS AT					
	06.30.2009 FAIR VALUE			12.31.2008 FAIR VALUE		
TYPE OF SECURITIES/VALUES	LISTED	UNLISTED	TOTAL	LISTED	UNLISTED	TOTAL
A. Financial liabilities						
1. Due to banks	511,970	1,292,853	1,804,823	697,806	5,060,067	5,757,873
2. Due to customers	5,404,947	12,366,366	17,771,313	5,905,942	17,460,621	23,366,563
3. Debt securities	12,619,003	1,617,175	14,236,178	14,233,030	1,532,913	15,765,943
3.1 Bonds	*8,843,367*	*1,148,513*	*9,991,880*	*10,082,233*	*1,053,310*	*11,135,543*
3.2 Other securities	*3,775,636*	*468,662*	*4,244,298*	*4,150,797*	*479,603*	*4,630,400*
Total A	**18,535,920**	**15,276,394**	**33,812,314**	**20,836,778**	**24,053,601**	**44,890,379**
B. Derivative instruments						
1. Financial derivatives	8,745,513	82,057,246	90,802,759	8,921,198	92,600,077	101,521,275
2. Credit derivatives	-	10,724,562	10,724,562	-	18,923,524	18,923,524
Total B	**8,745,513**	**92,781,808**	**101,527,321**	**8,921,198**	**111,523,601**	**120,444,799**
Total A+B	**27,281,433**	**108,058,202**	**135,339,635**	**29,757,976**	**135,577,202**	**165,335,178**

Explanatoy Notes (Continued)

Part B) Consolidated Balance Sheet - Liabilities (Continued)

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

5.1 Financial liabilities at fair value through profit or loss: product breakdown (€ thousands)

	AMOUNTS AS AT			
	06.30.2009 FAIR VALUE		12.31.2008 FAIR VALUE	
TYPE OF TRANSACTION / VALUES	LISTED	UNLISTED	LISTED	UNLISTED
1. Deposits from banks	-	1,113	-	12,532
2. Deposits from customers	-	-	-	-
3. Debt securities	185,076	1,446,664	162,036	1,484,576
Total	**185,076**	**1,447,777**	**162,036**	**1,497,108**

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown (€ thousands)

	AMOUNTS AS AT	
ITEMS/COMPONENTS	06.30.2009	12.31.2008
1. Pensions and other post retirement benefit obligations	**4,585,701**	**4,553,022**
2. Other provisions for risks and charges	**3,556,567**	**3,495,534**
2.1 Legal disputes	1,271,881	1,272,586
2.2 Staff expenses	102,384	128,448
2.3 Other	2,182,302	2,094,500
Total	**8,142,268**	**8,048,556**

Section 15 - Shareholders' Equity Group - Items 140, 170, 180, 190, 200 and 220

As explained in Section 5 - Other Matters in Part A1) Accounting Policies – General, starting from January 1, 2009, exchange differences relating to net foreign investments (subsidiaries, associates or joint ventures) have been reclassified in Group equity as 'exchange differences' in item 140 *Valuation Reserves.* These exchange differences were previously recognized as 'other retained profit' in item 170 Reserves.

For the sake of comparability we have therefore restated the December 2008 figures to take these effects into account.

15.5 Reserves from allocation of profit from previous year: other information (€ thousands)

	AMOUNTS AS AT	
	06.30.2009	12.31.2008
Legal reserve	1,434,080	1,231,108
Statutory reserve	1,679,802	1,015,008
Other reserve	11,193,702	9,732,689
Total	**14,307,584**	**11,978,805**

15.6 Revaluation reserve: breakdown (€ thousands)

	AMOUNTS AS AT	
ITEMS/TYPES	06.30.2009	12.31.2008
1. Available-for-sale financial assets	(967,683)	(965,680)
2. Property, plant and equipment	-	-
3. Intangible assets	-	-
4. Hedges of foreign investments	-	-
5. Cash-flow hedges	455,103	287,439
6. Exchange differences	(2,079,969)	(1,339,214)
7. Non-current assets classified as held for sale	-	-
8. Special revaluation laws	277,020	277,020
Total	**(2,315,529)**	**(1,740,435)**

Explanatory Notes

Part C) Consolidated Income Statement

Explanatoy Notes (Continued)

Part C) Consolidated Income Statement

H1 2008 figures published in the last First Half quarterly report were modified due to completion of PPA (Purchase Price Allocation), which also changed net profit attributable to the Group.

Section 1 - Interest income and expense - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

(€ thousands)

	FIRST HALF 2009					
	UNIMPAIRED FINANCIAL ASSETS					
ITEMS/TYPE	DEBT SECURITIES	LOANS	IMPAIRED FINANCIAL ASSETS	OTHER ASSETS	TOTAL	FIRST HALF 2008 TOTAL
1. Financial assets held for trading	855,069	118,059	-	109,929	1,083,057	2,343,955
2. Financial assets at fair value through profit or loss	170,317	61,716	-	334	232,367	394,874
3. Available-for-sale financial assets	495,181	2,124	1,371	7,145	505,821	599,760
4. Held-to-maturity investments	364,475	1,104	-	-	365,579	337,721
5. Loans and receivables with banks	177,594	917,149	3,431	1,506	1,099,680	2,291,220
6. Loans and receivables with customers	578,829	12,706,571	388,474	24,386	13,698,260	17,557,203
7. Hedging derivatives	X	X	X	643,976	643,976	-
8. Financial assets sold but not derecognised	79,919	1,336,944	10,291	86	1,427,240	1,030,321
9. Other assets	X	X	X	210,798	210,798	292,947
Total	**2,721,384**	**15,143,667**	**403,567**	**998,160**	**19,266,778**	**24,848,001**

Items in portfolios from 1 to 6 also include interest income arising from own securities used for Repo transactions.

1.4 Interest expense and similar charges: breakdown

(€ thousands)

	FIRST HALF 2009				
ITEMS/TYPE	DEPOSITS	SECURITIES	OTHER LIABILITIES	TOTAL	FIRST HALF 2008 TOTAL
1. Deposits from banks	(1,537,788)	X	(2,906)	(1,540,694)	(3,256,811)
2. Deposits from customers	(3,558,560)	X	(11,047)	(3,569,607)	(5,650,293)
3. Debt securities in issue	X	(3,738,121)	(42,145)	(3,780,266)	(5,451,873)
4. Financial liabilities held for trading	(94,711)	(77,301)	(434,548)	(606,560)	(635,103)
5. Financial liabilities at fair value through profit or loss	-	(17,185)	-	(17,185)	(15,549)
6. Financial liabilities relating to assets sold but not derecognised	(172,764)	-	(128,951)	(301,715)	(625,032)
7. Other liabilities	X	X	(226,795)	(226,795)	(347,030)
8. Hedging derivatives	X	X	-	-	(170,155)
Total	**(5,363,823)**	**(3,832,607)**	**(846,392)**	**(10,042,822)**	**(16,151,846)**

The items "Deposits from banks" and "Deposits from customers" include interest expense on repo deposits against own securities recognized in assets sold but not derecognized.

Section 2 - Fee and commission income and expense - Item 40 and 50

2.1 Fee and commission income: breakdown (€ thousands)

TYPE OF SERVICE/SECTORS	FIRST HALF 2009	FIRST HALF 2008
a) Guarantees given	**270,544**	**258,475**
b) Credit derivatives	**1,861**	**6,854**
c) Management, brokerage and consultancy services:	**2,067,763**	**2,924,646**
1. Securities trading	261,661	279,595
2. Currency trading	210,327	221,749
3. Segregated accounts:	684,287	1,135,034
3.1 individual	*143,511*	*200,375*
3.2 collective	*540,776*	*934,659*
4. Custody and administration of securities	134,476	182,748
5. Custodian bank	21,203	34,815
6. Placement of securities	258,334	477,477
7. Client instructions	81,843	69,566
8. Advisory	34,038	33,969
9. Distribution of third party services:	381,594	489,693
9.1 Segregated accounts	*4,628*	*39,561*
9.1.1 individual	*1,563*	*7,617*
9.1.2 collective	*3,065*	*31,944*
9.2. Insurance products	*319,943*	*352,504*
9.3. Other products	*57,023*	*97,628*
d) Collection and payment services	**899,607**	**949,211**
e) Securitization servicing	**19,824**	**25,866**
f) Factoring	**46,689**	**47,151**
g) Tax collection services	**-**	**-**
h) Other services	**1,320,760**	**1,624,026**
Total	**4,627,048**	**5,836,229**

Explanatoy Notes (Continued)

Part C) Consolidated Income Statement (Continued)

2.3 Fee and commission expense: breakdown (€ thousands)

TYPE OF SERVICE/SECTORS	FIRST HALF 2009	FIRST HALF 2008
a) Guarantees received	**(92,371)**	**(67,225)**
b) Credit derivatives	**(62,938)**	**(10,228)**
c) Management, brokerage and consultancy services:	**(387,531)**	**(541,309)**
1. Securities trading	(57,959)	(81,266)
2. Currency trading	(9,208)	(14,464)
3. Segregated accounts:	(33,532)	(44,928)
3.1 own portfolio	*(4,398)*	*(11,293)*
3.2 others' portfolios	*(29,134)*	*(33,635)*
4. Custody and administration of securities	(122,472)	(145,258)
5. Placement of securities	(62,159)	(118,461)
6. Off-site distribution of securities, products and services	(102,201)	(136,932)
d) Collection and payment services	**(204,548)**	**(229,390)**
e) Other services	**(144,281)**	**(186,260)**
Total	**(891,669)**	**(1,034,412)**

Section 3 - Dividend income and similar revenues - Item 70

3.1 Dividend income and similar revenue: breakdown (€ thousands)

	FIRST HALF 2009		FIRST HALF 2008	
ITEMS / REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	350,975	20,703	662,744	30,376
B. Available for sale financial assets	85,018	12,267	185,296	45,063
C. Financial assets at fair value through profit or loss	1,020	9,017	113	9,567
D. Investments	11,894	X	27,637	X
Total	**448,907**	**41,987**	**875,790**	**85,006**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown (€ thousands)

TRANSACTIONS / P&L ITEMS	FIRST HALF 2009				
	CAPITAL GAINS (A)	TRADING PROFITS (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading:	**554,200**	**4,583,887**	**(236,993)**	**(3,063,817)**	**1,837,277**
1.1 Debt securities	251,168	2,175,584	(54,915)	(1,296,548)	1,075,289
1.2 Equity instruments	124,179	1,525,727	(122,055)	(1,035,209)	492,642
1.3 Units in investment funds	9,030	218,315	(8,343)	(99,434)	119,568
1.4 Loans	-	28,217	-	(2,696)	25,521
1.5 Other	169,823	636,044	(51,680)	(629,930)	124,257
2. Financial liabilities held for trading:	**18,211**	**310,939**	**(35,634)**	**(1,483,862)**	**(1,190,346)**
2.1 Debt securities	171	230,665	(9,573)	(1,055,736)	(834,473)
2.2 Deposits	-	-	(706)	-	(706)
2.3 Other	18,040	80,274	(25,355)	(428,126)	(355,167)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(1,226,360)**
4. Derivatives:	**77,341,942**	**35,277,122**	**(78,380,532)**	**(34,460,012)**	**1,128,342**
4.1 Financial derivatives:	75,926,943	34,561,098	(76,150,187)	(34,019,418)	1,668,258
- on debt securities and interest rates	67,585,028	31,991,815	(67,596,953)	(31,417,122)	562,768
- on equity securities and share indices	8,277,818	1,062,001	(8,408,399)	(1,618,210)	(686,790)
- on currency and gold	X	X	X	X	1,349,822
- other	64,097	1,507,282	(144,835)	(984,086)	442,458
4.2 Credit derivatives	1,414,999	716,024	(2,230,345)	(440,594)	(539,916)
Total	**77,914,353**	**40,171,948**	**(78,653,159)**	**(39,007,691)**	**548,913**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown (€ thousands)

PROFIT COMPONENT / VALUES	FIRST HALF 2009	FIRST HALF 2008
A. Gains on:		
A.1 Fair value hedging instruments	1,877,896	1,068,430
A.2 Hedged asset items (fair value)	345,942	35,292
A.3 Hedged liability items (fair value)	424,790	1,135,228
A.4 Cash-flow hedges	10,686	1,263
A.5 Assets and liabilities denominated in currency	537	109
Total gains on hedging activities (A)	**2,659,851**	**2,240,322**
B. Losses on:		
B.1 Fair value hedging instruments	(1,055,370)	(1,605,199)
B.2 Hedged asset items (fair value)	(168,085)	(546,298)
B.3 Hedged liability items (fair value)	(1,393,452)	(68,829)
B.4 Cash-flow hedges	(16,323)	(974)
B.5 Assets and liabilities denominated in currency	(632)	(109)
Total losses on hedging activities (B)	**(2,633,862)**	**(2,221,409)**
C. Net hedging result (A - B)	**25,989**	**18,913**

Explanatoy Notes (Continued)

Part C) Consolidated Income Statement (Continued)

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown (€ thousands)

TRANSACTIONS / P&L ITEMS	FIRST HALF 2009				
	CAPITAL GAINS (A)	GAINS ON TRANSFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRANSFER (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets:	**91,178**	**56,637**	**(28,496)**	**(201,915)**	**(82,596)**
1.1 Debt securities	33,168	52,608	(23,247)	(126,418)	(63,889)
1.2 Equity securities	1,935	316	(2)	(158)	2,091
1.3 Units in investment funds	54,665	1,186	(3,948)	(11,653)	40,250
1.4 Loans	1,410	2,527	(1,299)	(63,686)	(61,048)
2. Financial liabilities:	**12,750**	**3,096**	**(101,643)**	**(13,509)**	**(99,306)**
2.1 Debt securities	12,750	3,096	(101,569)	(13,388)	(99,111)
2.2 Deposits from banks	-	-	(74)	(121)	(195)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**41**
4. Financial derivatives:	**105,621**	**42,613**	**(95,351)**	**(14,347)**	**38,536**
4.1 Derivatives:	105,621	42,613	(90,127)	(14,347)	43,760
- on debt securities and interest rates	101,402	39,913	(90,127)	(11,993)	39,195
- on equity securities and share indices	519	-	-	-	519
- on currency and gold	X	X	X	X	-
- other	3,700	2,700	-	(2,354)	4,046
4.2 Credit derivatives	-	-	(5,224)	-	(5,224)
Total	**209,549**	**102,346**	**(225,490)**	**(229,771)**	**(143,325)**

The contribution relating to Derivatives refers to the valuation effect in respect of contracts that for economic purposes are associated with financial assets or liabilities at fair value through profit and loss (Items 30 of Assets and 50 of Liabilities) formerly disclosed under held-for-trading assets or liabilities ("Financial derivatives: Fair value hedges").

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown (€ thousands)

TRANSACTIONS / P&L ITEMS	FIRST HALF 2009								FIRST HALF 2008 TOTAL (3)= (1)-(2)
	WRITE - DOWNS (1)			WRITE-BACKS (2)				TOTAL (3)=(1)-(2)	
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER		
A. Loans and receivables with banks	(7,868)	(5,314)	(8,979)	-	1,119	-	2,303	(18,739)	46,140
B. Loans and receivables with customers	(311,496)	(4,349,237)	(545,966)	19,426	1,035,602	-	212,032	(3,939,639)	(1,302,757)
C. Total	**(319,364)**	**(4,354,551)**	**(554,945)**	**19,426**	**1,036,721**	**-**	**214,335**	**(3,958,378)**	**(1,256,617)**

The "Write-backs - interest" columns disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 11 - Administrative costs - Item 180

11.1 Payroll: breakdown

(€ thousands)

TYPE OF EXPENSE	FIRST HALF 2009	FIRST HALF 2008
1) Employees:	**(4,728,701)**	**(5,031,124)**
a) Wages and salaries	(3,158,509)	(3,564,088)
b) Social charges	(699,211)	(760,595)
c) Severance pay	(7,410)	(13,022)
d) Social security costs	(32,700)	(59,406)
e) Allocation to employee severance pay provision	(50,586)	(87,342)
f) Provision for retirement payments and similar provisions	(144,546)	(142,977)
g) Payments to external pension funds	(192,126)	(177,140)
h) Costs related to share-based payments	(26,254)	(15,049)
i) Other employee benefits	(430,102)	(242,599)
l) Recovery of compensation	12,743	31,094
2) Other staff	**(64,036)**	**(84,214)**
3) Directors	**(15,017)**	**(24,011)**
Total	**(4,807,754)**	**(5,139,349)**

Item 1) "i) Other employee benefits" includes staff leaving incentives paid following the business combinations with HVB and Capitalia Groups in the amount of €262,632 (€73,790 in H1 2008) reclassified as "integration costs" in the condensed income statement.

Item 3) "Directors" includes compensation paid to Directors and Statutory Auditors of the various companies of the Group.

Explanatoy Notes (Continued)

Part C) Consolidated Income Statement (Continued)

11.5 Other administrative expenses: breakdown (€ thousands)

ITEM	FIRST HALF 2009	FIRST HALF 2008
1) Indirect taxes and duties:	**(236,536)**	**(260,140)**
1a. Settled	(222,612)	(254,276)
1b. Unsettled	(13,924)	(5,864)
2) Miscellaneous costs and expenses:	**(2,557,191)**	**(2,733,885)**
a) Advertising marketing and comunication:	**(152,317)**	**(254,813)**
Advertising - campaigns & media	(55,307)	(110,869)
Advertising - point of sale comunication & direct marketing	(17,113)	(27,120)
Advertising - promotional expenses	(22,605)	(29,433)
Advertising - market and comunication researches	(7,268)	(10,118)
Sponsorship	(25,708)	(32,876)
Entertainment and other expenses	(18,332)	(28,601)
Convention and internal comunications	(5,984)	(15,796)
b) Expenses related to credit risk:	**(99,503)**	**(102,814)**
Legal expenses to credit recovery	(59,103)	(69,321)
Credit information and inquiries	(19,508)	(26,182)
Credit recovery services	(20,892)	(7,311)
c) Expenses related to personnel:	**(168,998)**	**(216,490)**
Personnel area services	(3,096)	(1,774)
Personnel training & recruiting	(26,180)	(49,439)
Travel expenses and car rentals	(107,062)	(133,718)
Premises rentals for personnel	(21,801)	(18,455)
Expenses for personnel financial advisors	(10,859)	(13,104)
d) Information comunication technology expenses:	**(662,299)**	**(670,172)**
Lease of ICT equipment and software	(112,698)	(162,102)
Supply of small IT items	(2,864)	(2,794)
ICT consumables (ICT)	(7,561)	(16,676)
Telephone, swift & data transmission (ICT)	(111,237)	(117,046)
ICT services	(260,367)	(209,103)
Financial information providers	(74,009)	(71,751)
Repair and maintenance of ICT equipment	(93,563)	(90,700)
e) Consulting and professionals services:	**(158,037)**	**(173,323)**
Technical consulting	(39,091)	(54,232)
Professional services	(40,026)	(47,650)
Management consulting	(20,555)	(20,380)
Legal and notarial expenses	(58,365)	(51,061)
f) Real estate expenses:	**(659,757)**	**(627,524)**
Internal and external surveillance of premises	(43,215)	(44,076)
Real estate services	(5,556)	(4,075)
Cleaning of premises	(45,934)	(45,008)
Repair and maintenance of furniture, machinery, equipment	(30,689)	(30,407)
Maintenance of premises	(55,212)	(48,589)
Premises rentals	(364,590)	(334,200)
Utilities	(114,561)	(121,169)

11.5 Other administrative expenses: breakdown *(continued)*		(€ thousands)
ITEM	FIRST HALF 2009	FIRST HALF 2008
g) Other functioning costs:	**(656,280)**	**(688,749)**
Insurance	(51,135)	(87,122)
Office equipment rentals	(3,504)	(3,579)
Postage	(96,079)	(107,692)
Printing and stationery	(29,428)	(40,647)
Administrative services	(168,317)	(168,150)
Logistic services	(21,577)	(17,655)
Transport of documents	(34,289)	(38,812)
Supply of small office items	(11,412)	(15,768)
Donations	(7,685)	(7,656)
Association dues and fees	(70,158)	(47,925)
Other expenses - Other	(162,696)	(153,743)
Total (1+2)	**(2,793,727)**	**(2,994,025)**

The item "miscellaneous costs and expenses" includes costs arising from the business combinations and restructuring transactions with the HVB and Capitalia groups in the amount of €44,139 (€29,016 in H1 2008), mainly included in sub-item "other functioning costs", recognized in the item "integration costs" in the reclassified income statement.

Section 12 - Provisions for risks and charges - Item 190

12.1 Net provisions for risks and charges: breakdown (€ thousands)

	FIRST HALF 2009			
ITEMS / COMPONENTS	PROVISIONS	REALLOCATION SURPLUS	TOTAL	FIRST HALF 2008 TOTAL
1. Other provisions:				
1.1 Legal disputes	(126.584)	73.674	(52.910)	(101.300)
1.2 Staff costs	(25)	-	(25)	(263)
1.3 Other	(194.764)	23.074	(171.690)	85.355
Total	**(321.373)**	**96.748**	**(224.625)**	**(16.208)**

Explanatoy Notes (Continued)

Part C) Consolidated Income Statement (Continued)

Section 15 - Other net operating income - Item 220

15.1 Other operating expense: breakdown (€ thousands)

	FIRST HALF 2009	FIRST HALF 2008
Costs for operating leases	(491)	(1,124)
Non-deductible tax and other fiscal charges	(1,881)	(2,398)
Writedowns on improvements of third parties goods	(28,449)	(22,292)
Costs related to the specific service of financial leasing	(46,096)	(39,376)
Other	(157,873)	(161,258)
Total other operating expense	**(234,790)**	**(226,448)**

15.2 Other operating income: breakdown (€ thousands)

	FIRST HALF 2009	FIRST HALF 2008
A) Recovery of costs	**211,370**	**303,310**
B) Other income:	**465,220**	**494,894**
Revenue from administrative services	72,642	71,786
Revenues on rentals Real Estate investments (net of operating costs)	82,629	79,557
Revenues from operating leases	81,964	98,013
Recovery of miscellaneous costs paid in previous years	6,993	17,860
Revenues on financial leases activities	86,962	54,065
Others	134,030	173,613
Total other operating income (A)+(B)	**676,590**	**798,204**

Section 24 - Earnings per share

Earnings per share

	FIRST HALF 2009	FIRST HALF 2008
Net profit for the period attributable to the Group **(thousands of euros)**[1]	936,846	2,975,032
Average number of outstanding shares[2]	16,494,072,951	15,632,808,806
Average number of potential dilutive shares	-	6,633,802
Average number of diluted shares	16,494,072,951	15,639,442,608
Earnings per share €	0.057	0.190
Diluted earnings per share €	0.057	0.190

1. The previously published June 30, 2008 Net profit for the period attributable to the Group of €2,872,803k increased to €2,975,032k, a rise of €102,229k due to the completion of PPA (Purchase Price Allocation).
2. Net of the average number of own shares, has been incremented by the new shares issued in consequence of free capital increase pursuant to section 2442 of the Civil Code approved by the Extraordinary Shareholders meeting on April 29, 2009. In case of bonus issue, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented (IAS 33, § 28).

Explanatory Notes

Part D) Segment Reporting

Explanatoy Notes (Continued)

Part D) Segment Reporting

Organizational Structure

Disclosure relating to segment reporting reflects the Group's organisational structure[1] by business divisions in line with the current practice in management reporting of Group results, as follows: Retail, Corporate, Private Banking, Asset Management, Markets and Investment Banking, Central and Eastern Europe (CEE) and Poland's Markets.

Retail Banking

The Retail Division of UniCredit Group aims to satisfy the financial needs of Mass Market, Affluent and Small Business customers in Italy, Germany and Austria by bringing together the Group's experience in the area of retail banking and make it available to serve customers regardless of their geographic location. The Retail Division includes the three new Italian commercial banks (UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia), the retail business areas of HypoVereinsbank in Germany and UniCredit Bank Austria, besides UniCredit Family Financing Bank, a bank specializing in mortgages and consumer credit, which provides the Division's banks with solutions that meet the many financial requirements of households. Lastly, since May 2009 the Retail Division has included Asset Gathering, the business area specializing in individual retail customer deposits through the direct channel and a network of financial consultants. Asset gathering operates through FinecoBank in Italy, DAB Bank in Germany and DAT Bank in Austria, the direct banks, leaders as brokers in their countries, which offer all the banking and investment services of traditional banks, but set themselves apart given a unique focus on innovation, which is reflected primarily in the development of innovative businesses such as online trading.

Corporate Banking

The Corporate Division is based on the following main business areas:

- Corporate Banking, which provides products and services to businesses with a special focus on the medium and large corporate segments (with annual revenues of at least €3 million) through its branches and offices in Italy, Austria and Germany and through foreign trade centers located in Italy. Since June 2009, Corporate Banking has also included the Active Credit Portfolio Management (ACPM) business line in Germany (formerly in MIB) and the former MIB activities of UniCredit Mediocredito Centrale in Italy (i.e. Structured Finance).
- Global Transaction Banking, the Group's international area specializing in trade finance and cash management, operating through the Group's commercial network.
- Leasing, a product factory with an international network.

Private Banking

The operations of the Private Banking Division primarily target medium to high net worth private customers and provide advisory services and solutions for wealth management using a comprehensive approach. The Division operates in three main countries (Italy, Germany and Austria) with a network of private bankers located in branches in this area, in addition to a selective presence in several offshore European markets.

Asset Management

The Asset Management Division operates under the Pioneer Investments brand. Pioneer is a wholly-owned subsidiary of UniCredit and is an international concern with 80 years of asset management experience.
As the partner of leading financial institutions worldwide, the Division offers a complete range of innovative financial solutions, including mutual funds, hedge funds, asset management, institutional portfolios and structured products.

1. In late 2008 and early 2009 UniCredit Group made certain changes to its organizational model leading to three Strategic Business Areas (SBA), viz.: (i) Retail, (ii) Corporate & Investment Banking and Private Banking, and (iii) Global Banking Services headed by three Deputy CEOs. The heads of the Asset Management and CEE Divisionalization Program (including Poland's Markets) report directly to the CEO.

Markets & Investment Banking

The Markets and Investment Banking Division comprises the Group's business in the financial markets and investment banking through its units in Munich, London, Milan and Vienna, as well as Central and Eastern Europe, the US and Asia. The Markets area includes trading and distribution, as well as structured derivatives; the Global Investment Banking area includes all business relating to corporate finance and loan syndication, primary markets and mergers and acquisitions. The Principal Investments area manages a diversified portfolio of private equity and hedge funds, investing directly in the equity of both listed and unlisted companies.

Central Eastern Europe

The CEE Division comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The Division operates in 17 countries: Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Ukraine, Turkey, Kyrgyzstan, and Kazakhstan.

Poland's Markets

The Poland's Markets Division manages the Group's businesses in Poland and Ukraine through UniCredit Bank LTD (Ukraine). The Division's banks are Bank Pekao in Poland and UniCredit Ukraine Bank in Ukraine.

Results by business segment are disclosed as per the condensed income statement, in line with the Report on Operations.

The Divisions' income statements were compiled by aggregating the income statements of their constituent subsidiaries or - where a subsidiary operates in more than one segment - of assets, after application of their respective write-downs and adjustment for inter-divisional transactions. The following rules were applied to determine Divisional results for subsidiaries with businesses in more than one Division (viz. UniCredit SpA, Bank Austria AG, Bayerische Hypo und Vereinsbank AG, HVB Banque Luxembourg SA, HVB Immobilien AG, HVB Global Asset Company AG, Geldilux SA) whereby indirect items are added to directly attributable income and expense:

- The refinancing cost of loans etc. and revenue from use of funds was determined on the basis of the Internal Transfer Rates defined by the relevant UCG policies.
- Capital was allocated in proportion to risk-weighted assets and remunerated at 9.18% after tax.
- Costs borne centrally on behalf of the Divisions were attributed according to actual consumption, and overheads were divided between the Divisions in proportion to their respective direct and indirect costs.

The comparative figures have been restated to take into account the following changes: transfer of Asset Gathering from Private Banking to Retail, of UniCredit Mediocredito Centrale Structured Finance and the other former MIB acitivities in Italy to Corporate Banking and of the ACPM (Active Credit Portfolio Management) business line in Germany from MIB to Corporate Banking.

Please see the Report on operations for comments on business and results of the divisions.

Explanatoy Notes (Continued)

Part D) Segment Reporting (Continued)

A - Primary segment

Segment reporting by business segment - 2009

A.1 - Breakdown by business segment: income statement (€ million)

	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2009
INCOME STATEMENT									
Net interest	3,441	2,548	159	6	1,620	1,486	415	(315)	9,360
Dividends and other income from equity investments	40	(19)	-	2	13	11	8	103	158
Net interest income	**3,481**	**2,529**	**159**	**8**	**1,633**	**1,497**	**423**	**(212)**	**9,518**
Net fees and commissions	1,805	670	239	331	66	516	243	(135)	3,735
Net trading, hedging and fair value income	25	(8)	4	4	100	361	107	271	864
Net other expenses/income	(22)	71	19	(3)	1	27	7	109	209
Net non-interest income	**1,808**	**733**	**262**	**332**	**167**	**904**	**357**	**245**	**4,808**
OPERATING INCOME	**5,289**	**3,262**	**421**	**340**	**1,800**	**2,401**	**780**	**33**	**14,326**
Payroll costs	(1,803)	(517)	(151)	(118)	(237)	(457)	(209)	(1,053)	(4,545)
Other administrative expenses	(1,899)	(523)	(114)	(98)	(362)	(396)	(162)	804	(2,750)
Recovery of expenses	169	7	3	7	1	-	1	23	211
Amortisation, depreciation and impairment losses on tangible and intangible assets	(59)	(14)	(4)	(16)	(2)	(101)	(49)	(361)	(606)
Operating expenses	**(3,592)**	**(1,047)**	**(266)**	**(225)**	**(600)**	**(954)**	**(419)**	**(587)**	**(7,690)**
OPERATING PROFIT	**1,697**	**2,215**	**155**	**115**	**1,200**	**1,447**	**361**	**(554)**	**6,636**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Provision for risks and charges	(57)	(43)	(8)	-	(11)	(16)	-	(88)	(223)
Integration costs	(74)	(27)	-	(13)	(189)	(2)	-	(4)	(309)
Net writedowns of loans and provisions for guarantees and commitments	(995)	(1,739)	(6)	-	(407)	(713)	(54)	(167)	(4,081)
Net income from investments	(6)	2	-	18	(45)	5	20	(88)	(94)
PROFIT BEFORE TAX	**565**	**408**	**141**	**120**	**548**	**721**	**327**	**(901)**	**1,929**

Condensed Income Statement by economic sector is reclassified as in the Report on Operations.

A.2 - Breakdown by business segment: balance sheet amounts and RWA

(€ million)

	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2009
BALANCE SHEET AMOUNTS									
Loans and receivables with customers	174,282	270,415	6,783	-	45,368	59,997	18,470	9,772	**585,087**
Deposits from customers	175,034	81,967	20,659	-	23,952	46,392	20,867	12,942	**381,813**
Debt certificates	66,912	57,380	2,432	-	24,666	3,546	411	53,524	**208,871**
***TOTAL RISK WEIGHTED ASSETS** (BASEL 2)*	73,170	204,653	5,012	1,971	65,928	72,030	22,479	40,573	**485,816**

A.3 - Staff

	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2009
STAFF (ON A PROPORTIONAL BASIS)									
Employees (FTE)	50,431	12,119	3,019	2,015	2,954	43,507	20,893	22,699	**157,637**
STAFF (FULLY CONSIDERED)									
Employees (FTE)	50,431	12,119	3,019	2,015	2,975	53,547	20,893	23,008	**168,007**

Explanatoy Notes (Continued)

Part D) Segment Reporting (Continued)

Segment reporting by business segment 2008

A.1 - Breakdown by business segment: income statement (€ million)

	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 06.30.2008
INCOME STATEMENT									
Net interest	3,656	2,398	157	24	844	1,447	650	(314)	8,862
Dividends and other income from equity investments	39	29	11	4	52	15	22	184	356
Net interest income	**3,695**	**2,427**	**168**	**28**	**896**	**1,462**	**672**	**(130)**	**9,218**
Net fees and commissions	2,236	745	309	587	114	542	354	(85)	4,802
Net trading, hedging and fair value income	25	19	-	(3)	(645)	80	75	250	(199)
Net other expenses/income	20	68	15	(4)	(9)	59	21	54	224
Net non-interest income	**2,281**	**832**	**324**	**580**	**(540)**	**681**	**450**	**219**	**4,827**
OPERATING INCOME	**5,976**	**3,259**	**492**	**608**	**356**	**2,143**	**1,122**	**89**	**14,045**
Payroll costs	(1,975)	(560)	(159)	(130)	(289)	(515)	(275)	(1,163)	(5,066)
Other administrative expenses	(2,014)	(539)	(117)	(119)	(370)	(443)	(189)	826	(2,965)
Recovery of expenses	207	20	3	8	2	1	1	59	301
Amortisation, depreciation and impairment losses on tangible and intangible assets	(52)	(12)	(3)	(19)	(3)	(95)	(58)	(391)	(633)
Operating expenses	**(3,834)**	**(1,091)**	**(276)**	**(260)**	**(660)**	**(1,052)**	**(521)**	**(669)**	**(8,363)**
OPERATING PROFIT	**2,142**	**2,168**	**216**	**348**	**(304)**	**1,091**	**601**	**(580)**	**5,682**
Goodwill impairment	-	-	-	-	-	-	-	-	-
Provision for risks and charges	(22)	1	(2)	(3)	(1)	(22)	1	(80)	(128)
Integration costs	(59)	(6)	(2)	(1)	(1)	2	(26)	2	(91)
Net writedowns of loans and provisions for guarantees and commitments	(506)	(523)	7	-	33	(199)	(32)	(78)	(1,298)
Net income from investments	13	(25)	21	28	(22)	57	24	269	365
PROFIT BEFORE TAX	**1,568**	**1,615**	**240**	**372**	**(295)**	**929**	**568**	**(467)**	**4,530**

Condensed Income Statement by economic sector is reclassified as in the Report on Operations; therefore it includes former Capitalia Group starting from January 1, 2007 and completion of PPA ("Purchase Price Allocation").

A.2 - Breakdown by business segment: balance sheet amounts and RWA									(€ million)
	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
BALANCE SHEET AMOUNTS									
Loans and receivables with customers	180,280	282,527	6,941	-	48,583	62,145	19,870	12,134	**612,480**
Deposits from customers	177,468	84,017	21,419	-	30,046	45,740	21,788	8,353	**388,831**
Debt certificates	38,447	47,220	2,617	-	28,339	4,360	602	80,874	**202,459**
TOTAL RISK WEIGHTED ASSETS *(BASEL 2)*	80,410	207,008	5,172	1,831	71,363	76,073	24,957	45,718	**512,532**

A.3 - Staff									
	RETAIL BANKING	CORPORATE BANKING	PRIVATE BANKING	ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
STAFF (ON A PROPORTIONAL BASIS)									
Employees (FTE)	52,232	12,511	3,077	2,165	3,201	45,884	21,406	23,515	**163,991**
STAFF (FULLY CONSIDERED)									
Employees (FTE)	52,232	12,511	3,077	2,165	3,201	56,066	21,406	23,861	**174,519**

Explanatory Notes

Part E) Risks and related risk management policies

Note: as required by regulations (Banca d'Italia Circular letter n.263 issued on December 27th, 2006, Title 4), the disclosure (3rd Pillar of Basel II) will be published on UniCredit Group's website (www.unicreditgroup.eu).

Part E) Risks and related risk management policies

Since insurance companies and other companies don't represent a significant business, there is no specific section of this document on their risks and related risk management policies.

Section 1 - Credit Risk

QUALITATIVE INFORMATION

The first half of 2009 was characterized by the launch of actions for redesigning the Holding Company risk management model in order to strengthen, both at Holding Company and Legal Entities level, the ability to steer, coordinate and manage credit risks and to improve the efficiency of the relevant control processes. The new organizational model will be implemented in the second half of 2009.

In this area, the "Global Transaction Team Leader" position ("GTTL") was introduced leveraging on the expertise of risk managers specialized in products/transactions such as "Acquisition & Leverage Finance", "Project Finance", "Commodities Trade Finance" and "Special Products", similar to the model in place for the evaluation of counterparty credit risk performed by the "Global Industry Team Leaders" ("GITLs") that specialize in sector analysis. A dedicated project focusing on further risk management optimization at Banks and other Financial Institutions as well as Country risk optimization has been launched. For the risk management of these counterparties, the concept of "Group Competence Teams" has been introduced, managing the lending activity for all the Legal Entities at UniCredit Group level.

Consistent with the gradual rollout plan of advanced IRB methods, which was sent to Bank of Italy for authorization on September 30, 2008, starting in March the UniCredit group extended the local rating systems in use in the Italian Legal Entities to segments of customers that were not shared in the former Capitalia Group (with the exception of Banco di Sicilia which is expected to adopt the advanced methodologies in September 2009).

The Group also applied for authorization to introduce the LGD module for junior exposures concerning all group-wide rating systems, to extend the Bank and Multinational rating systems to the Corporate Treasury / Funding Vehicles segment and the only Bank rating system to the securities industry segment. A review was also performed of the LGD model for Global Project Finance and the LGD models for local segments in the Italian Legal Entities.

Within the overall framework of the "General Group Credit Policy", special guidelines concerning "Structured Trade and Export Finance (STEF)" were issued aimed at ensuring a standard approach governing this business at Group level, as well as specific instructions for "Commodity Trade Finance", "Receivables Finance" and "Export Finance".

In the light of the current economic situation, in order to continue to provide adequate support to the economy and to reduce, at the same time, the cost of risk, certain measures have been taken to strengthen and optimize processes and IT applications in the area of monitoring and work out activities with a special focus on reshaping the credit framework and on "friendly collections" in the Retail Division.

With reference to measures commensurate with Basel 2 compliance, the analysis of the checks of the eligibility of collateral for the purposes of credit risk mitigation was carried out, adapting processes and policies in order to optimize risk-weighted assets. In particular, with regard to Italy, legal certification processes and processes to verify compliance with regulatory requirements have been implemented for consortium guarantees *(garanzie consortili)*.

By order of the Supervisory Authority, Credit Risk Stress testing activities were performed involving the main Italian banking Groups on the basis of common stress scenarios at national level, with a special focus on Central Eastern Europe (CEE) Countries. The impact of the stress scenarios have been assessed at the P/L level, considering the effects on provisions and profit/ loss for the period, and at balance sheet level, where effects on the Pillar 1 capital requirement targets and on economic capital were disclosed.

As far as the compliance with the Pillar 2 was concerned, the limits for Single Name (so-called Bulk Risk Limits) concentration risk management were updated and quantitative limits for Sector (so-called Industry Limits) concentration risk management were set.

In the first half of 2009, portfolio monitoring and reporting activities for the Group credit risk portfolio were further developed, widening the consolidated disclosure to the other important risk categories.

The monitoring of internal capital and capital adequacy continued at Group level. Moreover, starting with the 2010 budget process, the introduction of the risk appetite framework aimed at a more accurate definition of risk exposure limits, will be completed.

QUANTITATIVE INFORMATION

A. Credit quality

Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

Breakdown of financial assets by portfolio and credit quality (carrying value) (€ thousands)

PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	COUNTRY RISK	OTHER ASSETS	TOTAL
1. Financial assets held for trading	2,281	56,692	26,426	27,797	437	157,008,377	157,122,010
2. Available-for-sale financial assets	595,030	5,412	276	59,362	2,762	29,531,594	30,194,436
3. Held-to-maturity financial instruments	-	-	-	-	-	14,465,854	14,465,854
4. Loans and receivables with banks	116,348	55,876	246,580	-	144,599	92,524,377	93,087,780
5. Loans and receivables with customers	11,070,474	7,847,075	3,263,053	2,563,941	37,098	560,305,449	585,087,090
6. Financial assets at fair value through profit or loss	-	-	-	-	86	15,073,301	15,073,387
7. Financial instruments classified as held for sale	64,992	36,396	8	9,335	-	2,709,612	2,820,343
8. Hedging instruments	-	-	-	-	-	10,973,245	10,973,245
Total as at 06.30.2009	**11,849,125**	**8,001,451**	**3,536,343**	**2,660,435**	**184,982**	**882,591,809**	**908,824,145**

Impaired exposures include those concerning "Assets sold but not derecognised" and "Derivative instruments" not included in the sub-item "Impaired assets" in the tables with the breakdown by portfolio type.

The amounts of item 5 are also recognized in the table "Loans and receivables with customers - Asset quality" in the Report on Operations.

The amount of item 7 corresponds to the total sum of sub-items from B.1 to B.6 of the table 15.1 "Non-current assets and disposal groups classified as held for sale" in Part B) Consolidated Balance Sheet - Assets.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Breakdown of financial assets by portfolio and credit quality (gross and net values)

(€ thousands)

PORTFOLIO/QUALITY	IMPAIRED ASSETS GROSS EXPOSURE	IMPAIRED ASSETS SPECIFIC WRITEDOWNS	IMPAIRED ASSETS PORTFOLIO ADJUSTMENTS	IMPAIRED ASSETS NET EXPOSURE	OTHER ASSETS GROSS EXPOSURE	OTHER ASSETS PORTFOLIO ADJUSTMENTS	OTHER ASSETS NET EXPOSURE	TOTAL (NET EXPOSURE)
1. Financial assets held for trading	114,469	1,273	-	113,196	X	X	157,008,814	157,122,010
2. Available-for-sale financial assets	897,691	237,611	-	660,080	29,616,252	81,896	29,534,356	30,194,436
3. Held-to-maturity financial instruments	50,105	50,105	-	-	14,465,854	-	14,465,854	14,465,854
4. Loans and receivables with banks	795,392	376,588	-	418,804	92,687,519	18,543	92,668,976	93,087,780
5. Loans and receivables with customers	49,632,035	24,887,492	-	24,744,543	563,215,626	2,873,079	560,342,547	585,087,090
6. Financial assets at fair value through profit or loss	-	-	-	-	X	X	15,073,387	15,073,387
7. Financial instruments classified as held for sale	165,300	54,569	-	110,731	2,714,438	4,826	2,709,612	2,820,343
8. Hedging instruments	-	-	-	-	X	X	10,973,245	10,973,245
Total as at 06.30.2009	**51,654,992**	**25,607,638**	**-**	**26,047,354**	**702,699,689**	**2,978,344**	**882,776,791**	**908,824,145**

Impaired exposures include those concerning "Assets sold but not derecognised" and "Derivative instruments" not included in the sub-item "Impaired assets" in the tables with the breakdown by portfolio type.
The amounts of item 5 are also recognized in the table "Loans and receivables with customers - Asset quality" in the Report on Operations.
The amount of item 7 corresponds to the total sum of sub-items from B.1 to B.6 of the table 15.1 "Non-current assets and disposal groups classified as held for sale" in Part B) Consolidated Balance Sheet - Assets.

Balance sheet exposure to banks: gross and net values

(€ thousands)

EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
a) Non-performing loans	541,024	420,997	-	120,027
b) Doubtful loans	62,346	5,904	-	56,442
c) Restructured exposures	249,700	3,120	-	246,580
d) Past due	-	-	-	-
e) Country risk	161,741	X	16,761	144,980
f) Other assets	128,383,813	X	81,539	128,302,274
Total as at 06.30.2009	**129,398,624**	**430,021**	**98,300**	**128,870,303**

Balance sheet exposure to customers: gross and net values

(€ thousands)

EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
a) Non-performing loans	31,837,800	20,109,701	-	11,728,099
b) Doubtful loans	11,549,899	3,661,582	-	7,888,317
c) Restructured exposures	4,294,835	1,031,498	-	3,263,337
d) Past due	3,006,213	373,563	-	2,632,650
e) Country risk	48,051	X	8,049	40,002
f) Other assets	647,393,134	X	2,872,041	644,521,093
Total as at 06.30.2009	**698,129,932**	**25,176,344**	**2,880,090**	**670,073,498**

These tables include also balance sheet exposures to banks and customers classified in financial assets portfolios other than Loans and Receivables.

Information on Structured Credit Products and OTC Derivatives

The continuing turmoil in the financial markets was mainly attributable to the impairment losses of US subprime mortgages which began in the second half of 2007. This deterioration caused a general widening of credit spreads and a gradual transformation of the securitized credits market into an illiquid market characterized by forced sales.

Given this situation the market's need for information on the exposures held by banks increased with structured credit products being traded directly or through SPVs. Already in 2007 the Group provided ample information on these products, on the operations of the sponsored conduits and on OTC derivatives, together with the principles followed to measure and manage risk.

In 2008, additionally, several international and Italian organisms and regulators (viz., the Financial Stability Forum, the CEBS - Committee of European Banking Supervisors, Banca d'Italia and CONSOB) published documents encouraging or requiring banks to increase disclosure of their investments in consolidated SPEs (Special Purpose Entities), structured credit products, OTC derivatives and fair value hedges, in accordance with a proposal based on current best practice for financial information.

Starting with its First Half 2008 Report, the Group has therefore provided this information, which is here updated to June 30, 2009, whereas information on liquidity risk, sensitivity analysis and stress testing of the trading book, is given in Sections 2 and 3 of Part (E) below.

A glossary of terms and acronyms is included in the annexes hereto.

1. Structured Credit Products

A detailed description of the Group's business in structured credit products is provided below, i.e. information on the Group's role as Originator, Sponsor and Investor, according to the definitions given by the Basel II framework and the already mentioned Banca d'Italia's Circular 263 (see also the Glossary in the Annexes).

Information on the exposures to monoline insurers and leveraged finance, as well as details on the methods to calculate the fair value of structured credit products are also given below.

1.1 The Group as Originator

The Group's origination consists of the sale of on-balance sheet receivables portfolios to vehicles set up as securitization companies under Law 130/1999 or similar non-Italian legislation.

The buyer finances the purchase of the receivables portfolios by issuing bonds of varying seniority and transfers its issue proceeds to the Group.

The yield and maturity of the bonds issued by the buyer therefore mainly depend on the cash flow expected from the assets being sold.

As a further form of security to bondholders, these transactions may include special types of credit enhancement, e.g., subordinated loans, financial guarantees, standby letters of credit or over-collateralization.

The Group's objectives when carrying out these transactions are usually the following:

- to free up economic and regulatory capital by carrying out transactions that reduce capital requirements under current rules by reducing credit risk;
- to reduce funding costs given the opportunity to issue higher-rated bonds with lower interest rates than ordinary senior bonds; and
- to originate securities that can be used to secure repos with Banca d'Italia and the ECB.

The Group carries out both traditional securitizations whereby the receivables portfolio is sold to the SPV and synthetic securitizations which use credit default swaps to purchase protection over all or part of the underlying risk of the portfolio.

Part E) Risks and related risk management policies (Continued)

The Group makes limited use of this type of transactions. The amount of securitized loans[1] accounts for approximately 17.05% of the Group's credit portfolio.

In 2008 the Group also initiated a Covered Bond (OBG - Obbligazioni Bancarie Garantite) Program under the provisions of Italian Law 130/99. The underlying residential mortgage loans were transferred to an SPE set up for this purpose and included in the Banking Group. Six tranches of OBG totaling €5 billion were issued and retained in the Group.

As at June 30, 2009 similar covered bonds under German law (Pfandbriefe) amounted to €37,620,819, of which €30,248,668 were backed by mortgage loans and €7,372,151 by loans to the public sector.

Under traditional securitizations the Group retains the first loss in the form of junior bonds or similar exposure and in some cases provides further credit enhancement as described above. This enables the Group to benefit from the portion of the sold receivables' yield in excess of the yield due to the senior and mezzanine tranches.

Retention by the Group of the first loss risk and the corresponding yield means that most of the risk and return on the portfolio is retained. Consequently these transactions are recognized in the accounts as loans and no profits arising out of the transfer of the assets are recognized and the sold receivables are not derecognized.

Synthetic securitizations also entail retention of the receivables subject to credit default protection on the balance sheet. The swap is recognized in the accounts, as well as any other retained interest.

The following table shows the Group's retained **gross and net cash exposure** under securitizations in which it was the originator, subdivided according to whether or not the receivables were derecognized in the accounts.

The amounts given are mainly interests retained by the originator. ABSs arising out of securitizations and held in the Markets & Investment Banking Division's portfolio are also shown.

Exposures deriving from the securitization of own assets (€ thousands)

	BALANCE SHEET EXPOSURE AS AT		
	06.30.2009		12.31.2008
	GROSS EXPOSURE (NOMINAL AMOUNT)	NET EXPOSURE (*)	NET EXPOSURE (*)
- Assets sold totally derecognized	936,427	661,884	1,014,793
- Assets sold but not derecognized	40,344,189	40,967,251	37,645,487
- Synthetic transactions	39,155,332	38,982,365	40,780,970
Total	**80,435,948**	**80,611,500**	**79,441,250**

(*) The net exposure includes the sold loans' amount of yield due but not received in excess of amounts paid on securities places at third counterparties.

1. We refer to loans sold, also synthetically, but not derecognized from balance sheet.

The increase in exposure in the first half of 2009 was due to two new securitizations of performing loans having respectively leasing contracts originated in Italy and euro loans as underlyings. The Group has underwritten all the securities issued by the vehicle companies.

Retained tranches break down according to the **level of subordination** as follows:

Exposures deriving from the securitization of own assets broken down by subordination degree (€ thousands)

	AMOUNTS AS AT 06.30.2009			
	SENIOR	MEZZANINE	JUNIOR	TOTAL
Balance sheet exposure	**72,562,169**	**1,970,929**	**6,078,402**	**80,611,500**
- Assets sold totally derecognized	115,650	298,889	247,345	661,884
- Assets sold but not derecognized	34,849,895	467,758	5,649,598	40,967,251
- Synthetic transactions	37,596,624	1,204,282	181,459	38,982,365
Guarantees given	**-**	**97,094**	**65,560**	**162,654**
- Assets sold totally derecognized	-	97,094	-	97,094
- Assets sold but not derecognized	-	-	-	-
- Synthetic transactions	-	-	65,560	65,560
Credit facilities	**-**	**634,791**	**45,220**	**680,011**
- Assets sold totally derecognized	-	634,791	-	634,791
- Assets sold but not derecognized	-	-	45,220	45,220
- Synthetic transactions	-	-	-	-

The transactions included under "Assets sold and derecognized" are those in which the Group, while retaining most of the risk and return of the underlying receivables, nevertheless derecognized them because the transaction was prior to January 1, 2002. On first adoption of IFRS the option permitted by IFRS 1 that allows assets sold before January 1, 2004 not to be rerecognized, regardless of the amount of risk and return retained, was taken.

The balance sheet exposure of assets sold but not derecognized includes traditional securitizations for an amount of €36,691,849, where the Group has purchased all liabilities issued by the vehicle companies (so called "self-securitizations").

However, assessment and monitoring of risk underlying securitizations are performed with regard not to exposure to the SPV but rather to the sold receivables, which are monitored continuously by means of Interim reports showing status of the receivables and repayment performance.

The following tables give a breakdown of the Group's retained (i.e., non-derecognized) receivables **by region and asset quality**, and **by traditional and synthetic securitizations**.

First-Half Condensed Consolidated Financial Statements

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Securitized assets broken down by geographical area (€ thousands)

	AMOUNTS AS AT 06.30.2009								
	ITALY	GERMANY	AUSTRIA	OTHER EU COUNTRIES	OTHERS EUROPEAN COUNTRIES (NON EU)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
Assets sold but not derecognized									
- Residential mortgage loans	33,431,716	3,876,453	-	4,446	-	-	-	-	37,312,615
- Commercial mortgage loans	204	772,482	-	886	-	-	-	-	773,572
- Leasing	11,293,896	-	-	-	-	-	-	-	11,293,896
- Credit cards	-	-	-	-	-	-	-	-	-
- Consumer loans	43,260	-	-	-	-	-	-	-	43,260
- SME loans	42	157,107	-	180	-	-	-	-	157,329
- Corporate loans	4,528	6,513,748	15,161	119	107,002	-	-	-	6,640,558
- State related entities loans	-	-	-	-	-	-	-	-	-
- Securities	-	-	-	-	-	-	-	-	-
- Others	-	-	-	-	-	-	-	-	-
Total	**44,773,646**	**11,319,790**	**15,161**	**5,631**	**107,002**	**-**	**-**	**-**	**56,221,230**

Securitized assets broken down by geographical area (€ thousands)

	AMOUNTS AS AT 06.30.2009								
	ITALY	GERMANY	AUSTRIA	OTHER EU COUNTRIES	OTHERS EUROPEAN COUNTRIES (NON EU)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
Synthetic transactions									
- Residential mortgage loans	134	18,187,179	4,230	97,547	-	451	245	445	18,290,231
- Commercial mortgage loans	-	3,150,894	7,720	109,668	-	-	-	2,501	3,270,783
- Leasing	-	-	-	-	-	-	-	-	-
- Credit cards	-	-	-	-	-	-	-	-	-
- Consumer loans	-	-	-	-	-	-	-	-	-
- SME loans	2,688,314	5,365,700	1,921,595	141,722	-	23,471	9,996	37,503	10,188,301
- Corporate loans	760,456	1,931,666	4,098,510	6,085,505	774,656	1,463,803	511,561	1,794,005	17,420,162
- State related entities loans	-	-	-	-	-	-	-	-	-
- Securities	-	-	-	-	-	-	-	-	-
- Others	95,480	2,205,821	68,376	3,660,347	-	617,563	1,672,755	995,073	9,315,415
Total	**3,544,384**	**30,841,260**	**6,100,431**	**10,094,789**	**774,656**	**2,105,288**	**2,194,557**	**2,829,527**	**58,484,892**

Securitized assets broken down by asset quality			(€ thousands)
	AMOUNTS AS AT 06.30.2009		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Assets sold but not derecognized			
- Residential mortgage loans	37,041,127	271,488	37,312,615
- Commercial mortgage loans	764,521	9,051	773,572
- Leasing	10,845,092	448,804	11,293,896
- Credit cards	-	-	-
- Consumer loans	42,504	756	43,260
- SME loans	155,488	1,841	157,329
- Corporate loans	6,632,011	8,547	6,640,558
- State related entities loans	-	-	-
- Securities	-	-	-
- Others	-	-	-
Total	**55,480,743**	**740,487**	**56,221,230**

Securitized assets broken down by asset quality			(€ thousands)
	AMOUNTS AS AT 06.30.2009		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Synthetic transactions			
- Residential mortgage loans	18,042,453	247,778	18,290,231
- Commercial mortgage loans	3,247,824	22,959	3,270,783
- Leasing	-	-	-
- Credit cards	-	-	-
- Consumer loans	-	-	-
- SME loans	10,035,464	152,837	10,188,301
- Corporate loans	17,363,299	56,863	17,420,162
- State related entities loans	-	-	-
- Securities	-	-	-
- Others	9,202,597	112,818	9,315,415
Total	**57,891,637**	**593,255**	**58,484,892**

Funded securitization structures originated by the Group mainly have as underlyings residential mortgages originated in Italy and in Germany, leasing granted to Italian counterparties and corporate loans originated in Germany.
Synthetic securitization structures have mainly residential mortgages and loans to Corporate and Small Medium Entities originated in UE countries as underlyings.
Both for funded and unfunded securitization structures, the underlying portfolio is almost entirely performing.

As mentioned above, in first-half 2009 two new traditional securitizations of performing loans, having as underlyings leasing contracts originated in Italy concerning the use of motor vehicles, capital equipment and property for a nominal amount of €1,705,231 and euro loans for a nominal amount of €1,012,000, were issued.

The Group is not an originator of securitizations having as underlying US subprime or Alt-A residential mortgages.
The fair value of assets sold and not derecognized exceeds the carrying amount by over €3,900 million.

Part E) Risks and related risk management policies (Continued)

1.2 The Group as Sponsor

The Group is a sponsor of asset-backed commercial paper SPVs (i.e., conduits issuing commercial paper) set up both as multi-seller customer conduits to give clients access to the securitization market, and as arbitrage conduits.

These SPVs are not part of the banking group, but have been consolidated since December 2007.

Customer conduits require the formation and management of a bankruptcy-remote company (i.e., one that would be immune from any financial difficulties of the originator) which directly or indirectly buys receivables created by companies outside the Group.

The receivables underlying these transactions are not bought directly by the conduit set up by the Group, but by a purchase company which in turn is wholly funded by the conduit by means of commercial paper or medium term notes.

The main purpose of these transactions is to give corporate clients access to the securitization market and thus to lower funding costs than would be borne with direct funding.

Arbitrage conduits require the formation and management of an SPV that buys highly rated corporate bonds, asset-backed securities and loans.

The purpose is to achieve a profit on the spread between the yield on the assets held, usually medium/long-term, and the short/medium-term securities issued to fund the purchase.

The conduits' purchase of assets is financed by short-term commercial paper and medium-term note issues.

Payment of interest and redemption of the securities issued by the conduit therefore depends on cash flow from the receivables purchased (credit risk) and the ability of the conduit to roll over or replace its market funding on maturity (liquidity risk).

To guarantee prompt redemption of the securities issued by the conduit, these transactions are guaranteed by a standby letter of credit covering the risk of default both of specific assets and of the whole program.

The underwriters of issued securities also benefit from security provided by specific liquidity lines which the conduit may use if it unable to place new commercial paper to repay maturing paper, e.g. during market turmoil.

These liquidity lines may not however be used to guarantee redemption of securities issued by the conduit in the event of default by the underlying assets.

In its role as sponsor, the Group selects the asset portfolios purchased by conduits or purchase companies, provides administration of the assets and both standby letters of credit and liquidity lines.

For these services the Group receives fees and also benefits from the spread between the return on the assets purchased by the SPV and the securities issued.

The persistent market turmoil has created a significant contraction in investor demand for the securities issued by these conduits. The Group has consequently purchased directly all their outstanding commercial paper.

The following table shows **exposure to the conduits** of which the Group is sponsor, viz. Arabella Finance Ltd., Salome Funding Ltd., Black Forest Funding Corp. (customer conduits) and Bavarian Universal Funding Corp. (arbitrage conduits).

Exposures sponsored by the Group	(€ thousands)	
	AMOUNTS AS AT	
	06.30.2009	12.31.2008
Balance sheet exposures	**5,236,871**	**5,268,124**
- Conduits consolidated	5,236,871	5,268,124
Credit facilities	**857,408**	**1,775,512**
- Conduits consolidated	857,408	1,775,512

The lines of credit shown are the difference between total credit lines granted and the amount of commercial paper underwritten by the Group. This figure is the additional risk exposure incurred by the Group and arising from commercial paper purchased by third parties and commitments to purchase further assets under the program.

Cash exposures are commercial paper purchased by the Group. These exposures are fully consolidated and therefore not visible in the consolidated accounts.

Due to the activity performed, the Group bears most of the risk and receives most of the return on conduit business and also has control of the conduits.

Consequently, as required by IAS 27 and SIC 12, we have consolidated the above-listed SPVs.

The ABCP conduits are consolidated as are some of the second-level vehicles that IFRS consolidation standards.

The following are recognized in the consolidated Accounts:
- loans by the ABCP conduits to the underlying purchase companies, where there are non-consolidated second-level vehicles, and
- the assets held by the purchase companies, where these are consolidated.

Redstone Mortgages Plc was consolidated into the Group during the reporting period, upon fulfillment of the conditions envisaged by the above-mentioned SIC 12 (see also Section 3 - Consolidation Procedures and Scope of Part A1, Accounting Policies).

Redstone Mortgages Plc is a vehicle company funded by a second-level Purchase company of Salome Funding Ltd., which was consolidated into the Group in the Financial Statements at December 31, 2008.

Following Redstone Mortgages Plc's first consolidation, the vehicle company's assets were reported directly in the Group's consolidated Financial Statements. Previously, the consolidated Financial Statements had shown the loans granted to the vehicle company by the above-mentioned Group subsidiaries, which were instead struck off.

Redstone Mortgages Plc's assets, mostly comprised of a warehousing portfolio of UK mortgages, were reported under Loans and Receivables with Customers, with a carrying amount of €1,558,396.

The consolidated Accounts include the substance of the assets in the books of the non-consolidated purchase companies because they are wholly financed by the consolidated conduits.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

The following table gives the amount of the **purchase companies' assets by region**.

Purchase companies' assets broken down by geographical area (€ thousands)

	AMOUNTS AS AT 06.30.2009								
	CONSOLIDATED CONDUITS								
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	-	-	-	-	1,570,718	-	-	228,998	**1,799,716**
- Commercial mortgage loans	-	-	-	-	665,791	-	-	-	**665,791**
- Leasing	-	474,379	-	-	-	-	-	-	**474,379**
- Credit cards	-	-	-	-	-	-	-	-	**-**
- Consumer loans	828,848	-	-	-	-	-	-	-	**828,848**
- SME loans	-	-	-	-	-	-	-	-	**-**
- State related entities	-	-	-	-	-	-	-	-	**-**
- Others	80,475	251,583	-	-	192,105	294,070	-	-	**818,233**
- RMBS	-	-	-	-	-	1,710	-	-	**1,710**
- CMBS	-	-	-	-	-	85,887	-	-	**85,887**
- CDO	-	-	-	-	-	4,640	-	-	**4,640**
- CLO / CBO	-	-	-	-	-	66,983	-	-	**66,983**
- Corporate bonds	-	51,572	10,613	-	-	311,315	-	-	**373,500**
Total	**909,323**	**777,534**	**10,613**	**-**	**2,428,614**	**764,605**	**-**	**228,998**	**5,119,687**

The item "Others" comprises corporate loans amounting to €286,474 and short-term commercial loans equal to the remaining amount.

About 58% of the structured credit products (i.e. RMBS, CMBS, CDO and CLO/CBO) held by the conduits were rated A or better and 32% were rated triple-A.

The underlyings were almost entirely of US origin.

The table below shows the quality of assets held by consolidated vehicles, which are mainly mortgage loans and consumer loans. The assessment of the credit risk of these assets is carried out by specific units using a look-through approach with the aim of analyzing the performance of the underlying receivables portfolios. Impaired positions derive from the consolidation of Redstone Mortgages Plc which, according to preliminary valuations which are particularly complex in a persistent difficult macroeconomic situation, led to impairment losses amounting to €27,898.
The valuation process is expected to be completed by the end of the year.

The fair value of these loans, resulting from preliminary estimates, is essentially in line with their carrying amount.

Consolidated conduits assets broken down by asset quality (€ thousands)

	AMOUNTS AS AT 06.30.2009		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
- Residential mortgage loans	1,624,870	174,846	**1,799,716**
- Commercial mortgage loans	665,791	-	**665,791**
- Leasing	474,379	-	**474,379**
- Credit cards	-	-	**-**
- Consumer loans	828,848	-	**828,848**
- SME loans	-	-	**-**
- State related entities	-	-	**-**
- Others	818,233	-	**818,233**
- RMBS	1,710	-	**1,710**
- CMBS	85,887	-	**85,887**
- CDO	4,640	-	**4,640**
- CLO / CBO	66,983	-	**66,983**
- Corporate bonds	373,500	-	**373,500**
Total	**4,944,841**	**174,846**	**5,119,687**

The **residual life of sponsored conduits' underlyings** is given in the following table. Average residual life is in most cases under one year or over five years.

Purchase companies' assets broken down by residual life (€ thousands)

	AMOUNTS AS AT 06.30.2009			
REMAINING AVERAGE LIFE	LESS THAN 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
- Residential mortgage loans	403,844	-	1,395,872	**1,799,716**
- Commercial mortgage loans	-	-	665,791	**665,791**
- Leasing	474,379	-	-	**474,379**
- Credit cards	-	-	-	**-**
- Consumer loans	828,848	-	-	**828,848**
- SME loans	-	-	-	**-**
- State related entities	-	-	-	**-**
- Others	668,211	91,281	58,741	**818,233**
- RMBS	-	1,710	-	**1,710**
- CMBS	14,215	4,070	67,602	**85,887**
- CDO	-	-	4,640	**4,640**
- CLO / CBO	-	-	66,983	**66,983**
- Corporate bonds	117,307	27,555	228,638	**373,500**
Total	**2,506,804**	**124,616**	**2,488,267**	**5,119,687**

Assets recognized in financial statements, due to consolidation of conduits, are a marginal portion of the Group's assets.

Part E) Risks and related risk management policies (Continued)

The following table shows these **assets by balance sheet classification** and as a **percentage of total assets** in the same class.

Consolidated conduits broken down by type of financial assets portfolio (€ thousands)

	AMOUNTS AS AT 06.30.2009					
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL
Balance sheet amount	-	132,346	4,586,968	151,806	248,567	**5,119,687**
% IAS portfolio	-	0.88%	0.68%	1.05%	0.82%	0.57%

1.3 The Group as Investor

As well as originator and sponsor, the Group is also an investor in structured credit instruments.

These risks are mainly held on the books of the Markets and Investment Banking Division (MIB) and Unicredit Bank Ireland.

This business was particularly affected by the difficult situation on the financial markets, which began in 2007 and determined a transformation of the structured credit product market into an illiquid market.

Against this background, in 2008 the Group ring-fenced these products in a specific Global ABS Portfolio managed with the aim of maintaining the holdings, also in view of the fact that the underlyings have good fundamentals. This portfolio is subject to monitoring and reporting of both credit risk and market risk.

This new strategy has been reflected in the accounts through the reclassification of most of these positions in the item "loans and receivables to customers" in first-half 2008. See Section 1.4 for information about the effects of this reclassification.

The following table gives Group's **exposure** to these instruments, which is limited, viz. 1.19% of **total financial instruments**.

Structured credit product exposures broken down by type of financial assets portfolio (€ thousands)

	BALANCE SHEET EXPOSURE AS AT						
	06.30.2009						12.31.2008
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL	TOTAL
Balance sheet amount	399,544	121,582	9,560,238	99,506	478,096	**10,658,966**	12,021,653
% IAS portfolio	0.25%	0.81%	1.41%	0.69%	1.58%	**1.19%**	1.25%

A breakdown of the Group's **gross and net exposure to structured credit products.**

Structured credit product exposures (€ thousands)

	AMOUNTS AS AT 06.30.2009		12.31.2008
EXPOSURE TYPE	GROSS EXPOSURE (NOMINAL AMOUNT)	NET EXPOSURE (CARRYING AMOUNT)	NET EXPOSURE (CARRYING AMOUNT)
RMBS	4,558,795	4,262,821	4,485,457
CMBS	1,839,780	1,644,906	1,689,688
CDO	1,014,149	562,579	849,709
CLO/CBO	1,957,153	1,499,181	1,766,325
ABS others	2,107,398	1,834,811	2,174,291
Loans	854,668	854,668	1,056,183
Total	**12,331,943**	**10,658,966**	**12,021,653**

Cash exposure, as mentioned, consists almost entirely of asset backed securities amounting to €9,804,298 mainly held in the Global ABS portfolio in the books of the MIB Division and UniCredit Bank Ireland.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Following tables reports, respectively for **ABS**, loans and guarantees, the exposure amount **together with their seniority.**

The tables do not show the ABSs originated by UniCredit securitizations, whether synthetic or traditional. These are shown in the table given in the 'Group as Originator' section above.

Structured credit product exposures broken down by subordination degree (€ thousands)

	AMOUNTS AS AT 06.30.2009			
EXPOSURE TYPE	SENIOR	MEZZANINE	JUNIOR	TOTAL
- RMBS	3,689,712	564,081	9,028	4,262,821
- Prime	*3,442,643*	*428,584*	-	*3,871,227*
- Subprime	*8,017*	*12,025*	*4,898*	*24,940*
- Nonconforming	*239,052*	*123,472*	*4,130*	*366,654*
- CMBS	1,232,613	412,293	-	1,644,906
- CDO	310,335	251,287	957	562,579
- CDO of ABS / CDO of CDO	*7,733*	*63,544*	*52*	*71,329*
- CDO Balance Sheet	*140,164*	*33,693*	-	*173,857*
- CDO Market Value	-	-	-	-
- CDO Preferred Stock	-	*60,865*	-	*60,865*
- CDO Synthetic Arbitrage	*16,735*	*7,712*	*802*	*25,249*
- CRE CDO	*20,233*	*8,891*	-	*29,124*
- CDO others	*125,470*	*76,582*	*103*	*202,155*
- CLO/CBO	1,137,037	351,007	11,137	1,499,181
- CLO SME	*275,712*	*146,088*	*105*	*421,905*
- CLO arbitrage/balance sheet	*375,356*	*79,478*	*250*	*455,084*
- CLO / CBO altri	*485,969*	*125,441*	*10,782*	*622,192*
- Consumer loans	468,819	62,702	-	531,521
- Credit cards	112,399	13,302	-	125,701
- Student loans	84,162	47,247	-	131,409
- Leasing	271,817	63,593	6,983	342,393
- Others	636,320	36,210	31,257	703,787
Total balance sheet exposures	**7,943,214**	**1,801,722**	**59,362**	**9,804,298**

Loans and guarantees (€ thousands)

	AMOUNTS AS AT 06.30.2009							
	ON BALANCE SHEET EXPOSURES				OFF BALANCE SHEET EXPOSURES			
EXPOSURE TYPE	SENIOR	MEZZANINE	JUNIOR	TOTAL	SENIOR	MEZZANINE	JUNIOR	TOTAL
Loans	**345,181**	**492,585**	**16,831**	**854,597**	**-**	**94,730**	**-**	**94,730**
- Residential mortgages	-	197,463	9,139	206,602	-	-	-	-
- Commercial mortgages	-	263,331	-	263,331	-	-	-	-
- CDO	-	-	-	-	-	-	-	-
- CLO		10,000	5,478	15,478	-	-	-	-
- Credit Cards	-	-	-	-	-	-	-	-
- Consumer loans	295,181	-	-	295,181	-	-	-	-
- Student Loans	-	-	-	-	-	79,660	-	79,660
- Others	50,000	21,791	2,214	74,005	-	15,070	-	15,070
Guarantees given	**-**	**-**	**-**	**-**	-	-	**-**	**-**
Credit facilities	**71**	**-**	**-**	**71**	**393,611**	**-**	**-**	**393,611**

The above table presents the Group's exposure to SPEs, including guarantees given and lines of credit.
This support is generally given when structuring securitizations for third parties as manager or arranger of the transactions. The underlying of the guarantees given is mainly credit cards and commercial mortgages; that of the credit lines is mainly commercial debt.

At June 30, 2009 the Group's exposure in structured credit products was €10,658,966, a reduction of over 11.3% from December 31, 2008 when the figure was €12,021,652.
The exposure in ABSs fell from €10,965,470 at December 31, 2008 to €9,804,298.
Also exposure in the form of loans to vehicles fell from €1,056,183 at December 31 to €854,668.
Unutilized portion of credit lines and guarantees given amounts to €488,341.

In addition to reported exposures, the Group is exposed to Credit Default Swaps having structured credit products as underlyings. These instruments have a negative fair value of €462,753 and a notional amount of €2,019,896.

The good credit quality of this portfolio is borne out by the fact that over 92% of these instruments are rated A or better and 64% of the portfolio is triple-A rated.

At December 31, 2008 over 95% of these exposures were rated A and 78% of the portfolio was rated triple-A. The change was due to the general worsening of market conditions in H1 2009.

Over 82% of the exposure is toward countries belonging to European Union.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

The following tables give a breakdown of the **net exposure** at June 30, 2009, **by instrument, rating and region.**

Structured credit product exposures broken down by rating class

EXPOSURE TYPE	AAA	AA	A	BBB	BB	B	CCC	CC	C	NR
RMBS Prime	84.12%	12.37%	1.58%	1.56%	0.38%	0.00%	0.00%	0.00%	0.00%	0.00%
RMBS Subprime	15.35%	11.05%	0.00%	5.75%	0.00%	0.00%	48.22%	0.00%	19.64%	0.00%
RMBS Non conforming	45.86%	17.75%	4.66%	16.91%	2.99%	5.71%	5.12%	1.00%	0.00%	0.00%
CMBS	31.59%	54.96%	7.49%	4.32%	1.64%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO of ABS/CDO di CDO	0.00%	69.89%	8.77%	5.67%	5.28%	2.08%	0.18%	8.06%	0.07%	0.00%
CDO - Balance Sheet	35.62%	18.21%	38.68%	6.40%	1.03%	0.06%	0.00%	0.00%	0.00%	0.00%
CDO - Market Value	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO - Preferred Stock	0.00%	0.00%	20.49%	26.66%	48.40%	4.45%	0.00%	0.00%	0.00%	0.00%
CDO - Synthetic Arbitrage	0.00%	84.19%	9.10%	0.00%	0.00%	0.00%	0.00%	3.41%	0.11%	3.18%
CRE CDO	0.00%	67.64%	0.00%	30.53%	1.84%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO Other	51.90%	9.75%	22.56%	9.58%	3.27%	2.60%	0.29%	0.05%	0.00%	0.00%
CLO SME	20.42%	62.49%	3.69%	8.32%	4.76%	0.30%	0.00%	0.00%	0.00%	0.02%
CLO Arbitrage/balance sheet	47.22%	39.28%	6.41%	2.47%	4.43%	0.14%	0.00%	0.00%	0.00%	0.05%
CLO/CBO others	71.83%	18.32%	2.68%	0.42%	4.18%	0.68%	0.00%	0.15%	0.00%	1.73%
Consumer loans	82.50%	10.89%	2.86%	3.24%	0.00%	0.00%	0.00%	0.00%	0.00%	0.51%
Credit cards	50.63%	38.78%	0.00%	4.43%	6.16%	0.00%	0.00%	0.00%	0.00%	0.00%
Student loans	57.37%	42.63%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Leasing	79.39%	8.99%	0.00%	6.73%	1.17%	1.68%	2.04%	0.00%	0.00%	0.00%
Others	83.80%	2.29%	1.00%	3.05%	0.00%	0.00%	0.00%	0.00%	0.00%	9.86%
Total	**64.28%**	**24.06%**	**4.27%**	**3.78%**	**1.76%**	**0.43%**	**0.39%**	**0.12%**	**0.05%**	**0.86%**

Structured credit product exposures broken down by geographical area

EXPOSURE TYPE	ITALY	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	ASIA	USA	REST OF THE WORLD
RMBS Prime	10.73%	78.33%	0.00%	2.80%	0.00%	8.13%
RMBS Subprime	0.00%	85.40%	0.00%	0.00%	13.07%	1.53%
RMBS Non conforming	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
CMBS	6.47%	80.25%	0.00%	6.86%	5.62%	0.79%
CDO of ABS/CDO di CDO	0.00%	61.87%	0.00%	0.00%	38.13%	0.00%
CDO - Balance Sheet	0.12%	26.92%	0.00%	0.00%	60.32%	12.63%
CDO - Market Value	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO - Preferred Stock	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
CDO - Synthetic Arbitrage	0.00%	66.28%	0.00%	0.00%	33.72%	0.00%
CRE CDO	0.00%	1.84%	0.00%	0.00%	98.16%	0.00%
CDO Other	18.39%	21.38%	0.00%	31.46%	9.55%	19.22%
CLO SME	0.31%	97.94%	1.06%	0.66%	0.02%	0.00%
CLO Arbitrage/balance sheet	0.00%	50.96%	0.00%	0.00%	49.04%	0.00%
CLO/CBO others	0.00%	81.03%	5.66%	0.00%	10.20%	3.11%
Consumer loans	31.59%	63.40%	1.74%	0.99%	1.27%	1.02%
Credit cards	0.00%	81.09%	0.00%	18.91%	0.00%	0.00%
Student loans	0.00%	33.43%	0.00%	0.00%	66.57%	0.00%
Leasing	58.21%	17.80%	0.00%	0.00%	14.39%	9.61%
Others	64.14%	35.30%	0.00%	0.00%	0.56%	0.00%
Total	**13.79%**	**69.12%**	**0.50%**	**3.25%**	**8.71%**	**4.64%**

The Group's portfolio includes the following:

CDOs: Collateralized debt obligations are notes with varying seniority issued by SPVs in respect of loans (CLOs), corporate bonds (CBOs) or structured credit instruments (CDOs of ABS).
As with all asset-backed securities, redemption of these notes depends on the performance of the underlying assets and any additional security.

The purpose of these instruments is to benefit from the spread between the notes' yield and that of the assets.

At June 30, 2009 CDOs held by the Group (i.e., CLOs, CBOs and CDOs of ABS) amounted to €2,061,760, i.e. a reduction from December 31, 2008, when the figure was €2,616,034.

87.7% of these instruments are rated A or better.

A small number of the CDOs held in the Group's portfolio are CDOs of ABS, some with US sub-prime exposure. At June 30, 2009 the exposure to CDOs of ABS was €71,329, of which €19,930 with US subprime mortgages as underlyings.

All CDOs of ABS with US subprime mortgages as underlyings were classified as such regardless of the weight of these risks.

The following table details **exposure** to these instruments. These instruments, 60% of which are rated A or better, were written down as to 73.8% of face value at June 30, 2009.

CDO of ABS (€ thousands)

EXPOSURE TYPE	NET EXPOSURE AS AT 06.30.2009
Non Subprime exposures	**51,399**
High grade	51,399
Mezzanine	-
CDO Squared	-
Subprime exposures	**19,930**
High grade	-
Mezzanine	19,930
CDO Squared	-
Total CDO of ABS	**71,329**

CMBSs: Commercial mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of commercial mortgages securitized by a non-Group originator.

At June 30, 2009 the CMBSs held in the Group's portfolio amounted to €1,644,906. At December 31, 2008 this figure was €1,689,688.

Approximately 94% of these instruments are rated A or better. Coverage ratio is 10.6%.

RMBSs: Residential mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of residential mortgages securitized by a non-Group originator.

At June 30, 2009 the RMBSs held in the Group's portfolio amounted to €4,262,821. At December 31, 2008 this figure was €4,485,457.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Over 95% of these instruments are rated A or better.

A small number of the RMBSs, worth €72,462, have US sub-prime or Alt-A mortgages as underlyings.

All RMBSs with US sub-prime or Alt-A mortgages as underlyings were classified as such regardless of the weight of this exposure.

Approximately 25% of these instruments are rated A or better. The coverage ratio was 25.7%

Exposure to US Subprime and Alt-A Mortgages

The Group's exposure to US Subprime and Alt-A mortgages was restricted to the above RMBSs and CDOs with these underlyings.

The Group has no mortgages classified as sub-prime in its loan book nor guarantees of such exposure.

The following table summarizes exposure to US Subprime and Alt-A mortgages, which was €96,338 at June 30, 2009, i.e. a reduction from both December 31, 2008 when this figure was €105,752.

US Subprime and Alt-A exposures (€ thousands)

	AMOUNTS AS AT 06.30.2009		
UNDERLYING / EXPOSURE TYPE	CDO OF ABS	RMBS	TOTAL
US Alt-A	3,946	47,522	51,468
US Subprime	19,930	24,940	44,870
Total	**23,876**	**72,462**	**96,338**

Over 41% of instruments with US subprime underlyings were rated A or better. Over 22% of instruments with Alt-A mortgage underlyings were rated A or better. Their respective coverage ratios were 58.5% and 39.5%.

Percentage **composition of the vintage of US Subprime and Alt-A** exposures is reported in the following tables.

US Subprime and Alt-A percentage of exposures broken down by vintage

UNDERLYING / VINTAGE	BEFORE 2005	2005	2006	2007
US Alt-A	6.12%	32.02%	51.59%	10.26%
US Subprime	19.72%	61.30%	8.06%	10.92%
Total	**12.46%**	**45.66%**	**31.32%**	**10.57%**

1.4 The Fair Value of Structured Credit Products

As noted above the Group has reclassified almost all its structured credit products from HfT financial assets to loans and receivables – customers, which has made it possible to align their class with the manner in which they are managed.

On June 30, 2009 reclassified ABS had a face value of €9,737,406, a carrying value of €8,804,730 against a fair value at the same date of €6,846,875.

Reclassification meant that capital losses of €404,519 were not recognized during the period.
Recognition of these assets at amortized cost caused a €86,750 increase in interest and impairment losses of €64,811.

The remaining structured credit products were Hft financial assets, assets at fair value or AfS financial assets and were valued consistently with the Group's Accounting policies.

According to the Group's accounting policies the fair value of financial instruments listed in active markets is determined starting from the official prices of the most advantageous market to which the Group has access *(Mark to Market).*

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.
If market prices are not available, the Group adopts mark to model valuation using generally accepted methods. These models include techniques based on discounting future cash flow and calculations of volatility and are revised both during development and regularly thereafter to ensure full and continuing consistency.

The methods adopted use inputs based on prices formed in recent transactions involving the instrument to be valued or the prices of instruments with similar characteristics in terms of risk profile.
These prices are important for the purposes of determining significant parameters for credit risk, liquidity risk and price risk of the instrument under valuation.
Reference to these market parameters limits the discretionality of the valuation and at the same time ensures that the resulting fair value can be verified.

If for one or more risk factors it is not possible to refer to market data, the valuation models adopted use calculations based on historical data.

As a further guarantee of the objectivity of the valuations provided by the valuation modelsthe Group carries out:
- Independent Price Verification (IPV) and
- Fair Value Adjustment - FVA.

Independent Price Verification is performed monthly by Risk Management units that are independent of the units that have assumed the exposure. IPV consists of comparison with and adjustment of the price of the day to valuations obtained from market participants.
For unlisted instruments IPV takes infoprovider prices as its reference, giving greater weight to the prices that are considered more representative of the instruments being valued.
IPV includes: the 'executability' of the transaction at the observed price, if any; the number of contributors, the degree of similarity of the financial instruments, consistency between prices obtained from different sources and the process followed by the inforprovider when obtaining the price.

In addition to Independent Price Verification, Fair Value Adjustment (the calculation of further write-downs of reporting amounts, recognized in the accounts in order to provide for risk relating to illiquid positions and valuation model risk) is also performed.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

The above-described valuation model review processes and the related parameters, value adjustments for model risk and the use of prudent valuation models ensure that the amount taken to the income statement does not result from the use of non-observable parameters.

Independent Price Verification and Fair Value Adjustments were thus applied also to structured credit products classified as financial assets held for trading, measured at fair value and available for sale.

Fair value adjustments estimate, attributing different weights, part of the effects of a one *notch downgrade* of the instruments considering the price quality observed through the mentioned IPV process.

Valuations of these products were uncontroversial before the onset of the sub-prime crisis in H2 2007, because secondary market liquidity gave executable prices for most of the existing securities, thus creating a level 1 valuation according to the fair value hierarchy established by the IFRS 7 - Financial Instruments: Disclosure.

Market conditions following the sub-prime mortgage crisis, which was marked by growing illiquidity in these instruments, the market players referred where possible to prices obtained from consensus pricing providers[2], which, though observable, do not necessarily qualify as active market prices. This meant that the valuation was level 2 under IFRS 7.

Where prices were not available from consensus pricing providers either in terms of price or market input, fair value was calculated using internal models thus arriving at a level 3 valuation under IFRS 7.

66.48% of the portfolio is priced using level 2 methods and the remaining 33.52% according to level 3 methods.

The following table gives the distribution of the types of exposure **as a percentage of fair value** at June 30, 2009.

Structured credit product exposures: fair value hierarchy

EXPOSURE TYPE	LEVEL 2	LEVEL 3
RMBS Prime	73.58%	26.42%
RMBS Non conforming	77.06%	22.94%
CMBS	48.86%	51.14%
CDO of ABS/CDO squared	0.00%	100.00%
CDO - Balance Sheet	21.52%	78.48%
CDO - Preferred Stock	0.00%	100.00%
CDO - Synthetic Arbitrage	0.00%	100.00%
CDO Other	0.00%	100.00%
CLO SME	89.05%	10.95%
CLO Arbitrage/balance sheet	71.13%	28.87%
CLO/CBO others	83.40%	16.60%
Consumer loans	93.84%	6.16%
Credit cards	0.00%	100.00%
Leasing	100.00%	0.00%
Others	0.71%	99.29%
Total	**66.48%**	**33.52%**

2. E.g., Markit, which aggregates, validates and distributes composite end-of-day bond prices on the basis of prices obtained from over thirty large dealers worldwide. Only contributors' prices that pass an automatic valuation process are inserted in the composite, so that the pricing is neutral and impartial.

1.5 Group Exposure to Monoline Insurers

The Group has limited exposure to monoline insurers.

It is not the usual practice to manage credit risk arising from ABS exposures through credit derivatives, or other guarantees with monoliners.

The Group has direct exposure to certain baskets of names which include monoliners.

The following table gives the amount of these **exposures** by **monoliner**.

Exposures to monoliners (€ thousands)

COUNTERPARTY	NOMINAL AMOUNT AS AT 06.30.2009	NOMINAL AMOUNT AS AT 12.31.2008
AMBAC Assurance Corporation	2,784	2,674
Assured Guaranty Corporation	12,036	11,903
FGIC Corporation	1,209	1,202
FSA Global Funding	10,524	-
MBIA Insurance Corporation	33,633	9,308
Radian Group	30,080	8,716
XL Capital Assurance	3,858	4,164
Total	**94,124**	**37,967**

The Group's portfolio includes asset-backed securities and other debt securities amounting to €964,640, which are guaranteed also by monoline insurers.

1.6 Group Exposure to Leveraged Finance

As part of its lending business, the Group grants loans or credit lines that may be classified as leveraged finance, in that they finance the acquisition of significant stakes in target companies, which are usually subsequently absorbed by the borrower.

Repayment and debt service depend largely on the cash flow generated by the new company post-absorption.

These transactions bear good yields in terms of both interest and fees. However, the risk is higher given the borrower's greater leverage.

The Group is generally involved in leveraged finance through participation in syndicated loans made by a banking syndicate.

In June 2009 the total amount of these transactions, mainly concentrated in the MIB Division, was €8,559,641 (net of value adjustments totaling €216,281), 60% of which was with 20 counterparties, 85% of which were EU residents.

These exposures are monitored continuously for credit quality by analyzing the borrower's business performance indicators and fulfillment of budget objectives in order to detect any lasting impairment losses.

In the case of further future syndications through the sale of a portion of the loan to third parties, at the same paying a portion of fees already received, these fees are not recognized as income.

Part E) Risks and related risk management policies (Continued)

2.Trading Derivatives with customers

The business model governing derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:
- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds);
- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk;
- by HVB AG, BA-CA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

Write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:
- performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value;
- non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

Referring to write-downs and write-backs of derivatives to take account of counterparty risk totaled, no significant effects have affected 2009 Profit&Loss.

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trading".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 of December 22, 2005 (which was used for the preparation of the accounts) was used as a reference.

Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" of the consolidated accounts with regard to derivative contracts totaled €97,923 million (with a notional value of €1,990,131 million) including €24,650 million with customers. The notional value of derivatives with customers amounted to €456,366 million including €438,928 million in plain vanilla (with a fair value of €23,797 million) and €17,438 million in structured derivatives (with a fair value of €853 million). The notional value of derivatives with banking counterparties totaled €1,533,765 million (fair value of €73,273 million) including €156,887 million related to structured derivatives (fair value of €4,026 million).

Customers entered into a total of 5,592 structured derivative contracts with the Group that are reported in balance-sheet asset item 20 "Financial assets held for trading". Of these, the largest 20 customers in terms of exposure cover 35% of overall exposure (generating exposure of €295 million for the Group).

The balance of item 40 "Financial liabilities held for trading" of the consolidated accounts with regard to derivative contracts totaled €101,527 million (with a notional value of €1,663,515 million) including €16,745 million with customers. The notional value of derivatives with customers amounted to €313,144 million including €290,224 million in plain vanilla (with a fair value of €16,208 million) and €22,920 million in structured derivatives (with a fair value of €537 million). The notional value of derivatives with banking counterparties totaled €1,350,371 million (fair value of €84,782 million) including €126,362 million related to structured derivatives (fair value of €3,853 million).

Section 2 - Market risk

For the UC Group, Market risk is defined as the impact that movements in market traded variables can have on the economical value of the Group's portfolio. It includes all activities in trading and banking books (i.e. risks arising from its business operations or strategic investments). Market risk management in our Group includes in particular the treasury business and the asset and liability management, both in the parent company and in its subsidiaries. The parent company keeps track of risk positions throughout the Group. Individual subsidiaries have the specific responsibility to manage their own risk positions in line with the Group's risk management policy and to inform the parent company of the exposures resulting from their risk monitoring. Subsidiaries produce detailed daily reports on their business performance and associated risks, and send these market risk reports to the parent company.

The Parent's Group Market Risk unit is responsible for the aggregation of this data and the production of overall Group market risk reports. This unit ensures that the subsidiaries' market risk measurement models are comparable and that their risk monitoring and management methods are uniform. The Parent's Group Market Risk unit also controls the Parent's positions and the aggregated positions of the subsidiaries, in order to monitor total exposure. Each subsidiary is however directly responsible for the control of its risks according to the guidelines supplied by the Parent.

The main tool the Group uses to measure the market risk of its trading positions is Value at Risk (VaR), calculated using an historical simulation approach. In the current phase, however, some Group companies still use other methods as is the Monte Carlo approach in HVB subgroup. The parameters used for calculating VaR are the following: confidence interval of 99%; time horizon of one day; daily updating of historical timeseries, with at least a one year profundity. The time horizon of one day enables immediate comparison of realized gains and losses. To calculate and monitor its risk, UniCredit counts with a series of internal models developed by HVB AG and BA-CA AG and approved by their respective local regulators. When aggregating the risk profiles of the Group's risk-taking units, overall riskiness does not take into account – for prudential reasons – the diversification effects.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

The following table gives the **VaR for the aggregate risk of the trading portfolio.**

Daily VaR of Trading Book					(€ million)
		2009			2008
	06.30.2009	AVERAGE	MAX	MIN	AVERAGE
UniCredit Holding	4.4	4.1	5.1	2.1	5.6
UC - Ireland	0.2	0.2	0.2	0.2	0.2
BA-CA Sub-Holding	25.1	27.4	41.1	18.6	22.2
HVB Sub-Group	53.4	81.4	113.4	53.4	56.1
UCG Total (***)	**83.1**	**113.1**	**159.9**	**74.3**	**84.1**

(***) Total VaR is the sum of the individual VaR figures without taking into consideration diversification benefits within the Group.

The following graphs analyze the backtesting results referred to the market risk on the trading book, in which VaR results are compared to the theoretical Profit and loss results for each main risk taker unit:


HVB AG
P&L
HVB AG VaR
160,000,000
120,000,000
80,000,000
40,000,000
0
-40,000,000
-80,000,000
-120,000,000
-160,000,000
04.02.2008
04.30.2008
05.28.2008
06.25.2008
07.23.2008
08.20.2008
09.17.2008
10.15.2008
11.12.2008
12.10.2008
01.09.2009
02.06.2009
03.06.2009
04.03.2009
05.01.2009
05.29.2009
06.26.2009

During first half of 2009, there has been 1 overdraft in HVB AG, caused by irregular updates of prices of *Covered Bonds* due to lack of market liquidity in the first months of the year. During the last quarter, a generalized decrease in the market volatility and a tightening of credit spreads have been observed.

Bank Austria



60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
-50,000,000
-60,000,000
P&L
BA-CA AG VaR
04.14.2008
05.06.2008
05.29.2008
06.19.2008
07.10.2008
07.31.2008
08.22.2008
09.12.2008
10.03.2008
10.24.2008
11.14.2008
12.05.2008
01.02.2009
01.26.2009
02.16.2008
03.09.2009
03.30.2009
04.21.2009
05.13.2009
06.05.2009
06.29.2009

During first half of 2009, there has been no overdraft in Bank Austria Trading portfolio.

Sensitivity Analysis and Stress Testing

The Group conducts sensitivity analysis weekly to determine the effect on the income statement of changes in the value of individual risk factors or several risk factors of the same type. The analysis covers MIB's entire portfolio.
The following information covers sensitivity to interest rates, credit spreads, interest rates, share prices and commodity prices.

Interest-Rate Sensitivity

Sensitivity to changes in interest rates is determined using both parallel shifts of interest-rate curves, and changes in the curve itself.

The curves are analyzed using parallel shifts of +1 basis point, ±10bps and ±100bps. For each 1bp shift, sensitivity is calculated for a series of time-buckets.

Sensitivity for changes in the steepness of the rate curve is analyzed by clockwise turning (Turn CW), i.e. an increase in short-term rates and a simultaneous fall in long-term rates, and by counter-clockwise turning (Turn CCW), whereby short-term rates fall and long-term rates rise.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Currently, clockwise and counter-clockwise turning use the following increases/decreases:

- +50bps/-50bps for the one-day bucket
- 0 bps for the one-year bucket
- -50bps/ +50bps for the 30-year plus bucket
- for other buckets, the change to be set is found by linear interpolation.

(€ million)

INTEREST RATES	+1 BPS LESS THAN 3 MONTHS	+1 BPS 3 MONTHS TO 1 YEAR	+1 BPS 1 YEAR TO 2 YEARS	+1 BPS 2 YEARS TO 5 YEARS	+1 BPS 5 YEARS TO 10 YEARS	+1 BPS OVER 10 YEARS	+1 BPS TOTAL	-100 BPS	-10 BPS	+10 BPS	+100 BPS	CW	CCW
Total	**0.2**	**0.1**	**-0.1**	**-0.0**	**0.1**	**0.0**	**0.2**	**-61.1**	**4.0**	**10.3**	**-39.3**	**6.1**	**-36.7**
of which:													
EUR	0.4	0.1	-0.1	-0.1	0.0	-0.0	0.3	-39.2	1.1	5.6	-41.4	20.4	-36.1
USD	-0.1	-0.0	-0.1	0.0	0.1	0.0	-0.1	-14.0	3.5	4.0	-4.6	-9.2	2.5
GBP	-0.0	-0.0	-0.0	0.1	0.0	0.0	0.1	-7.5	-0.7	0.8	8.6	-2.0	2.1
CHF	-0.0	0.0	0.1	-0.0	-0.0	-0.0	0.0	-4.7	-0.6	0.6	7.3	-0.7	0.8
JPY	-0.0	0.0	-0.0	0.0	-0.0	-0.0	-0.0	-0.0	0.1	-0.1	-1.4	-0.7	0.7

Credit Spread Sensitivity

Credit spread sensitivity is calculated by assuming a worsening of creditworthiness seen in a parallel shift of +1bp/+10bps/+100bps in the credit spread curves.

These sensitivities are calculated both inclusively, assuming a parallel shift of all the credit spread curves, and in respect of specific rating classes and economic sectors.

In addition to the foregoing, the sensitivity resulting from a deterioration of creditworthiness (i.e. a change of relative +50%) or an improvement (i.e. a change of relative -50%) is calculated; in this case the shape of the credit spread curves is also changed, since the change in bps of higher spreads will be greater than that of lower spreads.

In this regard, the slight reduction of the impact of the scenario of deterioration of the creditworthiness (i.e. by relative +50%) observed in the last six months, according to which the hypothetical decreased from €1,907 million (December 2008) to €1,825 million (June 2009), compared to the reduction in 1bp sensitivity (from €-10.4 to €-8.1 million/bp), is largely due to the widening of spreads in some economic sectors (i.e. ABS and MBS).

	+1 BP LESS THAN 6 MONTHS	+1 BP 6 MONTHS TO 2 YEARS	+1 BP 2 YEARS TO 7 YEARS	+1 BP OVER 7 YEARS	+1 BP TOTAL	+10 BPS	+100 BPS	-50%	-50%
									(€ million)
Total	**0.1**	**-2.1**	**-3.2**	**-2.7**	**-8.1**	**-82.6**	**-809.4**	**2.336.4**	**-1.825.1**
Rating									
AAA	-0.1	-0.6	-2.2	-1.9	-4.9	-49.4	-479.0	1.158.3	-918.2
AA	-0.0	-0.4	-0.8	-0.1	-1.4	-14.2	-137.4	146.6	-119.6
A	0.1	-0.6	0.1	-0.5	-0.8	-6.1	-57.1	583.7	-410.5
BBB	0.0	-0.5	0.0	-0.4	-0.9	-11.3	-104.4	323.2	-259.7
BB	0.0	0.0	-0.2	0.1	-0.0	-1.0	-9.0	117.7	-78.2
B	-0.0	0.0	-0.1	0.1	-0.0	-0.1	-0.5	23.6	-18.5
CCC and NR		-0.0	-0.0	-0.0	-0.0	-0.1	-1.5	0.6	-0.6
Sector									
Non Dev. Sovereigns & Related	-0.0	-0.0	-0.0	-0.3	-0.4			10.2	-12.2
ABS and MBS	-0.0	-0.2	-1.1	-0.7	-2.2			1.170.1	-838.5
Jumbo and Pfandbriefe	-0.0	-0.4	-1.0	-0.9	-2.3			195.4	-181.0
Financial Services	0.1	-0.9	-0.8	-0.5	-2.2			638.9	-509.3
All Corporates	0.1	-0.6	-0.2	-0.3	-1.0			352.6	-261.2
- Automotive	*0.1*	*-0.2*	*0.0*	*-0.0*	*-0.1*			*44.2*	*-38.3*
- Consumer Goods	*0.0*	*-0.1*	*-0.0*	*-0.0*	*-0.1*			*60.2*	*-38.0*
- Pharmaceutical	*0.0*	*-0.0*	*-0.1*	*-0.0*	*-0.1*			*18.2*	*-13.4*
- Industries	*-0.0*	*-0.0*	*-0.1*	*-0.0*	*-0.2*			*62.6*	*-49.5*
- Telecommunications	*-0.0*	*-0.0*	*0.1*	*-0.1*	*-0.0*			*30.0*	*-24.2*
- Utilities and Energy Sources	*0.0*	*-0.2*	*0.0*	*-0.1*	*-0.3*			*53.6*	*-39.9*
- All other Corporates	*-0.0*	*-0.0*	*-0.1*	*-0.0*	*-0.1*			*83.8*	*-57.8*
Total Developed Soveriegn					**-6.0**	**-59.8**			
Developed Sovereigns					0.1	0.6			
Developed Sovereigns related					-6.0	-60.4			

Exchange-Rate Sensitivity

This simulation assesses the economic impact of the appreciation or depreciation by 1%, 5% and 10% of each currency against all the others. Exposure to the various currencies is indicated as the "Delta cash equivalent" in euros: this is the euro equivalent of the currency amount which would expose the bank to the same exchange-rate risk arising in its actual portfolio.

EXCHANGE RATES	DELTA CASH-EQUIVALENT	-10%	-5%	-1%	1%	5%	10%
							(€ million)
EUR		-1.8	-3.3	-2.1	2.6	11.9	17.2
USD	131.7	-4.6	-0.7	-0.7	1.3	12.2	28.7
GBP	-304.3	36.0	16.4	3.0	-3.0	-15.6	-28.7
CHF	17.9	-11.4	-5.0	-0.2	0.2	3.8	7.4
JPY	10.4	-0.0	0.6	0.0	0.1	1.2	2.9

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Share-Price and Commodity-Price Sensitivity

Share-price sensitivity is expressed in two ways:

- as a "Delta cash-equivalent", i.e. the euro equivalent of the quantity of the underlying that would expose the bank to the same risk arising from its actual portfolio;
- as the economic result of a rise or fall in spot prices of 1%, 5%, 10% and 20%.

The Delta cash-equivalent and the Delta 1% (i.e. the economic impact of a 1% rise in spot prices) are calculated both for each geographical region (assuming that all stock markets in the region are perfectly correlated) and on the total (assuming therefore that all stock markets are perfectly correlated). The sensitivity arising from changes of 5%, 10% and 20% is calculated solely on the total.

In addition, sensitivity to commodity price changes is calculated according to the above criteria. Given its secondary importance as compared to other risk exposures, this is calculated as a single class.

(€ million)

	DELTA CASH-EQUIVALENT	-20%	-10%	-5%	-1%	1%	5%	10%	20%
Equities									
All markets	**-11.0**	**-0.1**	**3.0**	**1.4**	**0.0**	**-0.1**	**0.3**	**1.2**	**0.4**
Europe	-35.1					-0.4			
US	-40.2					-0.4			
Japan	0.9					0.0			
United Kingdom	14.3					0.1			
Switzerland	-12.2					-0.1			
CEE	7.8					0.1			
Others	38.6					0.4			
Commodities									
All markets	**-7.6**	**1.9**	**0.9**	**0.4**	**0.1**	**-0.1**	**-0.4**	**-0.7**	**-1.1**

Sensitivity to the volatility of interest rates, exchange rates and share prices

In addition to the sensitivity of financial instruments to changes in the underlying risk factor, we also calculate sensitivity to the volatility of interest rates, exchange rates and share prices, assuming a positive or negative change of 30% in volatility curves or matrixes.

With regard to the sensitivity to the volatility of interest rates and exchange rates, there was a marked decrease in hypothetical losses in the last semester. This decrease is largely due to lower volatility.

		(€ million)
	-30%	30%
Equities	**-43.9**	**-1.5**
Interest Rates	**-15.8**	**10.7**
of which: EUR	-18.6	9.0
USD	2.5	2.1
GBP	-0.3	0.4
CHF	0.8	-0.9
JPY	0.1	-0.1
Exchange Rates	**-3.2**	**1.6**
of which: JPY_USD	0.7	-2.6
EUR_TRY	-1.6	0.7
EUR_GBP	1.0	-1.1
EUR_PLN	-0.9	1.0
EUR_USD	-1.3	0.1
EUR_JPY	0.7	-0.3
CHF_EUR	-0.6	0.4
EUR_SEK	0.6	-0.5

Stress tests

Stress tests complement the sensitivity analysis and VaR results in order to assess the potential risks in a different way. Stress test performs the evaluation of a portfolio under both simple scenarios (assuming change to single risk factors) and complex scenarios (assuming simultaneous changes in a number of risk factors).

Results for simple scenarios are reported to top management on a weekly basis, together with the most relevant sensitivities. They include shocks on:

- Interest rates: Parallel shifts and Steepening/Flattening of IR curves; Increase/Decrease in IR volatilities;
- Credit Markets: Parallel shifts of Credit Spreads curves (both absolute changes and relative changes); sensitivity to Base Correlation, Issuer Correlation and Recovery Rates;
- Fx Rates: Appreciation/Depreciation of each currency; Increase/Decrease in FX volatilities;
- Equities: Increase/Decrease in Spot Prices; Increase/Decrease in Equity volatilities; sensitivity to Implied Correlation;
- Commodities: Increase/Decrease in Spot Prices.

As far as complex scenarios are concerned, so far, two different scenarios (Full US Recession and Financial Crisis) are applied to the whole IB portfolio on a monthly basis and reported to top management.

Part E) Risks and related risk management policies (Continued)

"Full US Recession" Scenario

This scenario assumes a severe US recession affecting also the rest of the world by a "contagion effect". In terms of macro-economic variables this scenario assumes:

- a dramatic decrease in equity stocks prices and indices either on the US and non-US markets associated to an equity volatility increase;
- a dramatic US (different stress factors depending on the maturity) and non-US (different stress factors depending on the maturity and geographic area) interest rate decrease each also associated to an increase in interest rate volatility;
- a dramatic and comprehensive widening in credit spreads depending on rating and industry class.

"Financial Crisis" Scenario

The *Financial Crisis* scenario was introduced in the last quarter of 2008 and reflects the trend of Financial Markets in the third quarter 2008. To account for the low liquidity in the market, the time horizon for this scenario was extended to cover a period of one quarter instead of 2 to 6 weeks applied so far.

In terms of macro-economic variables, this scenario assumes:

- Stock markets plunging (fall) related to an increase in equity volatilities;
- A comprehensive decrease in interest rates (different stress factors depending on the maturity and on the geographical area), together with a distinct steepening of interest rates curves. In this scenario also an increase in interest rate volatility is assumed;
- A more dramatic and comprehensive widening of credit spreads with different stress factors depending on rating and industry class.

(€ million)

SCENARIO	TOTAL
US Recession	-273
Financial Crisis	-1,044

Independent Price Verification Process

In this respect, further to the market turmoil following the sub-prime mortgages' meltdown and the subsequent uncertainties in the valuation of most of the Structured Credit Products, the Holding Company (HC) Group Market Risk function in a joint effort with Risk Control functions at the Legal Entity (LE) level established to:

- centralize the Independent Price Verification (IPV) process for such products in the Risk Control function of HVB London branch which has been elected as the group's "competence centre" for the evaluation of complex structured credit products, i.e. ABS, CDO, CLO, CDO of ABS etc which represent the various sectors.
- harmonize the IPV methodology across the group defining a consistent approach based on the ranking of to each single position according to the availability and relative reliability of available price sources. As a consequence all such positions have been treated and valued uniformly at the group level including Bank Austria and UCI Ireland's
- define and develop a proper methodology to apply specific Fair Value Adjustments to such valuations. The chosen approach is essentially based on the above ranking of price sources and define specific stress tests for market valuations, the wider the less reliable is the ranking through their respective sensitivity to a one-notch downgrade
- the whole process has been shared and developed within the framework of the established cooperation model between all CRO (Chief Risk Office) functions either at the HC as well as at the LE level and the HC and LE CFO (Chief Financial Office) functions, responsible for the accounting treatment of such valuations and adjustments.

Section 3 - Liquidity risk

Managing liquidity risk in the UniCredit Group

In order to ensure the effective control of liquidity in the current environment characterized by structural change in markets and the resulting curtailment of liquidity, and on the basis of guidelines provided by domestic and international authorities, in H1 2009 the UniCredit Group supplemented the Group Liquidity Policy which defines the governance, principles, rules, metrics and methodologies for measuring, managing and monitoring liquidity risk in order to enhance its effectiveness.

This supplement involved a stricter determination of limits over short-term liquidity mismatches and over maturity transformation activities (structural liquidity risk) and entailed the adoption of an even more conservative policy in terms of liquidity buffers, counterbalancing capacity and liquidity positions in currencies other than the euro, as well as cash horizon objectives defined as the number of days of survival without accessing the market.

In performing its role as the coordinator, controller and final manager of liquidity risk on a consolidated basis, the Parent Company continues to make use of four Regional Liquidity Centers (in Italy, Germany, Austria and Poland) which are charged with operating and monitoring responsibility for this risk with respect to companies within the respective scope of consolidation, taking into account regulatory restrictions imposed by local regulators.

Thus, the Group's model is based on the centralized coordination of liquidity risk through decentralized accesses to markets according to the functional specialization principle, by taking advantage of the ability of each bank to operate in domestic or international markets using deposit instruments that are typical in several countries.

The Parent Company maintains access to the government capital market for issues of senior and subordinated instruments and/or instruments that are sensitive to changes in credit ratings. This approach made it possible to diversify sources of liquidity supply in terms of markets and instruments.

The circulation of cash is guaranteed through a Cash Pooling system that allows Group banks to fund themselves or lend excess liquidity through the Parent Company's Treasury Unit, which, in this way, optimizes liquidity that already exists in the Group through second-level netting by gathering cash from banks that have excess liquidity and lending the funds to banks that are short on cash, thereby reducing the need to access sources of financing in the market.

The Group's Transfer Pricing Policy, which places an appropriate price on liquidity for business areas, allows for the efficient allocation of liquidity and thus serves as an important strategic management tool.

In the first six months of the year, the Group implemented 79% of the projected medium- and long-term consolidated funding plan and concentrated the remainder in secured instruments such as guaranteed bonds in Italy that are to be issued.

Part E) Risks and related risk management policies (CONTINUED)

Section 4 - Operational risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring operational risk

Operational risk

Operational risk is the risk of loss due to errors, infringements, interruptions, damages caused by internal processes or personnel or systems or caused by external events. This definition includes legal and compliance risks, but excludes strategic and reputational risk.

For example, losses arising from the following can be defined as operational: internal or external fraud, employment practices and workplace safety, clients claims, products distribution, fines and penalties due to regulation breaches, damage to the company's physical assets, business disruption and system failures, process management.

Group operational risk framework

UniCredit Group sets the operational risk management framework as a combination of policies and procedures for controlling, measuring and mitigating the operational risk of the Group and controlled entities.

The operational risk policies, applying to all Group entities, are common principles defining the roles of the company bodies, the operational risk management function as well as the relationship with other functions involved in operational risk monitoring and management.

Parent company coordinates the Group entities according to the internal regulation and the Group operational risk control rulebook. Specific risk committees (Risk Committee, ALCO, Operational Risk Committee) are set up to monitor risk exposure and mitigating actions, to approve measurement and control methods.

The methodology for data classification and completeness, scenario analysis, risk indicators, reporting and capital at risk measurement is set by Parent company Operational Risk Management (ORM) function and applies to all Group entities. A key element of the risk control framework is the operational risk management application, allowing the collection of the data required for operational risk control and capital measurement.

In March 2008, the UniCredit Group received authorization to use the Advanced Measurement Approach (AMA) model for calculating operational risk capital. The use of this method will in time be rolled out to the main entities of the Group.

Organizational structure

Senior Management is responsible for approving all aspects relating to the Group operational risk framework and verifying the adequacy of the measurement and control system, and is regularly updated on changes to the risk profile and operational risk exposure, with support from the appropriate risk committees if required. Parent company's committees and their functions are described below.

The **Risk Committee** advises on drawing up guidelines and management policies for the different types of risk, notably deciding on measurement and control methods and the relevant rulebooks.

The **Operational Risk Committee** - chaired by Parent company's head of ORM is made up of permanent and guest members.

The permanent members are the functions of Parent company: ORM and other functions involved in controlling and managing operational risk, including Compliance, Legal, Finance, Human Resources, Safety, Banking Services and Internal Audit. Other functions of Parent company, representing the divisions, and ORM functions of relevant entities, are called to sit on the Committee when required.

The mission of the Operational Risk Committee is to support the Risk Committee, with responsibility for:
- proposing interventions on risk noticed or reported by the operational risk functions of the entities that have experienced the operational events or believe there to be exposure to operational risk;
- recommending insurance strategies for the Group and relevant coverage, including renewals, limits, and exemptions, based on joint proposals from the operational risk control function and the other functions involved;
- providing reports on existing insurance claims and contracts within the Group;
- reviewing reports on operational risk;
- proposing control procedures and limits on operational risk;
- monitoring risk mitigation actions.

The ORM functions regularly update the Committee on the Group's operational risk exposure.

Parent company operational risk management unit, in the Strategic Risk Management & Control department, establishes the calculation model for the Group's operational capital at risk and the guidelines for operational risk control activities, supporting and controlling the legal entities' ORM functions, in order to verify that Group standards are met in the implementation of control processes and methodologies.

The Operational Risk Management functions of the controlled entities provide specific operational risk training to staff, who can also use intranet training programs, and are responsible for the correct implementation of the Group framework elements. Parent company's Operational Risk Management function prepares regular updates on regulatory and managerial aspects of operational risk, which are sent to the functions responsible for operational risk control and management.

In compliance with regulations, an internal validation process (self-assessment) for the operational risk control and measurement system has been set up at Parent company and in the Group entities in order to verify the conformity with regulations and Group standards.

The entities provide a summary of the activities carried out and assess whether they comply with regulations and Group standards. Where areas for improvement are identified, the proposed actions must be defined, along with, where possible, the predicted timeframe for their implementation.

The entities applying the advanced model (Advanced Measurement Approach) and those of the Italian entities using the standard approach (Traditional Standardized Approach) must compile the validation document and submit it to Parent company. The validation document, together with Parent company's opinion and the Internal Audit report, are submitted to the entity's Board of Directors for approval.

Parent company's Risk management function is responsible for drawing up the Group validation document and submitting it to the UniCredit Board of Directors for approval, together with the Internal Audit report.

Reporting

A reporting system has been developed by Parent company to inform senior management and internal control bodies about the Group's operational risk exposure and the risk mitigation actions.

In particular, quarterly updates are provided on operating losses, capital-at-risk estimates, relevant external events and the main initiatives undertaken to mitigate operational risk in the various business divisions. A summary of the most important risk indicators is drawn up each month.

The results of the main scenario analyses carried out at Group level and the relevant mitigation actions undertaken are also submitted to the attention of the Group's Operational Risk Committee.

Part E) Risks and related risk management policies (Continued)

Operational risk management and mitigation

Operational risk management consists of process reengineering to reduce risk exposure, including outsourcing considerations, and insurance policies management, defining proper deductibles and policies' limits.

Regularly tested business continuity plans will also assure operational risk management in case of interruption of main business services.

The Risk Committee (or other bodies in accordance with local regulations) reviews risks tracked by the Operational Risk functions of the Legal entities, with the support of functions involved in daily operational risk control and monitors the risk mitigation initiatives.

Risk capital measurement and allocation mechanism

UniCredit developed a proprietary model for measuring capital requirements. The system for measuring operational risk is based on internal loss data, external loss data (consortium and public data), scenario generated loss data and risk indicators.

Capital requirements are calculated per operational event type class. For each risk class, severity and frequency of loss data are separately estimated to obtain the annual loss distribution through simulation, considering also insurance coverage. The severity distribution is estimated on internal, external and scenario generated data, while the frequency distribution is determined using only the internal data. An adjustment for key operational risk indicators is applied to each risk class. Annual loss distributions of each risk class are aggregated through a copula based method. Capital at risk is calculated at a confidence level of 99.9% on the overall loss distribution for regulatory purposes and at a confidence level 99.97% for economic capital purposes.

By the allocation mechanism, the individual legal entities' capital requirements are identified, reflecting the Legal Entities' risk exposure and risk management effectiveness.

The internal model (AMA) has been formally approved by the Supervisory Authority and is expected to be rolled out to all the relevant Group entities before the end of 2012. The entities not yet authorised to use the advanced methods contribute to the consolidated capital requirement on the basis of the standard (TSA) or basic (BIA) method.

B. Legal Risks

There are a number of lawsuits pending against UniCredit Group entities.

This litigation is of the kind that ordinarily occurs in the course of business and involves several entities. In many lawsuits (including most class action lawsuits in the United States) and in many regulatory and criminal investigations, it is not possible to predict the outcome, particularly where claimants seek unspecified damages. In such cases it may not be possible to determine whether a liability has been incurred or to estimate the amount of that liability until the case is close to resolution. If so, no accrual is made until that time. In view of the difficulty of forecasting the outcome of such matters, UniCredit cannot quantify in a reliable manner the eventual loss or range of loss, if any, related to such lawsuits.

Where possible, however, it has been duly analysed in order, when opportune or necessary, to make provisions in appropriate amounts according to the circumstances, in accordance with proper accounting principles. An adverse outcome of these suits might, however, have a negative effect on the UniCredit Group's economic and financial condition, though - as far as can be foreseen at the moment - not such as to significantly impact its solvency.

The following are cases pending at June 30, 2009, in which the Group is a defendant and the claim is equal to or exceeds €100 million. Tax, labour-law and debt recovery cases are not included.

Action initiated against UniCredit, its CEO and the CEO of HypoVereinsbank ("Hedge Fund Claim")

In July 2007 eight hedge funds, being minority shareholders of HypoVereinsbank (HVB), submitted a writ of summons to the Munich Court for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of equity investments or business lines from HVB, after its entry into the UniCredit Group, to UniCredit or other UniCredit Group companies (or vice versa). In addition, they argue that the cost of the reorganization of HVB should be borne by UniCredit.

The defendants in the lawsuit are UniCredit, its CEO (Mr. Alessandro Profumo) and the CEO of HVB (Mr. Wolfgang Sprissler).

The plaintiffs are seeking: (i) damages to the amount of €17.35 billion payable to HVB; (ii) that the Munich Court order UniCredit to pay HVB's minority shareholders appropriate compensation in the form of a guaranteed regular dividend from November 19, 2005 onwards.

The defendants lodged their defense pleas with the Munich Court on February 25, 2008; the date of the first hearing has not yet been set by the Court.

The defendants, while aware of the risk that any such suit inevitably entails, are of the opinion that the claims are groundless, bearing in mind that all the transactions referred to by the plaintiffs were effected on payment of consideration which was held to be fair inter alia on the basis of external independent opinions and valuations. For these reasons no provision has been made.

Verbraucherzentrale (Vzfk Claim)

It is also noted that a minority shareholder of HVB, Verbraucherzentrale für Kapitalanleger (Vzfk), the former owner of a small equity investment in HVB, has brought an action against UniCredit, against its CEO Alessandro Profumo and against the CEO of HVB, Wolfgang Sprissler, jointly and severally. To be specific, the plaintiffs have asked the Munich Court:

- to order UniCredit, Mr. Profumo and Mr. Sprissler to pay €173.5 million (1% of the amount claimed pursuant to the referenced Hedge Fund Claims, see paragraph above);
- to order UniCredit to pay HVB's minority shareholders a regular dividend guaranteed in accordance with current German law;
- from a procedural standpoint, to combine this action with the action brought by the hedge funds.

The main argument is that UniCredit, Mr. Profumo and Mr. Sprissler are allegedly responsible for the fact that the business combination between UniCredit and HVB supposedly does not meet legal requirements, and in particular, that it violates Article 291 of the German Stock Corporation Act. In fact, UniCredit is alleged to have carried out the business combination as a majority shareholder in pursuit of its own interests (acquisition of HVB's banking business in CEE countries at lower than market price) to the detriment of the interest of HVB's minority shareholders. Mr. Profumo and Mr. Sprissler allegedly contributed to the preparation and implementation of the aforementioned business combination plan.

The summons was served in the Italian language on March 23, 2009. On June 2, 2009 UniCredit and Mr. Profumo appeared in the matter.

Since it is believed that the claim is groundless, no provision has been made.

Special Representative

On June 27, 2007 the Annual General Meeting of HypoVereinsbank (HVB) passed, inter alia, a resolution authorizing a claim for damages to be made against UniCredit, its legal representatives, and the members of HVB's management board and supervisory board, citing alleged prejudice to HVB due to the sale of the equity investment held by the latter in Bank Austria Creditanstalt (BA), and the Business Combination Agreement (BCA) entered into with UniCredit during the business combination process. The lawyer Thomas Heidel was appointed as Special Representative with the duty of verifying if there are sufficient grounds to move forward with this claim. To this end the Special Representative was granted the authority to examine documents and obtain further information from the company.

Based on his investigations within HVB, in December 2007 the Special Representative called on UniCredit to return to HVB the BA shares it had sold.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

In January 2008 UniCredit replied to the Special Representative stating that in its view such a request was completely unfounded for a number of reasons.
On February 20, 2008 Thomas Heidel, in his capacity as Special Representative of HVB, filed a petition against UniCredit S.p.A., its CEO, Alessandro Profumo, as well as against the HVB's CEO, Wolfgang Sprissler, and its Chief Financial Officer, Rolf Friedhofen, requiring the defendants to return the BA shares and to reimburse HVB for any additional losses in this matter or - if this application is not granted by the Court - to pay damages in the amount of at least €13.9 billion. The petition cites the Hedge Fund Claim described in the paragraph above entitled: Action initiated against UniCredit, its CEO and the CEO of HypoVereinsbank ("Hedge Fund Claim"), and it is supported by other arguments.

Attorney Thomas Heidel has filed and given notice of an amendment to his petition. In it he asks that UniCredit, its CEO and the CEO and CFO of HVB be ordered to return the additional amount of €2.92 billion in addition to damages that might ensue from the capital increase approved by HVB in April 2008 following the transfer of the banking business of the former UniCredit Banca Mobiliare (UBM) to HVB. In particular, the Special Representative asserts that the contribution was overvalued and that the rules on auditing were violated.

Since it is doubtful that the amendment of the Special Representative's petition is in line with the resolution passed by the HVB shareholders' meeting in June 2007, UniCredit considers the plaintiff's claims to be unfounded, partly in consideration of the fact that both the sale of BA and the transfer of the operations of the former UBM in exchange for the capital increase in HVB occurred on the basis of independent assessments of well known auditing firms and investment banks, and thus, it has not made any provisions.

It should be noted that on November 10, 2008 an extraordinary shareholders' meeting of HVB was held, and it resolved to remove the attorney Thomas Heidel as Special Representative of HVB. This means that the Special Representative no longer has authority to prosecute the actions brought against UniCredit, its representatives and the representatives of HVB. In particular, the removal prevents the Special Representative from continuing his petition for damages, which, moreover, will not disappear automatically but, rather, only if a decision in this regard is made by HVB's supervisory board (against Mr. Sprissler and Mr. Friedhofen) and management board (against UniCredit and its CEO). HVB's decision-making bodies initiated a review of this complex matter to make the related decisions under their authority.

The removal of the Special Representative was contested by Mr. Heidel himself and by a minority shareholder.

As a result of the decision made by the trial court to suspend the matter until a final ruling is issued on the validity of the appointment and subsequent removal of the Special Representative, the deadline of July 2, 2009 originally set for the filing of the first defense briefs must be deemed suspended.

The Special Representative submitted a motion for reexamination; it will pertain to the same trial court to decide on this and if, as believed, its decision is not altered, it will be up to the Higher Regional Court to decide on whether the stay is proper.

Cirio

In April 2004 the Administrator of Cirio Finanziaria S.p.A. served notice on Mr. Sergio Cragnotti and various banks including Capitalia S.p.A. (recently absorbed by UniCredit) and Banca di Roma S.p.A., of a petition to obtain a judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A., whose purpose was the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat Group). The administrator subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be jointly found liable to pay back a sum of approximately €168 million, and that all the defendants be found liable to pay damages of €474 million. The Administrator also requested, should the above fail, the revocation pursuant to Art. 2901 of the Italian Civil Code of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the sums paid over by Cirio under the agreement in question, on the grounds of undue profiteering. In May 2007 the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008 an unexpected ruling of the Court ordered Capitalia S.p.A. (currently UniCredit S.p.A.) jointly and severally with Mr. Sergio Cragnotti to pay the sum of €223.3 million plus currency appreciation and interest to run from 1999. UniCredit S.p.A. has appealed requesting suspension of the execution of the judgment in the lower court.

By its order dated March 17, 2009 the Court of Appeal of Rome recognized that prima facie the grounds for appeal presented by UniCredit S.p.A. were not without serious foundation and suspended the sentence issued against UniCredit and Mr. Sergio Cragnotti to pay €223.3 million together with monetary revaluation and interest since 1999 as ordered by the Court of Rome in February 2008 in favor of the Administrators of Cirio. The next hearing is set for November 10, 2009.

- In April 2007 certain Cirio group companies in administration filed a petition against Capitalia S.p.A. (now UniCredit S.p.A.), Banca di Roma S.p.A., UniCredit Banca Mobiliare S.p.A. (now UniCredit S.p.A.) and other banks for damages arising from their role as arrangers of bond issues by Cirio group companies, which according to the plaintiffs were already insolvent at that time. Damages claimed jointly from all defendants have been quantified as follows:
  - for the increase of the losses entailed by the claimants' corporate failure: in a range of €421.6 million to €2.082 billion (depending on the criteria applied);
  - fees paid by some of the claimants to the lead managers for the placement of bonds: a total of €9.8 million;
  - the loss suffered by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.) due to the impossibility of recovering, by post-bankruptcy clawback, at least the amounts used by Cirio Finanziaria S.p.A. between 1999 and 2000 to cover the debts of some companies of the group: to be determined during the proceedings.

All of the above with the addition of interest and currency appreciation from the date owed to the date of payment.

The case, which was retained for the judge's ruling at the hearing of June 12, 2008, was rescheduled for trial for the filing of briefs due to the unconstitutionality of the portion of Article 8(2)(a) of Legislative Decree No. 5 of 2003 that does not specify, among circumstances precluding the immediate setting of a date for a hearing by the defendant, the circumstance that the defendant used defenses that led to the plaintiff's demand of the right to respond.

The briefs were submitted in a timely manner.

The court, holding the matter ripe for decision, by ruling filed with the clerk of the court on February 10, 2009 set the hearing for debate on June 11, 2009, with deadlines for the parties for any eventual briefs; in that hearing the court en banc took the matter for decision.

UniCredit, having noted the opinion of its defense counsel, believes the action to be groundless, and is confident the judgment will be favorable. Accordingly, at present no provisions have been made.

International Industrial Participations Holding IIP N.V.

On October 30, 2007, International Industrial Participations Holding IIP N.V. (former Cragnotti & Partners Capital Investment N.V.) and Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as successor to Capitalia) and Banca di Roma S.p.A. for compensation of no less than €135 million allegedly resulting (as actual damage and loss of profits):

- Primarily, from the breach of financial assistance undertakings previously executed in favor of Cragnotti & Partners Capital Investment N.V., Sergio Cragnotti, Cirio Finanziaria and the Cirio group, causing the insolvency of the group; and
- Secondarily, from an illegitimate refusal of the defendants to provide to Cirio Finanziaria S.p.A. and to the Cirio group the financial assistance deemed necessary to repay a bond expiring on November 6, 2002, in less than good faith and unfairly.

In the hearing of October 20, 2008 the court reserved judgment on the preliminary evidentiary motions made by the plaintiffs.

Terminating the reservation of judgment, the Judge for Preliminary Proceedings held the matter ripe for decision and set the hearing for more specific allegations for October 18, 2010.

Following a number of recent restructuring transactions in the UniCredit Group, without prejudice to the legitimation of UniCredit S.p.A. as defendant, the question in law, previously attributable to Banca di Roma S.p.A., was transferred to UniCredit Corporate Banking S.p.A.

Part E) Risks and related risk management policies (Continued)

The plaintiffs' claim in this proceeding appears totally groundless.

In particular, it was found that no financial undertaking was assumed with Mr. Cragnotti. Based on this, no provisions have been made at this time.

Acquisition of Cerruti Holding Company by Fin.Part S.p.A.

At the beginning of August 2008 the bankruptcy estate of Fin.Part S.p.A. ("Fin.Part") brought a civil action against UniCredit S.p.A., UniCredit Banca S.p.A., UniCredit Corporate Banking S.p.A. and another bank not belonging to the UniCredit Group for contractual and tort liability.

Fin.Part makes claim against each of the defendant banks – jointly and severally or, as a subordinate alternative, against each to the extent applicable – for compensation of damages allegedly suffered by Fin.Part and by its creditors as a result of the acquisition of Cerruti Holding Company S.p.A. ("Cerruti").

The action is meant to challenge the legality of the conduct displayed during the course of the years 2000 and 2001 by the defendant banks – in concert among them – directed toward the acquisition of the fashion sector of the "Cerruti 1881" group by means of a complex economic and financial transaction focused particularly on the issuance of a bond for €200 million issued by a Luxembourg vehicle (C Finance s.a.).

It is maintained that Fin.Part was not able to absorb the acquisition of Cerruti with its own funds and that the financial obligations connected with the payment of the bond brought about the bankruptcy of the company.

The bankruptcy estate therefore requests compensation of damages in an amount equal to €211 million, which represents the difference between the liabilities (€341 million) and the assets (€130 million) of the bankruptcy estate, or else such other amount as the court may establish. It is also requested that the defendants make restitution of all of the sums obtained as commissions, fees and interest in relation to the allegedly fraudulent activities.

On December 23, 2008 papers were filed that included the bankruptcy of C Finance s.a. in the case.

The trustee in bankruptcy asserts that the state of insolvency of C Finance, which was already in existence at the time of its establishment due to the issuance of the bond and the transfer of proceeds to Fin.Part in exchange for assets with no value, should be attributed to the banks involved in causing the financial difficulties since their executives contributed to devising and executing the transaction.

The banks are asked to provide compensation for damages equal to: a) the total of bankruptcy liabilities (€308.1 million); or b) amounts disbursed by C Finance to Fin.Part and Fin.Part International (€193 million); or c) the amount collected by UniCredit (€123.4 million).

In another area, the banks are being asked to return the amounts collected (€123.4 million in addition to €1.1 million in commissions) due to the alleged invalidity and illegality of the case, or for an illegal reason involving all the parties to the complex deal that the transaction in question allegedly turned into. This transaction was aimed at paying the debts of Fin.Part to UniCredit through the illegal transfer of wealth from C Finance to UniCredit. In addition, the transaction was allegedly a means for evading Italian laws on the limits and procedures for issuing bonds.

The UniCredit Group's legal counsel is assessing procedural aspects and the relationship between the accompanying petitions of the two bankruptcies including on the basis of the appeal pursuant to Article 101 of the Bankruptcy Law, filed by the C Finance Bankruptcy against the Fin.Part Bankruptcy.

In January 2009 the judge rejected the application for attachment against the defendant, which is not a part of our Group, in a structured order that contained numerous findings deemed favorable to our position as well.

On June 9, 2009 the entry of appearance and statement of defense were filed on behalf of UniCredit. In the hearing of June 30, 2009 the judge ordered personal appearance by the parties to attempt conciliation, and the hearing for that purpose was set for October 5, 2009.

However, as confirmed by counsel for the Group, the opposing claim appears to be unfounded as well as weak in terms of evidence. As a result, and also on the basis that the proceeding is just getting started, no provisions have been made at this time.

Seanox Oil P.T.
In 2004, Seanox Oil P.T., with its registered office in Jakarta, made a decision to liquidate (through Branch 26 in Milan of the former Banca di Roma) two certificates of deposit that were apparently issued by UBS for a total amount of USD 500 million (USD 300 million and USD 200 million).

The aforementioned company instituted proceedings against the former Banca di Roma, claiming that it had suffered unjust loss deriving from the alleged illicit delivery to UBS Bank, Zurich of one of the certificates, i.e. the one with a face value of USD 200 million, which, having been proved to be false, was withdrawn by the aforementioned UBS Zurich.

Accordingly, the plaintiff company requested compensation for damages quantified as the face value of the certificate of deposit withdrawn by UBS, or USD 200 million, i.e. around €158 million.

It should be noted that the second certificate with a face value of USD 300 million, not being dealt with by this action, was seized by the GDF [Italian financial police] at the vault of the aforementioned Milan branch of the Banca di Roma on November 18, 2004 within the context of a criminal proceeding pending before the Court of Trento involving accusations in connection with the aforementioned certificates of deposit.

The Bank duly appeared in court to dispute the reconstruction of events and to ask for the petitions filed to be wholly rejected as unfounded in law and in fact. Following a number of recent restructuring transactions in the UniCredit Group, the question in law that was the object of the lawsuit was transferred to UniCredit Banca S.p.A.

In the hearing of May 14, 2009, the Bank requested a stay of the civil action due to the pending nature of the aforementioned criminal proceeding before the Court of Trento. The judge reserved decision on the motion made by the Bank.

To cover these risks, provisions have been made in an amount deemed to be in line with what the actual risk of litigation would now appear to be.

Valauret S.A.
In 2001 the plaintiffs (Valauret S.A. and Mr. Hughes de Lasteyrie du Saillant) bought shares in the French company Rhodia S.A. They allege that they suffered losses due to a fall in the price of Rhodia shares in 2002 and 2003 and argue that the loss of value was caused by earlier fraudulent activities committed by the members of Rhodia's management board.

In 2004, the plaintiffs first filed a petition claiming damages from Rhodia board members and auditors, as well as from Aventis S.A. (the alleged majority shareholder of Rhodia S.A.). Later they extended their claims step by step to a total of 14 defendants, the latest being Bank Austria Creditanstalt AG ("BA", against which a petition was filed at the end of 2007) as successor of Creditanstalt AG ("CA"). The plaintiffs allege the latter was involved in the alleged fraudulent activities. Valauret S.A. seeks damages in the amount of €129.8 million plus costs. The allegations as to an involvement of CA in the alleged fraudulent activities are completely unfounded. Since 2006, i.e. before the claims were extended to BA, there has been a stay of the civil proceedings due to the opening of criminal proceedings.

In December 2008, the Commercial Court of Paris also stayed proceedings against BA.

Treuhandanstalt
There is pending against Bank Austria Creditanstalt AG (BA) a suit relating to alleged claims of Treuhandanstalt, the German public body for new Länder reconstruction, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of BA. Essentially it is asserted that the former subsidiary participated in the embezzlement of funds from companies in the former East Germany. BvS seeks damages in the amount of approximately €128 million plus interest. BA believes that these claims are unfounded. Accordingly, no provisions have been made.

Part E) Risks and related risk management policies (Continued)

On June 25, 2008, the Zurich District Court rejected the request of BvS with the exception of the amount of about €320,000, which, in the opinion of the Court, represents the amount of a transaction that was incorrectly charged by the former BA subsidiary. Overall, the judgment confirmed that the Bank's actions were appropriate.

As a result of the appeal brought by both parties, the lawsuit will proceed before the Zurich Court of Appeal.

GBS S.p.A.

At the beginning of February 2008, General Broker Service (GBS S.p.A.) started an arbitration proceeding against UniCredit S.p.A. whose ultimate aim is to obtain: (i) a declaration that the withdrawal from the insurance brokerage agreement notified by the Capitalia Group in July 2007 is illegitimate and ineffective; (ii) the re-establishment of a right of exclusivity originated by a 1991 agreement; (iii) a declaration of the violation of the abovementioned right of exclusivity for the period 2003-2007; (iv) compensation for the losses incurred in the amount of €121.7 million; and (v) a declaration that UniCredit shall not be allowed to participate in any public auctions through its subsidiaries if not in association with GBS S.p.A.

The 1991 agreement, which contained an exclusivity obligation, had been executed between GBS S.p.A. and Banca Popolare di Pescopagano e Brindisi. In 1992 this bank merged with Banca di Lucania and became Banca Mediterranea. In 2000 Banca Mediterranea was merged into Banca di Roma S.p.A. which later became Capitalia S.p.A. (now UniCredit S.p.A.).

The brokerage relationship with GBS S.p.A., having its roots in the 1991 contract, was then ruled by (i) an insurance brokerage service agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity had been extended until May 2007; and (ii) a similar, newer agreement signed in May 2007 between GBS S.p.A., AON S.p.A. and Capitalia Solutions S.p.A., in its own name and as proxy of commercial banks and in the interest of the companies of the former Capitalia Group, holding company included.

In July 2007 Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the above contract in accordance with the terms of the contract (in which it is expressly recognized that, in the event of a withdrawal, the entities/banks of the former Capitalia Group should not be obliged to pay to the broker any amount for whatever reason).

At the request of GBS, an expert witness report was ordered. Its results have been broadly criticized by UniCredit.

The arbitral award will be issued by November 19, 2009.

Considering the circumstances that have characterized the proceeding to date, although not able to entirely exclude the possibility of an award unfavorable to the Bank, confidence remains high regarding the final outcome of the dispute taking into account the substantive lack of grounds of the complaint.

At present no provisions have been made.

Hypo Real Estate AG and Hypo Real Estate International AG versus HVB

Until 2001 HVB was the parent company of a Group that was consolidated for tax purposes. Each year it paid the competent authority all taxes due from the entire Group and then recovered the paid sums from the individual companies.

Hypo Real Estate Bank AG and Hypo Real Estate Bank International AG, which belonged to this Group, regarded the sum attributed to them as excessive and initiated legal proceedings at the District Court of Munich.



In a judgment of April 29, 2008, the Court ordered HVB to repay €75.5 million plus interest and costs, amounting to about €112 million.

HVB, encouraged by the opinion of its external counsel, believes that the plaintiffs have no valid claim. It has therefore appealed against the first-instance judgment. According to the lawyers assisting HVB in the case, the chances of success are better than 50%.

A decision is expected not earlier than two or three years from now. In any event, to be conservative, provisions have been made in an amount deemed to be in line with what the actual risk of litigation would now appear to be.

FinTeam s.r.o.

On March 20, 2009, FinTeam, spol. s r.o. ("Plaintiff") filed a claim against UniCredit Bank Slovakia a.s. ("Bank") in relation to currency derivatives (forward and option transactions on the currency pair of EUR/SKK) based on a Master Treasury Agreement ("Agreement") concluded between the Plaintiff and the Bank.

The Plaintiff asserts that some transactions are invalid because they were not concluded in compliance with the Agreement.

The plaintiff claims the Bank did not follow the correct negotiation process provided for by the Agreement. In particular FinTeam asserts having suffered losses because UniCredit Bank Slovakia debited its account without any legal title. Consequently the plaintiff did not have enough liquidity to fulfill the Bank's requests for additional collateral.

FinTeam also asserts the request for additional collateral was unreasonable and contrary to the Agreement.

The plaintiff request is for the Bank to be condemned to pay a total amount of €100 million for damages, profits loss and legal costs.

The lawsuit, pending in front of the District Court of Bratislava, is still in the preliminary phase and the Plaintiff has not submitted any evidence in relation to the exact calculation of damages and loss profit.

Since, according to the Agreement, any dispute, claim or contradiction ought to be resolved by the Permanent Arbitration Court of the Slovak Bank Association (established by the Slovak Bank Association), UniCredit Bank Slovakia will raise the objection that the claim was filed in a court without jurisdiction.

Moreover there are good chances that the Arbitration Court shall recognize the right to be a statute–barred.

Since UniCredit Bank Slovakia believes the claim unfounded, no provision has been made.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

FURTHER MAIN TOPICS

Voidance action challenging Bayerische Hypo- und Vereinsbank AG's transfer of Bank Austria Creditanstalt (BA) stake to UniCredit (Shareholders' Meeting resolution of October 25, 2006)

Numerous minority shareholders of HVB have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting held on October 25, 2006 approving a Sale and Purchase Agreement transferring the shares held by HVB in BA and HVB Bank Ukraine to UniCredit, the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA and the transfer of the Vilnius and Tallinn branches to AS UniCredit Bank Riga, asking the court to declare these resolutions null and void. In the course of this proceeding some shareholders asked the Court to state that the the Business Combination Agreement ("BCA") entered into between HVB and UniCredit should be regarded as a de facto domination agreement.

The shareholders filed their lawsuits contesting alleged deficiencies of the formalities relating to the convocation and conduct of the Extraordinary Shareholders' meeting of October 25, 2006, and that the sales price for the shares was allegedly inadequate.

With the judgment of January 31, 2008, the Regional Court (Landesgericht) of Munich declared the resolutions passed at the extraordinary shareholders' meeting held on October 25, 2006 to be null and void for formal reasons. The Court expressed no opinion on the problem of the alleged inadequacy of the purchase price, but expressed the opinion that the BCA entered into by UniCredit and HVB in June 2005 should have been submitted to the shareholders' meeting of HVB since it constituted a "concealed" domination agreement.

HVB filed an appeal against this judgment since it believed that the provisions of the BCA were not actually material with respect to the purchase and sale agreements submitted to the extraordinary shareholders' meeting on October 25, 2006, and that the matter concerning valuation parameters did not affect the purchase and sale agreements submitted for the approval of the shareholders' meeting. HVB also believes that the BCA is not a "concealed" domination contract due in part to the fact that it specifically prevents entering into a domination agreement for five years following the purchase offer.

In essence, the HVB shareholder resolution could only become null and void when the court's decision becomes final. In light of the duration of the appeal phase, which is currently under way, as well as the ability to further challenge the second-level judgment at the German Federal Court of Justice, we estimate that it will take about three to four years for this decision to become final.

Moreover, it should be noted that in using a legal tool recognized under German law, and pending the aforementioned proceedings, HVB asked the shareholders' meeting held on July 29 and 30 of 2008 to reconfirm the resolutions that were passed by the extraordinary shareholders' meeting of October 25, 2006 (so-called Confirmatory Resolutions) and contested. The shareholders' meeting approved this resolution, which, however, was in turn challenged by several shareholders in August 2008. In light of the latter challenges, HVB again resorted to the so-called Confirmatory Resolution, this time with regard to both the resolutions passed in 2006 and the resolution passed in 2008. The company's shareholders' meeting approved this confirmatory resolution on February 5, 2009.

In light of the succession of the above events, the appeal proceedings initiated by HVB against the judgment of January 31, 2008 were stayed until a final judgment is issued in relation to the confirmatory resolutions passed by the shareholders' meeting of HVB of July 29 and 30, 2008.

Voidance actions challenging Bayerische Hypo- und Vereinsbank AG's (HVB's) squeeze-out resolution (Shareholders' Meeting resolution of June 27, 2007)

The Annual General Meeting of HVB held on June 27, 2007 passed, inter alia, a resolution approving the transfer to UniCredit of the shares of the minority shareholders in exchange for a cash settlement of €38.26 per share (a so-called "squeeze-out").

More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void.

In its judgment of August 27, 2008, the Regional Court of Munich rejected the action. Various minority shareholders have filed an appeal with the High Regional Court.



In the meantime, HVB, which believes that such lawsuits are clearly unfounded, filed an unblocking motion in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Commercial Register, notwithstanding the pending claims of minority shareholders challenging this resolution.

The Munich Court accepted HVB's request on the grounds that the procedural deficiencies of the resolution in question claimed by the claimants were unfounded. The minority shareholders challenged the judgment in the Higher Regional Court, which, in its judgment of September 3, 2008, rejected the appeal (the so-called Unblocking Motion of second instance). The judgment is final, and no resort can be made to higher levels of jurisdiction.

Accordingly, on September 15, 2008, the Munich Company Register recorded the squeeze-out, and UniCredit became the shareholder of the entire share capital of HVB.

The matter can only be considered to be resolved in a definitive manner, however, with the outcome of the action for nullification of the resolution of the shareholders' meeting referred to above that is currently being appealed. On June 19, 2009 the Higher Regional Court issued an order anticipating denial of the appeal without scheduling the hearing for the appearance of the parties before it, suggesting that the plaintiffs discontinue the action. The decision may, in the final instance, be further challenged at the Court of Federal Justice provided that certain prerequisites are fulfilled.

Squeeze-out of minority shareholders of HVB (Appraisal Proceedings)

About 300 former minority shareholders of HVB have filed a request to revise the price obtained in the squeeze-out (so-called "Appraisal Proceedings"). The dispute mainly concerns profiles regarding the valuation of HVB.

The Court, which had set March 2 as the deadline for the filing of the initial defense statements of UniCredit, has since extended it to July 20, 2009. The defense statements will be filed by that date.

Squeeze-out of the minority shareholders of Bank Austria

After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "Golden Shareholders") was registered in the Vienna Commercial Register on May 21, 2008.

Accordingly, UniCredit became the owner of 99.995% of the Austrian bank's share capital with the resulting obligation to pay minority shareholders a total amount of about €1,045 million including the interest accrued on the squeeze-out price in accordance with local laws.

The minority shareholders received the payment for the squeeze-out and the corresponding interest.

Several shareholders who felt the price paid for the squeeze-out was not adequate have initiated proceedings at the Commercial Court of Vienna in which they are asking the Court to review the adequacy of the amount paid to them (Appraisal Proceedings). UniCredit immediately contested the competence of the Vienna court. In a judgment of October 14, 2008, the latter believed that it had the competence to review the case without going into the matter. UniCredit then contested the decision at the High Regional Court of Vienna. By judgment of July 6, 2009 the latter established that the Commercial Court of Vienna is competent to hear the matter. UniCredit has filed a special appeal with the Supreme Court against the decision of the High Regional Court.

In addition to the legal proceeding before the Commercial Court of Vienna, a minority shareholder has concurrently commenced a so-called fast-track procedure that will be decided by an arbitral panel. It is still not entirely clear when the case will start to be heard or when a decision can be expected.

Part E) Risks and related risk management policies (Continued)

Cirio and Parmalat criminal proceedings

Between the end of 2003 and the early months of 2004 criminal investigations of some former Capitalia Group (now UniCredit S.p.A.) employees and managers were conducted in relation to the insolvency of the Cirio Group. The trials originated by these investigations, connected to the declaration of insolvency of the Cirio Group, involved some other banking groups that, like the former Capitalia S.p.A., had extended loans to the Cirio Group.

The Administrator of Cirio and many bondholders joined the criminal judgment as civil claimants without specifying damages claimed.

In September 2007 these employees and managers were committed for trial. The first criminal hearing was fixed for March 14, 2008 before the Court of Rome. During the later hearing of May 14, 2008 numerous civil claims were lodged within the criminal proceeding and examined in the following hearings of June 6 and 11, 2008 and July 3, 2008.

Additionally, at the beginning of May 2008 numerous Cirio bondholders and the Administrator of Cirio cited UniCredit S.p.A. as legally liable.

In August 2008 several Cirio bondholders cited UniCredit Banca di Roma S.p.A. as legally liable.

At the hearing of December 15, 2008, UniCredit S.p.A., as the successor in all matters for UniCredit Banca di Roma S.p.A. following the corporate transactions of November 1, 2008, was held legally liable. The proceeding is in the preliminary evidentiary hearing stage.

In 2003-2005 certain employees and managers of Capitalia S.p.A. (now UniCredit S.p.A.) were investigated in relation to the Parmalat Group bankruptcy. These investigations led to three criminal proceedings: "Ciappazzi", "Parmatour" and "Eurolat". With regard to the first two, in July 2007 the employees and managers involved were committed for trial. The first criminal hearing took place on March 14, 2008 before the Court of Parma. The "Ciappazzi" proceeding and the "Parmatour" proceeding are in the preliminary evidentiary hearing stage. In respect of the "Eurolat" proceeding, in April 2008 the manager involved was committed for trial. At the hearing held on June 18, 2008, the Court of Parma declared that it was not territorially competent and transferred the trial papers to the Court of Rome, which was considered competent.

Capitalia S.p.A., now UniCredit S.p.A., and UniCredit Banca di Roma S.p.A. were cited by the Court as being legally liable in the "Ciappazzi" and "Parmatour" proceedings. Mediocredito Centrale S.p.A. and Banco di Sicilia S.p.A. of the former Capitalia Group are defendants only in the Ciappazzi lawsuit.

As a result of the November 1, 2008 corporate matters, the following were constituted as parties with civil liability to the Parmalat bondholders:
- in the Ciappazzi proceeding: UniCredit S.p.A., UniCredit Medio Credito Centrale S.p.A., UniCredit Corporate Banking S.p.A., and UniCredit Banca di Roma S.p.A.
- in the Parmatour proceeding: UniCredit S.p.A. and UniCredit Banca S.p.A.

The Parmalat Group companies in administration and numerous Parmalat bondholders joined the criminal proceedings as civil claimants in all the above mentioned trials. All the civil claimants' lawyers reserved the right to quantify damages at the end of the first-instance trials. In the Eurolat proceeding the position of UniCredit S.p.A. as being legally liable and the civil claims of Parmalat group companies lapsed following transfer of the case to the Court of Rome.

Upon the conclusion of the settlement of August 1, 2008 between UniCredit and Parmalat S.p.A. along with the Parmalat Group companies in administration, the latter waived or revoked the filing of all civil charges.

The staff members involved in the above trials are of the opinion that they carried on their business in a proper and legal manner.

On the basis of the views of outside counsel as well as ours, it is at present not possible to reliably estimate the contingent liability arising out of the three above cases, although there is a potential risk of legal liability for UniCredit due to the complexity of the imputations. This is also due to the fact that the "Ciappazzi" and "Parmatour" proceedings are at an early stage and that the Court of Parma has declared itself territorially incompetent to hear the "Eurolat" trial.

Divania Srl

In the first half of 2007 Divania Srl filed a suit against UniCredit Banca d'Impresa S.p.A., now UniCredit Corporate Banking S.p.A., in relation to interest-rate and currency derivatives created between January 2000 and May 2005 by Credito Italiano S.p.A. initially and subsequently by UniCredit Banca d'Impresa S.p.A., now UniCredit Corporate Banking S.p.A. under a total of 206 contracts. The writ, which requests that the contracts be declared inexistent, or failing that, null and void or to be cancelled or terminated and that UniCredit Banca d'Impresa S.p.A., now UniCredit Corporate Banking S.p.A., be found liable to pay a total amount of approximately €276.6 million in addition to legal costs and interest (reserving the right to act on its own discretion to claim for the losses allegedly sustained), was served on March 26, 2007 in the Court of Bari as per the new company procedure. An expert witness report was recently ordered, and the case hearing was deferred to November 25, 2009. According to UniCredit Corporate Banking S.p.A. the claimed amount is absolutely disproportionate in respect of the actual litigation risk, since the amount claimed was determined by adding up all the debit entries made (in an amount that is much bigger than the effective one) without considering the credit entries which drastically reduce the claimant's demands. In addition, the writ of summons does not take into consideration the fact that a settlement (executed on June 8, 2005) had been reached referring to the challenged transactions, by which Divania Srl declared that it would make no further claim for any reason with reference to the transactions now disputed. UniCredit Corporate Banking S.p.A. believes that the maximum amount at risk might be about €4 million, that is the sum that was debited to the plaintiff's account when the settlement was reached. For the above reasons a prudential provision of €2 million has been made.

Lehman

As is widely known, 2008 witnessed periods of considerable financial market instability involving all major markets, and especially those in the US.

Several companies in the Lehman Brothers group were put into receivership in the countries where they operated. Specifically, in the US, Lehman Brothers Holdings Inc., among others, was put into receivership, while in the Netherlands, Lehman Brothers Treasury Co. BV was put into receivership.

As a result of this, between the end of 2008 and the first half of 2009 a certain number of complaints were received concerning transactions involving financial instruments issued by companies of the Lehman Group, or in any event related to such instruments. A careful review of these complaints is being conducted from time to time by the Group companies that received them. At the end of the first half of 2009 the number of suits pending is basically insignificant.

Madoff

A. U.S. Securities Class Actions In the U.S., three putative securities class action lawsuits have been filed in the United States District Court for the Southern District of New York. All three lawsuits have been filed by purported investors in funds which were invested, either directly or indirectly, in Bernard L. Madoff Investment Securities LLC ("BMIS"). Defendants in the three lawsuits include, among others, Bank Austria Creditanstalt, Unicredit S.A., Pioneer Alternative Investments, Primeo Select Fund and Primeo Executive Fund. The three lawsuits are still at a preliminary stage.

B. Austrian litigation Civil proceedings have been commenced in Austria which name Unicredit Bank Austria AG, Bank Privat AG and Primeo Fund as defendants. Twelve claims have been made so far, and the claimants in those cases purportedly invested in funds which were invested, either directly or indirectly, in BMIS.

Explanatoy Notes (Continued)

Part E) Risks and related risk management policies (Continued)

Qui tam Complaint against Vanderbilt and other UniCredit entities

Mr. Frank Foy and his wife filed as Qui tam Plaintiffs, a claim on behalf of the State of New Mexico (USA) in connection with the sale of Vanderbilt CDOs to the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC). Mr. Foy says he served also in the position as ERB Chief Investment Officer and says he retired in March 2008.

Mr. Foy seeks, on behalf of the State, a total in excess of USD 360 million in damages, plus penalties, under the New Mexico Fraud Against Taxpayers Act on the grounds that Vanderbilt and the other defendants mentioned below falsely obtained $ 90 million in investment funds from ERB and SIC by (1) knowingly misrepresenting the safety and nature of the investments in Vanderbilt collateralized debt obligations and related products; and (2) making improper payments to Governor Richardson and other State officials to get the investment. Foy claims that the State entirely lost the initial investment of USD 90 million and he seeks additional USD 30 million more for lost earnings. Since alleged damages are automatically trebled under the New Mexico Fraud Against Taxpayers Act, the damages sought amount to more than USD 360 million.

Defendants include, inter alia, the following:

- Vanderbilt Capital Advisors (VCA), a wholly owned indirect Pioneer Investment Management USA Inc. (PIM US) subsidiary
- Vanderbilt Financial, LLC (VF), a special purpose vehicle in which PIM US holds an 8% interest
- Pioneer Investment Management USA Inc. (PIM US), a wholly owned subsidiary of PGAM
- Pioneer Global Asset Management S.p.A., a UniCredit wholly owned subsidiary
- UniCredit S.p.A.
- various Board members of VCA, VF, and PIM US
- law firms, auditing firms, investment banks, and State officials.

At this stage it is premature to even make a preliminary assessment of the economic effects that the proceeding in question may have.

The petition was served upon the American companies Vanderbilt Capital Advisors and Pioneer Investment Management USA Inc. (both part of the UniCredit Group), among others. Defendants who are individuals have also been served process.

Currently, neither Pioneer Global Asset Management S.p.A. nor UniCredit S.p.A. has been formally made defendant in the action.

QUANTITATIVE INFORMATION

Detailed below is the percentage composition, by type of event, of operational risk sources as defined by the New Basel Capital Accord and acknowledged by the "New Regulations for the Prudential Supervision of Banks" issued by the Bank of Italy in December 2006 (Circular No. 263) and subsequent revisions.

The major categories are as follows:

- Internal fraud: losses owing to unauthorized activity, fraud, embezzlement or violation of laws, regulations or business directives that involve at least one internal member of the bank;
- External fraud: losses owing to fraud, embezzlement or violation of laws by subjects external to the bank;
- Employment practices and workplace safety: losses arising from actions in breach of employment, health and workplace safety laws or agreements, from personal injury compensation payments or from cases of discrimination or failure to apply equal treatment;
- Clients, products and professional practices: losses arising from non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided;
- Damage from external events: losses arising from external events, including natural disasters, acts of terrorism and vandalism;
- Business disruption and system failures: losses owing to business disruption and system failures or interruptions;
- Process management, execution and delivery: losses owing to operational or process management shortfalls, as well as losses arising from transactions with commercial counterparties, sellers and suppliers.

Event type categories (%)


5
6
5
34
1
1
48
Execution
IT systems
Material damage
Customers
Employment contracts
External fraud
Internal fraud

In the first half of 2009, the main source of operational risk was the category "Clients, products and professional practices", which includes losses arising from the non-fulfillment of professional obligations towards clients or from the nature or characteristics of the products or services provided, as well as any sanctions for violating tax regulations. The second largest contribution to losses came from errors in process management, execution and delivery due to operational or process management shortfalls. There were also, in decreasing amounts, losses due to external frauds, internal frauds, and employment practices. The residual risk categories were damage to physical assets from external events and IT issues.

Explanatory Notes

Part F) Consolidated shareholders' equity

Part F) Consolidated shareholders' equity

Section 1 - Consolidated shareholders' equity

The UniCredit Group has made a priority of capital management and allocation (for both regulatory and economic capital) on the basis of the risk assumed in order to expand the Group's operations and create value. These activities are part of the Group planning and monitoring process and comprise:

- planning and budgeting processes:
  - proposals as to risk propensity and capitalisation objectives;
  - analysis of risk associated with value drivers and allocation of capital to business areas and units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;

- monitoring processes
  - analysis of performance achieved at Group and business unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

The Group has set itself the goal of generating income in excess of that necessary to remunerate risk (cost of equity), and thus of creating value, so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return). This is achieved by allocating capital to various business areas and business units on the basis of specific risk profiles and by adopting a methodology based on risk-adjusted performance measurement (RAPM), which will provide, in support of planning and monitoring processes, a number of indicators that will combine and summarise the operating, financial and risk variables to be considered.

Capital and its allocation are therefore extremely important for strategy, since capital is the object of the return expected by investors on their investment in the Group, and also because it is a resource on which there are external limitations imposed by regulatory provisions.

The definitions of capital used in the allocation process are as follows:

- Risk or employed capital: This is the equity component provided by shareholders (employed capital) for which a return that is greater than or equal to expectations (cost of equity) must be provided;

- Capital at risk: This is the portion of capital and reserves that is used (the budgeted amount or allocated capital) or was used to cover (at period-end - absorbed capital) risks assumed to pursue the objective of creating value.

Capital at risk is dependant on the propensity for risk and is based on the target capitalisation level which is also determined in accordance with the Group's credit rating.

If capital at risk is measured using risk management methods, it is defined as economic capital, if it is measured using regulatory provisions, it is defined as regulatory capital. In detail:

- Economic capital is the portion of equity that is actually at risk, which is measured using probability models over a specific confidence interval.

- Regulatory capital is the component of total capital represented by the portion of shareholders' equity put at risk (Core Equity or Core Tier 1) that is measured using regulatory provisions.



Economic capital and regulatory capital differ in terms of their definition and the categories of risk covered. The former is based on the actual measurement of exposure assumed, while the latter is based on schedules specified in regulatory provisions.

The relationship between the two different definitions of capital at risk can be obtained by relating the two measures to the Group's target credit rating (AA- by S&P) which corresponds to a probability of default of 0.03%. Thus, economic capital is set at a level that will cover adverse events with a probability of 99.97% (confidence interval), while regulatory capital is quantified on the basis of a Core Tier 1 target ratio in line with that of major international banking groups with at least the same target rating.

Thus, during the application process the "double track" approach is used which assumes that allocated capital is the greater of economic capital and regulatory capital (Core Tier 1) at both the consolidated and business area or business unit levels.

If economic capital is higher, this approach makes it possible to allocate the actual capital at risk that regulators have not yet been able to incorporate, and if regulatory capital is higher, it is possible to allocate capital in keeping with regulatory provisions.

The starting point for the capital allocation process is consolidated capital attributable to the Group.

The purpose of the capital management function performed by the Capital Allocation unit of Planning, Finance and Administration is to define the target level of capitalisation for the Group and its companies in line with regulatory restrictions and the propensity for risk.

Capital is managed dynamically: the Capital Allocation unit prepares the financial plan, monitors capital ratios for regulatory purposes on a monthly basis and anticipates the appropriate steps required to achieve its goals.

On the one hand, monitoring is carried out in relation to both shareholders' equity and the composition of capital for regulatory purposes (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital), and on the other hand, in relation to the planning and performance of risk-weighted assets (RWA).

The dynamic management approach aims to identify the investment and capital-raising instruments and hybrid capital instruments that are most suitable for achieving the Group's goals. If there is a capital shortfall, the gaps to be filled and capital generation measures are indicated, and their cost and efficiency are measured using RAPM. In this context, value analysis is enhanced by the joint role played by the Capital Allocation unit in the areas of regulatory, accounting, financial, tax-related, risk management and other aspects and the changing regulations[1] affecting these aspects so that an assessment and all necessary instructions can be given to other Group HQ areas or the companies asked to perform these tasks.

1. E.g. Basel II, IAS/IFRS etc.

Part F) Consolidated Shareholders' Equity (Continued)

Section 2 - Shareholders' equity and banking regulatory ratios

2.1 Regulatory framework

The prudential scope of consolidation defined by regulatory rules (Bank of Italy regulations n. 263 - December 27, 2006 and n. 155 - December 18, 1991) includes subsidiaries with the following characteristics:

- banks, financial companies and ancillary banking services companies directly or indirectly controlled to which the line-by-line consolidation method is applied;

- banks, financial companies and ancillary banking services companies directly or indirectly participated for a share equal or more than the 20% when they are jointly controlled with other entities, to these subsidiaries has to be applied the proportional consolidation method.

- The following entities are consolidated with equity method:
  - banks or financial companies directly or indirectly participated for a share equal or more than the 20% or anyway subjected to significant influence;
  - to companies, different from banks, financial companies and ancillary banking services companies directly or indirectly controlled exclusively or jointly or subjected to significant influence.

Further prudential treatments provided by the regulation are: the deduction of the value of the subsidiary from the capital and the sum of the subsidiary value to the Risk Weighted Assets.

The prudential scope of consolidation is different from the scope of the Financial Statement, defined by IAS/IFRS rules.

2.2 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

1. Tier 1

The following instruments are included in tier 1:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (€ million)	AMOUNT INCLUDED IN REGULATORY EQUITY (€ thousands)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8.05%	perpetual	Oct-10	EUR 540	506,824	yes	yes	yes
9.20%	perpetual	Oct-10	USD 450	287,357	yes	yes	yes
4.03%	perpetual	Oct-15	EUR 750	750,000	yes	yes	yes
5.40%	perpetual	Oct-15	GBP 300	317,081	yes	yes	yes
8.59%	31-Dec-50	Jun-18	GBP 350	391,445	yes	yes	yes
7.055%	perpetual	Mar-12	EUR 600	572,445	yes	no	yes
12m L + 1.25%	7-Jun-11	(*)	EUR 300	299,934	no	no	no
12m L + 1.25%	7-Jun-11	(*)	EUR 200	200,000	no	no	no
8.741%	30-Jun-31	Jun-29	USD 300	199,898	no	yes	yes
7.76%	13-Oct-36	Oct-34	GBP 100	113,191	no	yes	yes
9.00%	22-Oct-31	Oct-29	USD 200	129,467	no	yes	yes
3.50%	31-Dec-31	Dec-29	JPY 25,000	184,488	no	yes	yes
10y CMS (**) +0.10%, cap 8.00 %	perpetual	Oct-11	EUR 245	248,832	no	no	no
10y CMS (**) +0.15%, cap 8.00 %	perpetual	Mar-12	EUR 147	149,711	no	no	no
(***)	perpetual	Dec-11	EUR 10	10,770	no	no	yes
TOTAL				**4,361,443**			

(*) Prepayment option is not available.
(**) Constant Maturity Swap.
(***) Interest is linked to results of the company.

2. Tier 2

The following table shows upper tier 2 instruments, which account for more then 10% of the total issued amount:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (€ million)	AMOUNT INCLUDED IN REGULATORY EQUITY (€ thousands)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT
3.95%	1-Feb-16	non applicabile	EUR 900	896,286	non applicabile	Yes (°)
5.00%	1-Feb-16	non applicabile	GBP 450	499,187	non applicabile	Yes (°)
6.70%	5-Jun-18	non applicabile	EUR 1.000	995,284	non applicabile	Yes (°)
6.10%	28-Feb-12	non applicabile	EUR 500	526,390	non applicabile	Yes (°)

(°) if dividend is not paid, payment of intertest is suspended (deferral of interest);
if losses take share capital and reserves under the threshold set by Banca d'Italia to authorize banking business, face value and interests are proportionally reduced.

3. Tier 3

There are no values to be disclosed.

Explanatoy Notes (Continued)

Part F) Consolidated Shareholders' Equity (Continued)

B. QUANTITATIVE INFORMATION

Regulatory capital breakdown (€ thousands)

REGULATORY CAPITAL	AMOUNT AS AT 06.30.2009	AMOUNT AS AT 12.31.2008
A. Tier 1 before prudential filters		
A.1 Tier 1 positive items:		
A.1.1 - Capital	*8,730,886*	*7,120,979*
A.1.2 - Share premium account	*38,392,096*	*35,911,729*
A.1.3 - Reserves	*14,124,973*	*11,840,775*
A.1.4 - Non-innovative capital instruments	*1,536,291*	*1,564,127*
A.1.5 - Innovative capital instruments	*2,825,152*	*2,893,760*
A.1.6 - Net income of the year/Interim profit	*1,070,554*	*4,555,336*
A.2 Tier 1 negative items:		
A.2.1 - Treasury stocks	*-7,493*	*-6,325*
A.2.2 - Goodwill	*-20,990,953*	*-21,460,697*
A.2.3 - Other intangible assets	*-4,173,187*	*-4,339,602*
A.2.4 - Loss of the year/Interim loss		
A.2.5 - Other negative items:		
• Value adjustments calculated on the supervisory trading book		
• Others		
B. Tier 1 prudential filters		
B.1 Positive IAS/IFRS prudential filters (+)		
B.2 Negative IAS/IFRS prudential filters (-)	-1,607,076	-1,374,538
C. Tier 1 capital gross of items to be deducted (A+B)	39,901,243	36,705,544
D. Items to be deducted	2,693,477	1,784,288
E. Total TIER 1 (C-D)	**37,207,766**	**34,921,256**
F. Tier 2 before prudential filters		
F.1 Tier 2 positive items:		
F.1.1 - Valuation reserves of tangible assets		
F.1.2 - Valuation reserves of available-for-sale securities		
F.1.3 - Non-innovative capital instruments not eligible for inclusion in Tier 1 capital		
F.1.4 - Innovative capital instruments not eligible for inclusion in Tier 1 capital		
F.1.5 - Hybrid capital instruments	*4,119,280*	*4,143,189*
F.1.6 - Tier 2 subordinated liabilities	*18,279,547*	*18,352,772*
F.1.7 - Surplus of the overall value adjustments compared to the expected losses		
F.1.8 - Net gains on participating interests		
F.1.9 - Other positive items	*277,875*	*277,545*
F.2 Tier 2 negative items:		
F.2.1 - Net capital losses on participating interests		
F.2.2 - Loans		
F.2.3 - Other negative items	*-1,250,231*	*-771,640*
G. Tier 2 prudential filters		
G.1 Positive IAS/IFRS prudential filters (+)		
G.2 Negative IAS/IFRS prudential filters (-)		
H. Tier 2 capital gross of items to be deducted (F+G)	21,426,471	22,001,866
I. Items to be deducted	2,510,691	1,784,288
L. Total TIER 2 (H-I)	**18,915,780**	**20,217,578**
M. Deductions from Tier 1 and Tier 2	1,077,335	1,067,940
N. Capital for regulatory purposes (E+L-M)	**55,046,211**	**54,070,894**
O. Tier 3 Capital		1,155,605
P. Capital for regulatory purposes included Tier 3 (N+O)	**55,046,211**	**55,226,499**

The surplus of expected losses in respect of related write-downs is €1,905,088 thousand.

Regulatory capital as at December 31, 2008 was restated following the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investments.

2.3 Capital adequacy

Capital adequacy				
	AMOUNTS AS AT			
	06.30.2009		12.31.2008	
CATEGORIES/ITEMS	WEIGHTED ASSETS	NON WIRGHETD ASSETS	WEIGHTED ASSETS	NON WIRGHETD ASSETS
A. Risk Assets				
A.1 Credit and counterparty risk				
1. Standardized approach	505,760,065	231,561,595	632,100,917	269,519,162
2. IRB approaches				
2.1 Foundation	2,399,541	536,680	-	-
2.2 Advanced	555,473,903	179,102,874	518,250,458	170,499,950
3. Securitizations	67,310,335	12,432,285	74,187,689	10,294,419
B. Capital Requirements				
B.1 Credit and counterparty risk		33,890,675		36,025,082
B.2 Market Risk				
1. Standardized approach		218,392		283,017
2. Internal models		1,263,030		1,335,477
3. Concentration risk		-		-
B.3 Operational risk				
1. Basic indicator approach (BIA)		269,874		269,280
2. Traditional standardized approach (TSA)		1,248,697		1,375,178
3. Advanced measurement approach (AMA)		1,974,627		1,714,534
B.4 Other capital requirements		-		-
B.5 Total capital requirements		38,865,295		41,002,568
C. Risk Assets and Capital Ratios				
C.1 Weighted risk assets		485,816,197		512,532,105
C.2 TIER 1 capital/Weighted risk assets (TIER 1 capital ratio)		7,66		6,81
C.3 Capital for regulatory purposes (included TIER 3)/Weighted risk assets (Total capital ratio)		11,33		10,78

Ratios as at December 31, 2008 were restated following the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investment.

Explanatory Notes

Part H) Related-party transactions

Explanatoy Notes (Continued)

Part H) Related-party transactions

It is established company practice, in the performance of its activity, to respect at all times the criteria of transparency, substantial and procedural correctness in transactions with related-parties, as identified by CONSOB, with reference to the international accounting principle known as "IAS 24", in line with laws and regulations prevailing from time to time.

UniCredit, as a listed issuer, had already adopted a process for monitoring and informing about significant, atypical and/or unusual transactions as well as transactions with related-parties carried out by UniCredit and by the companies belonging to UniCredit Group: in particular, this process is intended to formalize the flow of information to the Board of Statutory Auditors, with information about the characteristics, the parties involved and the associated effects on the company's balance sheet, income statement and financial position, for all transactions with related-parties, as well as to ensure that appropriate information be provided regularly in the management report that accompanies the annual financial statements and in the half year reports.

UniCredit is also required to be compliant with the CONSOB regulations in force in relation to transactions with related parties (even when carried out through subsidiaries) whenever the object, payments, methods or timing might affect the security of company assets or the completeness and accuracy of the information, including accounting information, about the Company. In this case, the Company is required to make a related party disclosure document available to the public, drawn up according to the outline indicated in the aforementioned regulations.

While complying with the principle set out in art. 2391 of the Italian Civil Code on the subject of directors' interests, the companies belonging to the UniCredit Banking Group must also comply with art. 136 of Legislative Decree 385/93 (Consolidated Banking Act) on the subject of the obligations of corporate banking officers, which provides that they (or any party related to them) may assume obligations to the company they manage, direct or control, only after unanimous approval of the governing body and the favorable vote of all members of the Board of Statutory Auditors as well as, when necessary, Parent Company's approval.

It is also the practice of the Group companies to use the services of independent experts to issue fairness or legal opinions when the nature of the transaction, including those with related-parties, so requires.

UniCredit's related-parties, with whom UniCredit Group companies have entered into the aforesaid transactions, had been identified according to the criteria defined by UniCredit's Board of Directors during 2003, consistent with the guidelines provided by CONSOB in its communication No. 2064231 dated September 30, 2002 and subsequently the model established by IAS 24. They include:

- direct and indirect subsidiaries of UniCredit;
- associates of UniCredit;
- "key management personnel" of UniCredit, meaning those persons having direct or indirect power and responsibility for planning, management and control of the Company's business (this group includes the CEO and the other UniCredit's Directors, the members of UniCredit's Management Committee and the Head of Internal Audit, in office in the first half-year of 2009);
- close family members of key management personnel (those family members who may be expected to influence, or be influenced by, that individual);
- companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

During the first half-year of 2009, all intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. These transactions were generally carried out at arm's length. The same principle was applied to the rendering of intra-group services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

The following table sets out the assets, liabilities and guarantees as at June 30, 2009, for each group of related parties.

Related party transactions (€ thousands)

	AMOUNT AS AT 06.30.2009						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	302	-	353,839	-	2,061	356,202	0.23%
Financial assets designated at fair value	13,564	-	-	-	-	13,564	0.09%
Available for sale financial assets	123	41	112,407	-	6,415	118,986	0.39%
Held to maturity investments	-	-	-	-	-	-	0.00%
Loans and receivables with banks	4,255	-	1,204,597	-	757,449	1,966,301	2.11%
Loans and receivables with customers	646,682	5,458	481,044	699	443,386	1,577,269	0.27%
Other assets	12,365	15	39,729	4	39	52,152	0.45%
Total - Assets	**677,291**	**5,514**	**2,191,616**	**703**	**1,209,350**	**4,084,474**	**0.45%**
Deposits from banks	35,279	842	14,224,465	-	104,568	14,365,154	10.05%
Deposits from customers	254,044	2,507	436,699	9,102	319,804	1,022,156	0.27%
Debt securities in issue	2,481	-	194,579	-	167,449	364,509	0.11%
Other liabilities	18,492	-	456	4	61,837	80,789	0.37%
Total - Liabilities	**310,296**	**3,349**	**14,856,199**	**9,106**	**653,658**	**15,832,608**	**1.77%**
Guarantees given and commitments	15,264	5,599	52,148	-	97,459	170,470	0.09%

"Other related parties" gives the aggregate of the figures relating to close family members of key management personnel and companies controlled/associates by key management personnel or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.

Pursuant to the provisions of applicable regulations, during the fist half-year of 2009 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Explanatory Notes

Part I) Share-Based Payments

Explanatoy Notes (Continued)

Part I) Share-Based Payments

A. Qualitative Information

1. Outstanding Instruments
Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payments;**
- **Cash-Settled Share Based Payments**[1].

The first category includes the following:
- **Stock Options** allocated to selected Top and Senior Managers and Key Talents of the Group;
- **Performance Shares** allocated to selected Top and Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares which the Parent Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Parent Company's Board;
- **Employee Share Ownership Plan (ESOP)** that offers to eligible Group employees the possibility to buy UniCredit ordinary shares with the following advantages: granting of free ordinary shares (*"Discount Shares"* and *"Matching Shares"* or, for the second category, rights to receive them) measured on the basis of the shares purchased by each Participant ("Investment Shares") during the "Enrolment Period" (from January 2009 to December 2009). The granting of free ordinary shares is subordinated to vesting conditions (other than market conditions) stated in the Plan Rules.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies[2].

2. Measurement Model
2.1 Stock Options
The Hull and White Evaluation Model has been adopted to measure the economic value of Stock Options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple **(M)**;
- probability of beneficiaries' early exit **(E)** after the end of the Vesting Period.

Any new Stock Options' Plans haven't been granted during 2009.

2.2 Other equity instruments (Performance Shares)
The economic value of Performance Shares is measured by considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

No new Performance Share Plans were granted during 2009.

2.3 Employee Share Ownership Plan
For both Discount Shares and Matching Shares (or rights to receive them) the fair value will be measured at the end of the Enrolment Period according to the weighted average price paid by Participants to buy the Investment Shares on the market.

All Profit and Loss and Net Equity effects related to ESOP 2008 will be booked as follows:
- during 2009 for Discount Shares;
- during the three-year period 2010-2012 for Matching Shares (or rights to receive them).

1. Linked to the economic value of instruments representing a subsidiary's Shareholders' Equity.
2. Pioneer Global Asset Management in June 2009.

B. Quantitative Information

Effects on Profit and Loss

All Share-Based Payments granted after November 7, 2002 (which vesting period ends after January 1, 2005) are included within the scope of the IFRS2.

Financial liabilities related to cash-settled payment plans have been recognized if not yet settled on January 1, 2005.

Financial statement presentation related to share based payments (€ thousands)

	FIRST HALF 2009		FIRST HALF 2008	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs	**26,009**		**6,735**	
- connected to Equity Settled Plans	*25,848*		*36,273*	
- connected to Cash Settled Plans (1)	*161*		*-29,538*	
Debts for Cash Settled Plans	**7,671**	**5,177**	**62,036**	**42,167**
- of which Intrinsic Value		*3,168*		*41,255*

1. Partly included in "payroll - other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries. The revenues recognized in 2008 arose from the decrease of liabilities related to synthetic cash settled "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies.

Annexes

Annexes (Continued)

Annex 1) Definition of Terms and Acronyms

Absorbed capital: is the capital required to cover business risks. It is the higher between the regulatory capital (which is obtained by multiplying risk-weighted assets by the target core tier 1 ratio) and the internal capital, which represents the total amount of capital the entire Group sets aside as a buffer against potential losses and needs to support its business activities and all positions held. Internal capital is the sum of the aggregated economic capital and a cushion that considers the effects of the cycle and model risk.

Alt-A Residential Mortgages: Mortgages whose borrowers, while not subject to the significant repayment problems of those described as subprime, have high loan-to-value and installment-to-income ratios or incompletely documented income.

Asset Backed Securities (ABS): Bonds issued by a Special Purpose Vehicle (q.v.) guaranteed by assets of various types such as mortgage loans, consumer credits and credit card receivables.

Principal and interest payments are subject to the performance of the securitized assets and the existence of any further security guaranteeing the bond.

ABSs are divided into tranches (senior, mezzanine and junior) according to the priority with which principal and interest will be paid.

Cash Generating Unit (CGU): a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Collateralized Bond Obligations (CBOs): Collateralized Debt Obligations (q.v.) with bonds as underlyings.

Collateralized Debt Obligations (CDOs): Bonds issued by a vehicle with loans, bonds, Asset Backed Securities (q.v.) or other CDOs as underlyings. CDOs make it possible to derecognize assets in the bank's balance sheet and also to arbitrage the differences in yield between the securitized assets and the bonds issued by the vehicle. CDOs may be funded if the vehicle legally acquires title to the assets or unfunded if the vehicle acquires the underlying risk by means of a Credit Default Swap (q.v.) or similar security.

These bonds may be further subdivided as follows:
- **CDOs of ABSs,** which in turn have tranches of ABSs as underlyings
- **Commercial Real Estate CDOs (CRE CDOs)**, with commercial property loans as underlyings
- **Balance Sheet CDOs** which enable the Originator (q.v.), usually a bank, to transfer its credit risk to outside investors, and, where possible under local law and supervisory regulations, to derecognize the assets from its balance sheet
- **Market Value CDOs** whereby payments of interest and principal are made not only out of cash flow from the underlying assets, but also by trading the instruments. The performance of the notes issued by the vehicle thus depends not only on the credit risk, but also on the market value of the underlyings
- **Preferred Stock CDOs** with hybrid debt/equity instruments or preference shares issued by financial institutions
- **Synthetic Arbitrage CDOs** which arbitrage the differences in yield between the securitized assets acquired synthetically by means of deriviatives and the bonds issued by the vehicle.

Collateralized Loan Obligations (CLOs): Collateralized Debt Obligations (q.v.) with loans made by authorized lenders such as commercial banks as underlyings.

Commercial Mortgage Backed Securities (CMBSs): Asset Backed Securities (q.v.) with commercial mortgages as underlyings.

Conduits: Asset Backed Commercial Paper Conduits ("ABCPs") are a kind of Special Purpose Vehicle set up to securitize various kinds of assets and financed by Commercial Paper. Commercial Paper generally matures in 270 days, payment of principal and interest depending on the cash flow generated by the assets.

ABCP Conduits may be single-sellers or multi-sellers according to the number of issues they make.

ABCP Conduits generally require several SPVs. The first-level vehicles issue the *commercial paper* and finance one or more second-level vehicles or purchase companies (q.v.) which purchase the assets to be securitized.

An ABCP Conduit will have the following:
- issues of short-term paper creating a maturity mismatch between the assets held and the paper issued
- liquidity lines covering the maturity mismatch and
- security covering default risk in respect of both specific assets and the entire program.

Core Tier 1 Capital: Tier 1 Capital (see the entry below), net of hybrid instruments. It is the bank's tangible capital.

Core Tier 1 Capital Ratio: is the ratio between the bank's Core Tier 1 Capital and its risk-weighted assets (see the Glossary entry "RWA").

Cost/Income Ratio: is the ratio between operating expenses and operating income. It is one of the main key performance indicators of the bank's efficiency: the lower the ratio, the more efficient the bank.

Cost of risk: is the ratio between loan loss provisions and loans and receivables with customers. It is one of the indicators of the bank assets' level of risk: the lower the ratio, the less risky the bank assets.

Credit Default Swaps (CDSs): A derivative in which a seller of protection engages, for a fee, to pay the buyer of protection a fixed amount should a certain event indicating a deterioration of the creditworthiness of a reference entity occur.

EPS (Earnings Per Share): is an indicator of a company's profitability calculated as: Net Profit divided by Average total outstanding shares (excluding treasury shares)

EVA (Economic Value Added): expresses the ability to create value in monetary terms. EVA is equal to the difference between the NOPAT (Net Operating Profit After Tax) and the cost of the invested capital.

FTE (Full Time Equivalent): is the number of a company's full-time employees. Part-time employees are considered on a pro-rata temporis basis.

Hedge Fund: Speculative mutual investment fund adopting hedging techniques which generally are not used by ordinary mutual funds, in order to deliver a constant performance, which is only hardly linked to reference markets.

Junior, Senior and Mezzanine exposures: junior exposures are the last exposures to be repaid in a securitization transaction. Accordingly, junior exposures absorb the first loss. Senior exposures are the first exposure to be repaid. The "mezzanine" category includes exposure with medium priority, but with different levels of repayment priority within the category.

Investor: Any entity other than the sponsor or originator with exposure to a securitization.

Ke: The cost of equity is the minimum return on investment required by the shareholder. It is the sum of a risk-free rate and an additional spread remunerating the shareholder for the credit risk and the volatility of the share price. The cost of capital is based on medium-long term averages of market parameters.

Lead Arranger: The bank responsible for arranging a securitization. The arranger's duties include checking the quality and quantity of the assets to be securitized, conducting relations with rating agencies, drawing up the prospectus and dealing with accounting and legal problems.

Annexes (Continued)

Annex 1) Definition of Terms and Acronyms (Continued)

Leveraged Finance: Loans provided mainly to private equity funds in order to finance the acquisition of a company through a financial transaction based on the cash flow generation capacity of such target company. This can result in a higher level of debt and therefore a higher level of risk. Leveraged finance is often syndicated.

Medium Term Note: Bond with a maturity of between 5 and 10 years.

Monoline Insurers: Insurance companies that insure only one kind of risk. Against payment of premium they guarantee the repayment of principal and interest of bonds - usually Asset Backed Securities (q.v.) or US municipal bonds - on default by the issuer, which enables the guaranteed bond to obtain a better rating than similar unguaranteed issues.

US Subprime Residential Mortgages: Subprime has no univocal definition. The category includes mortgages granted to borrowers who have had repayment difficulties in the past, e.g. delayed installments, insolvency or bankruptcy, or who are more likely to default than the average due to high loan-to-value and installment-to-income ratios.

Originator: The entity that originated the assets to be securitized or acquired them from others.

Overcollateralization: The value of the assets underlying the bonds issued is higher than the amount of the bonds.

Payout ratio: is the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

Purchase Companies: Vehicle used by ABCP Conduits (q.v.) to purchase the assets to be securitized and subsequently financed by the conduit by means of commercial paper.

RARORAC (Risk Adjusted Return On Risk Adjusted Capital): is the ratio between EVA (see above) and allocated/absorbed capital and represents the value created per each unit of risk taken.

Residential Mortgage Backed Securities (RMBSs): Asset Backed Securities (q.v.) with residential mortgages as underlyings.

RWA (Risk Weighted Assets): On-balance sheet assets and off-balance sheet assets (derivatives and guarantees) classified and weighted by different coefficients referring to risks, following banking rules issued by local Supervisors (i.e. Banca d'Italia, Bafin, etc.), to calculate solvency ratios.

Securitization: Transfer of a portfolio of assets to a Special Purpose Vehicle (q.v.) and the issue of securities with various levels of seniority to meet any default by the underlying assets.

Synthetic Securitization: Securitization (q.v.) in which the transfer of assets is by means of credit derivatives or similar security enabling the risk of the portfolio to be transferred.

Special Purpose Vehicles (SPVs): An entity - partnership, limited company or trust - set up to carry out a set object, such as isolating financial risk or obtaining special regulatory or tax treatment for specific portfolios of financial assets. An SPV's operations are accordingly limited by a set of rules designed for this purpose. In general SPVs' sponsors (q.v.) do not hold equity in them. The equity is held by other entities in order to ensure that there is no shareholder relationship with the sponsor. SPVs are usually bankruptcy-remote, in that their assets cannot be claimed by the creditors of the sponsor, even if the latter becomes insolvent.



Sponsor: An entity other than the originator (q.v.) which sets up and manages an ABCP conduit or other securitization scheme where assets are acquired from a third entity for securitization.

Tier 1 Capital: the most reliable and liquid part of a bank's capital, as defined by regulatory rules.

Tier 1 Capital Ratio: is the percentage of a bank's Tier 1 Capital to its risk weighted assets (see the Glossary entry "RWA").

Traditional Securitization: Method of securitization (q.v.) whereby transfer of the assets is by means of sale of the portfolio to the Special Purpose Vehicle (q.v.).

VaR (Value at Risk): A method used for quantifying risk. It measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Vintage: The year of issue of the collateral underlying bonds created by securitization. In the case of subprime mortgages this information is an indicator of the riskiness of the bond, since the practice of granting mortgages to subprime borrowers became significant in the US starting in 2005.

Warehousing: A stage in the preparation of a securitization transaction whereby an SPV (q.v.) acquires assets for a certain period of time until it reaches a sufficient quantity to be able to issue an ABS.

«Working together, we became friends. In the course of our daily activities we consolidated our relationships with our colleagues in the branches and also with our clients. Through our work, TOGETHER, we participated in the creation of a new status - Business Partner - representing a new beginning for all of us. So the key word to achieving our dreams is TOGETHER.»

Simona Vlasie
Romania

«There are moments when our operating decisions have to be made both rapidly and efficiently. Clients must not be exposed to pressure of any kind, as they are consumers of the end-product. Professionalism and good collaboration are the roots of our commitment.
And our commitment is our strength.»

Alexandru Sandu
Romania



Certification





Certification

First-Half Condensed Consolidated Financial Statements certification pursuant to Art. 81-ter of Consob Regulation n° 11971/99, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Marina Natale (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Article 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24, 1998 n.58, do hereby certify:

   - the adequacy in relation to the Legal Entity features and

   - the actual application

   of the administrative and accounting procedures employed to draw up 2009 Fist Half Condensed Consolidated Financial Statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2009 Fist Half Condensed Consolidated Financial Statements has been evaluated applying a Model defined by UniCredit SpA coherent with "Internal Controls - Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also certify that:

   3.1 2009 Fist Half Condensed Consolidated Financial Statements:

   a) were prepared in compliance with applicable international accounting standards recognized by the European Community pursuant to European Parliament and Council Regulation no. 1606/2002 of July 19, 2002;

   b) correspond to results of the books and accounts records;

   c) prepared according to Article 9 of the Legislative Decree N.38/05, are suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer and the group of companies included in the scope of consolidation;

   3.2 the Interim Report on Operations shall contain a reliable analysis of the more significant events occurring in the first six months of the financial year and their impact on the Fist Half Condensed Consolidated Financial Statements, together with a description of the main risks and uncertainties faced in the remaining six months of the year. The Fist Half Condensed Consolidated Financial Statements shall contain a reliable analysis of information on significant related party transactions.

Milan, August 4, 2009

Alessandro Profumo



Marina Natale



Felix Schneider
Germany



«Every day I do the best to satisfy our customers with all of their needs. I am the face of UniCredit Group to my customers. So I can show them how it is a big advantage to be partners with the first truly European bank. And I can show them my personal commitment to their success.»

«I went to the grocery store to buy some food for lunch. The cashier was interested in getting firsthand information about a banking product he saw in a television advertisement. I ended up with neither lunch nor dinner because I was so focused on giving her an explanation that I forgot to buy anything. This is either commitment or obliviousness...»

Gordana Jedinak
Croatia



Report of External Auditors



KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono +39 02 6763.1
Telefax +39 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredit S.p.A.

1 We have reviewed the condensed interim consolidated financial statements comprising the balance sheet, income statement, statement of comprehensive income, statement of changes in equity, cash flow statement and notes thereto of the UniCredit Group as at and for the six months ended 30 June 2009. The parent's directors are responsible for the preparation of these condensed interim consolidated financial statements in accordance with IAS 34, "Interim Financial Reporting", endorsed by the European Union. Our responsibility is to prepare this report based on our review.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the captions of the condensed interim consolidated financial statements and the consistency of application of the accounting policies through discussions with directors and analytical procedures applied to the financial data presented in such condensed interim consolidated financial statements. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an audit opinion on the condensed interim consolidated financial statements.

The condensed interim consolidated financial statements present the corresponding figures included in the annual consolidated and condensed interim consolidated financial statements of the previous year for comparative purposes. The corresponding figures have been integrated with the statement of comprehensive income introduced by IAS 1 (revised 2007). As disclosed in the notes, the directors have restated such corresponding figures. We audited the annual consolidated financial statements and reviewed the condensed interim consolidated financial statements of the previous year and issued our reports thereon on 9 April 2009 and 28 August 2008, respectively. We have examined the methods used to restate the corresponding figures and related disclosures to the extent that we considered to be necessary to issue our report on the condensed interim consolidated financial statements at 30 June 2009.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements of the UniCredit Group as at and for the six months ended 30 June 2009 have not been prepared, in all material respects, in conformity with IAS 34, "Interim Financial Reporting", endorsed by the European Union.

Milan, 27 August 2009

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

Creative concept, Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani Segrate (Milan)
September 2009

At UniCredit Group we are aware that our business activities have an impact on the environment, and always factor environmental sustainability into our strategic decisions.

In 2009 the greenhouse gas emissions associated with the paper used for the publication of 2008 Consolidated Reports and Accounts and Sustainability Report have been offset by a contribution to a biomass-fueled district heating plant in Italy (Valtellina).

The offsets for the 2008 Consolidated Reports and Accounts and Sustainability Report were executed in association with AzzeroCO_2


AzzeroCO2

Pictures

Cover and sorter pages

Courtesy Ferruccio Torboli (UniCredit Group)


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Printed on certified recycled chlorine-free paper.



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